Exhibit 99.5

BURGOYNE  GEOLOGICAL  INC.

Consulting  Geologists  &  Engineers

548 Lands End Road North Saanich, BC, Canada V8L 5K9
A.A. (Al) Burgoyne, M.Sc., P.Eng.	TEL / FAX (250) 656 3950 E mail: alburgoyne@shaw.ca

TECHNICAL  EVALUATION  REPORT

 Mineral Resource Estimate  L – Carmen Deposit

For

KIMBER RESOURCES INC.

On

THE MONTERDE PROPERTY

GUAZAPARES  MUNICIPALITY

CHIHUAHUA STATE

MEXICO

By:

A.A. Burgoyne, P.Eng., M.Sc.

September 28, 2005

1.0 SUMMARY	5
2.0 INTRODUCTION & TERMS OF REFERENCE	8
3.0 DISCLAIMER	9
4.0 PROPERTY DESCRIPTION & LOCATION	10
4.1 MONTERDE MINERAL CONCESSIONS	10
4.2 EL CORONEL MINERAL CONCESSIONS	10
4.3 STAKEDMINERAL CONCESSIONS	11
4.4 SURFACE RIGHTS	11
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	13
5.1 ACCESS	13
5.2 PHYSIOGRAPHY	13
5.3 FLORA AND FAUNA	13
5.4 CLIMATE	13
5.5 ACCESS RIGHTS & INFRASTRUCTURE	14
6.0 HISTORY	15
6.1 HISTORIC MINE PRODUCTION	15
6.2 EXPLORATION 1994 THROUGH 1999	15
6.3 KIMBER RESOURCES INC.	16
7.0 GEOLOGICAL SETTING	19
7.1 REGIONAL GEOLOGY	19
7.2 PROPERTY GEOLOGY	19
7.3 LITHOLOGY	19
7.4 STRUCTURE	21
8.0 DEPOSIT TYPE	22
9.0 MINERALIZATION & ALTERATION	23
10.0 EXPLORATION	25
11.0 DRILLING	26
11.1 REVERSE CIRCULATION	26
11.2 CORE DRILLING	29
12.0 SAMPLING METHOD AND APPROACH	31
12.1 SAMPLING - UNDERGROUND, THE HISTORIC MONTERDE MINE, 1937 TO 1943	31
12.2 SAMPLING - SURFACE AND UNDERGROUND, PANDORA INDUSTRIES INC, 1994 TO 1995	31
12.3 SAMPLING - SURFACE AND DRILLING BY GOLDEN TREASURE EXPLORATIONS INC., 1998	31
12.4 SAMPLING - DRILLING BY KIMBER RESOURCES INC., 2000 –2001, 2002, 2003, 2004, &2005	32
12.5 CORE DRILLING	33
13.0 SAMPLE PREPARATION, ANALYSES & SECURITY	34
13.1 SAMPLE PREPARATION &ANALYSES	34
13.2 SITE SECURITY AND CHAIN OF CUSTODY	35
14.0 DATA VERIFICATION	36
14.1 SUMMARY COMMENTS	36
14.2 QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM	36
14.3 CHECK ASSAYS	42
14.4 DUE DILIGENCE BY AUTHOR	44

15.0 ADJACENT PROPERTIES	45
16.0 MINERAL PROCESSING & METALLURGICAL TESTING	46
16.1 HISTORIC	46
16.2 KIMBER RESOURCES INC. WORK	46
17.0 MINERAL RESOURCE	49
17.1 MINERAL RESOURCE ESTIMATE SUMMARY	49
17.2 HISTORICAL MINERAL RESOURCE ESTIMATE K&OTHER ESTIMATES	50
17.3 DRILL HOLE HISTOGRAM &CUMULATIVE FREQUENCY STATISTICS	51
17.4 MINERAL RESOURCE ESTIMATE L	55
18.0 OTHER RELEVANT DATA AND INFORMATION	57
19.0 INTERPRETATION & CONCLUSIONS	58
20.0 RECOMMENDATIONS	60
21.0 REFERENCES	63
22.0 CERTIFICATE - STATEMENT OF QUALIFIED PERSON	65

TABLES	Page
Table 1-1 Mineral Resource Estimate L - Carmen Deposit	6
Table 4-1 Monterde and El Coronel Mineral Concessions	12
Table 11-1 Summary of Reverse Circulation Drilling	27
Table 11-2 2005 Drilling by Structure	27
Table 11-3 Selected Comparison Of Resource Blocks (RC Drilling) To Core Drilling	30
Table 16-1 Silver Recovery vs. Silver Grade, Carmen Deposit, <100 metres	47
Table 16-2 Gold & Silver Metallurgical Recoveries - Bottle Roll Tests on Drill Core	48
Table 17-1 Mineral Resource Estimate L Add Up Summary	49
Table 17-2 Historical Mineral Resource Estimate K	50
Table 17-3 Historical Veta Minitas Resource Estimate	51
Table 20-1 Recommended Exploration Program & Budget	61

FIGURES
Following Page
Figure 4-1 Location Map	12
Figure 4-2 Concessions Map	12

Figure 4-3 Land Status – Core Concessions	12
Figure 7-1 Monterde District - Geology and Mineralization	21
Figure 7-2 Carmen Deposit - Cross Section 50, Geology	21
Figure 7-3 Stratigraphic Column	21
Figure 11-1 Drill Hole Location Map – Carmen Deposit	30
Figure 11-2 Drill Hole Location Map – El Orito Target	30
Figure 11-3 Drill Hole Location Map – Carotare Target	30
Figure 14-1 Field Blank Assays	page 37
Figure 14-2 Silver & Gold Assays of Low Grade Reference Sample	page 39
Figure 14-3 Silver & Gold Assays of Moderate Grade Reference Sample	page 40
Figure 14-4 Thompson-Howarth Plot, Precision of Gold Assays	page 41
Figure 14-5 Thompson-Howarth Plot, Precision of Silver Assays	page 42
Figure 14-6 Check Assay Results for Gold	page 43
Figure 14-7 Check Assay Results for Silver	page 43
Figure 17-1 Histogram and Cumulative Probability, Gold Assays from Drilling - Global Basis	page 52
Figure 17-2 Histogram and Cumulative Probability, Gold Assays from Drilling - Mineralization Model Basis	page 53
Figure 17-3 Histogram and Cumulative Probability, Silver Assays from Drilling - Global Basis	page 54
Figure 17-4 Mineral Resource Estimate L - Longitudinal Section	56
Cross Sections 28 to 52 Illustrating Resource Blocks	following 56

APPENDICES
Following Page
Appendix A Monterde Project - Summary Of All Drill Collar Data	66
Appendix B Monterde Project - Reverse Circulation Drill Intercepts By Zone	66
Appendix C Carmen Deposit - Detailed Tabulation of Resource Blocks by Section	66

1.0   Summary

Kimber Resources Inc.’s (“Kimber”) Monterde Property (the “Property”) is located in Chihuahua State, Mexico. Coordinate locations for the property are 27o35.5’N and 108o05’W, and in UTM coordinates, 3056000N and 787500E, NAD27, Mexican datum.  Access to the Property southwest from Chihuahua City is by approximately 260 kilometres of road of varying quality, from paved highway to moderate quality logging road; a four wheel drive vehicle is recommended during rainy season and generally for access on the Property roads.  Elevations range from 2000m to 2400m, with the property area covering a series of north-northwest / south-southeast ridges.  Slopes are generally moderate to locally steep.  The vegetation predominantly consists of ponderosa pine forest.  The climate of the Property area is tempered by the relatively high altitude; winters are cold and dry and a distinct rainy season with moderate temperatures typically lasts from June to October.  Besides the numerous annual streams on the property area, the water table has shown itself to be relatively shallow in most places and wells should produce ample water supplies for development and production.

The Monterde Property includes a small underground past producer of gold and silver, which operated from 1937 to 1943; approximately 68,000 tonnes of oxide ore grading 19.29 grams per tonne gold and 311.5 grams per tonne silver were mined with a cut off of 15.0 g/t gold.  Current exploration and development has been focused on mineralization associated with a set of mineralized “wrench-faults”, known as the Carmen zone.  Previously mined underground on a very small scale in the early 1940s to a 15gram/tonne gold cut-off, the area is of great interest today because the low-grade halo around the major veins should be economic using modern open pit mining methods and heap-leach and mill recovery.  In addition to the previously mined Carmen zone, local prospectors and Kimber geologists have identified other zones of exploration interest along the wrench-fault system.

Mineral concessions comprising the Property, cover in excess of 29,000 hectares, and include the Monterde Concessions, the El Coronel Concessions and Staked Concessions.   The Monterde and Staked Concessions are owned 100% by Minera Monterde, Kimber Resources 100% owned Mexican subsidiary. Option agreements are in place allowing Minera Monterde S.de R.L. de C.V. (“Minera Monterde”), to acquire 100% ownership of the El Coronel Concessions, clear of all royalties or other encumbrances; remaining option payments total US$ 548,000 in 2006.

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex which is located at the intersection of two major structural zones.  Primary structural control of the Carmen Deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

A series of three intermediate tuffaceous lithologies and the associated co-magmatic intrusives are the hosts for gold and silver mineralization.  The tuffs are slightly welded to welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides.  Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted.  Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system.  The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres.  The oxidation levels are confirmed by drill holes. On strike over 2,000 metres of favourably altered structure remains to be explored.

Comparable epithermal gold-silver deposits commonly have down dip extents greater than 500 metres. Surface sampling and drilling has defined the Carmen gold - silver deposit with potential economic grades that are near surface.  Underground bulk mineable mineralization potential is also present.

Three hundred and thirty (330) reverse circulation holes totalling 57,256 meters comprise the drill hole database for the Monterde Property. The Carmen deposit has been extensively explored by mapping, sampling, trenching and drilling. Two hundred and eighty-seven (276) reverse circulation drill holes totalling 49,183 meters comprise the Carmen drill hole database of which 79 holes totalling 16,090 meters were drilled in 2005. Mineral Resource Estimate L, for the Carmen Deposit, includes all reverse circulation drilling to July 2005.

Estimate L, for Carmen Deposit, was calculated in August and September 2005, based on available drill data.  Much of the former inferred Mineral Resource Estimate K, defined in 2004 (Cukor et al 2004), has been brought into the Measured and Indicated categories.  The Mineral Resource Estimate L, which is summarised below in Table 1-1, is based on two separate gold and silver cut offs.  Cut-offs of mineralization at or greater to 0.3 grams per tonne gold, and mineralization that is equal or greater than 35 grams per tonne silver with gold at less than 0.3 grams per tonne, are used.  Neither open pit design nor optimization has been done; hence the presently defined Mineral Resource Estimate L is an in situ resource without a waste to mineralization strip ratio.

TABLE 1-1

MINERAL RESOURCE ESTIMATE L  - CARMEN DEPOSIT

		Grade, g/t		Contained Metal,Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	15,353,000	0.87	60	13,300	927,200	430,000	29,813,000
INDICATED	4,140,000	0.86	46	3,500	191,400	114,000	6,153,000
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

BY CUT OFF
0.3 Grams per Tonne Gold Cut Off
MEASURED	11,477,000	1.12	61	12,800	696,600	412,000	22,399,000
INDICATED	3,413,000	1.01	44	3,400	150,900	110,000	4,854,000
MEASURED+INDICATED	14,890,000	1.09	57	16,200	847,600	522,000	27,254,000
INFERRED	6,641,000	1.09	38	7,200	250,400	232,000	8,053,000

Less Than 0.3 Grams per Tonne Gold & Greater than 35 Grams per Tonne Silver
MEASURED	3,875,000	0.15	59	500	230,500	18,000	7,413,000
INDICATED	727,000	0.16	56	100	40,400	3,000	1,299,000
MEASURED+INDICATED	4,602,000	0.15	59	600	271,000	22,000	8,712,000
INFERRED	751,000	0.15	55	100	41,000	3,000	1,321,000

Carmen deposit mineralization is open down-dip and along the trend of the Carmen-Los Hilos-Cocos-Cob shear system, to the southeast, and beyond the Dome Fault to the northwest. The Carmen deposit also remains to be further defined and explored to the northeast, where other structures sub-parallel to the Carmen shear, including the Cob shear and Cocos shear have been defined by drilling.

A comparison of 18 core holes, completed during 2004 on the Carmen Deposit, to reverse circulation drilling results indicates that generally core drilling defines the zone(s) of gold-silver mineralization and intercept lengths are similar to reverse circulation drilling.  The gold grade is lower in the core drilling, however, core drilling overall is not considered an ideal sampling medium for low concentrations of gold because of the relatively smaller, less representative, sample weight collected compared to RC drilling.

La Veta Minitas, a gold-silver bearing mineralized fault-shear, trending northwest, parallel to the main Camen shear system, is open to the southeast.   This system was intersected by 24 drill holes during the 2003 and 2004 drill programs; La Veta Minitas is located about 250 metres south of the main Carmen shear.  A resource estimate by Kimber in November 2004 defined a resource not considered economically important at present.

Besides Carmen Deposit, the two most significant mineralized gold-silver bearing structures and exploration targets defined to date are Carotare and El Orito Norte.

At the Carotare Exploration Target drilling has been in two zones, the Carotare East (Discovery) and Carotare West (Pandora).  The area of alteration and mineralization is much like the Carmen Deposit, although larger.  At Carotare East drilling indicates a mineralized structure with grades and widths similar on the Carmen extending along a length of at least 220 metres and to a depth of at least 180 metres.  In Carotare West Zone, 200 metres to the west of Carotare East, drilling has defined mineralization along a length of 150 metres.

At El Orito Norte, gold mineralization was defined in a 2004 drill hole near an old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high-grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

Additional drilling and exploration work is definitely justified at the Monterde Property. The Carmen gold - silver deposit should be advanced to pre feasibility as funding permits; mine engineering and planning studies should continue such that a mineral reserve can be estimated and metallurgical beneficiation studies should continue.

The character and excellent drill results obtained to date by Kimber Resources Inc. are of sufficient merit to warrant the following programs:

•

On the Carmen deposit an exploration/development program of in-fill reverse circulation drilling totalling 20,000 metres is recommended to continue to upgrade the current inferred resource class to measured and indicated categories and to extend the deposit. The drilling on Carmen should continue to focus on an in-fill program at 25-meter centres along strike and down dip. Additional drilling should be conducted on the splays and sub-parallel structures present in the hanging wall of the Carmen Shear.

•

On the El Orito Norte and Carotare structures, located 0.5 km and 2 km west of the Carmen deposit, geological mapping, trenching, rock sampling and 10,000 metres of reverse circulation drilling are recommended.  The Carotare exploration target, at this time, warrants most of the drilling.

The recommended exploration and development budget on the Monterde Property totals CDN $5.5 million and includes 30,000 metres of reverse circulation drilling.  This program includes, besides reverse circulation drilling, grid layout, rock sampling, geological mapping, trenching, bulk sampling, surveying, mine planning and metallurgical work.

2.0 Introduction & Terms of Reference

The Monterde Property is a gold-silver past producer located in the Sierra Madre Mountains of Western Mexico.  It is owned by Kimber Resources Inc. (Kimber), through its 100% owned Mexican holding company Minera Monterde  S. de R.L. de C.V. (“Minera Monterde”) Burgoyne Geological Inc. [BGI] was commissioned by Kimber Resources Inc. ("Kimber") to complete a Mineral Resource Estimate Technical Report on the Carmen Deposit of the  Monterde gold project in Chihuahua State, Mexico.  This most recent, Mineral Resource Estimate L, is the integration of an additional ninety seven (97) reverse circulation drill holes, completed during October 2004 to July 2005 by Kimber on the Carmen Deposit.  This drilling program was under the direction and supervision of Mr. Alan Hitchborn, B.Sc. The Kimber Qualified Person being Mr. J.B. Richards, P. Eng.  Mineral Resource Estimate L supersedes Mineral Resource Estimate K (Cukor et al 2004) and represents a substantially updated mineral resource estimate and consequently under NI 43-101 a Technical Report is required by an independent Qualified Person. This report will be filed with the appropriate regulatory authorities including the British Columbia Securities Commission and will become a public document.  The report is formatted in accordance with National Instrument 43-101.

The Monterde Property consists of several mineral concessions held by Kimber Resources Inc. some of which are subject to making the balance of the purchase payments.  The Monterde Property has been explored and defined through separate programs of surface reverse circulation drilling, in the periods of 1998, late 2000 - early 2001, the fall of 2002, 2003, 2004, and to July 2005.  Kimber has completed all drilling programs except the 1998 program by Golden Treasure Explorations Inc.  A substantial, potentially open pittable, gold - silver oxide resource, known as the Carmen Deposit, has been defined.

To accomplish this assignment, the writer had discussions with Mr. Robert Longe, P.Eng., Mr. J.B. Richards, P.Eng., Mr. A. Hitchborn, and Mr. Damir Cukor. P.Geo., President, Vice President, Engineering, Vice President, Development, and Resource Geologist, respectively for Kimber.  Mr. J. Byron Richards, P.Eng., is the "in-house" or Company Qualified Person. A property site visit was conducted during the period of September 13 and 14, 2005 and Mr. Richards accompanied the writer.  A further three weeks of office work including resource modelling of cross sections, block measurements and calculations, averaging of assay intersections, tonnage and grade calculations and spreadsheet compilation and checking, and report writing were undertaken during August and September 2005. The site visit in September 2005 permitted review of drilling sites, drill roads, drilling protocol, quality assurance / quality control procedures, underground adits and drifts, and exploration surveys on the Carmen Deposit, and the Carotare exploration target. The writer previously completed site visits to the property in June 2003 (Burgoyne 2004), November 2002 (Burgoyne 2003) and November 2001 (Burgoyne 2002).

The detailed technical discussions with Kimber personnel, the site examinations, and the detailed resource modelling and calculations by the writer noted above form the basis for this Technical Report. The writer has used a variety of written sources for his evaluation of the property and a variety of maps, plans and sections. These sources are given in the Reference Section.  The most important technical references and sources are Cukor et al (2004), Burgoyne (2004), Burgoyne (2003), Burgoyne and (2002), Hitchborn & Richards (2003); further critical information sources are the Autocad Cross Sections 28 through 52 and resource estimate spreadsheets (Appendix C) for Resource Estimate L, prepared by Kimber, that were reviewed and audited in detail by the writer. The Quality Control and Quality Assurance Program and the Drill Hole Histogram and Cumulative Frequency Sections of the report have been prepared by Kimber but reviewed and modified, where necessary, by the writer.  The reports by Burgoyne (2004), (2003), (2002) and by Cukor et al (2004) have been filed on www.sedar.com.  All currency values are expressed in Canadian dollars unless otherwise indicated.

3.0 Disclaimer

An informal review of mineral title and ownership of the Mineral Concessions, and the respective options that Kimber, through its wholly owned Mexican subsidiary, Mineral Monterde, has with the current owners of the El Coronel Mineral Concessions was completed. However, there has been no formal legal mineral title and ownership review as this is outside the expertise of the writer. The Section 4.0 Property Description information was obtained from the Kimber legal department. Kimber provided the information on environmental liability in Section 4.0 and those of Surface Rights in Section 4.3. The author disclaims responsibility for such information in these aforementioned sections.

This report is based on an extensive technical review and discussion of information that was available. This report is believed to be correct at the time of preparation.  It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

Burgoyne Geological Inc. has exerted a normal engineering standard of due diligence in the preparation of this report, both in regards to technical detail and in property descriptions and title.  All data contained within this report are believed to be correct and complete at the time of writing.  All conclusions drawn from the data are based on technical judgments in consultation with experienced professionals.  There is nothing material, known to the writer, regarding the Carmen Deposit that is not included in this report.

4.0  Property Description & Location

The Monterde Property is located in Guzapares Municipality in the Sierra Madre Mountains of southwestern Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 kilometers from San Rafael. The property is 70 kilometres northwest of Glamis Gold Ltd. El Sauzal Project and 70 kilometres southeast of the past producing Ocampo Mining District.  Note Figures 4-1.    The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781,000 to 811,000 east, 3.035,000 to 3,060,000 north.

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and totals 29 mineral concessions described in Table 4-1 and located in Figures 4-2 and 4-3.  Kimber controlled land totals in excess of approximately 29,000 hectares.

The known zones of gold and silver mineralization with respect to concession boundaries are presented in Figures 4-2 and 7-1.

Kimber is not aware of any environmental problems or environmental liabilities that affect the property.  An environmental review was completed, on behalf of the State Government, over the district that enabled the land status to revert from forestry to mineral exploration as given in Trejo Dominguez (1999) and Diaz Nieves (1999).  During the site inspection of the property there was no indication of any environmental concerns. It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation. There are a dozen or more unfenced open shafts, raises, and caved adits, which can be up to several metres in depth. The existing waste material mined from the old Monterde mine has, for the most part, been overgrown by native vegetation.

Permitting for reverse circulation and core drilling is in place to the end of 2005 for the Carmen and Carotare areas; permitting is pending for the El Orito area.

4.1 Monterde Concessions

The Monterde Concessions are divided into four (4) groups, all of which are owned 100% by Kimber as of August 9, 2005. The total purchase price of all of the Monterde Concessions was US$1,054,900, the final semi annual payments having been made on August 9, 2005. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1.

4.2 El Coronel Concessions

The El Coronel Concessions consists of 11 concessions. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1. By an exploration and option to purchase agreement dated August 14, 2001 Compania Mineral El Coronel, S.A. de C.V. (“El Coronel”) granted to Minera Monterde the exclusive exploration rights and option to purchase the El Coronel property for the period ending August 14, 2006.  By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to reconveyance upon failure to make the remaining two (2) purchase payments of US$165,000 due on Feb. 14, 2006 and US$383,000 due on August 14, 2006.

4.3 Staked Concessions

The Staked Concessions consist of nine (9) mineral concessions that were staked for and are owned 100% by Minera Monterde. Seven (7) of the Staked Concessions are titled and two (2), Rubia 2 and Rubia 3, have recently been staked and the issuance of titles is pending. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1.

4.4 Surface Rights

An agreement is in place, the "Ejido" agreement, with the local community with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and mine production on the concessions. This is further discussed in Section 5.5, Access Rights & Infrastructure.

TABLE 4-1

THE PROPERTY

Monterde  Concessions    Title

             Title              Nature of          Area in

Name

Number

Type

  Ownership        Hectares

 Expiry Date

Group 1

Monte Verde

209794

Exploitation

(B)

   26.0000

08/08/2049

Los Hilos

209793

Exploitation

(B)

       6.0000

08/08/2049

El Carmen

210811

Exploitation

(B)

   11.0000

11/29/2049

El Carmen II

209795

Exploitation

(B                   22.0000                08/08/2049

Group 2

Anexas de Guazapares

212541

Exploitation

(B)

20.0000

10/30/2050

Anexas de Guazapares

212552

Exploitation

(B)

    18.8947

10/30/2050

Anexas de Guazapares

212542

Exploitation

(B)

  9.7535

10/30/2050

Group 3

Anexas de Guazapares

112692

Exploitation

(B)

90.0000

04/08/2011

Group 4

Ampliacion Guadalupe

209496

Exploration

(B)

 59.0799

08/02/2005

El Coronel Concessions

La Bonanza

192039

Exploitation

(A)

98.2751

12/18/2041

Montaña de Oro

205334

Exploitation

(A)

 183.0045

08/07/2047

La Verde

217341

Exploitation

(A)

 195.0000

07/01/2052

La Flor de Oro

217342

Exploitation

(A)

 148.1485

07/01/2052

San Cristóbal

217344

Exploitation

(A)

 196.1159

07/01/2052

El Carmen*

217345

Exploitation

(A)

10.8835

07/01/2052

Merlin

217346

Exploitation

(A)

3.9176

07/01/2052

La Morena

217348

Exploitation

(A)

53.5533

07/01/2052

La Malinche

217347

Exploitation

(A)

248.1107

07/01/2052

Bola de Oro

216991

Exploitation

(A)

 100.6203

06/04/2052

Venadito II

217349

Exploitation

(A)

 167.8195

07/01/2052

Staked Concessions

Stratus

219869

Exploration

(B)

 45.1100

04/24/2009

Dakota

219107

Exploration

(B)

 74.26
02/06/2009

Rubia

223447

Exploration

(B)

   780.472

01/10/2011

Rubia Fraccion 1

223448

Exploration

(B)

  23.49

01/10/2011

Rubia Fraccion 2

223449

Exploration

(B)                      0.495

01/10/2011

Los Abuelos Frac Oeste

218532

Exploration

(B)

0.9416

11/21/2008

Los Abuelos Frac Este

218533

Exploration

(B)

0.1974

11/21/2008

Rubia 2

pending

Exploration

(B)             11,600.0000

pending (1)

Rubia 3

pending

Exploration

(B)             15,487.0000

pending (1)

Total Area:

                                 29,680.1399 hectares

Notes: (1)The pending concessions have been staked and filed with the Mexican Mining Recorders office. Minera Monterde is waiting for the issue of the title documents from the Mexican government. The total area is subject to adjustment based on the final determination of the size of the pending concessions.

*- please note that claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading

Nature of Ownership:

(A)

Minera Monterde is the registered owner of these concessions subject to re-conveyance upon failure to make the remaining two (2) purchase payments totalling US$548,000 due on Feb. 14, 2006 and August 14, 2006.

(B)

Minera Monterde is, or will be, upon completion of registration, the registered owner of 100% interest these concessions.

Tucson
Arizona
New Mexico
El Paso
Texas
SIERRA
Sonora
Chihuahua
MADRE
Hermosillo
Dolores
Mulatos
Chihuahua
Ocampo
Uruachic
Monterde
OCCIDENTAL
El Sausal
Durango
0
50
100
kilometres

Kimber Resources Inc.

MONTERDE PROJECT

LOCATION MAP

Figure 4 - 1

September 2005

Modified from: Hitchborn and Richards; 2001

MONTERDE CORE CONCESSIONS
see Figure 4 - 3
3,060,000 N
780,00 E
800,000 E
"THE PROPERTY"
RUBIA 2
RUBIA 3
3,040,000 N
0
2.5
5 Km
Coordinates on UTM grid, NAD 27 for Mexico, zone 12

Kimber Resources Inc.

MONTERDE PROJECT

CONCESSIONS MAP

Figure 4 - 2

September 2005

Modified from Hitchborn and Richards, 2003
3,060,000 N
3,050,000 N
783,000 E
793,000 E
Carmen Resource Area
& old mine workings
14
15
16
17
5a
5b
5c
5d
24
7
23
22
21
20
19
18
17
LA FORTUNA
9
13a
13b
0
1
2
kilometres
KEY:
MONTERDE MINERAL CONSESSION
1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE
STAKED MINERAL CONSESSIONS
7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a - RUBIA 2
13b - RUBIA 3
EL CORONEL MINERAL CONSESSION
14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA
Kimber Resources Inc.
MONTERDE PROJECT
LAND STATUS - CORE CONCESSIONS
Figure 4 - 3
September 2005

5.0   Accessibility, Climate, Local Resources, Infrastructure & Physiography

5.1 Access

Access to the Property is by paved and logging roads approximately 260 kilometres from Chihuahua City, Chihuahua State, Mexico.  Travel to the Monterde Property from Chihuahua City is via state Route 16 to La Junta, south from La Junta to San Pedro, then south from San Pedro to Creel.  A paved Divisadero Highway connects Creel to San Rafael, population 1200.  A good logging road leads to the Temoris Junction, a distance of 11 kilometres.  After a right turn to the northwest at the junction, 20 kilometres of logging road lead to an old wooden sign. A left turn, and a further 6 kilometres along a secondary road will bring one to the site.  Note Figure 4-1.

There is an excellent network of 4X4 roads within the property, particularly in the area of defined mineral resource and its projected extensions.

The Chihuahua el Pacificio Railway completed in 1962 links Los Mochis on the Pacific coast with Chihuahua and passes through San Rafael, 35 kilometers from the project.

Creel, with a population 3200, is the closest main city having a full service infrastructure base.  Creel is approximately a two and one half-hour automobile drive east-northeast from the Monterde Project.

  5.2 Physiography

Elevations in the Monterde District range from 2000 metres to over 2400 metres.  Topography is locally steep, with a relatively high density of canyons and watercourses.  Numerous annual streams traverse the area. Topography, although locally steep, is quite accessible by local property roads and is amenable for year round exploration and development.

  5.3 Flora and Fauna

The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine.  Arbutus or madrone sp. is locally seen.  Other tree species include oak, alder, and various poplars.  Shrubs include manzanita, magnolias, wild rose and numerous additional plants.  Two plant types of limited distribution are maguey sp. and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer.  Cougars, bobcats, and ubiquitous coyote represent carnivorous animals.  Reptiles include rattlesnakes, king snakes, and bull snakes and corn snakes. Lizards exist in abundance.

  5.4 Climate

The climate is marked by dry, cold winters and a distinct rainy season.  During the winter, Monterde receives snow to depths of one metre on occasion.  Most of the snow falls from December to mid-February.  Temperature during the winter is variable, daytime highs may reach 0 degrees to 20 degrees Celsius, morning lows range between -20 degrees to 5 degrees Celsius.  Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees.

The rainy season typically begins in May or June and continues until late September to October. Roads are usually passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean.  The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.   Spring and fall are generally cool and mild.

5.5 Access Rights & Infrastructure

Kimber has made an agreement with the local community and surface landholders with respect to the right to access in respect to the undertaking of all types of exploration, development, and mining on the concessions.  There are no houses or buildings over the known resource area.

Numerous annual streams are present and water supply should not be a problem.  As indicated above, Creel is the main city for supply and infrastructure in the area.  Between Creel and other small towns, including San Rafael, the procurement of adequate mining personnel should not present a problem.

There is a major electrical power line that was constructed in 2000, about 30 kilometres due south of the Monterde Property.  This power line is apparently a major high voltage line that is being constructed east - west through Chihuahua State to service rural communities and will eventually end up on the Pacific coast of Mexico.

A modern standard gauge rail line, the Chihuahua el Pacificio Railway, is located some 30-road kilometres from the Monterde Property.  This rail line links the city of Chihuahua to numerous communities through the Sierra Madre Mountains to Los Mochis on the Pacific Ocean.  The railway was completed in 1962. The line, which was previously a government-owned operation, is now operated by Ferrocarril Mexicano, a private rail operator in Mexico.  Rail car capacity is stated to be 120 tonnes between Los Mochis and Creel, slightly higher between Creel and Chihuahua.

6.0   History

6.1 Historic Mine Production

Historic production of gold and silver ores from the Monterde underground mine was underway during the period 1937 to 1944.  Total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver.  The mining cut off was 15.0 g/t gold.  All of the ore produced was oxide in nature.  Historic mining depths were greater than 250 metres vertical.  Production was from two underground mines located on two separate shears, the Carmen and Los Hilos, separated by an east-west distance of 150 meters as indicated on Figure 7-1

The larger of the two mines is centred on the Carmen Shear.  Production was accessed from three main levels with stopes on four high-grade ore shoots.  The stoped areas vary in strike length from 30 metres to over 90 metres.  Down dip extent of the stopes ranges from 60 metres in the Number 2 ore body to over 250 metres in the Number 3 ore body.  The average stope width was 2 metres.

The smaller mine is located on the Los Hilos Shear.  The Los Hilos mine was stoped along a strike length of 45 metres, no down dip extent is given.  Stope widths on the Los Hilos Shear averaged 2 metres wide.

The ore was processed in a 25 ton per day mill consisting of a primary jaw crusher, secondary crusher of unknown type and a ball mill.  Gold and silver were extracted through cyanidation. The recovery method of the precious metals from the cyanide solution is unknown.  Based on the historic production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85 % to 90%. The historic silver recovery is estimated at 65 % to 70%.

The Monterde Mine shut down in June 1944.  Minor production of 1,810 tons was credited from July 1944 to October 16, 1944.  Historic data states that the mine shut down due to a variety of factors, not including lack of ore.  The mine struggled with the difficulty of obtaining spare parts for mills, drills, hoists, and other key mining components.  The absence of working capital hindered improvement and repairs of the mine and mill complex.  All of the mining effort was directed at production and maintaining cash flow, resources and reserves were not replaced.

Clarence King, the operating mine manager, in 1943 estimated that one single "reserve block", the #4, located on and adjacent to the existing mine levels contained 700,000 tones grading 6 g/t gold and 75 g/t silver. This block was well below the mine's gold cut off of 15 grams per tonne gold. The estimated tonnage and grade of this block was based on sampling of the adjacent drift and stope backs and ribs and, at the time, could have been classified as an indicated resource.  The block has dimensions of 85 metres dip length, 150 metres strike and 30 metres wide. This “reserve block” estimated by King does not meet current CIMM mineral resource / mineral reserve standards.

6.2 Exploration 1994 through 1999

Modern exploration of the Monterde Mine began in 1994 when Pandora Industries Inc of Vancouver, B. C, optioned the property.  Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, B. C. and commenced surface exploration of the Monterde District.  The joint venture mapped and sampled the area of the Carmen and Los Hilos Shears.  Reconnaissance geological mapping was conducted at a scale of 1:5000.  Surface sampling included hand dug trenches over the two shear zones with sampling at 3 metre intervals perpendicular to their strike.  The trench spacing was a nominal 50 metres.  Minor sampling was completed underground.  The results from this program were encouraging and prompted the project geologist, Mr. Harold Jones, P.Eng. to recommend a drilling program targeted at the historic underground mine. Pandora Industries spent in the order of US $ 100,000.

The joint venture was dissolved in 1996 prior to initiation of a drill program.  Pandora Industries Inc. withdrew from the joint venture to pursue opportunities in Indonesia.

The property lay dormant until June 1998 when Golden Treasure Explorations Inc. of Vancouver, B. C, optioned it.   A summer 1998-work program, under the direction of Mr. Alan Hitchborn, B.Sc. was initiated by Golden Treasure Explorations consisting of mapping at 1:5000 and rock chip sampling.  Two Brunton and chain maps were completed, one on the Carmen-Los Hilos area and the other over portions of the Las Minitas Basin target area at a scale of 1:2500. Results of the summer program were positive and a recommendation for drilling was the outcome.  By late October 1998, drilling permits were in place and the local community property owners group, the Ejido, had signed an exploration access agreement.  Drill road and pad construction was started in mid-November and reverse circulation drilling commenced in early December.  Approximately 760 metres of drilling in 8 drill holes were completed by Tonto Drilling, out of Hermosillo, Mexico, by mid December.  Four holes were targeted at the footwall structure of the Carmen Shear Zone and four holes were directed at the Los Hilos Shear.  Two of the holes drilled at Carmen did not reach the target due to poor ground conditions. This drill program was the first drilling ever on the Monterde Property.  Assay results were favourable and encouraging and a recommendation to drill additional holes was the program outcome.  However, due to reasons related to market conditions, Golden Treasure Explorations did not have the financial resources to continue exploration of the property.   Golden Treasure Explorations spent in the order of US $250,000.

In late summer 1999, Golden Treasure Explorations defaulted on the property option agreement with the Mexican property vendors and relinquished control of the Monterde property.

6.3 Kimber Resources Inc.

2000 - 2001 Program

Kimber Resources Inc. became interested in the Monterde Property and began negotiations with the property vendors in fall 1999.  An option agreement between Kimber Resources Inc. and the Mexican vendors was signed in February 2000.

Through the spring and early summer of 2000, Kimber Resources Inc. embarked on raising funds to continue the exploration and development of the property.  In late summer, Atna Resources Ltd. agreed to option the property and a formal agreement between Atna Resources and Kimber Resources was signed in late October 2000.  An exploration program and associated budget were agreed upon.  The required drill permits were applied for and an exploration access agreement was signed with the local community or "Ejido" in the Monterde area. The drill permits were granted in early November 2000.  The mobilization of a bulldozer and drill rig followed in mid November.

Drilling commenced on December 5, 2000.  Work continued until the Christmas Holiday break on December 16.  The program recommenced in mid-January, 2001 and continued until the first week of February.  All of the above mentioned work by Kimber was under the direction of Mr. Alan Hitchborn.   The drilling was directed at approximately 400 metres of strike length on the northern portion of the footwall structure of the Carmen Shear Zone, leaving 250 metres of the known mineralized structure untested.

Drill hole spacing along strike ranged from 25 metres to 75 metres.  Varying depths down dip were targeted.  A total of 1,862 metres in 13 drill holes were drilled.  The holes ranged from 74 metres total depth to 278 metres total depth.

The total exploration funds, excluding property payments, expended to March 2001 were US $290,000 with an estimated further expenditure to 2001-year end of US$75,000 for a grand total of US $365,000 to the end of 2001.

Fall 2002 Program

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November.  Layne Drilling Inc. of Hermosillo, Mexico completed the drilling.  All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling.  A total of twenty-four (24) holes totalling 3090 metres were drilled.  All of the drilling with the exception of one hole was done on the Carmen Deposit.  One drill hole was completed on the Las Minitas structure, immediately to the northwest of the Carmen deposit. The drilling, along strike, on the Carmen deposit has been extended from 400 metres to 500 metres.  Twenty-one of the drill holes during 2002 intersected significant grades and widths of gold and/or silver mineralization.

Trenching and sampling of the Las Minitas and El Orito target areas, located northwest of the Carmen was conducted concurrently with the drilling program.  A total of 6 trenches totalling 393 meters and 353 samples at one-metre intervals were sampled and analysed for gold and silver. Approximately 7 kg of chips were taken for each sample and analysed under the same protocol as the RC cuttings.  The results were not used in the resource calculations.

A total of CDN $605,000 was spent on the 2002 drilling and exploration program.  This excluded monies spent on administrative and overhead for the Chihuahua office.

2003 Program

The spring 2003 program of reverse circulation drilling and trenching commenced in April and was complete by mid June.  The fall 2003 program commenced in August and was complete by November.  Layne Drilling Inc. of Hermosillo, Mexico completed the drilling.  All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling.  A total of fifty nine (59) holes totalling 7868 metres were drilled.  All of the drilling with the exception of fifteen (15) holes was done on the Carmen Deposit.  Thirteen (13) drill holes were completed on the parallel La Veta Minitas Zone, to the south of the Carmen deposit and two (2) holes on the El Orito Zone. The drilling, along strike and at depth, on the Carmen deposit, has largely been infill to confirm and upgrade the resource categorization over a strike length of 500 metres.

Trenching and sampling of the Las Minitas and El Orito Zones, located northwest of the Carmen was conducted concurrently with the drilling program.  A total of 20 trenches over 2217 metres totalling 785 channel samples at two-metre intervals were sampled and analysed for gold and silver. Drilling and trenching results from La Veta Minitas and El Oritos Zones were not used in the resource calculations for the Carmen Deposit.

A total of CDN $1.66 million was spent on the 2003 drilling and exploration program.  This excluded monies spent on administrative and overhead for the Chihuahua office

2004 Program

The 2004 program which reported through to September 2004 by Cukor et al (2004), included reverse circulation drilling, core drilling, trenching and sampling as well as camp construction, and pre-feasibility studies including environmental, and engineering.  As with prior drill programs, Layne Drilling Inc., of Hermosillo, Mexico was contracted to perform the drilling, both reverse circulation and core drilling.  Holes are surveyed by differential global positioning system (GPS), and down hole surveys were performed with either a magnetic multi-shot or gyroscope-type system.  For all of 2004 a total of 147 RC holes were drilled for a total meterage of 27,586 during this period.  The drilling was generally directed to the Carmen Zone, with the bulk of this drilling as infill; the Carmen structure was extended 50 m to the northwest and the greater Carmen Zone 150 m to the northeast.  The Carmen Zone remained open to the northeast, northwest and the southeast. In addition core drilling (HQ and PQ diameter) for metallurgical sampling and recovery study purposes and bulk density measurements was initiated. Here a total of 18 holes over 2325 metres were completed.  Knight Piesold of Vancouver, BC undertook geotechnical studies on four HQ diameter core holes totalling 662.7 meters.

A further 1560 metres totalling 11 RC holes were drilled on the paralleling Las Minitas structure that is south west of Carmen.

A total of $5.41 million was spent on exploration, drilling and development programs.

2005 Program  (To July 2005)

The reverse circulation drilling program continues. The database for Resource Estimate L was closed on July 10, 2005 on completion of reverse circulation hole MTR-257.  As with prior drill programs, Layne Drilling Inc., of Hermosillo, Mexico was contracted to perform the drilling, both reverse circulation and core drilling.  Holes were surveyed by differential global positioning system (GPS), and down hole surveys were performed with either a magnetic multi-shot or gyroscope-type system.  A total of 79 RC holes were drilled for a total meterage of 16,090 during this period.  The drilling was generally directed to the Carmen Zone (55 holes, totalling 12,218 m), with the bulk of this drilling as infill and definition of parallel mineralized structures including Cocos and Cob. A significant amount of drilling was also done on a new zone of gold-silver mineralization called Carotare located some two kilometres to the west of Carmen; here 24 holes were drilled totalling 3872 metres. Geological mapping and rock sampling continued over the Carotare area.

Core drilling (HQ diameter) continued for geological, metallurgical sampling and recovery study purposes on the Carmen deposit.  A further five holes totalling 1419 metres totalling was completed. Mine development studies covering environmental baseline monitoring, and sociology (including socio economic) studies were undertaken and are continuing by Rescan Environmental Consulting. All of the mine development studies are required for completion of a pre feasibility study.

A total of $3.45 million was spent on exploration, drilling and development programs through to mid July 2005.

7.0   Geological Setting

7.1

Regional Geology

The Monterde Property is located in the Sierra Madre Occidental mountain range ("the Sierra").  This range is northwest trending and is comprised of volcanic intrusive centres and scattered calderas and is approximately 1250 kilometres long and 250 kilometres wide.  It is recognised as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences.  The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence ("LVS"), approximately 1000 meters thick.   The LVS lithologies are predominately andesite flows and hypabyssal porphyry intrusives.  The LVS is unconformably overlain by Upper Volcanic Sequence ("UVS"), latite tuffs, which host the gold and silver mineralization at Monterde, and a thick series of rhyolitic tuffs.  These units are Tertiary, possibly Oligocene in age.

7.2 Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.  The following descriptions on geology, lithology, and structure are from Hitchborn and Richards (2001) and modifications made during the 2003 program.

The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks.  Comagmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement.  At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work, and iron oxides.  Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles.  The mapped alteration assemblages and quartz vein morphology suggests that the Carmen Deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth.  Figure 7-1 presents the generalized geologic map of the Monterde District.  Figures 7-2 is a geological cross section through the Carmen deposit and adjacent area.

7.3 Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Figure 7-3 presents the volcanic-intrusive stratigraphy of the Monterde District.  Any discussion of the compositional classification of the following lithologies is limited to hand sample description.  No petrographic studies have been completed; therefore, compositional classification is based on hand sample phenocryst mineralogy.

    Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks.  Phenocrysts content consists of plagioclase euhedra, and well-formed hornblende phenocrysts.  The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered.  Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area.  The rocks rarely occur completely fresh, most outcrops exhibit some propylitic alteration.  Supergene argillization is present in some outcrops.  Supergene argillic alteration is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event.  Sparse quartz veins are also noted in some areas.  No sampling has been conducted on these exposures.

    Tuffaceous Rocks - TxTL, Tbx, FTU, FTUa, WLT

Overlying the basement andesite is a series of three tuffaceous lithologies. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable.  Measured dips on the tuffs are gentle, 5 to 10 degrees southeast.  This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (TxTL).  The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies.  Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite.  In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained.  Where welding is more pronounced, the groundmass exhibits eutaxitic texture.  The andesitic lithic component of this unit is deemed fine-grained.  Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

The next unit in the tuff series is a coarse grained lithic tuff (Tbx).  The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit.  The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres.  At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of agglomerate.  The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis.  The degree of welding present is mostly moderate to slight.

Overlying and intruding the Tbx are non-welded fragmental tuffs and associated flow banded dykes (FTU).  The flow banded dykes are seen in outcrop to grade into the fragmental tuffaceous rocks (FTUa).  The fragmental unit is tan to white.  Phenocryst content suggests a latite composition.

Capping the coarse grained lithic tuff is a welded tuff (WLT) that displays distinct eutaxitic textures.  This unit has the same phenocryst composition as the two underlying tuff units.  Minor andesite lithics are present in the unit.

Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization – Pfq, Ppb

Outcrop of pre-mineralization feldspar quartz porphyry (Pfq) intrusive is present west and northwest of the Carmen Deposit.  This lithology occurs as plugs and dikes intruding the tuffaceous lithologies.  Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite.  The groundmass is aphanitic.  Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

Plagioclase biotite intrusive (Ppb) crops out northeast of the Carmen deposit.  The phenocryst mineralogy is predominately plagioclase and biotite with sparse quartz phenocrysts.  Outcrop occurrence is as small plugs and dykes.  This intrusive phase is interpreted as comagmatic with the tuffaceous rocks.

The pre-mineralization intrusives are variably altered.  The most notable alteration style is hematization of the groundmass.  Sericite (?) is seen to replace plagioclase phenocrysts on occasion.  In drill holes, these rocks are pervasively altered showing quartz vein stock works, intense argillic alteration, extensive iron oxides and host gold and silver values.

    Obsidian – Obs

Obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen Deposit. The obsidian dikes are plainly post mineralization as drill holes, which cut the obsidian mineralization as drill holes, which cut the obsidian contain no gold and alteration is lacking.

7.4 Structure

The controls on mineralization of the Carmen Deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range.  The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields.  The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde District is located at a structural intersection.  Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast.  These features have been ‘ground truthed’ via mapping at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings.  The Landsat image is too large to be included in this report.  It is retained in the Kimber Resources office.

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.  Several parallel northwest trending structures that are now included in the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos.

The La Veta Minita deposit, located 250 metres southwest of Carmen Deposit, features structural control dominated by a northwest striking, right lateral shear zone.  This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.  The Carotare zone of mineralization is controlled by a westerly to northwesterly trending shear zone.

At the El Orito Zone, mineralization is found related to a major northwest trending shear zone. Note Figure 7-1.

Carmen Deposit
Mineral Resource Estimate "L"
Measured and Indicated:
19.5 MT @ 0.87 g/T Au, 67 g/T Ag
Inferred:
7.4 MT @ 0.90 g/T Au, 38 g/T Ag
3056000
3055000
786000
787000
788000
Carotare Drilling - see Fig 11 - 3
Carmen Drilling - see Fig 11 - 1
El Orito Drilling - see Fig 11 - 2
Pándora
Carotare
El Orito Norte
El Orito
Active gambusino working, 80m deep, with skip, reported 3g/t Au.
Outcrop Hematite, silica, breccia
Drift in Qtz - Argillized Lithic Tuff
Initial exploration returned anomalous Au
LEVEL "D"
TxTL
Tbx
WLT
Pfq
Ppb
LVSa
Modified from Hitchborn and Richards, 2001

LEGEND

Upper Cretaceous to Lower Tertiary

Alteration

Structure

Kimber Resources Inc.

MONTERDE PROJECT

GEOLOGY AND MINERALIZATION

FIGURE 7-1

September 2005

LEGEND
Pre-Mineralization Pyroclastics, Flows
WLT
Eutaxitic textured welded tuff, minor andesitic lithic fragments.
Tbx
Coarse grained tuff breccia, and andesitic fragments which range in size from 2.5cm to 2m.
TxTL
Crystal lithic tuff, slightly to moderately welded, with lithic fragments generally smaller than 2.5cm in diameter.
Pre-Mineralization Intrusives
Ppb Pfq
Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts, and feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass. Outcrop occurrence is as small plugs and dikes.
Alteration
Silicification
Structure
Shear / Fault, arrow denotes relative movement
Fracture
Tunnel
WLT
Tbx
TxTL
Ppb
Carmen Splay Shears
Carmen Shear Zone

KIMBER RESOURCES Inc.

MONTERDE PROJECT

CROSS SECTION 48
GEOLOGY

JB ENGINEERING Ltd.

FIGURE 7-2

September 2005

OBS OBSIDIAN DIKES
WLT
WELDED LITHIC TUFF
Au Ag
PQ
FLOW DOME
AND DIKES
FTU FRAGMENTAL TUFF /
"TUFFISITE" DIKE
TBX
BRECCIA TUFF
TBX
BRECCIA PIPE ?
?
TXTL
CRYSTAL
LITHIC
TUFF
PPB
AND
"ANDESITE"
FLOWS AND
PYROCLASTICS
"UPPER VOLCANICS"
"LOWER VOLCANICS"
Upper Cretaceous to Lower Tertiary

FTUA

"TUFFISITE" AND FLOW BANDED RADIAL DYKES

Au Ag

PPB

PORPHYRITIC PLAGIOCLASE BIOTITE

"LATITE" PLUGS

Kimber Resources Inc.
MONTERDE PROJECT
Stratigraphic Column
Figure 7-3
September 2005

A.D.H. Feb 2005

8.0   Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property is classified as a low sulfidation, volcanic hosted, epithermal gold - silver deposit.  The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime.  Compared to other deposits hosted in similar geologic settings, the Carmen Deposit should have greater than 500 metres of down dip extent.

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex, which is localized at the intersection of two major structural zones.  One zone strikes northwest, which reflects the regional structural control of the underlying Sierra Madre Occidental Mountains.  Relative movement on the northwest striking structure is right lateral.  The other structural zone is an antithetic structure striking northeast.  Relative movement on the northeast striking zone is interpreted as left lateral.  North and west striking normal faults add to the structural regime.  Gold and silver mineralization is present on at least three different structural orientations.

A series of three intermediate tuffaceous lithologies are the hosts for gold and silver mineralization.  The tuffs are slightly to well welded.  Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides.  Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted.  Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system.  The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres.  The oxidation levels are confirmed by drill holes. On strike over 2,000 metres of favourably altered structure remains to be explored.

Compilation of all the available data on the Carmen Deposit by Hitchborn and Richards (2001) suggests that gold mineralization above 0.10 grams per tonne is a mappable unit. This conclusion was confirmed by the 2002 and 2003 drilling programs.  Above this cut off, trench sampling, drilling and the stoped areas of the historic mine show long ranges of gold-silver mineralization continuity at higher-grade levels.  These observations are the basis for the construction of the resource model that is discussed in Mineral Resource, Section 17.0.  This model is the ‘target envelope’ that can be expected to host gold and silver values of interest.  On a drill section, multiple zones of gold-silver mineralization can be observed to aggregate true widths of 20 metres to 60 metres resulting in a target that has both open pit and underground mining potential.

The primary objective of further work is to continue further reverse circulation drilling to upgrade those inferred and indicated blocks in Mineral Resource Estimate L to the indicated and measured categories. The current Carmen gold-silver deposit on the Monterde Project has the potential to become an economically viable open pittable deposit where gold and silver are recovered by heap leach cyanide methods.

9.0   Mineralization & Alteration

The mapped alteration styles of the Monterde area characterize it as a low sulfidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event.  The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays.  The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including, Carmen Deposit, Las Minitas, El Orito and Carotare targets.

The following discussion is based on hand sample petrology (Hitchborn and Richards 2001); no thin section or x-ray studies have been completed to date.  The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulfidation, epithermal gold-silver districts.

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Las Minitas Shear Zones.  Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies.  Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents.  Propylitic alteration does not host gold and silver mineralization.

Two areas of silica replacement are mapped in the Carmen Shear Zone.  These exposures are typically white to very light grey, forming resistant, cliff-like outcrop.  Silica replacement is not gold-silver bearing.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones.  This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization.   Phyllic alteration also occurs as cross cutting, fracture controlled coatings of mixed sericite-illite (?).  This implies that two separate phyllic events are present.  Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling.  These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is noted as fracture fillings, stains, and disseminated.  Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite.  Hematite is defined as dark red stain or coating on rock surfaces and pervasive, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides.   Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive.   Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.  Gold is not associated with massive (i.e. not brecciated) silicification.

No visible gold is seen and there is no known placer associated with the Monterde District. Gold is believed to be found in micron-sized particles.

10.0   Exploration

Past exploration work, including past exploration programs completed by Kimber, 2000-2004, Golden Treasure, 1998 & 1999, and prior programs carried out by others are covered in Section 6.0.

The exploration program, carried out by Kimber Resources on Monterde from September 2004 to July 2005, has included reverse circulation drilling, core drilling, trenching and sampling on the Carmen Zone and other structures. The Carmen Deposit was extended to the east and now includes mineralized structures known as Cob and Cocos.  At the El Orito and Carotare structures rock sampling, geological mapping, and reverse circulation was completed; these exploration targets are   located some 0.5 and 2 km, respectively, to the east of the Carmen Deposit.

Sections 10.0 and 11.0 must be read together for a full understanding of the drilling results.

A total of 330 reverse circulation drill holes over 57,256 metres have been drilled on the Monterde property over six separate programs since 1998; the latter five programs since December 2000 totalling 56,496 metres over 322 holes have been managed and undertaken by Kimber.  The breakdown of drilling is given in TABLE 11-1.

The 2005 reverse circulation drilling was primarily directed at approximately 700 metres of strike length on the Carmen Shear Zone and related structures including, Los Hilos, Cob, and Cocos. On Carmen Deposit drill hole spacing was on 25 meter or 12.5 meter spaced sections constructed perpendicular to mineralization trends; drill holes were interpreted on 25 meter sections for the purposes of Estimate Land are numbered as Sections 28 through 52. The holes ranged from 31 to 310 metres total depth.  The drilling method and interpretation of the drilling results is discussed below in Section 11.0, Drilling.  Core drilling (HQ diameter) continued for geological, metallurgical sampling and recovery study purposes on the Carmen deposit.  A total of 5 drill holes in 2005 over 1419 metres were completed.

The Carotare structure, which was drilled by 24 holes totalling 3872 metres received the next greatest amount of reverse circulation drilling.  At the Carotare Exploration Target drilling has been in two zones, Carotare West and East.  The area of alteration and mineralization is much like the Carmen Deposit, although larger.  Drilling to August 2005 in the Carotare East Zone (Discovery) indicate a mineralized structure with grades and widths similar on the Carmen extending along a length of at least 220 metres and to a depth of at least 180 metres.  In the Carotare West Zone (Pandora), 200 metres to the west drilling have defined mineralization along a length of 150 metres.

At El Orito, gold mineralization was defined in a 2004 drill hole near and old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high-grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

The limited amount of reverse circulation drilling on Carotare indicates significant newly discovered gold – silver mineralization.  Substantial further reverse circulation drilling remains to be done.

11.0

Drilling

11.1 Reverse Circulation

All drilling included in Resource Estimate L has been by reverse circulation (RC), a percussion drilling method.  In this type of drilling, the rock is broken into small pieces by a mechanical hammer and the chips are removed from the hole, increasing the depth.  In most modern exploration drilling, the hammer is at the bottom of the drill string (down-hole hammer), just behind the bit and is powered by compressed air.  The exhaust air from the hammer is used to blow the cuttings to surface.  In contacting the hole wall, the chips may be contaminated by the wall rocks, so in RC drilling a double-walled drill tube is utilized.  The compressed air is blown down the annulus between the two tubes, and after energizing the hammer it returns to surface with the cuttings via the larger central tube, thereby preventing contact and contamination with the wall rock.  At surface, the cuttings coming from the centre tube are diverted to the sampling equipment.  A portion of the exhaust air and hence sample is allowed to blow up the outside of the drill string to remove wall rock fragments that fall into the hole.  RC drill holes are cased for approximately 2 meters, with a 150 mm steel casing pushed into a 150 mm hole drilled by an outside casing bit.  A “casing bowl” is placed on the top of the casing.  It includes a rubber-gasket that seals the outside of the drill pipe “T” with a valve to allow the control of the volume of material blowing up the outside of the drill pipe.

RC holes are started dry, but normally are completed “wet” when moisture in the ground near the water table causes the cuttings to cake.  At this point a small amount of water is injected with the air to ensure sufficient fluid flow such that the cuttings do not stick to the drill pipe or sampling appliances.  With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer’s efficiency and greatly slow production.  At Monterde it is necessary to provide a compressor to double the air available, and a booster compressor to increase the pressure.  With this equipment, holes have been satisfactorily completed to 300 meter depth, the limit of drills employed, to lift the pipe from the hole.

A conventional style bit was employed for all holes drilled in the 2004 January – September time period.  This type of bit has the exhaust air from the down-hole hammer blowing out the face of the bit and up groves in the sides to a “cross-over interchange” immediately behind the hammer, where it enters the centre tube.  Rock chips produced by this type of bit are generally less than 3 mm across

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs. To minimise drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 metres long versus a truck mounted rig length of 20 metres or so.  The compressor capacity of the drill rigs was rated at 750 cfm/350psi for one and at 900 cfm/350psi for the other.  A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal accuracy of generally better than 20 cm and a vertical accuracy better than 20 cm.  Prior to 2003, deviation surveys were not done, however in 2003, a deviation survey tool (Flexit manufacturer, magnetic reading) was acquired from Silver State Surveys of Salt Lake City Utah.  As many of the previously drilled holes were still open, and in good condition, down hole surveys for dip and azimuth (deviation survey) were completed on many of previously drilled holes. Survey was not possible in caving holes.  To allow for survey in caving holes from inside   the drill pipe, a gyroscope-based unit manufactured by Silver State was acquired in 2004.  The precision of both types of instrument is 0.1° in azimuth and dip. Field accuracy is probably ± 1-2° with either instrument.  No magnetic minerals have been seen to suggest that the magnetic surveys may be in error. The holes with deviation surveys are indicated in  Appendix A.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

A total of 57,256 meters of reverse circulation drilling over 330 drill holes has been completed from 1998 through to July of 2005, Note Table 11-1.  Of this drilling, 16,090 metres over 79 drill holes were done in 2005 by Kimber.

TABLE 11-1

SUMMARY OF REVERSE CIRCULATION DRILLING

Period	Meterage	Number of Drill Holes	Drilling Done By
December 1998	760	8	Golden Treasure Explorations Inc.
December2000-February 2001	1,862	13	Kimber Resources Inc.
September - December 2002	3,090	24	Kimber Resources Inc.
April – November 2003	7,868	59	Kimber Resources Inc.
January – December 2004	27,586	147	Kimber Resources Inc.
January – July 2005	16,090	79	Kimber Resources Inc.
TOTAL	57,256	330

The 2005 drilling was directed mainly at approximately 700 metres of strike length and over the extended width of 600 metres on the Carmen Shear Zone and related structures. The drill holes varying from 86 to 307 metres in length.  Drilling commenced on the Carotare Zone.  Note Table 11-2.  On the Carmen Deposit, drill hole spacing was generally on 25 meter spaced sections perpendicular to mineralization trends, with the spacing decreased to 12.5 metres on Sections 38 to 40 and 42 to 49; limited 12.5 metre drill hole spacing was also completed on Sections 33 to 35.  For the purpose of Estimate L, all drilling was projected back to the closest 25 m spaced section.

TABLE 11-2

2005 DRILLING BY STRUCTURE

Structure	Meterage	Number of Drill Holes
Reverse Circulation Carmen – MTR Holes	12,218	55
Carotare – CTR Holes	3,872	24
TOTAL	16,090	79

Core
Carmen – MTC Holes	1,419	5
TOTAL
TOTAL – ALL DRILLING	17,509	84

All of the analytical data from holes drilled on the Carmen Deposit, received by August 18, 2005 were incorporated into Estimate L.  Basic investigative statistics were applied, including gold and silver grade histograms, probability plots, and sample quality control and quality assurance statistical analysis. See below.

The summary drill hole data are given in Appendix A; this details drill hole locations, lengths, azimuths, dips, and collar elevations and holes with down-hole surveys. Appendix B lists the mineralization intervals equal or greater than 0.3 g/t gold, and equal or greater than 35 grams per tonne silver and less than 0.5 grams per tonne gold, for all drilling completed to date on the Carmen Deposit.  The list includes 1998 drill data collected by Golden Treasure Explorations, the data from the Kimber winter 2000 - 2001, the fall 2002, the 2003, 2004, and to July 2005 programs.

The plan location of the drill holes and Cross Sections are illustrated on Figure 11-1 for Carmen Deposit.      The drill hole cross-sections, entitled Sections 28 through 52 were constructed for estimation of the mineral resource outlined in Section 17, Mineral Resource. These drill sections illustrate surface topography, drill hole results for gold and silver in grams/tonne, drill hole intercepts that generally average greater than 0.3 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.3 grams per tonne gold.

In earlier reports (Cukor et al., 2005, Burgoyne 2004, 2003 and 2002), the calculated true widths in the plane of sections of the mineralized intercepts were reported; in this report, the calculated true widths are not reported in tabular form per se but are illustrated in the respective Cross Sections.  The value of the true width is in estimation of resource volume and tonnage. The area of the resource in cross-section is a factor of mineralization true width and dip length and these values are calculated in Autocad and illustrated in the Cross-Sections following Section 17.  True widths are in the order of 65% to 85% of the reported mineralized intercepts.

The drill holes on the Carmen deposit have been drilled generally on 25-meter spaced northwest - southeast trending sections, mostly in a 225 degrees bearing, but also in a 160 degrees bearing on the Dome Fault grid.  Between Sections 38 and 40 and Sections 42 and 49, limited infill drilling has been performed on a 12.5 m grid to better define structure.

Gold-silver mineralization is present on all of the structures drilled to date.  Drilling has been positioned to generally intersect the mineralization perpendicular to the trend and 65 to 85 degrees to its dip.  Drill sections on 25-meter intervals, where drill hole data is available, have been constructed; a total of 25 sections (Sections 28 to 52) have been used for presentations of data and mineral resource estimation.

The southeast end of the deposit is open and undefined.  The deposit is also open at depth and along strike to the northwest and to the northeast. On the La Veta Minitas structure, a parallel structure to Carmen and located 250 metres southwest of Carmen Deposit, mineralization is open to the southeast. There is the potential to also define near surface higher-grade gold-silver mineralization on several untested parts of the Carmen mineralized system.

Figures 11-2 and 11-3 illustrate the plan location of the drill holes for El Orito and Carotare structures.  The summary drill hole data for these structures are given in Appendix A; this details drill hole locations, lengths, azimuths, dips, and collar elevations and holes with down-hole surveys. Appendix B lists the mineralization intervals equal or greater than 0.3 g/t gold, and equal or greater than 35 grams per tonne silver and less than 0.3 grams per tonne gold, for all drilling completed to date on the Carmen Deposit. The mineralization intervals true widths are not reported and remain to be calculated.

The drilling contractor completed the drilling in an efficient and correct manner.  The collection of the samples, the location of the drill holes, the drill holes orientations, the analyses, and the quality control/quality assurance program on the collection and analyses of samples was conducted to industry standards.

11.2

Core Drilling

Core drilling (HQ, and PQ diameter) was completed for bulk density measurements, metallurgical sampling and recovery study purposes, and geotechnical studies on the Carmen deposit.  A total of 18 drill holes (MTC series) over 2325 metres were completed in 2004 and five core holes in 2005.  The core drill locations and lengths are given in Appendix A.

A review and comparison of the core drilling results (MTC 1-18), from the 2004 drilling program, to reverse circulation drill results for gold and silver was completed by the writer.  The core drilling results can serve as a check on the reverse circulation drilling.  This is important as Resource Estimate L is based totally on reverse circulation drill results - no core drill results are used.

The core drill holes assay results were plotted in section to observe their relationship to adjacent reverse circulation drill holes.  It is important to realize that the core holes did not, in many cases, twin particular reverse holes but were parallel, and a short distance away (2-10 metres).  In the review the gold and silver grades above the cut off defined for resource estimation were used to define a mineralized intercept within the core holes.  In comparing the gold grade of a particular core hole intercept, the nearest resource block grade defined by a reverse circulation drill hole was used.  The comparison is not ideal but it does serve as an approximation on their comparability.

In comparing core-drilling results to reverse circulation results, it is important to emphasize the extreme variability and sometime erratic distribution of gold mineralization over short distances when dealing with grades in the 0.3 to 2 g/t range.  Also, it should also be stressed that in dealing with the relatively low gold concentrations at the Carmen Deposit, core drilling (for even the larger PQ diameter size) may not provide a sufficient sample size to accurately determine the gold grade.

The first method of evaluating the data was to take for a given core hole, on a given section, the sum of the mineralized core intercepts and compare to the sum (metres) of the penetrated reverse drill hole mineralized intercepts in an adjacent RC hole.   In certain cases this could be a single intercepts but did range up to five intercepts in any given core hole and up to five intercepts in the adjacent reverse circulation hole.  It appears that core drilling defines fairly well the same zones of gold and silver mineralization as that done by reverse circulation drilling. Eighteen core holes were treated in this manner and semi quantitative results indicate nine holes defined similar cumulative mineralized intercept lengths, six core holes had shorter cumulative mineralized lengths, and three holes had longer cumulative mineralized intercept lengths relative to the reverse circulation drill holes.  With respect to the cumulative (weighted) core intercepts for gold grade, four core holes were similar (+/- 10%) in gold grade, eight core holes gave lesser gold grade, and six core holes gave higher values, relative to the nearby or adjacent reverse circulation mineralized intercepts. The cumulative weighted silver values were similar (+/- 15%) in eight core holes to that of the RC holes, three holes were within 16-30%, 3 holes within 31-45% and 2 holes from 46-60%. It must be stressed that for many of the core holes, the core holes may be several metres from the reverse circulation intercept and in many cases the drill holes are intercepting blocks (metal grades) defined from more than one RC hole.  The above analyses are only semi-quantitative and were done as a first pass for comparison use only.

A second more restrictive, and perhaps more accurate approach, was to compare, usually single individual block assays defined by reverse circulation, to a core hole that essentially twinned the hole and/or was parallel by only a few metres away. In this case there is only one RC hole defining the block(s) and the RC hole is relatively close to the core hole.  Here there is less ambiguity in comparing the core intersection to the reverse circulation intersection. Table 11-3 below illustrates the variability of mineralization of metal grades and mineralized intercept lengths.   Fifteen relatively long core intersections (14 to 60 metres) are defined in the core drilling and are compared to the equivalent RC intersections defined from Resource Blocks in nine sections.  The correlation of mineralized intercepts lengths is good between RC and core drilling; the core to RC gold ratio grade varies with five intersections being similar (+/-10%), four being higher (+10%) and six being lower (-10%).   The core to RC silver ratio also varies with six intersections being similar (+/- 10%), five being higher and four being lower.  For the intercepts given in Table 11-3 below, the weight averaged drill core gold content is about 14% less than the reverse circulation drill intercepts whereas the silver content is about 3% higher.

TABLE 11-3

SELECTED COMPARISON OF RESOURCE BLOCKS (RC DRILLING) TO CORE DRILLING

Section	Resource Block	Intercept RC (m)	Au - g/t	Ag – g/t	Core Hole	Intercept Core (m)	Au – g/t	Ag – g/t	Core to RC Ratio - Au	Core to RC Ratio - Ag
48	77M-4	40	0.16	131	5*	60	0.31	122	1.94	0.93
	D 84M-1	36	0.42	224	13	36	0.24	199	0.57	0.89

47	90M-1	36	0.25	109	1*	37	0.40	176	1.58	1.61
	95M-4	56	1.45	25	6	56	1.15	20	0.79	0.80
	95M-3	22	1.21	31	6	26	1.24	38	1.02	1.23
	29M-2	24	0.07	53	4*	14	0.31	85	4.43	1.60

46	64M-3	54	0.84	109	7	50	0.93	129	1.10	1.18

45	92M-4 &	54	0.73	73	18*	50	1.06	67	1.45	0.92
	114M-5

44	13M-1	36	1.41	37	8	40	1.26	75	0.89	2.03

43	138M-4	40	0.83	66	11	38	0.78	54	0.94	0.82

40	60M-1	26	0.67	120	2	19	0.41	84	0.61	0.70

39	65M-2	34	0.47	85	9	24	0.51	82	1.09	0.96
	111M-1 &	24	2.07	148	3	34	0.69	82	0.33	0.55
	111M-2
37	16M-1	18	1.30	51	16**	18	0.63	71	0.48	1.39
	130M-2	28	1.4	71	15	20	0.46	70	0.33	0.99

* Intercept bottomed in mineralization				**Intercept is top 18 m of larger 62m grading 0.41 g/t Au & 59 g/t Ag

In summary it appears that generally core drilling is defining the zone(s) of mineralization and intercept lengths are similar to reverse circulation drilling.  The gold grade is, however, overall lower in the core drilling.  The writer is of the opinion that generally drill core is not an ideal sampling medium for low gold concentrations because of the relatively smaller, less representative, sample weight collected.  The silver values in drill core give an acceptable correlation and this is probably due to the substantially higher silver concentrations relative to gold grade in the hosting mineralization.

The writer concludes that the reverse circulation drilling results for Carmen Deposit appear to give a satisfactory and probably a more representative gold metal grade, compared to core drilling, for resource estimation.   To reconcile the differences for the core drilling and reverse circulation drill results, however, a bulk sampling program, which can also be used for metallurgy studies, on certain Carmen mineralized structures is recommended.

Modified From Hitchborn and Richards, 2001
Topography and planimetry: Delta Aerial Surveys, 2002
LEGEND
Drill Hole Projection
Adit
Level 0
Shaft / Winze
Section 42
Cross section trace
Carmen Sections
Section 53
Section 52
Section 51
Section 50
Section 49
Section 48
Section 47
Section 46
Section 45
Section 44
Section 43
Section 42
Section 41
Section 40
Section 39
Section 38
Section 37
Section 36
Section 35
Section 34
Section 33
Section 32
Section 31
Section 30
Section 29
Section 28
Mina Arriba
Mina Bajo
Level 1
metres
0 25m 50m 75m
Kimber Resources Inc.
MONTERDE PROJECT
DRILL HOLE LOCATION MAP
CARMEN DEPOSIT
Figure 11-1
September 2005

Modified From Hitchborn and Richards, 2001
Topography and planimetry: Delta Aerial Surveys, 2002
2425
0
25m
50m
75m
metres
LEGEND
Drill Hole Projection
Adit
Level 0
Shaft / Winze
Section 42
Cross section trace

Kimber Resources Inc.

MONTERDE PROJECT

DRILL HOLE LOCATION MAP
EL ORITO TARGET

Figure 11-2

September 2005

Modified From Hitchborn and Richards, 2001
Topography and planimetry: Delta Aerial Surveys, 2002
3056000N
3055500N
0 25m 50m 75m
metres
LEGEND
Drill Hole Projection
Adit
Level 0
Kimber Resources Inc.
MONTERDE PROJECT
DRILL HOLE LOCATION MAP
CAROTARE TARGET
Figure 11-3
September 2005

12.0    Sampling Method and Approach

Sampling of many different types and generations are presented in this report.  Sampling data includes historic underground sampling conducted by the mine operators, 1990's sampling of the surface and underground, and drill samples.  As noted previously, five separate periods of reverse circulation drilling during 1998, 2000-2001, 2002, 2003, 2004, and 2005 have been completed on the property.  All of the RC drill hole data from the Carmen deposit obtained in these five periods of drilling was used in obtaining Resource Estimate L.

  12.1 Sampling - Underground, The Historic Monterde Mine, 1937 to 1943

Data from the operating period of the historic mine is limited but believed to be accurate.  1940's vintage assay maps post drift sampling data for two areas located in the lower portions of the mine.  The drift sample maps are archived in the Kimber office.  As well, a longitudinal section map of the mine dated 1941 posts the stope data consisting of grade and tonnes mined.  Stopes in the context of sampling are merely ‘bulk samples’.  No comment can be made on the sample method and preparation of samples from the historical mining period.  No historic data was used in the Resource Estimation K presented in this report.

12.2 Sampling - Surface and Underground, Pandora Industries Inc, 1994 to 1995

Modern sampling of the property began in 1994 by Pandora Industries under the supervision of Mr. Harold Jones, P. Eng.  Pandora excavated hand dug trenches over the surface of the Monterde Mine, on a nominal 100 metres with 50 metre spacing on the northern portion of the mine.  Sample length was three metres.  Pandora also did limited amounts of rock chip sampling, limited underground sampling and soil sampling.  No comment can be made on sampling protocol, assay procedure or sample security of this generation of samples.  None of this data was used in the Resource Estimation K presented in this report.

  12.3 Sampling - Surface and Drilling by Golden Treasure Explorations Inc., 1998

Data collected by Golden Treasure Explorations in 1998 consisted of rock chip sampling and drill samples.  Golden Treasure Explorations collected 205 rock chip samples. The rock chip samples were collected as representative samples from outcrops.  No selective sampling was conducted.  These samples were collected in 10 inch by 17-inch cloth sample bags.   This data was not used in the resource estimation presented in this report.

The drilling conducted by Golden Treasure Explorations was reverse circulation. The work was done under the direction of Mr. Alan Hitchborn, now Vice President, Development of Kimber Resources Inc.   The data obtained from this drilling program was used in the resource estimate presented in this report.  The bit type was conventional.  A track rig was utilised with a compressor rated at 750-cfm / 350 pounds per square inch.  All holes drilled were angle holes.  Care was taken during the drilling process to insure a clean sample was obtained.  At pipe joint changes, when drilling dry or wet, the sample collection did not start until the driller had blown out the hole from just off the bottom.  This is done to clean the hole of material that falls back down to the bottom of the hole while changing pipes or whenever drilling stops.  While drilling dry, samples first entered a cyclone, then were collected from a tiered Jones splitter and placed in a 10 inch by 17-inch cloth bag.  The sample split from the Jones splitter was approximately a 1/8 split.

Wet drilling sample collection was much different. The sample first went into a cyclone, followed by a rotating wet splitter. From the wet splitter, samples were collected in 20 litre plastic buckets.  Again, the sample split from the rotating wet splitter was approximately a 1/8 split.  If water flow from the wet splitter resulted in sample overflow, 20 litre buckets were used as needed to prevent overflow. The resulting sample buckets were then split in a Gilson splitter.  Care was taken to wash with water all sample equipment prior to the collection of the next sample.

As always, sample collection after a drilling interruption did not begin until the driller had blown the hole clean.  Sampling interval was 2 metres.  The samples collected in the 10 inch by 17-inch bags were put into ‘rice bags’ and secured with a ‘zap strap’.

Golden Treasure Explorations drilled eight holes, MTR-01 through MTR-08.  Note Figure 11-1.

 12.4 Sampling - Drilling by Kimber Resources Inc., 2000 –2001, 2002, 2003, 2004, & 2005

Kimber Resources Inc., acting as contractor to Atna Resources Ltd., drilled thirteen holes during December 2000 and January 2001.  Drill holes MTR-09 through MTR-21 were drilled in this program. Drilling was done by Layne Drilling Inc. of Hermosillo, Mexico.  Figure 11-1 shows the drill hole locations.

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November.  Layne Drilling Inc. of Hermosillo, Mexico also did the 2002 drilling.  All drill hole locations were surveyed by differential global positioning satellite (DGPS) and down the hole dips and azimuths were also measured after completion of drilling.  Drill holes MTR- 22 through MTR-45 for twenty-four (24) holes totalling 3090 metres were drilled.  All of the drilling with the exception of one hole was done on the Carmen Deposit.  One drill hole was completed on the Las Minitas structure, immediately to the northwest of the Carmen deposit. The drilling length of the Carmen deposit was extended from 400 metres to 500 metres during this program.  Twenty-one of the drill holes intersected significant grades and widths of gold and/or silver mineralization. The sample interval was 2 metres.

The 2003 program of reverse circulation drilling and trenching commenced in April and was complete by November; the program was broken into a spring and fall drilling programs with a break during July and August. The 2003 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico.  Again all drill hole locations were surveyed by differential global positioning satellite (DGPS) and down the hole dips and azimuths were also measured after completion of drilling.  Drill holes MTR- 46 through MTR 85, EOR-01 through EOR-02, and LMR-01 through LMR-16 for (59) holes totalling 7868 metres were drilled.  The LMR and EOR drill holes were done on La Veta Minitas and El Orito Zones, respectively. The sample interval was 2 metres.

The 2004 program of reverse circulation drilling and trenching began in January and was scheduled to be completed by late November. The number of reverse-circulation drills was increased to two in March 2004.  Core drilling was added to the program in August, however these assays were not ready for inclusion in Estimate K.  All 2004 drilling was contracted to Layne Drilling Inc. of Hermosillo, Mexico.  Again all drill hole locations were surveyed by differential global positioning satellite (DGPS) and down the hole dips and azimuths were also measured after completion of drilling.  Drill holes MTR- 86 through MTR 149 and MTR151 through MTR-160, and DFR1-DFR12 were completed and assayed by September 2004. The sample interval was 2 metres.  Appendix B gives the gold and silver mineralized intercepts for all drill programs along with their respective grades.

The 2005 program of reverse circulation drilling commenced in January 2005 and is still in progress.  For resource estimation all drill results to August 3, 2005 were utilized.  The drilling, for Estimate L, by Layne Drilling, was conducted with reverse circulation rigs and includes reverse circulation drill holes MTR 161 through MTR 257.  To minimise drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 metres long versus a truck mounted rig length of 20 metres or so.  The compressor capacity of the two drill rigs is as follows: the rig used since 2002 was rated at 750 cubic feet per minute / 350 pounds per square inch; and the rig added in March was rated at 900 cubic feet per minute / 350 pounds per square inch.  A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.  The conventional bit utilises an interchange sample return system.  The drill bit diameter varied from 4.75 inches to 5.25 inches.

The drill hole collars were surveyed using a differential global positioning method. As the holes are still open, and in very good condition, down hole surveys for dip and azimuth were completed on most of the drill holes.  Note Appendix B.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

A series of sample duplicates, blanks, and reference samples served as quality assurance and quality control.  Samples were collected on a 2-metre sample interval.  The samples were prepped in Chihuahua City for the 2000-2001 program and in Hermosillo for the 2002, 2003, 2004, and 2005 programs by Chemex Labs and shipped to Chemex Labs in Vancouver for analyses.  Assays for gold were fire assayed with an atomic absorption finish.  Silver assays were by aqua regia digestion with an atomic absorption finish during the 2000-2001 program and by four acid digestion (hydrochloric, nitric, perchloric and hydrofluoric) during the 2002, 2003, 2004, and 2005 programs. Note Section 13.0.

The drill rig sampling protocol during the Kimber drill programs was essentially the same protocol described previously for the Golden Treasure Explorations drill program.  An important exception was the initiation of a comprehensive quality assurance and quality control program by Kimber consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory sub sampling protocol.  The quality assurance - quality control program is presented in Section 14.0.

12.5 Core Drilling

Core Drilling results from 2004 and 2005 were not used for resource estimation but rather the samples were used for metallurgical, bulk density and geotechnical studies. The core drill holes (MTC series) completed by Kimber were initially logged at the Kimber field office site at Monterde, split, and those samples designated for metallurgical studies were delivered to Process Research Associates for metallurgical test work and assaying.   The samples, where analysed by Chemex, were done for gold and silver by a similar assay protocol used for reverse circulation samples.

13.0   Sample Preparation, Analyses & Security

13.1 Sample Preparation & Analyses

As the reference samples and quality control measures are discussed in Section 14.0, only the analytical laboratory sub sampling protocol preparation and analyses procedures are detailed in this section.

Employees, officers, directors or associates of those companies conducted none of the sample preparation, completed during the Golden Treasure and Kimber drilling programs.

The reverse circulation drill samples taken by Golden Treasure Exploration in 1998 were delivered to the ALS Chemex preparation facility in Hermosillo, Sonora Mexico via a Golden Treasure Exploration employee vehicle.  Sample preparation was according to ALS Chemex commercial standards.  Gold analyses were by fire assay - atomic absorption analysis.  Gold over limits, greater than 10 grams gold per tonne, were reassayed by fire assay, gravimetric finish.  Silver greater than 1000 grams per tonne silver were fire assayed with a gravimetric finish. Silver analyses were done by aqua regia digestion followed by atomic absorption.

Reverse circulation drill samples, collected by Kimber Resources Ltd. during the 2000 – 2001, 2002, 2003, 2004 and 2005 programs, were submitted to the ALS Chemex Laboratory in Chihuahua and Hermosillo, respectively; here they were dried if needed, then weighed.  The entire sample was then crushed to 90%, passing 2 millimetres or 10 mesh.  A 2000-gram sub sample (1500 grams during 2002 drilling program) was riffle split from the original sample.  Splitter rejects are saved and located in the ALS Chemex Chihuahua preparation laboratory.  The 2000-gram sample was then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill.  Approximately 160 grams of pulverized sample pulp was split from the 2000-gram sample; the sample pulps were shipped to ALS Chemex Vancouver for assay.  Pulverized reject was saved and is stored in the ALS Chemex facility in Chihuahua (1998 and 2000-2001 programs only) and Hermosillo, respectively.  In late 2002 the pulp size was cut to 1500 g and sample reductions was done by scooping rather than splitting – this was found subsequently to be not satisfactory with respect to definition of sample accuracy.

Gold assay was of a 50-gram sample by fire assay, atomic absorption finish. Gold over limits, greater than 10 grams per tonne gold, were reassayed by fire assay, gravimetric finish.

Silver analyses were initially by aqua regia digestion, atomic absorption finish, using a 1-gram sample.  Silver over limits, greater than 1000 grams per tonne silver, were reassayed by fire assay, gravimetric finish.  In 2002 all significant assay values were reanalysed using the four acid digestion (hydrochloric, hydrofluoric, nitric and perchloric acids) method.  Since 2002 silver was analysed by the four acid digestion method exclusively.

All rock chip samples, collected by Golden Treasure Explorations Inc., were prepped in the ALS Chemex Lab facility located in Chihuahua City, Chihuahua Mexico.  Sample preparation was 4 to 7 kilograms crushed to 10 mesh, 250 grams split out and pulverized to -150 mesh.  Assays for gold were fire assay followed by an atomic absorption analysis.  Silver assays were aqua regia digestion followed by atomic absorption analysis.  Gold analyses returned over 10 grams per tonne were fire assayed gravimetric finish.  Silver over limits, greater than 1000 grams per tonne silver, was fire assayed, gravimetric finish.

The core drill holes (MTC series) completed by Kimber were initially logged at the Kimber field office, split, and delivered to Process Laboratories for metallurgical test work and assaying.  The assaying protocol, completed on the drill core by Chemex, was similar to that done on reverse circulation samples.

PQ coredrilling completed in 2004 were used for bulk samples in metallurgical testing.  They were shipped directly to Process Research Associates (PRA) laboratory in Vancouver.  HQ core was split on the Property with the splits and duplicates shipped in the normal assay stream.  Crusher rejects of material selected for metallurgical testing was shipped by ALS Chemex to PRA.

13.2 Site Security and Chain of Custody

The drill samples were either delivered to the Chemex-Chihuahua prep facility by Kimber personnel or were picked up onsite by Chemex-Chihuahua or Chemex-Hermosillo personnel and transported to Chihuahua and Hermosillo via a Chemex vehicle. During the 2002 and 2003 drill programs, all samples were picked up at the Monterde property by Chemex-Hermosillo personnel.  Samples were secured in ‘rice bags’ holding 8 to 12 samples each weighing a cumulative 60 to 70 kilograms. While onsite, the samples were either in a secured camp or were locked in a covered camper shell on a pickup truck.  During the 2002, 2003. 2004, and 2005 programs all samples were initially delivered by the project geologist to the company field headquarters in Monterde and placed in a locked room prior to pickup by Chemex personnel.

The drill samples are under the direct supervision of the drill site geologist until taken to the field camp where they are stored in a locked room.  They are transported to the ALS Chemex laboratory by Kimber personnel or ALS Chemex staff or contractor.

14.0   Data Verification

14.1  Summary Comments

Kimber Resources Inc. monitors the quality of the reverse circulation drilling analytical database through a Quality Control/Quality Assurance program instituted by Mr. J.B. Richards, P.Eng., the company’s internal Qualified Person, at the initial project planning stage prior and continued for all subsequent drilling programs. Four types of samples were used.  These included “field blanks”, "standard or reference samples", "drill sample duplicates" and "ALS Chemex internal reference standards".

The quality control/quality assurance program methods detailed below ensured that the reverse drill hole sampling for two (2) meter intervals by Kimber were to good industry standards and the analyses reported by ALS Chemex Laboratories for these respective samples accurately represent the grade of the drill hole material.

Historically in 1998 Golden Treasure Explorations had essentially no data verification scheme in place other than assay duplicates, as was customary at that time.  As modern assay laboratories generally have excellent chemistry sections, the duplicate results were wholly satisfying.

Further data verification of the drill hole samples and data collected to the end of the 2003 program, was undertaken by the author, (Burgoyne, April 2004).  The methods in place at the time for the above outside Q.P. review, have been unchanged since, and are summarised in Section 14.2.

14.2 Quality Control and Quality Assurance Program

Introduction

Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks. Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream; field duplicates indicate relative accuracy of the sampling and assaying processes.

 Field Blanks

A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver.  It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank used was RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized.  It had the advantage of being of the same geologic matrix as the production samples, but the disadvantage of not having been previously blended and assayed.  The sample blanks included in the assay stream did not return uniformly zero results, but they did serve the purpose for which they were intended: namely to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying.  The 711 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory. Only one sample following an “ore grade” sample has shown elevated grades that could suggest possible contamination from the preceding sample.  Occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken has cut weak stringers of mineralization, and also that very occasionally tags from the blanks occasionally get swapped with tags from the normal sample stream.  The field blanks are blind to the preparation and assay laboratory.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no contamination once the samples had left the field.  The data is illustrated in Figure 14-1, below.

Field Blank Assays

Figure 14-1

Reference Samples

A reference sample is mineralized material that has been previously assayed that is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for contamination within the assay laboratory.  They are introduced into the sample stream at the preparation laboratory as a shipping pulp.  The reference samples are designed to be blind to the assay laboratory.  For the 2000 program, two mineralized standards were provided by Atna Resources.  They were of unknown grade and provenance, not silver bearing, and not of the same geologic matrix as the project samples.  The relative standard deviation of the 16 assays of each standard was less than 9%, so it is concluded that assay consistency was good, but nothing can be said of absolute accuracy.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 grams per tonne gold and 119 grams per tonne silver (K02LA), and a moderate grade containing 6.2 grams per tonne gold and 212 grams per tonne silver (K02MB). The two mineralized standards were prepared by CDN Labs of Vancouver from the 2000 program drill cuttings from Monterde. The grades were determined by “round Robin” analyses of ten samples sent to each of six Canadian assay laboratories for a total of sixty assays for gold and silver for each standard. Two more reference samples were produced in 2004 on the exhaustion of the 2002 standards.  The were marked K04LA and K04MB and were again low and intermediate grades, 0.5g/T gold, 80.9g/T silver and 7.5g/T gold and 269g/T silver respectively.

The results of the standards assays are depicted below in Figures 14-2 and 14-3, sorted by assay certificate number. The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report, (Cukor et al, 2004).  Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done.

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES
K02LA
K04LC
160
120
80
Ag, ppM
0.8
0.6
0.4
Au, ppM
2002 Program
2003 Program
2004 Program
2005 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20050909
JB ENGINEERING Ltd

Silver & Gold Assays of Low Grade Reference Samples

Figure 14-2

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES
K02MB
K04MD
Ag, ppM
Au, ppM
350
250
150
9.0
7.0
5.0
250
200
150
7.0
6.0
5.0
2002 Program
2003 Program
2004 Program
2005 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20050909
JB ENGINEERING Ltd

Silver & Gold Assays of Moderate Grade Reference Samples

Figure 14-3

Sample Duplicates

Sample duplicates are identical samples taken at the source.  In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample.  If, as is usually the case, 1/8th splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate. Sample duplicates are normally taken at random intervals at about 1 in 20 samples.  The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample.  Sample duplicates are useful in measuring the precision of the entire sampling/assaying process.

A total of 1254 sample duplicates are in the Estimate L database.    The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in Figure 14-4 & 5 below, the Precision Charts, for gold and silver respectively.

Thompson-Howarth Plot, Precision of Gold Assays

Figure 14-4

Thompson-Howarth Plot, Precision of Silver Assays

Figure 14-5

14.3 Check Assays

In addition to the check assay work reported previously, (Cukor et al. 2004 pp 42 to 45), check assays were run on 37 samples to verify assay and pulping quality.

Based on standards, duplicate and check assays in addition to the laboratory’s QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

Check Assay Results for Au

Figure 14-6

Check Assay Results for Ag

Figure 14-7

14.4 Due Diligence by Author

The site visit in September 2005 permitted review of drilling sites, drill roads, drilling protocol, quality assurance / quality control procedures, underground adits and drifts, and exploration surveys on the Carmen Deposit, and the Carotare exploration target.

Due diligence studies by the author include those field site visits completed during November 2001, November 2002, May-June 2003, and September 13 and 14, 2005 and the subsequent data and office compilation:

•

A detailed review of drilling protocol and methods and the quality control and assurance program during the 2002, 2003, 2004, and 2005 drilling programs.

•

Field geological reviews of the property.

•

The location of all previous and new drill hole locations, surface trenches and old mine workings.

•

An inspection of the underground Carmen Levels 1 and 3 and the underground Los Hilos adits.

•

A review of all technical reports and many maps and sections dealing with the property.

•

Technical discussions with the representatives of Kimber Resources.

•

Detailed review and calculation-estimation of Mineral Resource Estimate L, prepared by Kimber personnel, including the detailed audit and review of resource estimation parameters, the measurement of resource blocks with respect to thickness, dip, and strike length, the calculation of all mineralized intercept gold and silver grades along with calculation of tonnes, grades and contained silver and gold for resource blocks.

15.0   Adjacent Properties

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico.  Within a 300 kilometre length of the belt there are five gold-silver projects at or close to feasibility status. In the north, about 150 kilometres south of the U.S. border, is the Dolores gold-silver property of Minefinders Corporation Ltd. With over 400 holes drilled, a feasibility study is understood to be imminent. To the south west of Dolores, is the Mulatos gold deposit of Alamos Minerals Ltd. A positive feasibility study for an open pit operation was completed recently. Between Mulatos and Kimber’s Monterde property is the Ocampo district where a large amount of drilling by Gammon Lake Resources Inc. has outlined both underground and open pit gold deposits.  A feasibility study on the Ocampo deposits is awaited. Some 60 kilometres directly south of Monterde is the El Sauzal property from which first production by Glamis Gold Ltd. is expected.

A schematic map showing the locations of these five advanced properties in the northern Sierra Madre Gold Belt can be seen on the Kimber web site www.kimberresources.com.

Disclaimer (as per NI 43-101.F1): The information above is provided from News Releases by other parties, and has not been verified by Kimber Resources Inc. nor Burgoyne Geological Inc., and from a brochure published on "Sierra Madre Gold-Silver Belt" (2001) by Minefinders Corporation, National Gold Corporation, Golden Goliath Resources Ltd., Kimber Resources Inc., and Gammon Lake Resources Inc.  The information on adjacent properties is not necessarily indicative of the mineralization on the Monterde Property.

16.0   Mineral Processing & Metallurgical Testing

16.1 Historic

Historically the Monterde mine recovery, from cyanide vat leaching, ranged from 85 to 90% gold and 65 to 70% silver.

There has only been limited reported metallurgical testing of the Monterde gold-silver bearing mineralization.   In 1995 Minera Sonoro S.A. de C.V completed two cyanide column leach tests and in 2000 Atna Explorations completed eight cyanide bottle roll tests.

The work by Minera Sonoro S.A. de C.V., a consulting company, between September 1995 and February 1996 (Minera Sonoro, 1996) gave gold recovery on minus 4-inch surface trench material from the Carmen Shear Zone over the surface projection of the historic Monterde mine.  Two samples gave a 58% recovery on a head grade of 2.11 g/t gold and 81% recovery on a head grade of 0.93 g/t gold.  Silver recovery was 8% and 42% on head grades of 84.9 and 32.8 g/t silver, respectively. The lime consumption varied from 5.7 to 9.1 kg/tonne and cyanide consumption from 0.74 to 1.35 kg/tonne. The first sample, with the lower gold and silver recoveries, was reported to need more lime and had a too low of a pH; the first sample results are therefore probably not representative. The first column was run for 62 days and the second for 32 days. The information is considered relevant but the report is not signed nor authored although the results are printed on the company letterhead.  It also appears that Minera Sonoro supervised the extensive analyses themselves and used American Assay laboratories and Geoquimica de Mexico, S.A. for analyses.  Clearly the study was remiss in that only minus 4-inch mineralization gold and silver recovery rates were tested; further study should have been done to compare these recoveries, to say, minus 1/2 inch mineralization.

Atna’s eight bottle roll tests, done by the BC Research Council (Vos, 2001), were based on gold cyanide recoveries over a 24 hour basis as opposed to the standard 72 hour time frame. The samples were from drill cutting rejects obtained during the Kimber drilling program. Apparently the pH and cyanide contents were not properly monitored; nevertheless the gold recoveries varied from 68.5 to 90.5%, with most in the 80 -90% ranges.  The lime consumption varied from 6.19 to 10.19 kg/tonne and cyanide consumption varied from 0.66 to 1.56 kg/tonne. The recovery values for silver are neither meaningful nor satisfactory, as there were no proper silver head grade analyses.

It is concluded that metallurgical testing should be done on representative gold and silver mineralization by a recognised leader in the metallurgical field.  This is currently being undertaken by Kimber, as outlined below.

16.2 Kimber Resources Inc. Work

The work by A. A. Burgoyne, P.Eng, (Burgoyne 2002) for sixteen representative mineralized pulp samples gave average gold recovery ratios of "cyanide gold extractable" to "fire assay gold" of 95 to 97%.

During 2003 Kimber completed a gold and silver cyanide (cyanide assays) recovery test program on 150 gold and silver bearing samples from rejects of 11 drill holes over the length and depth of the Carmen deposit. The objective of the test-work was to determine if there is some mapable variation in silver recovery that should be considered in sample site selection in ongoing metallurgical work.  Note Richards (2003). The gold recovery by the test-method employed was excellent, but not necessarily indicative of commercial heap leach conditions. There have never been any indications of problems in gold recoveries.  Silver recovery by commercial heap leach methods in large bulk tonnage oxidized deposits is generally much lower than gold mineralization and consequently silver cyanide recovery tests are expected to also be lower than gold recoveries.

The program consisted of 24 hour cyanide assays of RC cuttings previously assayed by the normal assay protocol. The cyanide assays were done by the protocol below on existing pulps. All pulp reduction was done by splitting. All pulps were rolled before the assay aliquot was taken and analysed as per the following:

•

Au-AA13, (Chemex analyses code): 100g of pulverized sample, 1:3 solid to solution ratio, 0.3% CN, 24 hour open bottle rolling, Ph testing and adjustment after ½ hour and Ph measured by paper, and reported at conclusion. Samples with Ph below minimum will be repeated. Au and Ag by AA on solution, plus cyanide concentration by titration.

•

Leach tails filtered, washed, dried and pulverized, and assayed by Au-AA23 and Ag-

      AA62 Chemex analyses codes.

Since the objective is to determine if there were spatial variations in silver recovery, the assay data were matched with the X,Y,Z coordinates of the samples from the drilling database. In addition, the vertical depth of each sample was determined by comparison of the sample location with the topographic surface data. The data analysis was accomplished by plotting silver recoveries and tail grades against sample locations, depths and elevations.

These tests gave an excellent gold recovery from 60% to 99.8% and averaging 95.8%.

The silver recovery varies over a wider range of 15% to 87% and there is a strong correlation between recovery and grade and depth of the mineralization. The grade-weighted recovery of silver in the upper 100 meters of the resource is reported at 55% by Kimber.  The silver to gold ratio of this material is 95:1 while deeper mineralization averages 28:1.   Also, it should be stressed that a limited number of samples, totalling in the order of 84, have been tested that are less than 100 meters in depth on the Carmen deposit.  This preliminary work for mineralization less than 100 meters was done for three areas of the Carmen deposit.  The North, Middle and South portions of the deposit gave the following silver recoveries for the differing silver grades as illustrated in Table 16-1.

TABLE 16-1

	SILVER RECOVERY vs. SILVER GRADE
	CARMEN DEPOSIT, <100 METERS
	North Part	Middle Part	South Part
Ag Grade, g/t	Approx.	Approx.	Approx.
	Recovery %	Recovery %	Recovery %
50	30	25	25
100	38	40	30
200	51	70	45
250	58	85	50

 Initial metallurgical beneficiation research work was initiated in late 2003 and early 2004 and is continuing in 2005 on the deposit in an effort to determine the optimum metallurgical recovery methods for different grades of silver and gold mineralization.  On the Carmen deposit during 2004 and 2005, core drilling (HQ, and PQ diameter) program was undertaken to provide samples for bulk density measurements, metallurgical studies including recovery and other studies. Process Research Associates of Vancouver completed ninety three (93) cyanidation bottle-roll tests in 2004 on material from core drill sample crusher rejects.  Gold and silver metallurgical recoveries are tabled below.

TABLE 16-2

Gold & Silver Metallurgical Recoveries

Bottle Roll Tests on Drill Core Crusher Rejects

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	14

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.9	97.9	41.3	58

The "Relative Standard Deviation given in the table is a measure of the uncertainty of the average of the results.

Further studies are required to determine actual results achieved by a processing plant.  Previous work in 2003 and 2004 on 2 composite samples and eleven 400kg bulk samples respectively gave a similar range of results.  A petrographic/ mineralogy study is in progress to help in understanding the factors controlling the recovery variations.

This metallurgical work is being carried out by Process Research Associates (PRA) under the direction of Laurion Consulting Inc. of Vancouver.  This work is looking at metal recoveries obtained from conventional milling, conventional heap leaching and a combination of milling and heap leaching.

17.0   Mineral Resource

  17.1 Mineral Resource Estimate Summary

The 2005 reverse circulation drilling program until July totalled 79 holes over 16,090 meters bringing the total holes to 330 of which 275 (totalling 49,183 metres) are on the Carmen Deposit. The drilling completed from September 2004 through July 2005 was integrated with the old drill database in estimating Resource Estimate L.  This most recent program consisted of reverse circulation drill holes within the 700 metre length of the Carmen structure, formerly mined from underground, but also on the parallel trending Cob and Cocos structures within the Carmen Deposit and on the Carotare exploration target. The drilling program on Carmen was "in-fill" and exploratory in nature and was largely directed at advancing the previous reported Mineral Resource Estimate K (summarised in Section 17.2) from the inferred status to the measured and indicated categories and at discovering new resource.

The 2004-2005 drilling program has defined about 72% of Mineral Resource Estimate L as measured and indicated and increased the total resource tonnage and the gold content from the previous Estimate K by more than 50%.

Following previous practice, Estimate L is based on two cut offs - mineralization above 0.3 grams per tonne gold or above 35 grams per tonne silver and less than 0.3 grams per tonne gold. This new and current Mineral Resource Estimate L is summarized in TABLE 17-1 and detailed in Section 17.4

TABLE 17-1

MINERAL RESOURCE ESTIMATE L

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	15,353,000	0.87	60	13,300	927,200	430,000	29,813,000
INDICATED	4,140,000	0.86	46	3,500	191,400	114,000	6,153,000
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

BY CUT OFF
0.3 Grams per Tonne Gold Cut Off
MEASURED	11,477,000	1.12	61	12,800	696,600	412,000	22,399,000
INDICATED	3,413,000	1.01	44	3,400	150,900	110,000	4,854,000
MEASURED+INDICATED	14,890,000	1.09	57	16,200	847,600	522,000	27,254,000
INFERRED	6,641,000	1.09	38	7,200	250,400	232,000	8,053,000

Less Than 0.3 Grams per Tonne Gold & Greater than 35 Grams per Tonne Silver
MEASURED	3,875,000	0.15	59	500	230,500	18,000	7,413,000
INDICATED	727,000	0.16	56	100	40,400	3,000	1,299,000
MEASURED+INDICATED	4,602,000	0.15	59	600	271,000	22,000	8,712,000
INFERRED	751,000	0.15	55	100	41,000	3,000	1,321,000

17.2 Historical Mineral Resource Estimate K & Other Estimates

Eleven historical resource estimates have been done on the Carmen Deposit of the Monterde Project - all of them using somewhat different parameters.  The first nine methods have been reported in some detail by Burgoyne (2002), Estimate J by Burgoyne (2004) and Estimate K by Cukor et al (2004).

Resource Estimate K is a manual cross sectional resource estimate using all drill hole data that was extended from the 2400 meter elevation to the depth of the old workings at about 2050 to 2100 meters.

The 25-metre spaced drill hole cross sections, entitled Sections 29 through 48 and DF03 through DF12 were constructed, at a scale of 1:500, for estimation of the mineral resource. These drill and resource block sections illustrate surface topography, drill hole results for gold and silver in grams/tonne, drill hole intercepts that generally average greater than 0.5 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.5 grams per tonne gold. A specific gravity of 2.65 was used.

The cross-sectional method (Estimate K) was completed by Kimber, using resource polygons on drill cross-sections and manually calculated during September and October 2004. The method of estimating this resource is very similar to that done for Mineral Resource Estimate L, which is detailed in Section 17.4.  This cross sectional manual Mineral Resource Estimate K was prepared by Mr Damir Cukor, P.Geo. Mr. Alan Hitchborn, B.Sc., and Mr. J.B. Richards, P.Eng. in September and October 2004. Estimate K was used as the base case for the Carmen Deposit until September 6, 2005. This Estimate K methodology was previously reported in detail (Cukor et al 2004).

The result of this historical estimate is shown below:

TABLE 17-2

HISTORICAL MINERAL RESOURCE ESTIMATE K

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
GRAND TOTAL
MEASURED+INDICATED	11,258,001	0.92	75	10,377.171	840,908	333,638	27,036,209
INFERRED	6,392,780	1.07	74	6,815.599	470,995	219,130	15,143,054
BY CUT OFF

0.5 g/t Gold cut off
MEASURED+INDICATED	5,190,235	1.76	90	9,129.412	467,189	293,522	15,020,701
INFERRED	3,383,888	1.83	84	6,208.281	285,913	199,604	9,192,437

35 g/t Silver & Less than 0.5 g/t Gold
MEASURED+INDICATED	6,067,767	0.21	62	1,247.759	373,719	40,117	12,015,508
INFERRED	3,008,892	0.20	62	607.320	185,082	19,526	5,950,618

Assumptions and rules used to define the resource blocks were deemed to be reasonable, taking into account the geology and continuity of mineralization along strike and down dip known at the time. This resource estimate was used for defining the 2004-2005 in-fill reverse circulation drilling program.  The assumptions, rules, and methodology developed for Estimate K were applied to the current Estimate L subject to geological and structural reinterpretations and the measurement of rock bulk density from 2004 core drilling.

Resource Estimate K is now replaced by Mineral Resource Estimate L as summarised in Section 17.1 and detailed in Section 17.4.

In November 2004 a resource estimate was completed by Mr. D. Cukor, P.Geo., in his capacity as Resource Geologist for Kimber, on the Veta Minitas deposit located 250 metres southwest of the Carmen Deposit.  The Veta Minitas is a 500 metre long structure hosting gold-silver mineralization. The resource defined to date is from 24 reverse circulation drill holes over a 150 metre strike length of the Vetas Minitas structure.  The metal grade cut-offs used were the same for Resource estimate K as given above.  Unlike the Carmen deposit, these resources are not considered economically important at present.  The writer did not audit this resource estimate.

                                                       TABLE 17-2

       HISTORICAL VETA MINITAS RESOURCE ESTIMATE

	Tonnes	Grade, g/T		Contained Metal, oz
		Au	Ag	Au	Ag
MEASURED+INDICATED	900,000	0.71	91	20,000	2,600,000
INFERRED	400,000	0.37	99	4,500	840,000

A.3

Drill Hole Histogram & Cumulative Frequency Statistics

The basic statistics of the assay data were analysed by histograms and cumulative probability plots to define country-rock and mineralized zone populations.  The assay data from the RC drilling, 25,275 samples constitute the whole of the assay data population.

Gold Analyses

The histogram and cumulative probability plots of the gold assays suggest two lognormal populations, the background country-rock and the vein structures with an inflection in the cumulative probability plot at about 0.1g/T.  The inflection in the slope at about 0.1 g/T Au is taken to be the break between the country-rock and the mineralized vein population, see Figure 17-1.  The mean of all samples is 0.235 g/t, with a coefficient of variation (CV) of 5.155.  This relatively high CV is due to the numerous relatively high-grade samples from the vein population.

Figure 17-2 illustrates the histogram and cumulative probability of the 7,008 samples from the mineralized vein population.  The population mean is 0.769g/t with a CV of 2.883.  Note that in the cumulative probability charts in both Figures 17-1 and 17-2, the upper 10% of the populations form a relatively straight line, indicating that the higher-grade assays are an expected part of the population.  Care must be taken in modelling of the data so that higher grades are not spread unduly, but these data are reasonable and there is no reason for any adjustment of grade.

Silver Analyses

The silver population statistics are illustrated in Figure 17-3; mean 22 g/t and coefficient of variation of 3.  As with the gold mineralization, the upper percentiles of the cumulative probability plot are co-linear with the lower and represent an expected lognormal distribution. The slight upward inflection in the cumulative probability plot at 20g/T may reflect the change from the background and vein populations.

Histogram of Au Assays in RC Drill Holes, All Data
Number of Data 25275
mean 0.235
std. dev. 1.213
coef. of var 5.155
maximum 67.900
upper quartile 0.115
median 0.039
lower quartile 0.015
minimum 0.002
Frequency
0.160
0.120
0.080
0.040
0.000
0.001
0.01
0.1
1
10
100
Au,g/T

Cum. Probability,Au Assays in RC Holes, All Data
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.0010
0.010
0.10
1.0
10.
100.
Au,g/T

FIGURE 17-1

HISTOGRAM and CUMULATIVE PROBABILITY PLOT GOLD ASSAYSFROM RC DRILLING – ALL

Histogram of Au Assays in RC Drilling, Mineralized Zone Only
Number of Data 7008
number trimmed 18267
mean 0.769
std. dev. 2.216
coef. of var 2.883
maximum 67.900
upper quartile 0.607
median 0.255
lower quartile 0.148
minimum 0.100
Frequency
0.200
0.150
0.100
0.050
0.000
0.1
1
10
100
Au,g/T

Cum. Probability,Au Assays in RC Holes, Data>=0.1g/T
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
Cumulative Probability
0.10
1.0
10.
100.
Au,g/T

FIGURE 17-2

HISTOGRAM & CUMULATIVE PROBABILITY

GOLD ASSAYS FROM RC DRILLING, MINERALIZED ZONE ONLY

Histogram of Ag Assays in RC Drilling
Number of Data 25275
mean 22.
std. dev. 61.
coef. of var 3.
maximum 4220.
upper quartile 24.
median 7.
lower quartile 1.
minimum 0.
Frequency
0.120
0.080
0.040
0.000
0.1
1
10
100
1000
10000
Ag,g/T 0.002 0.2

Cum. Probability,Ag Assays in RC Holes, All Data
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
1.0
10.
100.
1000.
10000.
Ag,g/T

FIGURE 17-3

HISTOGRAM & CUMULATIVE PROBABILITY PLOTS

OF SILVER ASSAYS FROM RC DRILLING– ALL SAMPLES

A.4

Mineral Resource Estimate L

Background

This cross sectional manual mineral resource Estimate L was prepared by Mr. D. Cukor. P.Geo., Mr. Alan Hitchborn, B.Sc., and Mr. J. Byron Richards, P.Eng, Geologist, Vice President Development, and Vice President engineering, respectively, for Kimber Resources Inc. from July through September 2005. The writer completed a   detailed review of the calculation and estimation of mineral resource Estimate L including the review of resource estimation parameters and procedures, the measurement of resource blocks with respect to thickness, area extent, dip, and strike length, the weighted calculation of  mineralized intercepts of gold and silver grades along with calculation of tonnes, grades and contained silver and gold for all resource blocks. The writer spent three weeks in August and September 2005 reviewing the cross sections, defining the resource blocks, and basically checking and confirming all calculations including all Autocad (ACAD) sections and excel spreadsheets.  This resource estimate is relatively comprehensive and includes all reverse circulation drilling programs to date on Carmen deposit but excludes the underground assay data and any core drill results. The comparison of RC mineralized intercepts to core drilling is discussed in Section 11.2.  This resource estimate is now used as the base case for the Carmen Deposit.

The following Figures, Tables, Cross Sections, and Appendices are relevant to this Section:

Figure 7-1

    Geology and Mineralization of the Monterde District

Figure 11-1

    Drill Hole and Cross Section Location Map – Carmen Deposit

Figure 17-4

    Longitudinal Section - Mineral Resource Estimate L

Table 17-1

    Mineral Resource Estimate L Add Up Summary

Cross Sections

    28 to 52 Cross Sections Illustrating Resource Blocks, following Section 17

Appendix A

    Monterde Project - Summary Of All Drill Collar Data

Appendix B

    Monterde Project - Reverse Circulation Drill Intercepts

Appendix C

   Carmen Deposit -  Detailed Tabulation of Resource Blocks by Section

The Resource Estimate L is a cross sectional resource estimate using all drill hole data that was extended from the 2400 meter elevation to 1950 meters. Note Figure 17-4 for a schematic longitudinal section for Mineral Resource Estimate L on the Carmen structure and Figure 7-1 illustrates the surface area of Estimate L.  The location of the drill holes and Drill - Resource Sections is illustrated on Figure 11-1. Appendix A gives information on location, elevation, drill dips, azimuths and drill hole lengths.  All drill hole intersection results are summarised in Appendix B.

The 25-metre spaced drill hole cross sections, entitled Sections 28 through 52 were constructed in ACAD, for estimation of the mineral resource. The sections illustrating resource blocks are given in Cross Sections at the end of this section and cover the main Carmen and related parallel structures. The individual gold and silver values going down the drill hole have been omitted as this would not be readable at the printed scale; however, the drill hole intercept summaries are reported in tabular form on the respective sections.   Working manual sections were printed at the appropriate scale for review, e.g., 1:500.  These drill and resource block sections illustrate the 0.1 g/t gold contour, surface topography, drill hole results for gold and silver in grams/tonne, drill hole intercepts that average greater or equal to 0.3 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.3 grams per tonne gold.

Drill Hole Assays sheets for drill holes have not been included in this report but are available for inspection at the Company Office.  Table 17-1 gives the resource summary. Appendix C gives the detailed tabulation of the mineral blocks on resource Cross Sections 28 through 52. For each Section in Appendix C there is a tabulation of the resource blocks with respect to dimensions, grades, tonnage, and contained metal.

Methodology

The following rules were adhered to in the resource calculation:

•

Polygons and/or parallelograms on cross sections were constructed in ACAD using both gold cut off at 0.3 grams per tonne, and 35 grams per tonne silver and less than 0.3 grams per tonne gold.

•

Drill intervals had to be at least 6 metres long at the cut-off grade to be included.

•

Internal waste blocks at least 6 metres could be excluded.

•

The blocks were then assigned the grade of the gold-silver interval, defined by the drill hole intercept that served as the basis for drawing the parallelogram or polygon.

•

The mineralized zones or polygonal blocks were drawn in cross section in ACAD; the calculated area measurements were taken directly from ACAD and pasted into Excel sheets.

•

A total of 94 specific gravity measurements using the wax immersion method were completed on samples from eighteen drill core samples by Process Research Associates (2005) that weighed from 679.1 grams to 3101.0 grams; the average specific gravity is 2.29.

•

 Volume, tonnage and contained metal calculations were completed, for the different resource categories, using defined strike lengths and specific gravity.  A specific gravity of 2.3 was used for converting volumes to tonnes. The measured specific gravity average of 2.3 for mineralized structures represents a reduction from the 2.65 assumed in earlier resource estimates.

•

 Volumes and resulting tonnes were estimated by the following guidelines.

•

A Measured Resource was assigned to blocks up to 25 meters up and down dip from a given drill intercept, and up to 12.5 metres northwest and 12.5 metres southeast along strike for no more than a total of 25 metres along strike.

•

An Indicated Resource was assigned to blocks that start down and/or up dip from the measured resource blocks; block dip and strike lengths were no more than 25 metres.  Strike projection is 12.5 metres in both strike directions from the drill intercept or if the indicated block is located on strike from a measured block the projection is half the distance to the next drill hole from that point.

•

Inferred Resource blocks generally start from the end of Indicated resource blocks both up and down dip.  Block dip length was for a maximum of 100 metres and strike length was for never more than 37.5 metres in both strike directions from the drill intercept. The maximum extension down dip was to 1950-m elevation as based on the presence of mineralization in several deep holes.

•

Surface geological mapping and trench data was used in projection of the resource blocks near surface.

•

The presence and projection of known underground stopes, drifts and defined mineralization guided the projection of resource blocks.

The drill hole intersection results given in Appendix B represent metal grades for actual intervals that have been subsequently corrected to true width in the ACAD cross sections (Drill Resource Sections 28 – 52), given at the end of this Section. The resource tonnage is calculated by multiplying the area of the resource block in section (where the intercept is corrected for true thickness) by the strike length and the specific gravity. However, if a stope was passed through, the thickness of the intersection, for resource calculation, included the void with the grade being determined by the weighted grade on either side of the void or stope.  Resource blocks 3M-1, 5M-2, 7M-1, 12M-2, 14M-1, 17M-4, 23M-2, 26M-3, 32M-1, 33M-1, 50M-4, 66M-3, 67M-3, 68M-2, 75M-4, 76M-2, 79M-1, 91M-4, 92M-4, 101M-3, 110M-3, 120M-2, 154M-4, D-06M-2 that are listed in Appendix C fall into this category.

•

Underground drift assay data was not used and no allowance has been made for the historic mine production of 0.068 million tonnes.

•

This is an in situ resource estimate and no strip ratio(s) have been calculated

Cross sections indicated included in this Estimate
50
45
40
35
30
CROSS SECTION 28 - 52
ELEVATION (METRES)
2400
2300
2200
2100
2000
Level 3
Level 1
Level 0
100 Level
200 Level
300 Level
Area included in Resource Estimate "L"
0 50m 100m
metres
SECTION VIEW LOOKING NORTHEAST

	Tonnes	Au, g/t	Ag, g/t	Category
ESTIMATE "L"	19,493,000	0.87	57	Measured & Indicated
	7,392,000	0.99	39	Inferred

Note: Stope outlines from data of uncertain provinence. Some stopes were mined, others projected to be mined. Some mined stopes were marked as filled with mineralized backfill that was below the 15g/T cutoff yet very high grade by present standards.

Kimber Resources Inc.

MONTERDE PROJECT

MINERAL RESOURCE ESTIMATE "L"

PORTION OF LONGITUDINAL SECTION ALONG CARMEN VEIN STRUCTURE

FIGURE 17-4

September 2005

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-235	10	22	12	0.0	35
MTR-235	60	78	18	0.4	78
MTR-235	166	174	8	0.2	65
MTR-255	18	24	6	0.22	39
MTR-255	96	104	8	2.05	80
MTR-255	198	204	6	1.47	36
MTR-255	222	228	6	1.25	55

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

JB ENGINEERING LTD

MTR-234
MTR-244
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
SCALE
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-62	26	66	40	0.13	46
MTR-234	52	64	12	1.10	114
MTR-244	40	46	6	0.07	51
MTR-244	72	100	28	1.78	121
MTR-254	92	202	160	0.86	26

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September 2005

JB ENGINEERING LTD

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-32	14	42	28	1.00	79
MTR-219	14	20	6	0.11	45
MTR-219	42	52	10	2.46	208
MTR-219	90	96	6	0.69	24
MTR-219	126	140	14	0.50	70
MTR-219	164	170	6	0.34	19
MTR-245	36	46	10	0.35	53
MTR-245	58	74	16	0.41	58
MTR-253	68	86	18	2.22	118
MTR-253	128	134	6	0.52	8
MTR-253	178	186	8	1.24	33

LEGEND

Measured Block

Indicated Block

Inferred Block

0.1 g/ton cut off Au

SCALE

0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 36

September 2005

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0.1 g/ton cut off 3m
KIMBER RESOURCES INC
MONTERDE PROJECT
CROSS SECTION 31
Looking 315°
September 2005
JB ENGINEERING LTD

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-54	50	56	6	0.34	34
MTR-54	86	106	20	0.57	73
MTR-145	20	28	8	0.17	59
MTR-145	56	72	16	0.91	105
MTR-145	80	86	6	0.05	39
MTR-199	18	38	20	0.65	72
MTR-199	100	108	8	0.33	6
MTR-199	116	132	16	0.59	17
MTR-199	148	158	10	0.38	11
MTR-199	172	184	12	0.49	26
MTR-221	66	74	8	5.75	516
MTR-221	154	160	6	0.83	44
MTR-221	218	228	10	1.23	16
MTR-246	102	114	12	0.93	90
MTR-246	226	232	6	1.46	7

Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 33	34	52	18	1.30	105
MTR- 33	52	64	12	0.08	40
MTR-144	48	76	28	0.09	59
MTR-196	24	54	30	0.82	68
MTR-198	106	112	6	0.39	9
MTR-198	130	136	6	0.52	37
MTR-220	58	70	12	0.93	104
MTR-220	162	168	6	1.96	74
MTR-239	84	94	10	0.02	42

KIMBER RESOURCES INC

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[illegible]

CROSS SECTION 32

Looking [illegible]

September 2005

JB ENGINEERING LTD

Measured Block
Indicated Block
Inferred Block
SCALE
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 38	30	50	20	1.57	216
MTR-150	52	96	44	0.08	52
MTR-150	114	120	6	0.44	21
MTR-203	42	48	6	0.87	126
MTR-203	56	62	6	0.32	43
MTR-203	70	88	18	0.75	55
MTR-203	94	108	14	0.39	33
MTR-203	124	130	6	0.32	5
MTR-203	146	158	12	1.01	27
MTR-203	188	194	6	0.31	4
MTR-203	206	212	6	1.05	28
MTR-218	90	98	8	0.59	11
MTR-218	134	140	6	0.34	2
MTR-218	184	192	8	0.65	42
MTR-236	60	110	50	0.25	55
MTR-252	76	92	16	0.70	73
MTR-252	114	132	18	0.17	60
MTR-252	204	218	14	0.92	22

KIMBER RESOURCES INC

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CROSS SECTION 33

September 2005

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Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 39	44	62	18	0.11	62
MTR-143	42	48	6	0.09	50
MTR-143	76	88	12	0.20	38
MTR-143	88	108	20	1.29	29
MTR-143	118	128	10	0.54	12
MTR-143	176	182	6	2.74	108
MTR-151	38	46	8	0.55	56
MTR-151	62	66	4	0.09	61
MTR-151	66	70	4	2.88	238
MTR-151	70	88	18	0.12	43
MTR-181	82	88	6	0.12	37
MTR-181	94	118	24	3.84	66
MTR-202	30	48	18	0.81	78
MTR-202	60	72	12	0.20	66
MTR-202	78	102	24	0.88	87
MTR-202	138	144	6	0.41	29
MTR-202	202	208	6	0.55	4
MTR-225	74	80	6	2.51	152
MTR-225	136	148	12	0.41	18
MTR-225	162	186	24	0.96	18
MTR-241	0	6	6	0.55	34
MTR-241	98	106	8	0.06	40
MTR-241	110	148	38	2.62	69

SCALE

0 20 40 60 80 100 metres

LEGEND

Measured Block

Indicated Block

Inferred Block

0.1 g/ton cut off Au

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

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Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 06	90	96	6	0.35	11
MTR- 06	114	122	8	0.49	20
MTR- 20	42	48	6	0.35	17
MTR- 20	102	108	6	0.37	22
MTR- 20	126	132	6	2.71	22
MTR- 20	174	182	8	5.69	7
MTR- 34	36	50	14	2.28	247
MTR- 34	50	58	8	0.07	44
MTR- 56	100	116	16	0.53	55
MTR- 69	38	44	6	0.08	37
MTR- 69	58	84	26	0.06	50
MTR-131	34	50	16	0.11	40
MTR-131	50	56	6	0.44	76
MTR-131	56	60	4	0.06	66
MTR-131	80	88	8	0.45	38
MTR-131	108	114	6	1.01	66
MTR-131	128	146	18	0.74	9
MTR-132	6	12	6	0.43	31
MTR-132	52	58	6	1.21	41
MTR-132	68	74	6	0.42	35
MTR-132	94	106	12	0.38	23
MTR-132	124	132	8	1.29	8
MTR-132	178	184	6	0.48	19
MTR-137	28	42	14	0.03	41
MTR-137	64	76	12	0.41	86
MTR-137	86	94	8	0.46	44
MTR-175	62	68	6	0.49	31
MTR-175	140	156	16	1.20	70
MTR-206	38	54	16	0.08	46
MTR-206	88	94	6	0.47	17
MTR-206	100	122	22	1.56	135
MTR-206	146	152	6	2.00	47
MTR-206	170	184	14	0.53	17
MTR-229	34	40	6	0.02	36
MTR-229	78	100	22	1.47	73
MTR-229	152	168	16	0.78	56
MTR-229	180	186	6	0.24	37
MTR-243	106	124	18	1.50	79
MTR-243	180	186	6	0.46	20
MTR-243	204	210	6	1.19	143
MTR-243	214	240	26	1.61	19
MTR-243	250	256	6	0.71	27
MTR-250	154	260	106	1.26	33

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 35

September 2005

JB ENGINEERING LTD

Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-06	60	68	8	0.31	38
MTR-35	36	66	30	0.35	91
MTR-135	56	68	12	0.14	54
MTR-135	68	78	10	0.66	93
MTR-135	78	90	12	0.11	49
MTR-135	98	108	10	0.03	42
MTR-140	52	66	14	0.89	118
MTR-140	130	138	8	0.45	27
MTR-140	174	180	6	0.87	16
MTR-142	0	6	6	0.67	47
MTR-142	22	50	28	0.44	105
MTR-207	52	58	6	1.54	199
MTR-207	98	104	6	0.28	53
MTR-207	118	124	6	1.17	117
MTR-207	130	136	6	0.34	11
MTR-207	158	178	20	1.01	39
MTR-207	192	198	6	0.40	10
MTR-207	220	226	6	0.39	13
MTR-250	96	154	58	1.27	40
WEX-08	52	72	20	0.40	57
WEX-08	82	88	6	0.45	34

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

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Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 07	80	92	12	0.36	13
MTR- 16	44	62	18	1.30	51
MTR- 16	80	86	6	0.94	31
MTR- 40	86	92	6	0.07	38
MTR- 40	106	130	24	1.06	56
MTR- 41	30	42	12	0.65	122
MTR- 41	50	78	28	0.35	62
MTR- 58	0	22	22	0.18	47
MTR- 58	48	56	8	0.45	36
MTR- 58	74	84	10	0.50	50
MTR- 58	192	198	6	4.80	20
MTR- 72	12	18	6	0.40	38
MTR- 72	148	164	16	0.52	62
MTR-128	114	130	16	0.40	37
MTR-128	136	148	12	1.41	116
MTR-130	6	12	6	0.88	117
MTR-130	18	46	28	1.40	71
MTR-130	66	72	6	2.52	44
MTR-130	96	102	6	3.18	125
MTR-130	110	124	14	1.28	46
MTR-130	146	152	6	0.36	31
MTR-130	174	180	6	0.47	19
MTR-130	212	224	12	0.47	45
MTR-130	250	256	6	0.64	7
MTR-141	14	22	8	0.17	68
MTR-141	28	34	6	0.12	59
MTR-141	40	68	28	0.10	61
MTR-152	22	36	14	0.38	31
MTR-152	46	56	10	0.31	49
MTR-152	62	74	12	2.05	84
MTR-152	96	102	6	0.41	25
MTR-152	124	132	8	0.47	2
MTR-152	144	150	6	0.33	17
MTR-152	156	162	6	0.35	20
MTR-152	198	204	6	1.15	60
MTR-209	0	6	6	0.60	18
MTR-209	12	18	6	0.36	74
MTR-209	32	38	6	0.33	51
MTR-209	48	56	8	0.05	41
MTR-209	92	98	6	0.19	56
MTR-209	122	132	10	0.28	37
MTR-209	136	162	26	1.17	20
MTR-209	170	178	8	2.76	61
MTR-209	188	208	20	1.46	15
MTR-209	226	232	6	0.37	11
MTR-209	244	250	6	0.46	9
MTR-231	58	64	6	4.21	36
MTR-231	102	108	6	0.42	6
MTR-251	68	78	10	0.92	100
MTR-251	108	116	8	0.94	76
MTR-251	128	134	6	0.48	135
MTR-251	140	146	6	1.01	86
MTR-251	160	166	6	0.48	17
MTR-251	192	202	10	0.82	20
MTR-251	210	220	10	2.30	116
MTR-251	226	242	16	1.01	32

LEGEND

Measured Block

Indicated Block

Inferred Block

0.1 g/ton cut off Au

SCALE

0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 37

Looking N18°

September 2005

JS ENGINEERING LTD

Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
0 20 40 60 80 100
metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-02	34	42	8	14.63	437
MTR-07	0	10	10	0.53	65
MTR-15	54	66	12	1.85	53
MTR-53	14	22	8	1.01	140
MTR-53	22	38	16	0.03	52
MTR-53	56	62	6	0.07	38
MTR-53	76	82	6	0.16	39
MTR-53	82	92	10	0.99	121
MTR-53	92	110	18	0.09	42
MTR-57	0	6	6	0.35	57
MTR-57	38	44	6	2.19	302
MTR-57	66	70	4	0.31	60
MTR-59	0	6	6	0.16	45
MTR-59	26	36	10	0.61	27
MTR-59	122	128	6	1.07	8
MTR-59	134	146	12	0.62	36
MTR-59	164	202	38	2.23	18
MTR-61	24	30	6	0.49	65
MTR-61	36	42	6	1.71	227
MTR-61	42	52	10	0.12	60
MTR-71	36	44	8	0.11	50
MTR-71	108	116	8	0.07	36
MTR-71	160	166	6	0.34	39
MTR-71	170	178	8	0.26	51
MTR-81	36	42	6	2.84	129
MTR-81	42	58	16	0.06	49
MTR-81	74	80	6	0.30	38
MTR-81	90	96	6	0.05	39
MTR-81	96	104	8	2.59	151
MTR-81	104	112	8	0.12	54
MTR-113	12	42	30	0.24	67
MTR-113	72	80	8	0.80	35
MTR-113	146	156	10	2.55	17
MTR-113	244	250	6	1.63	41
MTR-116	10	20	10	0.40	23
MTR-116	50	72	22	1.37	59
MTR-116	82	88	6	0.09	57
MTR-116	158	166	8	0.69	28
MTR-116	200	208	8	20.03	67
MTR-116	238	244	6	4.77	32
MTR-116	264	284	20	1.49	13
MTR-118	48	60	12	1.03	89
MTR-123	62	78	16	0.39	49
MTR-123	104	110	6	0.06	39
MTR-123	118	144	26	0.32	55
MTR-139	12	18	6	0.37	84
MTR-139	66	72	6	0.58	49
MTR-139	72	104	32	0.11	43
MTR-193	20	40	20	0.56	23
MTR-193	46	52	6	0.26	52
MTR-193	86	98	12	3.12	135
MTR-193	144	150	6	0.37	11
MTR-193	164	170	6	1.54	13
MTR-193	212	218	6	0.48	3
MTR-193	226	234	8	0.37	49
MTR-193	260	266	6	0.79	12
MTR-222	148	154	6	0.40	32
MTR-222	180	186	6	0.44	11
MTR-224	38	44	6	0.07	39
MTR-224	76	82	6	0.33	50
MTR-224	92	104	12	0.21	47
MTR-224	110	116	6	0.23	76
MTR-224	122	138	16	0.68	26
MTR-224	150	156	6	2.13	21
MTR-224	186	196	10	0.97	28
MTR-224	202	208	6	0.36	8
MTR-224	238	254	16	0.54	26

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

JB ENGINEERING LTD

PLAN VIEW
LONG VIEW
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
30 g/ton cut off Ag
SCALE
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-05	10	18	8	0.35	222
MTR-05	70	88	18	2.10	40
MTR-21	86	100	14	3.94	35
MTR-21	108	114	6	0.40	4
MTR-21	134	140	6	0.39	17
MTR-21	148	166	18	0.50	35
MTR-37	38	68	30	1.32	66
MTR-37	76	84	8	0.19	42
MTR-65	0	4	4	0.59	74
MTR-65	24	58	34	0.47	85
MTR-73	20	34	14	0.09	53
MTR-73	78	90	12	0.63	53
MTR-73	90	108	18	0.09	47
MTR-104	4	36	32	0.39	103
MTR-105	14	20	6	0.17	67
MTR-105	64	90	26	0.26	64
MTR-106	14	24	10	0.41	74
MTR-106	44	60	16	0.53	74
MTR-106	72	78	6	1.52	48
MTR-106	154	160	6	0.52	45
MTR-111	56	74	18	2.74	184
MTR-111	82	88	6	0.04	40
MTR-112	26	62	36	0.13	65
MTR-112	98	106	8	1.91	69
MTR-112	106	120	14	0.09	40
MTR-117	8	14	6	0.47	7
MTR-117	28	62	34	0.35	65
MTR-117	122	146	24	0.29	37
MTR-121	84	110	26	3.91	85
MTR-122	48	54	6	0.331	50.333
MTR-122	108	116	8	0.1148	44.5
MTR-122	116	124	8	4.0353	72.5
MTR-122	124	128	4	0.1605	47
MTR-122	152	158	6	0.4803	8.3333
MTR-122	184	192	8	2.4085	158.5
MTR-148	8	28	20	3.10	59
MTR-148	206	228	22	2.87	26
MTR-164	40	56	16	0.54	71
MTR-164	102	108	6	4.66	284
MTR-164	136	144	8	0.32	13
MTR-164	176	182	6	0.34	11
MTR-164	238	244	6	0.55	19
MTR-179	4	12	8	0.74	197
MTR-179	18	30	12	1.20	104
MTR-179	40	46	6	1.35	58
MTR-179	60	66	6	0.32	43
MTR-200	166	172	6	0.06	37
MTR-200	206	230	24	0.89	28
MTR-204	152	166	14	0.45	57
MTR-204	184	210	26	1.73	21
MTR-226	190	218	28	0.36	56
MTR-226	240	246	6	1.16	4
MTR-230	24	32	8	0.26	76
MTR-230	82	88	6	0.26	51
MTR-230	96	102	6	0.29	68
MTR-230	134	150	16	0.84	36
MTR-230	174	186	12	2.39	28
MTR-230	200	206	6	12.64	319
MTR-230	216	222	6	0.43	3
MTR-230	250	256	6	0.58	9
MTR-230	288	294	6	0.98	9
MTR-248	52	62	10	0.53	112
MTR-248	108	114	6	0.39	37
MTR-248	128	134	6	0.34	24
MTR-248	148	154	6	0.42	28
MTR-248	168	176	8	0.39	6
MTR-248	216	222	6	0.37	2
MTR-249	44	80	36	0.11	51
MTR-249	92	122	30	1.04	66
MTR-249	158	168	10	1.80	36
MTR-249	188	202	14	3.58	7
MTR-249	212	240	28	0.64	18
MTR-249	258	264	6	0.67	30

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION

September 2005

JS ENGINEERING LTD

PLAN VIEW
SCALE
metres
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/tm cut off Au

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 36	24	58	34	0.62	189
MTR- 36	94	102	8	0.11	37
MTR- 36	112	134	22	0.52	56
MTR- 55	0	18	18	0.09	39
MTR- 55	78	86	8	0.20	61
MTR- 60	10	50	40	0.71	132
MTR- 60	50	64	14	0.12	57
MTR-102	46	84	38	0.15	53
MTR-125	62	72	10	0.05	51
MTR-125	72	78	6	23.04	672
MTR-125	78	86	8	0.09	42
MTR-125	98	118	20	0.69	42
MTR-125	162	186	24	0.49	57
MTR-133	10	38	28	1.24	109
MTR-133	88	114	26	0.11	42
MTR-134	6	26	20	0.78	117
MTR-157	20	30	10	0.36	94
MTR-157	52	62	10	0.27	74
MTR-157	102	120	18	0.36	65
MTR-157	130	142	12	0.72	41
MTR-157	228	234	6	0.48	8
MTR-158	30	38	8	0.11	54
MTR-158	90	110	20	0.72	75
MTR-158	202	210	8	1.15	62
MTR-158	218	246	28	1.76	21
MTR-182	4	10	6	0.30	51
MTR-182	40	56	16	0.17	59
MTR-182	68	96	28	0.23	68
MTR-182	146	152	6	0.95	34
MTR-182	158	164	6	0.82	9
MTR-182	170	176	6	0.39	13
MTR-186	2	16	14	1.35	243
MTR-186	98	104	6	0.47	26
MTR-186	180	194	14	0.34	22
MTR-186	246	270	24	1.66	118
MTR-205	166	172	6	0.22	38
MTR-205	180	212	32	1.15	31
MTR-223	130	136	6	0.19	46
MTR-223	190	196	6	0.77	45
MTR-223	202	212	10	2.72	6
MTR-233	22	32	10	0.56	45
MTR-233	98	104	6	0.45	149
MTR-233	132	142	10	0.39	31
MTR-233	152	162	10	1.13	38
MTR-238	172	180	8	1.85	69
MTR-238	190	196	6	0.40	17
MTR-238	224	230	6	0.31	8

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 48

September 2005

JS ENGINEERING LTD

MTR-240
MTR-237
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 14	30	58	28	1.21	135
MTR- 48	14	20	6	0.18	67
MTR- 52	48	54	6	0.20	52
MTR- 52	72	84	12	0.13	39
MTR- 52	84	90	6	0.49	63
MTR- 52	90	102	12	0.02	39
MTR- 63	58	64	6	0.19	93
MTR- 68	16	24	8	0.08	41
MTR- 68	38	80	42	0.67	108
MTR- 80	46	54	8	0.26	49
MTR- 80	74	90	16	0.48	57
MTR- 97	32	38	6	0.59	150
MTR- 97	52	64	12	0.08	65
MTR- 97	64	78	14	0.43	83
MTR- 97	78	90	12	0.07	52
MTR-109	92	114	22	0.75	59
MTR-146	22	28	6	0.09	48
MTR-146	122	164	42	0.44	67
MTR-146	186	196	10	0.45	27
MTR-160	24	30	6	0.26	87
MTR-160	52	58	6	0.23	69
MTR-160	112	120	8	0.28	42
MTR-160	198	204	6	0.34	1
MTR-160	216	222	6	0.48	16
MTR-160	246	252	6	0.27	63
MTR-167	42	64	22	0.24	90
MTR-167	108	114	6	0.04	42
MTR-167	150	164	14	1.20	50
MTR-167	174	186	12	1.23	45
MTR-169	8	14	6	0.33	69
MTR-169	44	52	8	0.10	40
MTR-169	174	180	6	0.63	4
MTR-169	252	258	6	1.28	51
MTR-169	268	276	8	1.25	16
MTR-208	110	122	12	0.59	3
MTR-208	122	136	14	0.18	72
MTR-208	168	176	8	0.63	36
MTR-228	108	116	8	0.21	89
MTR-228	182	188	6	1.87	83
MTR-237	28	38	10	0.51	32
MTR-237	118	126	8	0.34	44
MTR-237	136	142	6	0.33	24
MTR-237	166	172	6	0.48	6
MTR-237	232	242	10	0.63	23
MTR-237	254	264	10	2.41	18
MTR-240	88	94	6	0.15	66
MTR-240	206	212	6	0.39	18

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 41

Looking 315°

September 2005

JB ENGINEERING LTD

PLAN VIEW
EDGEVIEW
MTR-257

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 03	26	60	34	3.47	313
MTR- 03	78	84	6	0.35	9
MTR- 17	78	86	8	3.05	144
MTR- 17	100	106	6	0.42	7
MTR- 17	218	224	6	0.39	16
MTR- 17	232	246	14	1.48	53
MTR- 27	8	18	10	0.72	185
MTR- 47	12	18	6	0.19	43
MTR- 47	60	66	6	0.52	83
MTR- 51	22	32	10	0.99	109
MTR- 51	60	82	22	0.15	50
MTR- 51	88	112	24	0.64	74
MTR- 66	44	56	12	1.24	160
MTR- 66	56	70	14	0.14	65
MTR- 66	70	98	28	2.43	172
MTR- 82	44	50	6	0.05	36
MTR- 82	74	80	6	3.95	65
MTR- 82	90	108	18	0.10	39
MTR- 86	20	34	14	0.60	177
MTR- 86	34	58	24	0.28	59
MTR-101	62	68	6	0.30	35
MTR-101	96	130	34	0.22	51
MTR-101	142	156	14	0.74	68
MTR-101	164	174	10	0.90	52
MTR-101	182	194	12	0.69	53
MTR-120	18	34	16	1.21	251
MTR-120	34	68	34	0.47	83
MTR-124	6	12	6	0.41	56
MTR-124	68	92	24	0.52	66
MTR-124	112	118	6	0.64	38
MTR-124	172	180	8	1.09	52
MTR-124	240	254	14	2.90	201
MTR-124	260	266	6	2.02	34
MTR-124	284	290	6	0.30	12
MTR-149	94	104	10	0.22	38
MTR-149	194	202	8	0.98	53
MTR-154	0	10	10	0.75	122
MTR-154	78	84	6	0.66	30
MTR-154	116	130	14	0.47	43
MTR-154	156	184	28	0.92	59
MTR-159	30	38	8	1.05	74
MTR-159	106	114	8	0.06	41
MTR-159	146	152	6	0.12	35
MTR-159	192	211	19	5.22	85
MTR-213	122	134	12	0.08	41
MTR-213	144	158	14	1.49	27
MTR-213	164	170	6	0.32	26
MTR-227	166	172	6	0.62	23
MTR-227	180	186	6	0.41	9
MTR-257	40	46	6	1.156	112
MTR-257	128	134	6	0.163	48
MTR-257	144	150	6	0.172	60
MTR-257	214	226	12	0.508	4
MTR-257	230	236	6	0.338	1

SCALE

0 20 40 60 80 100 metres

Measured Block

Indicated Block

Inferred Block

0.1 g/ton cut off Au

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 42

September 2005

JB ENGINEERING LTD

PLAN VIEW
EDGEVIEW

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-12	30	36	6	0.05	70
MTR-12	68	94	26	0.73	30
MTR-30	10	20	10	0.59	145
MTR-79	26	80	54	1.43	122
MTR-87	22	56	34	0.47	78
MTR-96	8	14	6	0.12	44
MTR-96	54	66	12	0.56	57
MTR-96	102	134	32	1.50	73
MTR-108	14	20	6	0.17	65
MTR-108	102	134	32	0.36	56
MTR-108	144	154	10	0.39	26
MTR-108	196	206	10	0.51	17
MTR-120	18	24	6	0.58	45
MTR-126	18	24	6	0.22	37
MTR-126	62	72	10	0.28	43
MTR-126	104	116	12	0.05	39
MTR-126	116	138	22	1.51	86
MTR-126	144	150	6	0.38	10
MTR-138	30	36	6	0.30	129
MTR-138	76	82	6	0.06	53
MTR-138	88	94	6	0.07	43
MTR-138	126	166	40	0.83	66
MTR-153	90	96	6	0.22	54
MTR-153	102	114	12	11.85	39
MTR-153	124	130	6	0.22	37
MTR-153	140	190	50	1.13	63
MTR-155	108	122	14	1.65	47
MTR-155	138	144	6	0.20	38
MTR-155	170	206	36	3.32	62
MTR-170	0	8	8	0.54	27
MTR-170	172	186	14	0.07	49
MTR-170	198	226	28	1.47	56
MTR-178	22	28	6	0.43	19
MTR-178	248	256	8	0.66	21
MTR-178	268	274	6	0.67	9
MTR-196	120	126	6	0.94	22
MTR-196	134	140	6	0.39	40
MTR-196	234	256	22	1.22	80
MTR-196	264	270	6	0.71	31
MTR-196	278	284	6	0.84	5
MTR-196	288	294	6	0.58	2
MTR-232	108	114	6	1.00	69
MTR-256	64	70	6	0.21	106
MTR-256	144	150	6	0.13	49

Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 43

September 2005

JB ENGINEERING LTD

PLAN VIEW
EDGE VIEW
MTR- 31
MTR- 67
MTR- 13
MTR- 70
MTR- 98
MTR-107
MTR-162
MTR-147
MTR- 99
MTR-129
MTR-242
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
SCALE
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR- 13	66	102	36	1.41	37
MTR- 31	4	34	30	0.61	66
MTR- 67	10	16	6	0.38	33
MTR- 67	22	28	6	0.28	83
MTR- 67	38	64	26	0.81	106
MTR- 67	64	88	24	0.14	45
MTR- 70	92	112	20	0.09	56
MTR- 70	122	138	16	0.16	73
MTR- 98	136	176	40	0.62	47
MTR- 99	48	58	10	0.25	80
MTR- 99	108	116	8	2.30	63
MTR- 99	152	158	6	1.30	53
MTR- 99	188	196	8	0.10	52
MTR- 99	266	272	6	1.32	6
MTR-107	16	22	6	0.66	23
MTR-107	90	96	6	0.22	48
MTR-107	104	110	6	0.18	36
MTR-107	116	122	6	0.35	21
MTR-107	142	148	6	0.20	37
MTR-107	174	182	8	0.69	47
MTR-110	22	48	26	0.51	54
MTR-110	58	64	6	0.10	53
MTR-110	64	82	18	0.99	107
MTR-110	82	104	22	0.31	57
MTR-129	6	14	8	0.07	39
MTR-129	40	46	6	0.17	67
MTR-129	100	108	8	0.86	48
MTR-129	144	150	6	0.80	20
MTR-129	156	162	6	2.83	42
MTR-129	184	194	10	0.04	60
MTR-147	0	10	10	0.28	80
MTR-147	66	80	14	0.48	51
MTR-147	86	92	6	0.72	15
MTR-147	112	120	8	0.20	43
MTR-147	188	206	18	0.13	49
MTR-147	206	228	22	1.28	47
MTR-162	42	48	6	0.09	43
MTR-162	54	70	16	0.38	70
MTR-162	148	154	6	0.99	5
MTR-171	34	40	6	0.45	36
MTR-171	76	84	8	0.62	49
MTR-171	100	108	8	0.02	36
MTR-171	114	128	14	0.03	37
MTR-171	158	170	12	0.05	39
MTR-171	176	198	22	0.08	58
MTR-171	206	222	16	0.57	20
MTR-242	106	112	6	0.02	61

KIMBER RESOURCES INC

MONTERDE PROJECT

CARMEN STRUCTURE

CROSS SECTION 44

Looking 315°

September 2005

JB ENGINEERING LTD

PLAN VIEW
EDGE VIEW

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
DFR-01	162	174	12	2.86	222
DFR-01	194	204	10	0.68	21
DFR-02	166	172	6	0.17	45
DFR-03	120	128	8	0.55	184
DFR-05	128	154	26	0.13	70
DFR-03	154	164	10	0.85	101
DFR-05	164	180	16	0.08	40
DFR-06	158	184	26	0.19	45
DFR-06	196	204	8	2.43	41
DFR-07	122	132	10	0.33	45
DFR-07	146	152	6	0.05	41
DFR-08	102	108	6	0.52	10
DFR-09	92	98	6	0.37	149
DFR-10	46	52	6	0.21	48
DFR-10	62	82	20	0.16	63
DFR-12	98	104	6	0.07	37
MTR-26	42	48	6	0.11	40
MTR-26	74	84	10	0.10	60
MTR-26	116	156	40	1.54	95
MTR-28	6	12	6	0.37	60
MTR-28	28	46	18	0.46	127
MTR-28	46	56	10	0.16	65
MTR-42	48	56	8	0.64	50
MTR-42	112	138	26	0.05	49
MTR-42	164	176	12	0.81	31
MTR-42	190	196	6	3.10	36
MTR-46	2	12	10	0.21	168
MTR-46	20	26	6	0.10	45
MTR-46	62	72	10	0.21	41
MTR-46	134	144	10	0.01	40
MTR-46	182	192	10	0.32	37
MTR-46	220	240	20	0.51	3
MTR-46	262	270	8	0.49	3
MTR-46	282	290	8	0.45	2
MTR-64	12	18	6	0.52	7
MTR-64	50	58	8	0.46	119
MTR-64	80	134	54	0.84	102
MTR-74	4	14	10	0.12	57
MTR-74	22	38	16	0.17	62
MTR-74	44	90	46	0.69	144
MTR-78	46	58	12	0.27	95
MTR-78	74	112	38	0.97	140
MTR-89	4	10	6	0.34	50
MTR-89	20	42	22	0.46	98
MTR-91	12	40	28	0.23	58
MTR-91	56	62	6	0.21	36
MTR-91	120	160	40	0.40	63
MTR-91	160	196	36	1.70	34
MTR-103	124	136	12	2.05	64
MTR-103	246	256	10	1.76	8
MTR-103	266	278	12	0.39	4
MTR-105	284	296	12	0.49	4
MTR-119	46	58	12	0.20	53
MTR-119	68	108	40	0.79	155
MTR-127	114	120	6	0.38	50
MTR-127	130	136	6	0.16	45
MTR-127	240	272	32	0.60	3

LEGEND

Measured Block
Indicated Block
Inferred Block
0.1 g/tonne cut off Au

SCALE
0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 46

September 2005

JS ENGINEERING LTD

PLAN VIEW
EDGEVIEW
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
SCALE

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
DFR-01	90	102	12	0.01	49
DFR-02	84	118	34	0.25	149
DFR-02	118	132	14	0.12	112
DFR-03	62	68	6	0.24	61
DFR-03	104	120	16	0.27	127
DFR-04	152	160	8	0.14	38
DFR-04	160	168	8	4.59	181
DFR-05	26	46	20	2.15	213
DFR-05	46	56	10	0.10	83
DFR-06	88	94	6	0.22	42
DFR-07	102	108	6	1.31	30
DFR-08	64	74	10	1.57	143
DFR-08	74	92	18	0.18	72
DFR-09	24	42	18	0.28	103
DFR-09	42	92	50	0.26	110
MTR-10	42	58	16	0.58	55
MTR-10	76	82	6	1.97	130
MTR-11	28	34	6	0.34	36
MTR-11	86	102	16	0.58	48
MTR-11	136	142	6	0.51	20
MTR-11	166	172	6	0.4667	1.7
MTR-19	54	60	6	0.64	46
MTR-19	100	106	6	0.73	8
MTR-19	156	162	6	0.35	4
MTR-19	196	220	24	3.79	12
MTR-19	220	278	58	2.89	7
MTR-23	44	52	8	0.29	68
MTR-23	134	176	42	1.27	84
MTR-29	46	54	8	0.12	59
MTR-29	98	150	52	0.08	53
MTR-43	138	146	8	0.23	40
MTR-43	198	218	20	0.75	12
MTR-43	226	236	10	2.53	10
MTR-43	258	264	6	0.64	27
MTR-90	6	34	28	0.29	124
MTR-90	34	90	56	0.21	90
MTR-94	40	46	6	0.46	95
MTR-94	68	74	6	0.05	47
MTR-94	136	184	48	4.85	159
MTR-94	184	220	36	1.17	12
MTR-95	50	70	20	0.37	98
MTR-95	116	124	8	1.47	14
MTR-95	166	188	22	1.21	31
MTR-95	204	260	56	1.45	25
MTR-136	0	6	6	0.12	56
MTR-136	34	42	8	0.38	104
MTR-136	56	106	50	0.20	127
MTR-136	118	124	6	0.36	115
MTR-136	140	148	8	0.27	62
MTR-136	156	162	6	0.37	8

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 47

September 2005

JB ENGINEERING LTD

PLAN VIEW
EDGE VIEW
SCALE
0 20 40 60 80 100 metres
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
DFR-01	28	58	30	1.39	527
DFR-01	58	94	36	0.18	134
DFR-02	34	40	6	0.18	51
DFR-02	66	88	22	1.04	330
DFR-03	46	52	6	0.05	69
DFR-05	0	28	28	0.36	119
LMR-01	6	16	10	0.18	108
MTR-09	42	66	24	0.83	239
MTR-09	72	78	6	0.38	40
MTR-22	40	44	4	0.06	46
MTR-25	130	200	70	0.61	89
MTR-44	90	96	6	0.91	23
MTR-44	180	186	6	0.42	10
MTR-44	222	228	6	0.81	28
MTR-45	108	114	6	1.01	18
MTR-45	128	134	6	0.36	12
MTR-77	18	24	6	0.03	46
MTR-77	54	66	12	0.06	47
MTR-77	66	72	6	3.28	1512
MTR-77	72	112	40	0.16	131
MTR-83	84	90	6	0.09	49
MTR-83	112	118	6	0.69	126
MTR-83	118	152	34	0.14	68
MTR-83	164	176	12	0.24	48
MTR-83	182	188	6	0.96	35
MTR-83	196	206	10	0.68	18
MTR-84	12	66	54	0.42	224
MTR-84	82	88	6	0.06	41
MTR-85	58	64	6	0.47	2
MTR-85	92	148	56	0.17	79
MTR-85	178	186	8	0.86	8
MTR-156	154	256	102	1.53	59
MTR-165	176	184	8	0.38	31
MTR-165	202	260	58	1.14	30
MTR-172	174	180	6	0.35	15
MTR-172	188	208	20	2.13	6

KIMBER RESOURCES INC

MONTERDE PROJECT

[illegible]

CROSS SECTION 48

Looking 318°

September 2005

JB ENGINEERING LTD

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
LMR-08	36	50	14	0.15	67
LMR-08	74	80	6	0.17	113
LMR-09	56	74	18	0.13	93
LMR-09	102	108	6	0.22	109
MTR-22	24	40	16	0.71	201
MTR-161	148	172	24	0.88	76
MTR-161	180	186	6	0.92	18
MTR-161	196	220	24	0.67	10
MTR-161	226	242	16	1.04	5
MTR-168	168	194	26	0.61	14
MTR-168	200	236	36	0.84	7
MTR-168	252	258	6	0.62	12
MTR-172	110	116	6	0.04	60
MTR-172	122	144	22	0.17	86
MTR-177	240	252	12	0.52	21
MTR-184	116	134	18	0.35	137
MTR-184	146	152	6	0.15	38
MTR-185	62	82	20	0.07	87
MTR-185	108	116	8	0.18	68
MTR-190	40	72	32	0.16	136
MTR-190	96	102	6	0.05	37

0 20 40 60 80 100 M

Measured Block
Indicated Block
Inferred Block

0.1 g/ton cut off Au

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

JB ENGINEERING LTD

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-18	74	80	6	0.49	22
MTR-183	184	202	18	2.09	20
MTR-183	210	230	20	1.23	13
MTR-183	280	288	8	0.41	25
MTR-188	140	146	6	3.82	75
MTR-188	186	192	6	0.32	11
MTR-188	210	232	22	1.35	4
MTR-191	152	164	12	0.35	59
MTR-214	118	146	28	0.61	89
MTR-214	208	214	6	1.22	3

LEGEND

Measured Block

Indicated Block

Inferred Block

0.1 g/ton cut off Au

SCALE

0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

September 2005

JS ENGINEERING LTD

MTR-210
MTR-173
MTR-189
LEGEND
Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au
SCALE
0 20 40 60 80 100 metres

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-173	230	236	6	0.32	3
MTR-173	242	266	24	0.67	7
MTR-189	2	8	6	0.47	1
MTR-189	226	250	24	0.79	4

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 31

September 2005

JB ENGINEERING LTD

PLAN VIEW
MTR-216
MTR-218
MTR-184
MTR-187
MTR-176
EDGE VIEW

Hole #	From (m)	To (m)	Width (m)	Au g/T	Ag g/T
MTR-216	124	130	6	0.13	42

Measured Block
Indicated Block
Inferred Block
0.1 g/ton cut off Au

0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CROSS SECTION 32

September 2005

JS ENGINEERING LTD

18.0    Other Relevant Data and Information

An internal scoping study was completed for Kimber Resources in 2003 by Mr. Robert T. McKnight, P.Eng., MBA (McKnight 2003); the report is entitled Preliminary Assessment, Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico and dated July 3, 2003.  It is important to realize that this report is “dated” and historical in nature in that it used Resource Estimate I completed in April 2003 (Burgoyne 2003) and at gold and silver prices significantly less than the current of over US$400 and US$6 for gold and silver, respectively.  Also, it assumed a total heap leach operation as opposed to conventional milling for part or all of the mineralization.

For scoping purposes, a 3500 tonne per day open pit heap leach mining operation was assumed with an initial capital cost of US 26 million, and operating costs of $10.30 per tonne of ore processed, or $127 per equivalent ounce of gold.  Under the base case assumptions, the Monterde Project, at its current early stage of development, demonstrates robust potential economics.   On a per equivalent ounce basis, cash operating costs average $127 per ounce and total cost, including initial capital, are $183 per ounce.  At a gold price of $340 per ounce and silver of $4.50 per ounce, after-tax Internal Rate of Return is 34.8% and Net Present Value after tax using a discount rate of 8% is C31.4 million.  Payback is 2.3 years from commencement of production.

This information is reported for information purposes only and is a preliminary guide to the economic payback using the resource, metal prices, and perceived mining and milling method at the time of estimation.

Kimber during 2005 continued mine development studies covering environmental baseline monitoring and sociological studies were undertaken by Rescan Environmental Consulting.   Knight Piesold of Vancouver, BC undertook geotechnical studies.  All of the mine development studies are required for completion of a pre feasibility study.

19.0   Interpretation & Conclusions

1.  The technical field work, and office data compilation, including resource estimation procedures, reverse circulation drilling, analyses, quality control / quality assurance and reporting of data, completed by Kimber Resources, is of good quality and meets good practice industry standards.

2.  The objective of the exploration drilling and development program undertaken by Kimber to July 2005 was to increase the confidence of the Carmen Deposit resource by bringing inferred and indicated resources defined in earlier drill programs into the measured and indicated categories, respectively.  A second objective was to discover and define addition resource. The reverse circulation drilling program has continued to confirmed the continuity and tenor of gold - silver mineralization and has shifted a major part of the resource (inferred) into measured and indicated categories.

3.  The Carmen Deposit is a volcanic hosted, low sulfidation, epithermal gold-silver deposit.  The deposit is located at a high level in the hydrothermal system.  Gold and silver mineralization is oxidized to depths of at least 300 metres.

4.  Gold and silver as disseminated, stock work and structurally controlled mineralization surrounds the historic mine workings and occurs on at least four different splays and sub-parallel structures related to the main Carmen shear.

5.  Mineral Resource Estimate L for the Carmen deposit within the Monterde Project (or District) shear system, defined exclusively on reverse circulation drilling, contains the following mineral resource at an integrated 0.3 g/t gold, and 35 g/t silver and less than 0.3 g/t gold, cut offs:

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

6.  The primary exploration and development objective is to continue further reverse circulation drilling to increase resource confidence and upgrade the remaining inferred portion of Mineral Resource Estimate L to the indicated and measured categories.  Concurrent with this objective engineering studies including open pit optimization and development, and metallurgy can be undertaken with the object of converting the current mineral resource to a mineral reserve and thus completing a preliminary feasibility study.

7.  There is high potential to convert the current inferred resource to the measured and indicated categories and to increase the global gold and silver resource.

8. Carmen deposit mineralization is open along trend to the south-southwest and the north-northwest, and at depth down dip on the Carmen-Los Hilos-Cocos shear system.

9.  A comparison of core holes, completed in 2004, to reverse circulation drilling results indicates that generally core drilling is defining the zone(s) of mineralization and intercept lengths are similar to reverse circulation drilling.  The gold grade is lower in the core drilling, however, core drilling overall is not considered an ideal sampling medium for low concentrations of gold because of the relatively smaller, less representative, sample weight collected (compared to RC drilling).

10. La Veta Minitas, a gold-silver bearing mineralized fault-shear, trending northwest, parallel to the main Camen shear system, is open to the southeast.   This system was intersected by 24 drill holes during the 2003 and 2004 drill programs; La Veta Minitas is located about 250 metres south of the main Carmen shear.  A resource estimate by Kimber in November 2004 defined a resource not considered economically important at present.

11.  The Monterde Project is a target for gold and silver deposits that are potentially mineable by open pit - cyanide heap leach and/or conventional milling methods.  Drilling, centred on the Carmen Deposit, has returned drill intercepts that are comparable in width and grade to past producing and presently operating open pit gold mines.  Drilling has focused on approximately 700 metres of strike length out of at least 3000 metres of favourable structure presently known on the project.

12.  In addition to the Carmen Deposit, gold and silver mineralization is known to be present at numerous locales on the remaining Monterde District structures. Phyllic, argillic, quartz vein stock work, hematitic and goethitic alteration accompany the gold and silver mineralization.  Besides Carmen, the two most significant mineralized gold-silver bearing structures and exploration targets defined to date are the Carotare and El Orito Norte.

13.    At the Carotare Exploration Target drilling has been in two zones, the Carotare West and East.  The area of alteration and mineralization is much like the Carmen Deposit, although larger.  Drilling to August 2005 in the Carotare East Zone (Discovery) indicate a mineralized structure with grades and widths similar on the Carmen extending along a length of at least 220 metres and to a depth of at least 180 metres.  In the Carotare West Zone (Pandora), 200 metres to the west, drilling has defined mineralization along a length of 150 metres.

14. At El Orito, gold mineralization was defined in a 2004 drill hole near and old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

15.  Substantial additional exploration and development work is justified on the Monterde Project.  The tonnage and grade of the mineralization, defined to date at the Monterde Project, warrants further major in-fill drilling, development, and exploration drilling, and other studies on the Carmen Deposit and major exploration drilling programs at the Carotare and El Orito Norte Zones, as detailed in Section 20, Recommendations.

20.0 Recommendations

The Carmen gold - silver deposit, located at the historic Monterde mine, should be advanced to pre feasibility.  It is the author's opinion that the character and excellent drill results obtained to date by Kimber Resources Inc. are of sufficient merit to warrant the following programs as detailed below.  On the Carmen deposit an exploration/development program of in-fill reverse circulation drilling totalling 20,000 metres, to continue to upgrade the current inferred resource class to measured and indicated categories and to extend the deposit is recommended.

The following targets and respective programs within the Carmen deposit are recommended:

•

The drilling on Carmen should continue to focus on an in-fill reverse circulation program at 25-meter centres along strike and down dip. Additional drilling should be conducted on the splays and sub-parallel structures present in the hanging wall of the Carmen Shear.

•

Carmen deposit mineralization is open along trend to the southeast, northwest and down dip along the Carmen Shear structure.

•

The Carmen deposit also remains to be defined on several shears located east of the main Carmen Shear in the hanging wall.

•

From Sections 28 to 51, further in-fill drilling is required to convert inferred resource to measured and indicated categories on the main Carmen structure

•

Mine engineering and planning studies should continue such that a mineral reserve can be estimated and metallurgical beneficiation studies should continue.

•

Core drilling should continue on Carmen Deposit.

•

Surface and/or underground bulk sampling of certain mineralized zones on Carmen should be undertaken for metallurgical recovery studies, confirmation of precious metal grades, and for reconciliation of reverse drilling and core drilling grades.

On the El Orito and Carotare structures, located 0.5 km and 2 km west of the Carmen deposit, geological mapping, trenching, rock sampling and 10,000 metres of reverse circulation drilling are recommended.  The Carotare exploration target, at this time, warrants most of the drilling.

The recommended exploration budget for this next phase of exploration and development on the Monterde Project is given in Table 20-1 and totals CDN $5.5 million.

TABLE 20-1

RECOMMENDED EXPLORATION PROGRAM & BUDGET

Program Duration 12 months				Rates & Fixed			Estimates		Equivalent
	Currency			Costs	# of Units	$C	$US	$N	in $C
Fees & labour
Kimber employees
Project Geologist	$C			10000	12	120,000			120,000
Engineers & geologists
Senior Mexican geologist		$US		365/day	280		102,200		124,684
Mexican geologist- 3 required		$US		300/day	840		139,200		169,824
Junior Geologist (4)				150/day	1120		168,000		204,960
Community Liaison Officer		$US		225/day	280		63,000		76,860
Community Liaison Officer - Junior		$US		150/day	280		42,000		51,240
Camp manager		$US		225/day	280		63,000		76,860
Data - IT manager		$US		220/day	280		61,600		75,152
Engineer -modeller		$US		150/day	280		42,000		51,240
Mexican labour
Senior samplers - RC rig (3)			$N	200/day	840			168,000	19,310
Junior samplers - RC rig (3)			$N	175/day	840			147,000	16,897
Senior labourers (2)			$N	200/day	560			112,000	12,874
Junior labourers (8)			$N	175/day	2240			392,000	45,057
Security guards (2)			$N	175/day	840			147,000	16,897
Camp cook, housecleaning (2)			$N	200/day	560			112,000	12,874
Plus 25% on Mexican labour, S.S. etc.			$N	fixed				131,175	15,078
Travel
Airfares, Vancouver-Mexico return	$C			1,400/trip	16	22,400			22,400
Taxis	$C			50/trip	32	1,600			1,600
Food & accommodation in town		$US		60/day	80		6,700		8,174
Food & accommodation at camp		$US		300/day	280		84,000		102,480
Truck registration and insurance		$US		1,200/day	1		1,200		1,596
Taxis			$N	180/trip	40			7,200	828
Fuel			$N	500/fill up	700			350,000	40,230
Camp Supplies & Communications
Camp supplies			$N	30,000/mo	12			360,000	41,379
Long distance	$C			800/month	12	9,600			9,600
Courier	$C			25/trip	48	1,200			1,200
Cell phone		$US		750/month	12		9,000		10,980
Satellite phone	$C			2,000/month	12	24,000			24,000
Drill permit		$US		2,000 fixed	1		2,000		2,440
RC Drilling
RC drill, mob +demob		$US		6,000 fixed	2		12,000		14,640
RC drilling, includes mud, survey		$US		38 / meter	30,000		1,140,000		1,390,800
Drill supplies		$US		2 / meter	30,000		60,000		73,200
Core Drilling
Core drill, mob +demob		$US		6,000 fixed	1		6,000		7,320
HQ/NQ core, includes mud, survey		$US		75 /meter	3,000		225,000		274,500
Drill supplies		$US		2 /meter	3,000		6,000		7,320
Bulk Sampling
Contractor Services		$US		200,000 fixed	1		200,000		244,000

Bulldozer, mob + demob		$US		6,000 fixed	1		6,000		7,320
Bulldozer		$US		85/hr	2,880		244,800		298,656
Dump Truck		$US		6000/mo	6		36,000		43,920
Assays
Sample preparation - drilling		$US		5 /sample	20,000		100,000		122,000
Sample assay - drilling		$US		25 /sample	20,000		500,000		610,000
Sample preparation - rock chip		$US		5 /sample	2,000		10,000		12,200
Sample assay - rock chip		$US		25 /sample	2,000		50,000		61,000
Survey
Down-hole survey		$US		8,000 /month	12		120,000		146,400
Engineering
Acad & drafting & map prep.	$C			46/hr	250	11,500			11,500
Reprographics	$C			20/sheet	500	10,000			10,000
Socio - Economic
Ocoviachi Ejido Improvement& Exploitation	$C			65,000	1	65,000			65,000
Monterde Ehido Improvement Fund				40,000	1	40,000			40,000
$C = $N8.7					Pre-tax totals	200,300	3,499,700	1,926,375	4,796,488
$US = $C1.22					Taxes		524,955	288,956	700,785
					Total				5,497,273

21.0   References

Burgoyne, A.A., 2004:

Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 6, 2004

Burgoyne, A.A., 2003:

Technical Evaluation Report, Mineral Resource Estimate I for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 3, 2003

Burgoyne, A.A., 2002:

Technical Evaluation Report for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated January 22, 2002

Cukor, D., Hitchborn, A., Richards, B.J, 2004:

Technical Evaluation Report, Mineral Resource Estimate K for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico dated October 27, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Hitchborn, A.D., 2001:

Manual Cross-Sections for Resource Estimate H for Kimber Resources Inc. and dated October 29, 2001.

Hitchborn, A.D. and Richards, J.B., 2003:

Monterde Project Report including Resource Estimate I, Monterde, Chihuahua State, Mexico for Kimber Resources Inc., dated May, 2003.

Hitchborn, A.D. and Richards, J.B., 2001:

Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. dated August 2001.

Jones, Harold M., 1994:

 A Report on the Monterde Mine Property Orteaga Mining District, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Jones, Harold M., 1995:

Progress Report, Monterde Mine Property, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Joralemon, Ira B., 1944:

 Monterde Mine, Independent Engineering Report on the Monterde Mine dated October 25, 1944.

King, C. A., 1943:

 General Descriptive Report on the Monterde Mine, Geology, and Mineralization, dated July 25, 1943.

McKnight, Robert T., 2003:

Preliminary Assessment Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico for Kimber Resources Inc. dated July 3, 2003

Miller, Donald G., 1944:

Monterde Mine, Arteaga District, State of Chihuahua, Mexico, dated January 28, 1944.

Minefinders Corporation Inc., 2001: Company Press Release on Dolores Gold - silver property, Sierra Madre Gold Belt and dated June 7, 2001

Montgomery, J.H., 2000:

Initial Review Report on the Monterde Property for Kimber Resources Inc., dated March 10, 2000.

Process Research Associates (PRA), 2005:  Measure rock samples apparent specific gravity by wax immersion method – memorandum to Kimber Resources Inc. dated May 25, 2005

Richards, J.B., 2004:

Data Verification Section Report on the Monterde Property for Kimber Resources Inc., dated February 5, 2004.

Richards, J.B., 2003:

Cyanide Assay Test Results; internal Kimber Resources Inc. Memo dated June 25 2003.

Thompson, Michael, and Howarth, Richard J., 1976:

 Duplicate Analysis in Geochemical Practice; in Analyst, Volume 101, pp. 690 - 698.

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Trejo Dominguez, Ramon, 1999:

Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

Vos, Rik, 2001:

Bottle Roll Cyanidation Results and Analysis of 16 Small Samples: letter prepared under auspices of BC Research Council for Mr. Peter DeLancy of Atna Resources Ltd., dated September 1, 2001.

-----------, 1997:

Work Report Of Minera Sonoro S.A. de C.V., Monterde Mine Property, Chihuahua, September 1995 -February 1996: unknown author, unsigned and non-dated report.

Respectfully Submitted

A.A. Burgoyne, M.Sc., P.Eng.

Dated September 28 2005

22.0    CERTIFICATE - STATEMENT OF QUALIFIED PERSON

BURGOYNE GEOLOGICAL INC.

Consulting Geologists  & Engineers

548 Lands End Road

North Saanich, BC, Canada

V8L 5K9

TEL / FAX (250) 656 3950

A.A. (Al) Burgoyne, M.Sc., P.Eng.

I Alfred A. Burgoyne hereby certifies:

1.

I am an independent consulting Geologist employed by Burgoyne Geological Inc. with residence and office at 548 Lands End Road, North Saanich, BC, CANADA, V8L 5K9.

2.

I graduated from the University of British Columbia in 1962 with a Bachelor of Science Degree in Geology and from the University of New Mexico in 1967 with a Master of Science Degree in Geology.

3.

I am a registered Professional Engineer in the Association of Professional Engineers and Geoscientists for the Province of British Columbia and am registered as a Fellow of the Geological Association of Canada.

4.

I have practiced my profession for 42 years and have been involved in mineral exploration and development in Canada, USA, Latin America (including Mexico), Southeast Asia and Eastern Europe.

5.

During this period of professional practice I have been extensively involved in the discovery / definition, recognition and development phases of no less than four major and one small gold deposits in British Columbia, Nevada and Manitoba of which all attained production.  I have also completed extensive evaluation on Mexican oxide gold deposits.

6.

Prior to establishing Burgoyne Geological Inc. in 1991, I held several successive positions from 1980 to 1991 as Vice President-Exploration for Breakwater Resources Ltd., Western Canadian Mining Corporation, Cassiar Mining Corporation and Bethlehem Copper Corporation. From 1970 to 1979 I was Exploration Manager of Western Canada for UMEX Corp.

7.

During my tenure with the above companies I have been intimately involved in the drilling definition and evaluation of both oxide and sulfide gold mineralization.

8.

I have read the definition of “qualified person” set out in national Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

9.

The report dated September 28, 2005 and titled “ Technical Evaluation Report, Mineral Resource Estimate L – Carmen Deposit, for Kimber Resources Inc. On The Monterde Project, Guazapares Municipality, Chihuahua, Chihuahua State, Mexico" is based on four weeks of technical evaluation in August and September 2005.  The legal descriptions, the preparation of the Resource Cross Sections and Detailed Tabulation of Resource Blocks in Section (Appendix C), Sections 14.2 (Quality Control and Quality Assurance Programs), and Section 17.3 (Drill Hole Histogram and Cumulative Frequency Statistics) have been done by Kimber but reviewed, audited, and modified, where necessary, by the writer. The writer has written all other parts of the report.

10.

Site examinations and evaluations, on the Monterde Property, were made on September 13 and 14, 2005; the writer evaluated the property with respect to reverse circulation drilling protocol and quality assurance/ quality control on sampling procedure.  Also geology, alteration and mineralization, surface trenching, reverse circulation drill hole locations, old mine workings and general infrastructure were reviewed. The sources of all information not based on personal examination are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct.

11.

I have had prior involvement with the property having made previous site visits to the property from June 1-4, 2003, November 10-15, 2002 for three days and November 18-21, 2001 for two days; three prior Technical Reports, Burgoyne (2002), Burgoyne (2003), and Burgoyne (2004) have been done by the writer.

12.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

13.

Numerous maps and sections, especially in respect to mineral resource were supplied by Kimber Resources Inc. and reviewed.

14.

I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101

15.

I have read National Instrument 43-101 and Form 43-101Fl and the Technical Report has been prepared in compliance with that instrument and form

16.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated at North Saanich, British Columbia this 28 th day of September 2005.

A.A. Burgoyne, M.Sc., P.Eng.

Independent Qualified Person

APPENDIX A

MONTERDE PROJECT

SUMMARY OF ALL DRILL COLLAR DATA

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
							Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole				Azim°		Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
		Carmen Deposit
DFR- 01		787906.19	3055676.42	2428.87	165	-65	206.00	Y	Rev. Circ.
DFR- 02		787926.01	3055694.41	2430.17	158	-65	240.00	Y	Rev. Circ.
DFR- 03		787952.55	3055715.31	2421.35	165	-55	228.00	Y	Rev. Circ.
DFR- 04		787964.70	3055743.23	2413.73	160	-59	182.00	Y	Rev. Circ.
DFR- 05		787915.51	3055653.44	2420.36	160	-64	186.00	Y	Rev. Circ.
DFR- 06		787988.07	3055753.12	2404.05	159	-63	219.00	Y	Rev. Circ.
DFR- 07		788010.16	3055765.04	2400.73	160	-61	300.00	Y	Rev. Circ.
DFR- 08		788034.90	3055774.44	2398.91	163	-59	294.00	Y	Rev. Circ.
DFR- 09		787939.88	3055672.53	2419.17	167	-65	228.00	Y	Rev. Circ.
DFR- 10		788042.70	3055753.17	2390.58	157	-63	100.00	Y	Rev. Circ.
DFR- 11		788028.54	3055788.50	2393.16	158	-59	124.00	N	Rev. Circ.
DFR- 12		788049.37	3055779.09	2399.54	156	-61	154.00	Y	Rev. Circ.
LMR- 01		787873.66	3055639.35	2411.32	160	-60	78.00	N	Rev. Circ.
LMR- 08		787860.44	3055665.17	2425.31	155	-66	114.00	Y	Rev. Circ.
LMR- 09		787875.79	3055685.00	2433.40	152	-74	120.00	N	Rev. Circ.
MTR-	01	788251.39	3055724.44	2340.61	225	-55	92.00	N	Rev. Circ.
MTR-	02	788304.23	3055705.28	2315.81	205	-55	106.00	N	Rev. Circ.
MTR-	03	788084.63	3055624.85	2360.10	225	-65	86.00	N	Rev. Circ.
MTR-	04	Lost before planned depth, collar not surveyed.					40.00	N	Rev. Circ.
MTR-	05	788181.98	3055614.39	2324.89	225	-55	118.00	N	Rev. Circ.
MTR-	06	788367.10	3055693.18	2294.77	205	-50	124.00	N	Rev. Circ.
MTR-	07	788375.64	3055747.95	2292.50	205	-50	92.00	N	Rev. Circ.
MTR-	08	788281.84	3055535.78	2305.51	225	-60	44.00	N	Rev. Circ.
MTR-	09	787940.92	3055677.70	2419.06	225	-60	96.00	Y	Rev. Circ.
MTR-	10	787974.15	3055673.77	2400.20	225	-60	102.00	N	Rev. Circ.
MTR-	11	788000.07	3055703.56	2395.33	225	-60	182.00	N	Rev. Circ.
MTR-	12	788094.62	3055649.91	2346.56	225	-60	118.00	N	Rev. Circ.
MTR-	13	788073.31	3055668.25	2354.85	225	-60	128.00	N	Rev. Circ.
MTR-	14	788102.19	3055608.83	2358.22	225	-55	80.00	N	Rev. Circ.
MTR-	15	788185.68	3055587.54	2335.01	225	-60	74.00	N	Rev. Circ.
MTR-	16	788233.95	3055586.16	2308.56	225	-65	112.00	N	Rev. Circ.
MTR-	17	788195.97	3055725.30	2350.41	225	-70	246.00	N	Rev. Circ.
MTR-	18	787879.39	3055688.88	2433.16	225	-70	80.00	N	Rev. Circ.
MTR-	19	788050.70	3055760.85	2390.33	231	-75	294.00	Y	Rev. Circ.
MTR-	20	788370.84	3055643.84	2278.27	225	-70	198.00	N	Rev. Circ.
MTR-	21	788232.08	3055653.06	2314.76	225	-65	168.00	Y	Rev. Circ.
MTR-	22	787888.35	3055664.91	2421.83	160	-70	98.00	N	Rev. Circ.
MTR-	23	788027.93	3055734.72	2393.48	225	-55	178.00	Y	Rev. Circ.
MTR-	24	788015.71	3055641.82	2389.60	225	-60	66.00	Y	Rev. Circ.
MTR-	25	788005.08	3055745.64	2404.35	220	-55	204.00	Y	Rev. Circ.
MTR-	26	788049.05	3055716.85	2382.24	223	-55	156.00	Y	Rev. Circ.
MTR-	27	788082.74	3055598.54	2370.32	215	-55	60.00	N	Rev. Circ.
MTR-	28	787994.04	3055654.09	2396.39	225	-45	80.00	Y	Rev. Circ.
MTR-	29	788010.07	3055714.58	2394.93	225	-55	150.00	Y	Rev. Circ.
MTR-	30	788062.14	3055610.96	2375.49	225	-45	60.00	Y	Rev. Circ.
MTR-	31	788037.81	3055628.87	2381.61	225	-45	66.00	Y	Rev. Circ.
MTR-	32	788362.90	3055485.68	2283.64	225	-45	52.00	Y	Rev. Circ.
MTR-	33	788342.28	3055505.49	2288.15	225	-60	66.00	Y	Rev. Circ.

1/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
							Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole					Azim°	Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
MTR-	34	788267.66	3055546.62	2303.37	225	-45	68.00	Y	Rev. Circ.
MTR-	35	788247.32	3055557.35	2304.22	225	-60	66.00	Y	Rev. Circ.
MTR-	36	788196.72	3055646.95	2312.56	225	-60	154.00	Y	Rev. Circ.
MTR-	37	788214.48	3055630.77	2307.14	225	-65	120.00	Y	Rev. Circ.
MTR-	38	788316.06	3055516.00	2300.51	225	-45	68.00	Y	Rev. Circ.
MTR-	39	788295.97	3055535.76	2300.39	225	-60	66.00	N	Rev. Circ.
MTR-	40	788250.22	3055598.24	2297.73	225	-65	130.00	N	Rev. Circ.
MTR-	41	788232.27	3055585.37	2308.79	225	-45	86.00	Y	Rev. Circ.
MTR-	42	788049.59	3055718.31	2382.16	213	-75	196.00	Y	Rev. Circ.
MTR-	43	788028.42	3055736.08	2393.66	228	-75	300.00	Y	Rev. Circ.
MTR-	44	788005.75	3055747.98	2404.35	225	-75	300.00	Y	Rev. Circ.
MTR-	45	788028.91	3055776.84	2398.36	227	-75	300.00	Y	Rev. Circ.
MTR-	46	788070.14	3055744.34	2378.98	218	-77	298.00	Y	Rev. Circ.
MTR-	47	788194.76	3055722.96	2350.56	225	-45	84.00	N	Rev. Circ.
MTR-	48	788224.96	3055718.59	2345.61	227	-67	114.00	Y	Rev. Circ.
MTR-	49	788085.65	3055719.45	2362.67	230	-70	206.00	Y	Rev. Circ.
MTR-	50	788085.01	3055720.02	2363.47	231	-45	170.00	Y	Rev. Circ.
MTR-	51	788118.98	3055644.11	2340.90	229	-65	124.00	Y	Rev. Circ.
MTR-	52	788148.22	3055637.20	2329.46	227	-58	118.00	Y	Rev. Circ.
MTR-	53	788205.96	3055597.26	2320.96	230	-66	110.00	N	Rev. Circ.
MTR-	54	788370.65	3055516.24	2278.23	224	-69	106.00	Y	Rev. Circ.
MTR-	55	788173.38	3055632.86	2320.52	220	-51	114.00	Y	Rev. Circ.
MTR-	56	788311.83	3055599.38	2288.81	226	-51	120.00	Y	Rev. Circ.
MTR-	57	788319.23	3055703.93	2313.15	225	-70	70.00	N	Rev. Circ.
MTR-	58	788319.71	3055673.27	2304.33	227	-55	240.00	Y	Rev. Circ.
MTR-	59	788295.51	3055688.51	2317.62	231	-56	204.00	Y	Rev. Circ.
MTR-	60	788135.02	3055592.02	2350.11	233	-71	74.00	Y	Rev. Circ.
MTR-	61	788185.15	3055566.90	2337.08	229	-55	70.00	Y	Rev. Circ.
MTR-	62	788398.47	3055469.89	2266.55	235	-65	80.00	Y	Rev. Circ.
MTR-	63	788198.32	3055698.36	2342.10	231	-61	64.00	N	Rev. Circ.
MTR-	64	788022.36	3055692.56	2382.27	226	-60	134.00	N	Rev. Circ.
MTR-	65	788163.45	3055588.02	2343.89	229	-55	78.00	Y	Rev. Circ.
MTR-	66	788104.08	3055633.34	2351.78	228	-65	98.00	Y	Rev. Circ.
MTR-	67	788057.58	3055648.33	2365.98	230	-59	96.00	Y	Rev. Circ.
MTR-	68	788124.80	3055618.44	2348.07	226	-55	100.00	Y	Rev. Circ.
MTR-	69	788281.03	3055563.80	2293.97	228	-44	84.00	Y	Rev. Circ.
MTR-	70	788082.53	3055677.90	2355.98	228	-66	156.00	N	Rev. Circ.
MTR-	71	788243.70	3055635.51	2305.17	235	-70	192.00	Y	Rev. Circ.
MTR-	72	788269.68	3055618.77	2300.59	233	-66	198.00	Y	Rev. Circ.
MTR-	73	788201.16	3055627.17	2310.69	225	-50	120.00	Y	Rev. Circ.
MTR-	74	788004.77	3055672.72	2387.28	225	-50	96.00	N	Rev. Circ.
MTR-	75	788027.88	3055664.38	2378.58	226	-50	90.00	Y	Rev. Circ.
MTR-	76	788037.13	3055679.04	2373.74	228	-50	102.00	Y	Rev. Circ.
MTR-	77	787957.10	3055699.98	2414.88	228	-55	120.00	Y	Rev. Circ.
MTR-	78	788020.86	3055691.68	2382.17	224	-51	126.00	Y	Rev. Circ.
MTR-	79	788074.65	3055640.84	2354.36	228	-66	80.00	N	Rev. Circ.
MTR-	80	788146.50	3055639.85	2330.86	225	-55	102.00	N	Rev. Circ.
MTR-	81	788217.50	3055607.27	2311.98	227	-65	126.00	Y	Rev. Circ.
MTR-	82	788133.22	3055661.40	2331.68	231	-66	117.00	Y	Rev. Circ.

2/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
							Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole					Azim°	Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
MTR-	83	787985.65	3055729.15	2411.64	224	-60	208.00	N	Rev. Circ.
MTR-	84	787924.84	3055667.35	2424.38	229	-61	152.00	Y	Rev. Circ.
MTR-	85	787969.77	3055714.95	2412.81	225	-60	230.00	Y	Rev. Circ.
MTR-	86	788084.32	3055613.96	2365.53	224	-65	96.00	Y	Rev. Circ.
MTR-	87	788065.97	3055630.26	2364.54	227	-55	96.00	N	Rev. Circ.
MTR-	88	788005.27	3055639.85	2396.40	229	-60	72.00	N	Rev. Circ.
MTR-	89	787975.87	3055645.43	2408.45	228	-51	78.00	N	Rev. Circ.
MTR-	90	787958.57	3055663.82	2410.12	235	-59	90.00	Y	Rev. Circ.
MTR-	91	788061.18	3055730.95	2379.15	229	-60	216.00	Y	Rev. Circ.
MTR-	92	788064.41	3055698.13	2372.27	225	-50	174.00	N	Rev. Circ.
MTR-	93	788107.63	3055743.30	2371.68	228	-50	216.00	N	Rev. Circ.
MTR-	94	788024.71	3055730.48	2393.97	231	-59	220.00	Y	Rev. Circ.
MTR-	95	788058.32	3055764.01	2390.48	227	-60	308.00	Y	Rev. Circ.
MTR-	96	788106.40	3055671.37	2344.00	224	-59	144.00	Y	Rev. Circ.
MTR-	97	788134.65	3055628.30	2341.40	228	-55	120.00	N	Rev. Circ.
MTR-	98	788098.09	3055699.16	2355.89	227	-64	192.00	Y	Rev. Circ.
MTR-	99	788157.91	3055762.19	2363.74	230	-60	294.00	Y	Rev. Circ.
MTR-100		788131.33	3055780.66	2378.05	225	-60	258.00	Y	Rev. Circ.
MTR-101		788143.88	3055672.00	2333.81	223	-71	196.00	Y	Rev. Circ.
MTR-102		788155.94	3055613.72	2333.14	227	-59	102.00	Y	Rev. Circ.
MTR-103		788115.43	3055798.41	2390.61	225	-59	300.00	N	Rev. Circ.
MTR-104		788156.29	3055580.03	2348.69	228	-52	82.00	Y	Rev. Circ.
MTR-105		788175.78	3055599.27	2334.17	231	-56	118.00	Y	Rev. Circ.
MTR-106		788296.95	3055713.78	2319.39	227	-62	242.00	Y	Rev. Circ.
MTR-107		788203.41	3055799.83	2348.99	233	-59	198.00	Y	Rev. Circ.
MTR-108		788214.50	3055787.15	2345.59	226	-60	210.00	Y	Rev. Circ.
MTR-109		788159.24	3055652.99	2322.77	223	-61	150.00	Y	Rev. Circ.
MTR-110		788063.70	3055647.23	2363.51	230	-67	112.00	Y	Rev. Circ.
MTR-111		788217.02	3055634.88	2307.48	223	-69	102.00	Y	Rev. Circ.
MTR-112		788207.89	3055630.63	2307.61	223	-60	150.00	Y	Rev. Circ.
MTR-113		788313.71	3055696.27	2312.93	224	-55	294.00	Y	Rev. Circ.
MTR-114		788045.23	3055669.79	2367.82	224	-55	118.00	Y	Rev. Circ.
MTR-115		788041.05	3055684.29	2372.79	223	-55	142.00	Y	Rev. Circ.
MTR-116		788310.83	3055710.32	2314.12	225	-60	293.00	Y	Rev. Circ.
MTR-117		788203.82	3055637.95	2308.08	227	-64	160.00	Y	Rev. Circ.
MTR-118		788222.79	3055622.34	2304.38	224	-65	80.00	Y	Rev. Circ.
MTR-119		788026.13	3055684.66	2380.64	225	-55	124.00	Y	Rev. Circ.
MTR-120		788083.55	3055630.53	2355.88	223	-66	68.00	Y	Rev. Circ.
MTR-121		788223.00	3055662.05	2320.73	216	-66	118.00	Y	Rev. Circ.
MTR-122		788239.84	3055661.85	2321.44	223	-65	210.00	Y	Rev. Circ.
MTR-123		788228.19	3055616.57	2302.67	227	-72	166.00	Y	Rev. Circ.
MTR-124		788189.29	3055716.86	2350.49	229	-71	300.00	Y	Rev. Circ.
MTR-125		788216.50	3055674.69	2329.55	223	-61	202.00	Y	Rev. Circ.
MTR-126		788112.72	3055679.14	2344.41	228	-60	172.00	Y	Rev. Circ.
MTR-127		788107.69	3055789.11	2391.16	226	-60	310.00	Y	Rev. Circ.
MTR-128		788257.87	3055610.35	2296.14	222	-70	205.00	Y	Rev. Circ.
MTR-129		788152.59	3055752.12	2361.56	224	-60	298.00	Y	Rev. Circ.
MTR-130		788330.80	3055684.24	2305.26	225	-60	276.00	Y	Rev. Circ.
MTR-131		788377.27	3055660.61	2282.86	221	-70	224.00	Y	Rev. Circ.

3/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
						Total
	Easting, (m)	Northing, (m)	Elevation				Deviation
Hole				Azim°	Dip°	Depth		DRILLTYPE
	UTM	UTM	(m) ASL				Survey
						(m)
MTR-132	788359.72	3055637.48	2278.71	229	-70	196.00	Y	Rev. Circ.
MTR-133	788185.32	3055643.02	2313.22	222	-57	150.00	Y	Rev. Circ.
MTR-134	788134.98	3055592.25	2348.38	225	-45	31.00	N	Rev. Circ.
MTR-135	788258.45	3055575.53	2299.26	224	-61	118.00	Y	Rev. Circ.
MTR-136	787986.10	3055685.33	2396.51	224	-60	168.00	Y	Rev. Circ.
MTR-137	788289.44	3055572.37	2288.77	224	-51	118.00	Y	Rev. Circ.
MTR-138	788119.27	3055687.23	2343.66	224	-62	190.00	Y	Rev. Circ.
MTR-139	788202.83	3055590.67	2324.76	225	-63	130.00	Y	Rev. Circ.
MTR-140	788361.42	3055675.21	2293.50	227	-70	208.00	Y	Rev. Circ.
MTR-141	788215.04	3055566.52	2320.67	222	-54	100.00	Y	Rev. Circ.
MTR-142	788232.87	3055547.15	2310.57	225	-58	118.00	Y	Rev. Circ.
MTR-143	788388.26	3055633.85	2271.12	226	-70	192.00	Y	Rev. Circ.
MTR-144	788348.10	3055522.88	2284.50	224	-61	120.00	Y	Rev. Circ.
MTR-145	788358.11	3055498.59	2284.11	223	-73	96.00	N	Rev. Circ.
MTR-146	788175.56	3055675.50	2329.66	221	-59	202.00	Y	Rev. Circ.
MTR-147	788130.73	3055728.09	2362.53	222	-64	240.00	Y	Rev. Circ.
MTR-148	788253.16	3055673.45	2329.03	222	-66	232.00	Y	Rev. Circ.
MTR-149	788204.69	3055734.55	2348.95	226	-70	218.00	Y	Rev. Circ.
MTR-150	788326.97	3055538.15	2291.32	224	-45	130.00	Y	Rev. Circ.
MTR-151	788303.90	3055551.93	2292.11	223	-60	130.00	Y	Rev. Circ.
MTR-152	788338.10	3055692.59	2305.76	226	-65	258.00	Y	Rev. Circ.
MTR-153	788127.55	3055696.81	2347.99	223	-60	208.00	Y	Rev. Circ.
MTR-154	788156.69	3055682.43	2336.71	221	-70	234.00	Y	Rev. Circ.
MTR-155	788138.92	3055710.57	2353.58	222	-66	216.00	Y	Rev. Circ.
MTR-156	788000.40	3055741.32	2406.21	225	-68	264.00	Y	Rev. Circ.
MTR-157	788298.66	3055756.68	2329.93	225	-60	252.00	Y	Rev. Circ.
MTR-158	788222.58	3055681.25	2332.66	224	-64	246.00	Y	Rev. Circ.
MTR-159	788171.77	3055698.72	2339.00	221	-70	211.00	Y	Rev. Circ.
MTR-160	788283.03	3055772.97	2335.98	222	-59	260.00	Y	Rev. Circ.
MTR-161	787987.69	3055764.13	2400.74	220	-60	264.00	Y	Rev. Circ.
MTR-162	788168.26	3055769.74	2364.43	217	-59	238.00	Y	Rev. Circ.
MTR-163	788094.85	3055729.86	2366.68	222	-75	240.00	Y	Rev. Circ.
MTR-164	788312.51	3055739.39	2319.83	222	-60	250.00	Y	Rev. Circ.
MTR-165	788016.58	3055757.36	2401.60	218	-70	276.00	Y	Rev. Circ.
MTR-166	788110.99	3055746.44	2371.64	222	-69	260.00	Y	Rev. Circ.
MTR-167	788193.09	3055686.31	2333.79	229	-60	190.00	Y	Rev. Circ.
MTR-168	787970.19	3055779.49	2397.61	215	-60	264.00	Y	Rev. Circ.
MTR-169	788238.89	3055735.67	2341.64	220	-69	276.00	Y	Rev. Circ.
MTR-170	788151.50	3055721.76	2353.74	226	-65	226.00	Y	Rev. Circ.
MTR-171	788104.82	3055703.65	2354.89	232	-70	242.00	Y	Rev. Circ.
MTR-172	787966.52	3055737.71	2413.34	218	-60	276.00	Y	Rev. Circ.
MTR-173	787948.14	3055795.58	2396.38	220	-59	276.00	Y	Rev. Circ.
MTR-174	788122.44	3055758.16	2372.27	224	-70	250.00	Y	Rev. Circ.
MTR-175	788317.59	3055600.19	2288.40	228	-64	174.00	Y	Rev. Circ.
MTR-176	787926.49	3055813.22	2397.96	224	-60	202.00	Y	Rev. Circ.
MTR-177	788008.03	3055785.99	2391.58	221	-60	270.00	Y	Rev. Circ.
MTR-178	788165.61	3055731.67	2353.81	228	-66	280.00	Y	Rev. Circ.
MTR-179	788294.78	3055708.35	2320.32	230	-45	100.00	Y	Rev. Circ.
MTR-180	787891.77	3055806.45	2413.55	218	-59	186.00	Y	Rev. Circ.

4/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
						Total
	Easting, (m)	Northing, (m)	Elevation				Deviation
Hole				Azim°	Dip°	Depth		DRILLTYPE
	UTM	UTM	(m) ASL				Survey
						(m)
MTR-181	788309.22	3055555.16	2293.32	235	-70	140.00	Y	Rev. Circ.
MTR-182	788313.46	3055773.79	2323.28	224	-60	230.00	Y	Rev. Circ.
MTR-183	787991.24	3055801.43	2380.61	223	-59	296.00	Y	Rev. Circ.
MTR-184	787935.11	3055717.98	2429.97	226	-56	172.00	Y	Rev. Circ.
MTR-185	787924.50	3055699.89	2430.47	225	-56	142.00	Y	Rev. Circ.
MTR-186	788247.68	3055707.28	2341.25	225	-64	301.00	Y	Rev. Circ.
MTR-187	787908.48	3055791.14	2414.49	223	-61	256.00	Y	Rev. Circ.
MTR-188	787948.02	3055762.51	2414.80	225	-61	232.00	Y	Rev. Circ.
MTR-189	787925.53	3055774.08	2417.56	225	-60	268.00	Y	Rev. Circ.
MTR-190	787906.88	3055682.17	2430.74	221	-60	132.00	Y	Rev. Circ.
MTR-191	787928.39	3055744.11	2433.15	227	-54	182.00	Y	Rev. Circ.
MTR-192	787909.89	3055760.45	2432.70	226	-64	208.00	Y	Rev. Circ.
MTR-193	788327.25	3055717.90	2310.23	224	-65	270.00	Y	Rev. Circ.
MTR-194	787889.67	3055773.86	2432.39	224	-61	214.00	Y	Rev. Circ.
MTR-195	787859.29	3055774.72	2433.42	232	-61	218.00	Y	Rev. Circ.
MTR-196	788179.57	3055744.96	2356.94	224	-64	296.00	Y	Rev. Circ.
MTR-197	788552.62	3055907.74	2397.36	222	-60	174.00	Y	Rev. Circ.
MTR-198	788439.53	3055617.65	2254.08	229	-60	180.00	Y	Rev. Circ.
MTR-199	788439.55	3055579.95	2247.48	226	-61	186.00	Y	Rev. Circ.
MTR-200	788527.25	3055925.27	2396.97	221	-60	240.00	Y	Rev. Circ.
MTR-201	788637.94	3055783.44	2391.62	217	-57	156.00	Y	Rev. Circ.
MTR-202	788423.66	3055673.81	2273.78	224	-61	250.00	Y	Rev. Circ.
MTR-203	788432.55	3055655.21	2267.62	217	-61	244.00	Y	Rev. Circ.
MTR-204	788517.88	3055950.55	2394.12	223	-60	210.00	Y	Rev. Circ.
MTR-205	788496.27	3055961.74	2390.22	220	-59	240.00	Y	Rev. Circ.
MTR-206	788420.09	3055700.28	2281.97	226	-60	250.00	Y	Rev. Circ.
MTR-207	788419.60	3055735.23	2292.69	228	-60	260.00	Y	Rev. Circ.
MTR-208	788471.28	3055966.75	2388.03	220	-60	246.00	Y	Rev. Circ.
MTR-209	788397.47	3055754.78	2292.52	224	-60	250.00	Y	Rev. Circ.
MTR-210	787861.11	3055708.33	2447.91	223	-60	196.00	Y	Rev. Circ.
MTR-211	788568.30	3055886.21	2396.23	219	-61	216.00	Y	Rev. Circ.
MTR-212	788588.32	3055871.25	2394.73	227	-61	233.00	Y	Rev. Circ.
MTR-213	788450.99	3055982.54	2388.45	222	-60	222.00	Y	Rev. Circ.
MTR-214	787905.83	3055717.17	2446.14	228	-62	214.00	Y	Rev. Circ.
MTR-215	787836.51	3055711.09	2448.05	225	-61	196.00	Y	Rev. Circ.
MTR-216	787807.42	3055690.59	2450.16	233	-59	166.00	Y	Rev. Circ.
MTR-217	788611.84	3055857.79	2394.92	221	-60	228.00	Y	Rev. Circ.
MTR-218	788627.05	3055837.26	2394.47	220	-61	258.00	Y	Rev. Circ.
MTR-219	788458.19	3055563.58	2244.63	222	-60	184.00	Y	Rev. Circ.
MTR-220	788452.08	3055627.57	2263.01	224	-60	226.00	Y	Rev. Circ.
MTR-221	788461.23	3055604.15	2262.00	224	-60	234.00	Y	Rev. Circ.
MTR-222	788505.61	3055887.70	2379.02	221	-64	246.00	Y	Rev. Circ.
MTR-223	788479.94	3055933.72	2386.23	225	-60	212.00	Y	Rev. Circ.
MTR-224	788390.59	3055777.07	2299.22	225	-61	268.00	Y	Rev. Circ.
MTR-225	788445.50	3055697.07	2282.44	226	-59	186.00	Y	Rev. Circ.
MTR-226	788503.66	3055921.84	2391.48	223	-60	252.00	Y	Rev. Circ.
MTR-227	788441.15	3055970.15	2394.53	224	-60	228.00	Y	Rev. Circ.
MTR-228	788457.69	3055950.42	2392.05	221	-60	198.00	Y	Rev. Circ.
MTR-229	788440.18	3055723.16	2292.49	221	-60	234.00	Y	Rev. Circ.

5/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
						Total
	Easting, (m)	Northing, (m)	Elevation				Deviation
Hole				Azim°	Dip°	Depth		DRILLTYPE
	UTM	UTM	(m) ASL				Survey
						(m)
MTR-230	788371.21	3055796.85	2305.77	228	-60	294.00	Y	Rev. Circ.
MTR-231	788525.63	3055878.67	2377.97	217	-59	154.00	Y	Rev. Circ.
MTR-232	788423.15	3055984.91	2394.76	217	-60	204.00	Y	Rev. Circ.
MTR-233	788357.15	3055813.84	2316.44	226	-59	248.00	Y	Rev. Circ.
MTR-234	788473.37	3055541.22	2239.45	225	-60	172.00	N	Rev. Circ.
MTR-235	788486.60	3055517.67	2236.69	221	-59	188.00	Y	Rev. Circ.
MTR-236	788318.68	3055530.95	2295.62	230	-70	154.00	Y	Rev. Circ.
MTR-237	788341.22	3055829.20	2329.06	221	-60	270.00	Y	Rev. Circ.
MTR-238	788468.94	3055918.42	2379.00	223	-61	240.00	Y	Rev. Circ.
MTR-239	788355.27	3055524.47	2280.71	227	-71	132.00	Y	Rev. Circ.
MTR-240	788443.52	3055935.24	2384.93	220	-60	256.00	Y	Rev. Circ.
MTR-241	788316.31	3055563.68	2285.09	217	-76	154.00	Y	Rev. Circ.
MTR-242	788403.53	3056002.92	2390.64	218	-60	210.00	Y	Rev. Circ.
MTR-243	788461.59	3055746.35	2303.26	222	-60	262.00	Y	Rev. Circ.
MTR-244	788410.16	3055482.35	2258.81	222	-66	108.00	Y	Rev. Circ.
MTR-245	788393.32	3055497.82	2268.76	221	-50	92.00	Y	Rev. Circ.
MTR-246	788482.51	3055622.95	2275.56	225	-62	249.00	Y	Rev. Circ.
MTR-247	788480.90	3055903.42	2378.50	225	-60	86.00	N	Rev. Circ.
MTR-248	788387.52	3055817.28	2313.84	228	-59	288.00	Y	Rev. Circ.
MTR-249	788350.58	3055772.34	2303.81	221	-59	264.00	Y	Rev. Circ.
MTR-250	788444.04	3055753.66	2304.62	221	-58	264.00	Y	Rev. Circ.
MTR-251	788421.28	3055774.16	2304.47	221	-61	264.00	Y	Rev. Circ.
MTR-252	788459.68	3055672.59	2279.10	221	-60	244.00	Y	Rev. Circ.
MTR-253	788474.10	3055584.38	2257.28	224	-64	232.00	Y	Rev. Circ.
MTR-254	788491.66	3055563.90	2255.71	221	-61	252.00	Y	Rev. Circ.
MTR-255	788498.68	3055539.62	2248.56	224	-61	240.00	Y	Rev. Circ.
MTR-256	788321.01	3055883.61	2360.37	225	-60	300.00	Y	Rev. Circ.
MTR-257	788324.65	3055857.90	2346.86	227	-59	300.00	Y	Rev. Circ.

WEX- 05	788490.28	3055418.58	2223.56	0	-90	120.00	N	Rev. Circ.
WEX- 06	788804.71	3054256.37	2107.80	0	-90	60.00	N	Rev. Circ.
WEX- 07	789077.87	3054244.51	2098.95	0	-90	60.00	N	Rev. Circ.
WEX- 08	788408.98	3055727.20	2287.04	0	-90	96.00	N	Rev. Circ.

MTC- 01	787956.71	3055661.42	2410.82	225	-60	40.00	N	Core
MTC- 02	788138.70	3055593.65	2347.05	224	-71	40.00	Y	Core
MTC- 03	788215.84	3055639.34	2308.46	224	-71	100.65	Y	Core
MTC- 04	788011.36	3055716.30	2395.33	225	-60	122.00	N	Core
MTC- 05	787962.43	3055706.92	2413.55	225	-60	130.00	N	Core
MTC- 06	788042.30	3055747.38	2390.56	224	-71	253.15	Y	Core
MTC- 07	788025.01	3055695.42	2381.28	224	-61	160.00	Y	Core
MTC- 08	788073.18	3055665.19	2355.25	225	-60	124.00	Y	Core
MTC- 09	788162.76	3055589.49	2343.44	225	-65	80.00	Y	Core
MTC- 10	788313.55	3055700.59	2313.19	223	-61	250.00	Y	Core
MTC- 11	788114.88	3055681.88	2343.59	224	-65	166.00	Y	Core
MTC- 12	788191.50	3055577.50	2332.80	227	-60	76.00	Y	Core
MTC- 13	787924.71	3055672.50	2423.89	220	-60	80.00	Y	Core
MTC- 14	788215.42	3055676.35	2330.27	224	-53	108.00	Y	Core
MTC- 15	788332.45	3055686.95	2306.99	226	-60	130.00	Y	Core

6/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
							Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole					Azim°	Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
MTC- 16		788235.64	3055588.57	2308.63	222	-71	144.00	N	Core
MTC- 17		788177.49	3055679.46	2331.83	224	-65	171.15	N	Core
MTC- 18		788064.37	3055698.26	2374.20	230	-50	150.00	N	Core
MTC- 19		788487.43	3055947.19	2388.34	225	-65	268.55	N	Core
MTC- 20		788364.24	3055787.05	2304.30	225	-60	320.15	N	Core
MTC- 21		788430.66	3055712.76	2286.73	226	-65	277.70	Y	Core
MTC- 22		788379.36	3055749.43	2292.43	223	-60	280.85	Y	Core
MTC- 23		788446.38	3055699.26	2282.71	258	-66	271.75	Y	Core
		Geotchnical on Carmen Deposit
MTG- 01		788347.20	3055699.99	2305.39	58	-61	250.00	Y	Core
MTG- 02		788241.34	3055539.74	2310.21	180	-60	27.45	N	Core
MTG- 03		788184.41	3055528.37	2335.58	180	-60	250.00	N	Core
MTG- 04		787967.91	3055739.70	2413.04	321	-61	135.20	Y	Core
		Carotare Exploration		Zone
CTR-	01	786454.74	3055922.11	1968.74	221	-46	150.00	Y	Rev. Circ.
CTR-	02	786486.55	3055917.37	1969.47	226	-46	140.00	Y	Rev. Circ.
CTR-	03	786421.70	3055924.75	1960.80	219	-44	112.00	Y	Rev. Circ.
CTR-	04	786511.06	3055906.44	1971.95	221	-45	144.00	Y	Rev. Circ.
CTR-	05	786396.41	3055928.81	1949.83	221	-45	144.00	Y	Rev. Circ.
CTR-	06	786370.33	3055937.71	1934.03	220	-45	188.00	Y	Rev. Circ.
CTR-	07	786315.10	3055935.14	1927.81	222	-56	74.00	Y	Rev. Circ.
CTR-	08	786342.09	3055937.87	1927.96	219	-44	78.00	Y	Rev. Circ.
CTR-	09	786294.66	3055955.64	1915.93	218	-44	82.00	Y	Rev. Circ.
CTR-	10	786484.19	3055922.56	1968.61	219	-69	190.00	Y	Rev. Circ.
CTR-	11	786485.64	3055916.66	1968.85	218	-68	186.00	Y	Rev. Circ.
CTR-	12	786511.38	3055906.11	1972.90	222	-70	210.00	Y	Rev. Circ.
CTR-	13	786067.00	3055936.00	1915.00	200	-45	138.00	N	Rev. Circ.
CTR-	14	786015.64	3055952.40	1927.56	200	-45	182.00	N	Rev. Circ.
CTR-	15	785987.57	3055945.21	1938.88	200	-45	172.00	N	Rev. Circ.
CTR-	16	786397.62	3055930.14	1949.82	216	-66	202.00	Y	Rev. Circ.
CTR-	17	786034.99	3055930.02	1930.10	195	-44	198.00	Y	Rev. Circ.
CTR-	18	786041.00	3055931.42	1930.10	197	-67	236.00	Y	Rev. Circ.
CTR-	19	786015.79	3055952.55	1927.45	203	-65	212.00	Y	Rev. Circ.
CTR-	20	786061.20	3055929.96	1919.42	207	-68	156.00	Y	Rev. Circ.
CTR-	21	786422.64	3055925.42	1960.77	219	-65	188.00	Y	Rev. Circ.
CTR-	22	786369.92	3055939.28	1933.66	222	-66	180.00	Y	Rev. Circ.
CTR-	23	786345.43	3055939.44	1928.29	222	-64	110.00	Y	Rev. Circ.
CTR-	24	785848.30	3055811.44	1947.04	22	-45	200.00	Y	Rev. Circ.
		De Nadda Exploration		Zone
DNR- 01		788391.17	3055297.38	2275.76	226	-47	210.00	N	Rev. Circ.
DNR- 02		788413.65	3055150.80	2274.01	232	-46	210.00	Y	Rev. Circ.
		El Orito Exploration		Zone
EOR- 01		787351.27	3055488.57	2331.63	50	-44	86.00	Y	Rev. Circ.
EOR- 02		787378.13	3055480.26	2332.44	47	-45	90.00	Y	Rev. Circ.
EOR- 03		787546.53	3055396.12	2333.07	216	-70	100.00	Y	Rev. Circ.
EOR- 04		787534.10	3055405.05	2334.74	226	-55	70.00	Y	Rev. Circ.
EOR- 05		787526.02	3055418.16	2334.85	225	-55	70.00	Y	Rev. Circ.
		Las Minitas Exploration		Zone
LMR- 02		787933.09	3055419.89	2384.43	225	-46	104.00	Y	Rev. Circ.

7/8

APPENDIX A
SUMMARY OF ALL MONTERDE PROJECT DRILL COLLAR DATA
Sorted by Area and Type
							Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole					Azim°	Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
LMR-	03	787845.04	3055404.98	2363.76	44	-45	104.00	N	Rev. Circ.
LMR-	04	787923.10	3055443.44	2380.62	225	-43	110.00	Y	Rev. Circ.
LMR-	05	787957.46	3055408.33	2397.54	229	-67	134.00	Y	Rev. Circ.
LMR-	06	787961.60	3055453.47	2400.06	230	-50	126.00	N	Rev. Circ.
LMR-	07	787932.79	3055454.29	2385.70	229	-60	132.00	N	Rev. Circ.
LMR-	10	787973.07	3055435.42	2403.56	226	-59	217.00	N	Rev. Circ.
LMR-	11	787950.02	3055401.91	2396.73	231	-61	142.00	Y	Rev. Circ.
LMR-	12	787983.85	3055405.79	2407.93	221	-61	106.00	N	Rev. Circ.
LMR-	13	787973.81	3055393.40	2407.52	230	-60	180.00	Y	Rev. Circ.
LMR-	14	787983.89	3055406.53	2407.81	223	-59	210.00	Y	Rev. Circ.
LMR-	15	787957.27	3055346.20	2411.76	42	-60	150.00	Y	Rev. Circ.
LMR-	16	787971.78	3055323.57	2428.87	41	-61	132.00	Y	Rev. Circ.
LMR-	17	787983.14	3055337.81	2427.78	40	-59	130.00	Y	Rev. Circ.
LMR-	18	787958.75	3055308.87	2433.17	42	-59	172.00	Y	Rev. Circ.
LMR-	19	787968.67	3055358.20	2413.84	45	-59	136.00	Y	Rev. Circ.
LMR-	20	787945.45	3055334.68	2413.20	46	-57	184.00	N	Rev. Circ.
LMR-	21	787981.23	3055371.76	2414.81	44	-58	118.00	Y	Rev. Circ.
LMR-	22	787995.96	3055417.83	2412.08	225	-64	208.00	Y	Rev. Circ.
LMR-	23	787937.75	3055391.80	2393.09	225	-60	112.00	N	Rev. Circ.
LMR-	24	787926.67	3055382.18	2393.21	221	-58	112.00	Y	Rev. Circ.
LMR-	25	787911.06	3055404.29	2385.71	225	-50	82.00	N	Rev. Circ.
LMR-	26	787954.11	3055404.14	2397.12	226	-70	156.00	Y	Rev. Circ.
LMR-	27	787948.81	3055416.66	2391.66	229	-64	150.00	Y	Rev. Circ.
8/8

APPENDIX B

     MONTERDE PROJECT REVERSE CIRCULATION INTERCEPTS

BY ZONE

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
CARMEN DEPOSIT MINERALIZED INTERVALS
MTR-235	235M-1	10	22	12	0.08	36	28
MTR-235	235M-2	60	78	18	0.46	78	28
MTR-235	235M-3	166	174	8	0.20	65	28
MTR-255	255M-1	18	24	6	0.229	39	28
MTR-255	255M-2	96	104	8	2.056	80	28
MTR-255	255M-3	198	204	6	1.475	36	28
MTR-255	255M-4	222	228	6	1.257	55	28
MTR- 62	62M-1	28	68	40	0.13	46	29
MTR-234	234M-1	52	64	12	1.10	114	29
MTR-244	244M-1	40	46	6	0.07	51	29
MTR-244	244M-2	72	100	28	1.78	121	29
MTR-254	254M-1	92	252	160	0.86	26	29
MTR- 32	32M-1	14	42	28	1.00	79	30
MTR-219	219M-1	14	20	6	0.11	45	30
MTR-219	219M-2	42	52	10	2.46	208	30
MTR-219	219M-3	90	96	6	0.69	24	30
MTR-219	219M-4	126	140	14	0.50	70	30
MTR-219	219M-5	164	170	6	0.34	19	30
MTR-245	245M-1	36	46	10	0.35	53	30
MTR-245	245M-2	58	74	16	0.41	58	30
MTR-253	253M-1	68	86	18	2.22	118	30
MTR-253	253M-2	128	134	6	0.52	8	30
MTR-253	253M-3	178	186	8	1.24	33	30
MTR- 54	54M-1	50	56	6	0.34	34	31
MTR- 54	54M-2	86	106	20	0.57	73	31
MTR-145	145M-1	20	28	8	0.17	59	31
MTR-145	145M-2	56	72	16	0.91	105	31
MTR-145	145M-3	80	86	6	0.05	39	31
MTR-199	199M-1	18	38	20	0.65	72	31
MTR-199	199M-2	100	108	8	0.33	6	31
MTR-199	199M-3	116	132	16	0.59	17	31
MTR-199	199M-4	148	158	10	0.38	11	31
MTR-199	199M-5	172	184	12	0.49	26	31
MTR-221	221M-1	66	74	8	5.75	516	31
MTR-221	221M-2	154	160	6	0.83	44	31
MTR-221	221M-3	218	228	10	1.23	16	31
MTR-246	246M-1	102	114	12	0.93	90	31
MTR-246	246M-2	226	232	6	1.46	7	31
MTR- 33	33M-1	34	52	18	1.30	105	32
MTR- 33	33M-2	52	64	12	0.08	40	32
MTR-144	144M-1	48	76	28	0.09	59	32
MTR-198	198M-1	24	54	30	0.82	68	32
MTR-198	198M-2	106	112	6	0.39	9	32
MTR-198	198M-3	130	136	6	0.52	37	32
MTR-220	220M-1	58	70	12	0.93	104	32
MTR-220	220M-2	162	168	6	1.96	74	32
MTR-239	239M-1	84	94	10	0.02	42	32
MTR- 38	38M-1	30	50	20	1.57	216	33

1/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-150	150M-1	52	96	44	0.08	52	33
MTR-150	150M-2	114	120	6	0.44	21	33
MTR-203	203M-1	42	48	6	0.87	126	33
MTR-203	203M-2	42	48	6	0.87	126	33
MTR-203	203M-3	56	62	6	0.32	43	33
MTR-203	203M-4	70	88	18	0.75	55	33
MTR-203	203M-5	94	108	14	0.39	33	33
MTR-203	203M-6	124	130	6	0.32	5	33
MTR-203	203M-7	146	158	12	1.01	27	33
MTR-203	203M-8	188	194	6	0.31	4	33
MTR-203	203M-9	206	212	6	1.05	28	33
MTR-218	218M-1	90	98	8	0.59	11	33
MTR-218	218M-2	90	98	8	0.59	11	33
MTR-218	218M-3	134	140	6	0.34	2	33
MTR-218	218M-4	184	192	8	0.65	42	33
MTR-218	218M-5	184	192	8	0.65	42	33
MTR-236	236M-1	60	110	50	0.25	55	33
MTR-252	252M-1	76	92	16	0.70	73	33
MTR-252	252M-2	114	132	18	0.17	60	33
MTR-252	252M-3	204	218	14	0.92	22	33
MTR- 08	Hole lost before mineralized zone reached.						33
MTR- 39	39M-1	44	62	18	0.11	62	34
MTR-143	143M-1	42	48	6	0.09	50	34
MTR-143	143M-2	76	88	12	0.20	38	34
MTR-143	143M-3	88	108	20	1.29	29	34
MTR-143	143M-4	118	128	10	0.54	12	34
MTR-143	143M-5	176	182	6	2.74	108	34
MTR-151	151M-1	38	46	8	0.55	56	34
MTR-151	151M-2	62	66	4	0.09	61	34
MTR-151	151M-3	66	70	4	2.88	238	34
MTR-151	151M-4	70	88	18	0.12	43	34
MTR-181	181M-1	82	88	6	0.12	37	34
MTR-181	181M-2	94	118	24	3.84	66	34
MTR-202	202M-1	30	48	18	0.81	78	34
MTR-202	202M-2	60	72	12	0.20	66	34
MTR-202	202M-3	78	102	24	0.88	87	34
MTR-202	202M-4	138	144	6	0.41	29	34
MTR-202	202M-5	202	208	6	0.55	4	34
MTR-217	217M-1	54	60	6	0.11	37	34
MTR-225	225M-1	74	80	6	2.51	152	34
MTR-225	225M-2	136	148	12	0.41	18	34
MTR-225	225M-3	162	186	24	0.96	18	34
MTR-241	241M-1	0	6	6	0.55	34	34
MTR-241	241M-2	98	106	8	0.06	40	34
MTR-241	241M-3	110	148	38	2.62	69	34
MTR- 06	6M-1	90	96	6	0.35	11	35
MTR- 06	6M-2	114	122	8	0.49	20	35
MTR- 20	20M-1	42	48	6	0.35	17	35
MTR- 20	20M-2	102	108	6	0.37	22	35

2/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR- 20	20M-3	126	132	6	2.71	22	35
MTR- 20	20M-4	174	182	8	5.69	7	35
MTR- 34	34M-1	36	50	14	2.28	247	35
MTR- 34	34M-2	50	58	8	0.07	44	35
MTR- 56	56M-1	100	116	16	0.53	55	35
MTR- 69	69M-1	38	44	6	0.08	37	35
MTR- 69	69M-2	58	84	26	0.06	50	35
MTR-131	131M-1	34	50	16	0.11	40	35
MTR-131	131M-2	50	56	6	0.44	76	35
MTR-131	131M-3	56	60	4	0.06	66	35
MTR-131	131M-4	80	88	8	0.45	38	35
MTR-131	131M-5	108	114	6	1.01	66	35
MTR-131	131M-6	128	146	18	0.74	9	35
MTR-132	132M-1	6	12	6	0.43	31	35
MTR-132	132M-2	52	58	6	1.21	41	35
MTR-132	132M-3	68	74	6	0.42	35	35
MTR-132	132M-4	94	106	12	0.38	23	35
MTR-132	132M-5	124	132	8	1.29	8	35
MTR-132	132M-6	178	184	6	0.48	19	35
MTR-137	137M-1	28	42	14	0.03	41	35
MTR-137	137M-2	64	76	12	0.41	86	35
MTR-137	137M-3	86	94	8	0.46	44	35
MTR-175	175M-1	62	68	6	0.49	31	35
MTR-175	175M-2	140	156	16	1.20	70	35
MTR-206	206M-1	38	54	16	0.08	46	35
MTR-206	206M-2	88	94	6	0.47	17	35
MTR-206	206M-3	100	122	22	1.56	135	35
MTR-206	206M-4	146	152	6	2.00	47	35
MTR-206	206M-5	170	184	14	0.53	17	35
MTR-229	229M-1	34	40	6	0.02	36	35
MTR-229	229M-2	78	100	22	1.47	73	35
MTR-229	229M-3	152	168	16	0.78	56	35
MTR-229	229M-4	180	186	6	0.24	37	35
MTR-243	243M-1	106	124	18	1.50	79	35
MTR-243	243M-2	180	186	6	0.46	20	35
MTR-243	243M-3	204	210	6	1.19	143	35
MTR-243	243M-4	214	240	26	1.61	19	35
MTR-243	243M-5	250	256	6	0.71	27	35
MTR-250	250M-1	154	260	106	1.26	33	35
MTR- 04	Drill collar lost, not in DB.						36
MTR- 06	6M-3	60	68	8	0.31	38	36
MTR- 06	6M-4	60	68	8	0.31	38	36
MTR- 35	35M-1	36	66	30	0.35	91	36
MTR-135	135M-1	56	68	12	0.14	54	36
MTR-135	135M-2	68	78	10	0.66	93	36
MTR-135	135M-3	78	90	12	0.11	49	36
MTR-135	135M-4	98	108	10	0.03	42	36
MTR-140	140M-1	52	66	14	0.89	118	36
MTR-140	140M-2	130	138	8	0.45	27	36

3/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-140	140M-3	174	180	6	0.87	16	36
MTR-142	142M-1	0	6	6	0.67	47	36
MTR-142	142M-2	22	50	28	0.44	105	36
MTR-207	207M-1	52	58	6	1.54	199	36
MTR-207	207M-2	98	104	6	0.28	53	36
MTR-207	207M-3	118	124	6	1.17	117	36
MTR-207	207M-4	130	136	6	0.34	11	36
MTR-207	207M-5	158	178	20	1.01	39	36
MTR-207	207M-6	192	198	6	0.40	10	36
MTR-207	207M-7	220	226	6	0.39	13	36
MTR-250	250M-1	96	154	58	1.27	40	36
WEX- 08	W8M-1	52	72	20	0.40	57	36
WEX- 08	W8M-2	82	88	6	0.45	34	36
MTR- 07	7M-2	80	92	12	0.36	13	37
MTR- 16	16M-1	44	62	18	1.30	51	37
MTR- 16	16M-2	80	86	6	0.94	31	37
MTR- 40	40M-1	86	92	6	0.07	38	37
MTR- 40	40M-2	106	130	24	1.06	56	37
MTR- 41	41M-1	30	42	12	0.65	122	37
MTR- 41	41M-2	50	78	28	0.35	62	37
MTR- 58	58M-1	0	22	22	0.18	47	37
MTR- 58	58M-2	48	56	8	0.45	36	37
MTR- 58	58M-3	74	84	10	0.50	50	37
MTR- 58	58M-4	192	198	6	4.80	20	37
MTR- 72	72M-1	12	18	6	0.40	38	37
MTR- 72	72M-2	148	164	16	0.52	62	37
MTR-128	128M-1	114	130	16	0.40	37	37
MTR-128	128M-2	136	148	12	1.41	116	37
MTR-130	1309M-6	146	152	6	0.36	31	37
MTR-130	130M-1	6	12	6	0.88	117	37
MTR-130	130M-2	18	46	28	1.40	71	37
MTR-130	130M-3	66	72	6	2.52	44	37
MTR-130	130M-4	96	102	6	3.18	125	37
MTR-130	130M-5	110	124	14	1.28	46	37
MTR-130	130M-7	174	180	6	0.47	19	37
MTR-130	130M-8	212	224	12	0.47	45	37
MTR-130	130M-9	250	256	6	0.64	7	37
MTR-141	141M-1	14	22	8	0.17	68	37
MTR-141	141M-2	28	34	6	0.12	59	37
MTR-141	141M-3	40	68	28	0.10	61	37
MTR-152	152M-1	22	36	14	0.38	31	37
MTR-152	152M-2	46	56	10	0.31	49	37
MTR-152	152M-3	62	74	12	2.05	84	37
MTR-152	152M-4	96	102	6	0.41	25	37
MTR-152	152M-5	124	132	8	0.47	2	37
MTR-152	152M-6	144	150	6	0.33	17	37
MTR-152	152M-7	156	162	6	0.35	20	37
MTR-152	152M-8	198	204	6	1.15	60	37
MTR-152	152M-9	198	204	6	1.15	60	37

4/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
MTR-209		209M-1	0	6	6	0.60	18	37
MTR-209		209M-10	226	232	6	0.37	11	37
MTR-209		209M-11	244	250	6	0.46	9	37
MTR-209		209M-2	12	18	6	0.36	74	37
MTR-209		209M-3	32	38	6	0.33	51	37
MTR-209		209M-4	48	56	8	0.05	41	37
MTR-209		209M-5	92	98	6	0.19	56	37
MTR-209		209M-6	122	132	10	0.28	37	37
MTR-209		209M-7	136	162	26	1.17	20	37
MTR-209		209M-8	170	178	8	2.76	61	37
MTR-209		209M-9	188	208	20	1.46	15	37
MTR-231		231M-1	58	64	6	4.21	36	37
MTR-231		231M-2	102	108	6	0.42	6	37
MTR-251		251M-1	68	78	10	0.92	100	37
MTR-251		251M-2	68	78	10	0.92	100	37
MTR-251		251M-3	108	116	8	0.94	76	37
MTR-251		251M-4	128	134	6	0.48	135	37
MTR-251		251M-5	140	146	6	1.01	86	37
MTR-251		251M-6	160	166	6	0.48	17	37
MTR-251		251M-7	192	202	10	0.82	20	37
MTR-251		251M-8	210	220	10	2.30	116	37
MTR-251		251M-9	226	242	16	1.01	32	37
MTR-	02	2M-1	34	42	8	14.63	437	38
MTR-	07	7M-1	0	10	10	0.53	65	38
MTR-	15	15M-1	54	66	12	1.85	53	38
MTR-	53	53M-1	14	22	8	1.01	140	38
MTR-	53	53M-2	22	38	16	0.03	52	38
MTR-	53	53M-3	56	62	6	0.07	38	38
MTR-	53	53M-4	76	82	6	0.16	39	38
MTR-	53	53M-5	82	92	10	0.99	121	38
MTR-	53	53M-6	92	110	18	0.09	42	38
MTR-	57	57M-1	0	6	6	0.35	57	38
MTR-	57	57M-2	38	44	6	2.19	302	38
MTR-	57	57M-3	66	70	4	0.31	60	38
MTR-	59	59M-1	0	6	6	0.16	45	38
MTR-	59	59M-2	26	36	10	0.61	27	38
MTR-	59	59M-3	122	128	6	1.07	8	38
MTR-	59	59M-4	134	146	12	0.62	36	38
MTR-	59	59M-5	164	202	38	2.23	18	38
MTR-	61	61M-1	24	30	6	0.49	65	38
MTR-	61	61M-2	36	42	6	1.71	227	38
MTR-	61	61M-3	42	52	10	0.12	60	38
MTR-	71	71M-1	36	44	8	0.11	50	38
MTR-	71	71M-2	108	116	8	0.07	36	38
MTR-	71	71M-3	160	166	6	0.34	39	38
MTR-	71	71M-4	170	178	8	0.26	51	38
MTR-	81	81M-1	36	42	6	2.84	129	38
MTR-	81	81M-2	42	58	16	0.06	49	38
MTR-	81	81M-3	74	80	6	0.30	38	38

5/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR- 81	81M-4	90	96	6	0.05	39	38
MTR- 81	81M-5	96	104	8	2.59	151	38
MTR- 81	81M-6	104	112	8	0.12	54	38
MTR-113	113M-1	12	42	30	0.24	67	38
MTR-113	113M-2	72	80	8	0.80	35	38
MTR-113	113M-3	146	156	10	2.55	17	38
MTR-113	113M-4	244	250	6	1.63	41	38
MTR-116	116M-1	10	20	10	0.40	23	38
MTR-116	116M-2	50	72	22	1.37	59	38
MTR-116	116M-3	82	88	6	0.09	57	38
MTR-116	116M-4	158	166	8	0.69	28	38
MTR-116	116M-5	200	208	8	20.03	67	38
MTR-116	116M-6	238	244	6	4.77	32	38
MTR-116	116M-7	264	284	20	1.49	13	38
MTR-118	118M-1	48	60	12	1.03	89	38
MTR-123	123M-1	62	78	16	0.39	49	38
MTR-123	123M-2	104	110	6	0.06	39	38
MTR-123	123M-3	118	144	26	0.32	55	38
MTR-139	139M-1	12	18	6	0.37	84	38
MTR-139	139M-2	66	72	6	0.58	49	38
MTR-139	139M-3	72	104	32	0.11	43	38
MTR-193	193M-1	20	40	20	0.56	23	38
MTR-193	193M-2	46	52	6	0.26	52	38
MTR-193	193M-3	86	98	12	3.12	135	38
MTR-193	193M-4	86	98	12	3.12	135	38
MTR-193	193M-5	144	150	6	0.37	11	38
MTR-193	193M-6	164	170	6	1.54	13	38
MTR-193	193M-7	212	218	6	0.48	3	38
MTR-193	193M-8	226	234	8	0.37	49	38
MTR-193	193M-9	260	266	6	0.79	12	38
MTR-222	222M-1	148	154	6	0.40	32	38
MTR-222	222M-2	180	186	6	0.44	11	38
MTR-224	224M-1	38	44	6	0.07	39	38
MTR-224	224M-10	238	254	16	0.54	26	38
MTR-224	224M-2	76	82	6	0.33	50	38
MTR-224	224M-3	92	104	12	0.21	47	38
MTR-224	224M-4	110	116	6	0.23	76	38
MTR-224	224M-5	122	138	16	0.68	26	38
MTR-224	224M-6	122	138	16	0.68	26	38
MTR-224	224M-7	150	156	6	2.13	21	38
MTR-224	224M-8	186	196	10	0.97	28	38
MTR-224	224M-9	202	208	6	0.36	8	38
MTR- 05	5M-1	10	18	8	0.35	222	39
MTR- 05	5M-2	70	88	18	2.10	40	39
MTR- 21	21M-1	86	100	14	3.94	35	39
MTR- 21	21M-2	108	114	6	0.40	4	39
MTR- 21	21M-3	134	140	6	0.39	17	39
MTR- 21	21M-4	148	166	18	0.50	35	39
MTR- 37	37M-1	38	68	30	1.32	66	39

6/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR- 37	37M-2	76	84	8	0.19	42	39
MTR- 65	65M-1	0	4	4	0.59	74	39
MTR- 65	65M-2	24	58	34	0.47	85	39
MTR- 73	73M-1	20	34	14	0.09	53	39
MTR- 73	73M-2	78	90	12	0.63	53	39
MTR- 73	73M-3	90	108	18	0.09	47	39
MTR-104	104M-1	4	36	32	0.39	103	39
MTR-105	105M-1	14	20	6	0.17	67	39
MTR-105	105M-2	64	90	26	0.26	64	39
MTR-106	106M-1	14	24	10	0.41	74	39
MTR-106	106M-2	44	60	16	0.53	74	39
MTR-106	106M-3	72	78	6	1.52	48	39
MTR-106	106M-4	154	160	6	0.52	45	39
MTR-111	111M-1	56	74	18	2.74	184	39
MTR-111	111M-2	82	88	6	0.04	40	39
MTR-112	112M-1	26	62	36	0.13	65	39
MTR-112	112M-2	98	106	8	1.91	69	39
MTR-112	112M-3	106	120	14	0.09	40	39
MTR-117	117M-1	8	14	6	0.47	7	39
MTR-117	117M-2	28	62	34	0.35	65	39
MTR-117	117M-3	122	146	24	0.29	37	39
MTR-121	121M-1	84	110	26	3.91	85	39
MTR-122	122M-1	48	54	6	0.33	50	39
MTR-122	122M-2	108	116	8	0.11	45	39
MTR-122	122M-3	116	124	8	4.04	73	39
MTR-122	122M-4	124	128	4	0.16	47	39
MTR-122	122M-5	152	158	6	0.48	8	39
MTR-122	122M-6	184	192	8	2.41	159	39
MTR-148	148M-1	8	28	20	3.10	59	39
MTR-148	148M-2	206	228	22	2.87	26	39
MTR-164	164M-1	40	56	16	0.54	71	39
MTR-164	164M-2	102	108	6	4.66	284	39
MTR-164	164M-3	136	144	8	0.32	13	39
MTR-164	164M-4	176	182	6	0.34	11	39
MTR-164	164M-5	238	244	6	0.55	19	39
MTR-179	179M-1	4	12	8	0.74	197	39
MTR-179	179M-2	18	30	12	1.20	104	39
MTR-179	179M-3	40	46	6	1.35	58	39
MTR-179	179M-4	60	66	6	0.32	43	39
MTR-200	200M-1	166	172	6	0.06	37	39
MTR-200	200M-2	206	230	24	0.89	28	39
MTR-200	200M-3	206	230	24	0.89	28	39
MTR-204	204M-1	152	166	14	0.45	57	39
MTR-204	204M-2	184	210	26	1.73	21	39
MTR-226	226M-1	190	218	28	0.36	56	39
MTR-226	226M-2	240	246	6	1.16	4	39
MTR-230	230M-1	24	32	8	0.26	76	39
MTR-230	230M-2	82	88	6	0.26	51	39
MTR-230	230M-3	96	102	6	0.29	68	39

7/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-230	230M-4	134	150	16	0.84	36	39
MTR-230	230M-5	174	186	12	2.39	28	39
MTR-230	230M-6	200	206	6	12.64	319	39
MTR-230	230M-7	216	222	6	0.43	3	39
MTR-230	230M-8	250	256	6	0.58	9	39
MTR-230	230M-9	288	294	6	0.98	9	39
MTR-248	248M-1	52	62	10	0.53	112	39
MTR-248	248M-2	108	114	6	0.39	37	39
MTR-248	248M-3	128	134	6	0.34	24	39
MTR-248	248M-4	148	154	6	0.42	28	39
MTR-248	248M-5	168	176	8	0.39	6	39
MTR-248	248M-6	216	222	6	0.37	2	39
MTR-249	249M-1	44	80	36	0.11	51	39
MTR-249	249M-2	92	122	30	1.04	66	39
MTR-249	249M-3	158	168	10	1.80	36	39
MTR-249	249M-4	188	202	14	3.58	7	39
MTR-249	249M-5	212	240	28	0.64	18	39
MTR-249	249M-6	258	264	6	0.67	30	39
MTR- 36	36M-1	24	58	34	0.62	189	40
MTR- 36	36M-2	94	102	8	0.11	37	40
MTR- 36	36M-3	112	134	22	0.52	56	40
MTR- 55	55M-1	0	18	18	0.09	39	40
MTR- 55	55M-2	78	86	8	0.20	61	40
MTR- 60	60M-1	10	50	40	0.71	132	40
MTR- 60	60M-2	50	64	14	0.12	57	40
MTR-102	102M-1	46	84	38	0.15	53	40
MTR-125	125M-1	62	72	10	0.05	51	40
MTR-125	125M-2	72	78	6	23.04	672	40
MTR-125	125M-3	78	86	8	0.09	42	40
MTR-125	125M-4	98	118	20	0.69	42	40
MTR-125	125M-5	162	186	24	0.49	57	40
MTR-133	133M-1	10	38	28	1.24	109	40
MTR-133	133M-2	88	114	26	0.11	42	40
MTR-134	134M-1	6	26	20	0.78	117	40
MTR-157	157M-1	20	30	10	0.36	94	40
MTR-157	157M-2	52	62	10	0.27	74	40
MTR-157	157M-3	102	120	18	0.36	65	40
MTR-157	157M-4	130	142	12	0.72	41	40
MTR-157	157M-5	228	234	6	0.48	8	40
MTR-158	158M-1	30	38	8	0.11	54	40
MTR-158	158M-2	90	110	20	0.72	75	40
MTR-158	158M-3	202	210	8	1.15	62	40
MTR-158	158M-4	218	246	28	1.76	21	40
MTR-182	182M-1	4	10	6	0.30	51	40
MTR-182	182M-2	40	56	16	0.17	59	40
MTR-182	182M-3	40	56	16	0.17	59	40
MTR-182	182M-4	68	96	28	0.23	68	40
MTR-182	182M-5	146	152	6	0.95	34	40
MTR-182	182M-6	158	164	6	0.82	9	40

8/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-182	182M-7	170	176	6	0.39	13	40
MTR-186	186M-1	2	16	14	1.35	243	40
MTR-186	186M-2	98	104	6	0.47	26	40
MTR-186	186M-3	180	194	14	0.34	22	40
MTR-186	186M-4	246	270	24	1.66	118	40
MTR-186	186M-5	246	270	24	1.66	118	40
MTR-186	186M-6	246	270	24	1.66	118	40
MTR-205	205M-1	166	172	6	0.22	38	40
MTR-205	205M-2	180	212	32	1.15	31	40
MTR-223	223M-1	130	136	6	0.19	46	40
MTR-223	223M-2	190	196	6	0.77	45	40
MTR-223	223M-3	202	212	10	2.72	6	40
MTR-233	233M-1	22	32	10	0.56	45	40
MTR-233	233M-2	98	104	6	0.45	149	40
MTR-233	233M-3	132	142	10	0.39	31	40
MTR-233	233M-4	132	142	10	0.39	31	40
MTR-233	233M-5	152	162	10	1.13	38	40
MTR-238	238M-1	172	180	8	1.85	69	40
MTR-238	238M-2	190	196	6	0.40	17	40
MTR-238	238M-3	224	230	6	0.31	8	40
MTR- 14	14M-1	30	58	28	1.21	135	41
MTR- 48	48M-1	14	20	6	0.18	67	41
MTR- 52	52M-1	48	54	6	0.20	52	41
MTR- 52	52M-2	72	84	12	0.13	39	41
MTR- 52	52M-3	84	90	6	0.49	63	41
MTR- 52	52M-4	90	102	12	0.02	39	41
MTR- 63	63M-1	58	64	6	0.19	93	41
MTR- 68	68M-1	16	24	8	0.08	41	41
MTR- 68	68M-2	38	80	42	0.67	108	41
MTR- 80	80M-1	46	54	8	0.26	49	41
MTR- 80	80M-2	74	90	16	0.48	57	41
MTR- 97	97M-1	32	38	6	0.59	150	41
MTR- 97	97M-2	52	64	12	0.08	65	41
MTR- 97	97M-3	64	78	14	0.43	83	41
MTR- 97	97M-4	78	90	12	0.07	52	41
MTR-109	109M-1	92	114	22	0.75	59	41
MTR-146	146M-1	22	28	6	0.09	48	41
MTR-146	146M-2	122	164	42	0.44	67	41
MTR-146	146M-3	186	196	10	0.45	27	41
MTR-160	160M-1	24	30	6	0.26	87	41
MTR-160	160M-2	24	30	6	0.26	87	41
MTR-160	160M-3	52	58	6	0.23	69	41
MTR-160	160M-4	112	120	8	0.28	42	41
MTR-160	160M-5	112	120	8	0.28	42	41
MTR-160	160M-6	198	204	6	0.34	1	41
MTR-160	160M-7	216	222	6	0.48	16	41
MTR-160	160M-8	246	252	6	0.27	63	41
MTR-167	167M-1	42	64	22	0.24	90	41
MTR-167	167M-2	108	114	6	0.04	42	41

9/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
MTR-167		167M-3	150	164	14	1.20	50	41
MTR-167		167M-4	174	186	12	1.23	45	41
MTR-169		169M-1	8	14	6	0.33	69	41
MTR-169		169M-2	44	52	8	0.10	40	41
MTR-169		169M-3	174	180	6	0.63	4	41
MTR-169		169M-4	174	180	6	0.63	4	41
MTR-169		169M-5	252	258	6	1.28	51	41
MTR-169		169M-6	268	276	8	1.25	16	41
MTR-208		208M-1	110	122	12	0.59	3	41
MTR-208		208M-2	122	136	14	0.18	72	41
MTR-208		208M-3	168	176	8	0.63	36	41
MTR-228		228M-1	108	116	8	0.21	89	41
MTR-228		228M-2	182	188	6	1.87	83	41
MTR-237		237M-1	28	38	10	0.51	32	41
MTR-237		237M-2	118	126	8	0.34	44	41
MTR-237		237M-3	136	142	6	0.33	24	41
MTR-237		237M-4	136	142	6	0.33	24	41
MTR-237		237M-5	166	172	6	0.48	6	41
MTR-237		237M-6	232	242	10	0.63	23	41
MTR-237		237M-7	254	264	10	2.41	18	41
MTR-240		240M-1	88	94	6	0.15	66	41
MTR-240		240M-2	206	212	6	0.39	18	41
MTR-	03	03M-1	26	60	34	3.47	313	42
MTR-	03	03M-2	78	84	6	0.35	9	42
MTR-	17	17M-1	78	86	8	3.05	144	42
MTR-	17	17M-2	100	106	6	0.42	7	42
MTR-	17	17M-3	218	224	6	0.39	16	42
MTR-	17	17M-4	232	246	14	1.48	53	42
MTR-	27	27M-1	8	18	10	0.72	185	42
MTR-	47	47M-1	12	18	6	0.19	43	42
MTR-	47	47M-2	60	66	6	0.52	83	42
MTR-	51	51M-1	22	32	10	0.99	109	42
MTR-	51	51M-2	60	82	22	0.15	50	42
MTR-	51	51M-3	88	112	24	0.64	74	42
MTR-	66	66M-1	44	56	12	1.24	160	42
MTR-	66	66M-2	56	70	14	0.14	65	42
MTR-	66	66M-3	70	98	28	2.43	172	42
MTR-	82	82M-1	44	50	6	0.05	36	42
MTR-	82	82M-2	74	80	6	3.95	65	42
MTR-	82	82M-3	90	108	18	0.10	39	42
MTR-	86	86M-1	20	34	14	0.60	177	42
MTR-	86	86M-2	34	58	24	0.28	59	42
MTR-101		101M-1	62	68	6	0.30	35	42
MTR-101		101M-2	96	130	34	0.22	51	42
MTR-101		101M-3	142	156	14	0.74	68	42
MTR-101		101M-4	164	174	10	0.90	52	42
MTR-101		101M-5	182	194	12	0.69	53	42
MTR-120		120M-1	18	34	16	1.21	251	42
MTR-120		120M-2	34	68	34	0.47	83	42

10/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-124	124M-1	6	12	6	0.41	56	42
MTR-124	124M-2	68	92	24	0.52	66	42
MTR-124	124M-3	112	118	6	0.64	38	42
MTR-124	124M-4	172	180	8	1.09	52	42
MTR-124	124M-5	240	254	14	2.90	201	42
MTR-124	124M-6	260	266	6	2.02	34	42
MTR-124	124M-7	284	290	6	0.30	12	42
MTR-149	149M-1	94	104	10	0.22	38	42
MTR-149	149M-2	194	202	8	0.98	53	42
MTR-154	154M-1	0	10	10	0.75	122	42
MTR-154	154M-2	78	84	6	0.66	30	42
MTR-154	154M-3	116	130	14	0.47	43	42
MTR-154	154M-4	156	184	28	0.92	59	42
MTR-159	159M-1	30	38	8	1.05	74	42
MTR-159	159M-2	106	114	8	0.06	41	42
MTR-159	159M-3	146	152	6	0.12	35	42
MTR-159	159M-4	192	211	19	5.22	85	42
MTR-213	213M-1	122	134	12	0.08	41	42
MTR-213	213M-2	144	158	14	1.49	27	42
MTR-213	213M-3	164	170	6	0.32	26	42
MTR-227	227M-1	166	172	6	0.62	23	42
MTR-227	227M-2	180	186	6	0.41	9	42
MTR-257	257M-1	40	46	6	1.16	112	42
MTR-257	257M-2	128	134	6	0.16	48	42
MTR-257	257M-3	144	150	6	0.17	60	42
MTR-257	257M-4	214	226	12	0.51	4	42
MTR-257	257M-5	230	236	6	0.34	1	42
MTR- 12	12M-1	30	36	6	0.05	70	43
MTR- 12	12M-2	68	94	26	0.73	30	43
MTR- 30	30M-1	10	20	10	0.59	145	43
MTR- 79	79M-1	26	80	54	1.43	122	43
MTR- 87	87M-1	22	56	34	0.47	78	43
MTR- 96	96M-1	8	14	6	0.12	44	43
MTR- 96	96M-2	54	66	12	0.56	57	43
MTR- 96	96M-3	102	134	32	1.50	73	43
MTR-108	108M-1	14	20	6	0.17	65	43
MTR-108	108M-2	102	134	32	0.36	56	43
MTR-108	108M-3	144	154	10	0.39	26	43
MTR-108	108M-4	196	206	10	0.51	17	43
MTR-120	120M-1	18	24	6	0.58	45	43
MTR-126	126M-1	18	24	6	0.22	37	43
MTR-126	126M-2	62	72	10	0.28	43	43
MTR-126	126M-3	104	116	12	0.05	39	43
MTR-126	126M-4	116	138	22	1.51	86	43
MTR-126	126M-5	144	150	6	0.38	10	43
MTR-138	138M-1	30	36	6	0.30	129	43
MTR-138	138M-2	76	82	6	0.06	53	43
MTR-138	138M-3	88	94	6	0.07	43	43
MTR-138	138M-4	126	166	40	0.83	66	43

11/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-153	153M-1	90	96	6	0.22	54	43
MTR-153	153M-2	102	114	12	11.85	39	43
MTR-153	153M-3	124	130	6	0.22	37	43
MTR-153	153M-4	140	190	50	1.13	63	43
MTR-155	155M-1	108	122	14	1.65	47	43
MTR-155	155M-2	138	144	6	0.20	38	43
MTR-155	155M-3	170	206	36	3.32	62	43
MTR-170	170M-1	0	8	8	0.54	27	43
MTR-170	170M-2	172	186	14	0.07	49	43
MTR-170	170M-3	198	226	28	1.47	56	43
MTR-178	178M-1	22	28	6	0.43	19	43
MTR-178	178M-2	248	256	8	0.66	21	43
MTR-178	178M-3	268	274	6	0.67	9	43
MTR-196	196M-1	120	126	6	0.94	22	43
MTR-196	196M-2	134	140	6	0.39	40	43
MTR-196	196M-3	234	256	22	1.22	80	43
MTR-196	196M-4	264	270	6	0.71	31	43
MTR-196	196M-5	278	284	6	0.84	5	43
MTR-196	196M-6	288	294	6	0.58	2	43
MTR-232	232M-1	108	114	6	1.00	69	43
MTR-256	256M-1	64	70	6	0.21	106	43
MTR-256	256M-2	144	150	6	0.13	49	43
MTR- 13	13M-1	66	102	36	1.41	37	44
MTR- 31	31M-1	4	34	30	0.61	66	44
MTR- 67	67M-1	10	16	6	0.38	33	44
MTR- 67	67M-2	22	28	6	0.28	83	44
MTR- 67	67M-3	38	64	26	0.81	106	44
MTR- 67	67M-4	64	88	24	0.14	45	44
MTR- 70	70M-1	92	112	20	0.09	56	44
MTR- 70	70M-2	122	138	16	0.16	73	44
MTR- 98	98M-1	136	176	40	0.62	47	44
MTR- 99	99M-1	48	58	10	0.25	80	44
MTR- 99	99M-2	108	116	8	2.30	63	44
MTR- 99	99M-3	152	158	6	1.30	53	44
MTR- 99	99M-4	188	196	8	0.10	52	44
MTR- 99	99M-5	266	272	6	1.32	6	44
MTR-107	107M-1	16	22	6	0.66	23	44
MTR-107	107M-2	90	96	6	0.22	48	44
MTR-107	107M-3	104	110	6	0.18	36	44
MTR-107	107M-4	116	122	6	0.35	21	44
MTR-107	107M-5	142	148	6	0.20	37	44
MTR-107	107M-6	174	182	8	0.69	47	44
MTR-110	110M-1	22	48	26	0.51	54	44
MTR-110	110M-2	58	64	6	0.10	53	44
MTR-110	110M-3	64	82	18	0.99	107	44
MTR-110	110M-4	82	104	22	0.31	57	44
MTR-129	129M-1	6	14	8	0.07	39	44
MTR-129	129M-2	40	46	6	0.17	67	44
MTR-129	129M-3	100	108	8	0.86	48	44

12/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
MTR-129		129M-4	144	150	6	0.80	20	44
MTR-129		129M-5	156	162	6	2.83	42	44
MTR-129		129M-6	184	194	10	0.04	60	44
MTR-147		147M-1	0	10	10	0.28	80	44
MTR-147		147M-2	66	80	14	0.48	51	44
MTR-147		147M-3	86	92	6	0.72	15	44
MTR-147		147M-4	112	120	8	0.20	43	44
MTR-147		147M-5	188	206	18	0.13	49	44
MTR-147		147M-6	206	228	22	1.28	47	44
MTR-162		162M-1	42	48	6	0.09	43	44
MTR-162		162M-2	54	70	16	0.38	70	44
MTR-162		162M-3	148	154	6	0.99	5	44
MTR-171		171M-1	34	40	6	0.45	36	44
MTR-171		171M-2	76	84	8	0.62	49	44
MTR-171		171M-3	100	108	8	0.02	36	44
MTR-171		171M-4	114	128	14	0.03	37	44
MTR-171		171M-5	158	170	12	0.05	39	44
MTR-171		171M-6	176	198	22	0.08	58	44
MTR-171		171M-7	206	222	16	0.57	20	44
MTR-242		242M-1	106	112	6	0.02	61	44
DFR- 02		D02M-1	226	232	6	1.20	66	45
DFR- 07		D07M-1	200	206	6	0.34	16	45
DFR- 07		D07M-2	224	234	10	0.13	41	45
DFR- 07		D07M-3	234	248	14	0.65	10	45
DFR- 07		D07M-4	260	270	10	0.55	30	45
DFR- 07		D07M-5	276	282	6	0.65	22	45
DFR- 08		D08M-1	172	178	6	0.02	46	45
DFR- 08		D08M-2	228	234	6	0.05	46	45
DFR- 12		D12M-1	120	130	10	0.58	48	45
MTR-	24	24M-1	4	28	24	0.50	104	45
MTR-	24	24M-2	34	54	20	1.91	235	45
MTR-	49	49M-1	0	6	6	0.33	56	45
MTR-	49	49M-2	12	46	34	0.15	53	45
MTR-	49	49M-3	56	74	18	0.64	64	45
MTR-	49	49M-4	146	152	6	0.46	22	45
MTR-	49	49M-5	166	176	10	0.18	47	45
MTR-	49	49M-6	190	196	6	0.12	41.66667	45
MTR-	50	50M-1	2	42	40	0.24	65	45
MTR-	50	50M-2	56	64	8	0.12	37	45
MTR-	50	50M-3	92	106	14	0.10	43	45
MTR-	50	50M-4	114	166	52	0.72	58	45
MTR-	75	75M-1	4	10	6	0.44	39	45
MTR-	75	75M-2	24	30	6	0.10	67	45
MTR-	75	75M-3	40	52	12	0.20	70	45
MTR-	75	75M-4	52	68	16	1.42	172	45
MTR-	75	75M-5	68	84	16	0.11	62	45
MTR-	76	76M-1	10	18	8	0.41	53	45
MTR-	76	76M-2	62	102	40	1.26	166	45
MTR-	88	88M-1	0	16	16	0.32	55	45

13/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR- 88	88M-2	28	46	18	0.66	181	45
MTR- 88	88M-3	46	58	12	0.24	65	45
MTR- 92	92M-1	8	16	8	0.40	42	45
MTR- 92	92M-2	32	38	6	0.09	40	45
MTR- 92	92M-3	68	74	6	0.14	84	45
MTR- 92	92M-4	92	146	54	0.67	76	45
MTR- 93	93M-1	16	22	6	0.10	51	45
MTR- 93	93M-2	40	74	34	0.19	48	45
MTR- 93	93M-3	82	92	10	0.07	39	45
MTR- 93	93M-4	130	148	18	0.07	43	45
MTR- 93	93M-5	176	190	14	0.24	44	45
MTR-100	100M-1	104	110	6	1.77	93	45
MTR-100	100M-2	192	202	10	0.04	39	45
MTR-114	114M-1	20	26	6	0.43	55	45
MTR-114	114M-2	36	54	18	0.12	55	45
MTR-114	114M-3	66	102	36	0.53	79	45
MTR-115	115M-1	4	10	6	0.37	68	45
MTR-115	115M-2	20	26	6	0.10	42	45
MTR-115	115M-3	70	112	42	0.91	120	45
MTR-115	115M-4	112	122	10	0.10	61	45
MTR-115	115M-5	128	134	6	1.07	59	45
MTR-119	119M-1	108	116	8	0.23	56	45
MTR-163	163M-1	28	54	26	0.28	54	45
MTR-163	163M-2	86	92	6	0.31	73	45
MTR-166	166M-1	50	62	12	0.32	48	45
MTR-166	166M-2	110	116	6	0.11	40	45
MTR-174	174M-1	10	22	12	0.38	75	45
MTR-174	174M-2	86	92	6	0.64	70	45
DFR- 01	D01M1	162	174	12	2.86	222	46
DFR- 01	D01M-2	194	204	10	0.68	21	46
DFR- 02	D02M-1	166	172	6	0.17	45	46
DFR- 03	D03M-1	120	128	8	0.55	184	46
DFR- 03	D03M-2	128	154	26	0.13	70	46
DFR- 03	D03M-3	154	164	10	0.85	101	46
DFR- 03	D03M-4	164	180	16	0.08	40	46
DFR- 06	D06M-1	158	184	26	0.19	45	46
DFR- 06	D06M-2	196	204	8	2.43	41	46
DFR- 07	D07M-1	122	132	10	0.33	45	46
DFR- 07	D07M-2	146	152	6	0.05	41	46
DFR- 08	D08M-1	102	108	6	0.52	10	46
DFR- 09	D09M-1	92	98	6	0.37	149	46
DFR- 10	D10M-1	46	52	6	0.21	48	46
DFR- 10	D10M-2	62	82	20	0.16	63	46
DFR- 12	D12M-1	98	104	6	0.07	37	46
MTR- 26	26M-1	42	48	6	0.11	40	46
MTR- 26	26M-2	74	84	10	0.10	60	46
MTR- 26	26M-3	116	156	40	1.54	95	46
MTR- 28	28M-1	6	12	6	0.37	60	46
MTR- 28	28M-2	28	46	18	0.46	127	46

14/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
MTR-	28	28M-3	46	56	10	0.16	65	46
MTR-	42	42M-1	48	56	8	0.64	50	46
MTR-	42	42M-2	112	138	26	0.05	49	46
MTR-	42	42M-3	164	176	12	0.81	31	46
MTR-	42	42M-4	190	196	6	3.10	36	46
MTR-	46	46M-1	2	12	10	0.21	168	46
MTR-	46	46M-2	20	26	6	0.10	45	46
MTR-	46	46M-3	62	72	10	0.21	41	46
MTR-	46	46M-4	134	144	10	0.01	40	46
MTR-	46	46M-5	182	192	10	0.32	37	46
MTR-	46	46M-6	220	240	20	0.51	3	46
MTR-	46	46M-7	262	270	8	0.49	3	46
MTR-	46	46M-8	282	290	8	0.45	2	46
MTR-	64	64M-1	12	18	6	0.52	7	46
MTR-	64	64M-2	50	58	8	0.46	119	46
MTR-	64	64M-3	80	134	54	0.84	102	46
MTR-	74	74M-1	4	14	10	0.12	57	46
MTR-	74	74M-2	22	38	16	0.17	62	46
MTR-	74	74M-3	44	90	46	0.69	144	46
MTR-	78	78M-1	46	58	12	0.27	95	46
MTR-	78	78M-2	74	112	38	0.97	140	46
MTR-	89	89M-1	4	10	6	0.34	50	46
MTR-	89	89M-2	20	42	22	0.46	98	46
MTR-	91	91M-1	12	40	28	0.23	58	46
MTR-	91	91M-2	56	62	6	0.21	36	46
MTR-	91	91M-3	120	160	40	0.40	63	46
MTR-	91	91M-4	160	196	36	1.70	34	46
MTR-103		103M-1	124	136	12	2.05	64	46
MTR-103		103M-2	246	256	10	1.76	8	46
MTR-103		103M-3	266	278	12	0.39	4	46
MTR-103		103M-4	284	296	12	0.49	4	46
MTR-119		119M-1	46	58	12	0.20	53	46
MTR-119		119M-2	68	108	40	0.79	155	46
MTR-127		127M-1	114	120	6	0.38	50	46
MTR-127		127M-2	130	136	6	0.16	45	46
MTR-127		127M-3	240	272	32	0.60	3	46
DFR- 01		D01M-1	90	102	12	0.01	49	47
DFR- 02		D02M-1	84	118	34	0.25	149	47
DFR- 02		D02M-2	118	132	14	0.12	112	47
DFR- 03		D03M-1	62	68	6	0.24	61	47
DFR- 03		D03M-2	104	120	16	0.27	127	47
DFR- 04		D04M-1	152	160	8	0.14	38	47
DFR- 04		D04M-2	160	168	8	4.59	181	47
DFR- 05		D05M-1	26	46	20	2.15	213	47
DFR- 05		D05M-2	46	56	10	0.10	83	47
DFR- 06		D06M-1	88	94	6	0.22	42	47
DFR- 07		D07M-1	102	108	6	1.31	30	47
DFR- 08		D08M-1	64	74	10	1.57	143	47
DFR- 08		DFR- 08	74	92	18	0.18	72	47

15/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
DFR- 09		D09M-1	24	42	18	0.28	103	47
DFR- 09		D09M-2	42	92	50	0.26	110	47
MTR-	10	10M-1	42	58	16	0.58	55	47
MTR-	10	10M-2	76	82	6	1.97	130	47
MTR-	11	11M-1	28	34	6	0.34	36	47
MTR-	11	11M-2	86	102	16	0.58	48	47
MTR-	11	11M-3	136	142	6	0.51	20	47
MTR-	11	11M-4	166	172	6	0.47	2	47
MTR-	19	19M-2	100	106	6	0.73	8	47
MTR-	19	19M-3	156	162	6	0.35	4	47
MTR-	19	19M-4	196	220	24	3.79	12	47
MTR-	19	19M-5	220	278	58	2.89	7	47
MTR-	19	MTR- 19	54	60	6	0.64	46	47
MTR-	23	23M-1	44	52	8	0.29	68	47
MTR-	23	23M-2	134	176	42	1.27	84	47
MTR-	29	29M-1	46	54	8	0.12	59	47
MTR-	29	29M-2	98	150	52	0.08	53	47
MTR-	43	43M-1	138	146	8	0.23	40	47
MTR-	43	43M-2	198	218	20	0.75	12	47
MTR-	43	43M-3	226	236	10	2.53	10	47
MTR-	43	43M-4	258	264	6	0.64	27	47
MTR-	90	90M-1	6	34	28	0.29	124	47
MTR-	90	90M-2	34	90	56	0.21	90	47
MTR-	94	94M-1	40	46	6	0.46	95	47
MTR-	94	94M-2	68	74	6	0.05	47	47
MTR-	94	94M-3	136	184	48	4.85	159	47
MTR-	94	94M-4	184	220	36	1.17	12	47
MTR-	95	95M-1	50	70	20	0.37	98	47
MTR-	95	95M-2	116	124	8	1.47	14	47
MTR-	95	95M-3	166	188	22	1.21	31	47
MTR-	95	95M-4	204	260	56	1.45	25	47
MTR-136		136M-1	0	6	6	0.12	56	47
MTR-136		136M-2	34	42	8	0.38	104	47
MTR-136		136M-3	56	106	50	0.20	127	47
MTR-136		136M-4	118	124	6	0.36	115	47
MTR-136		136M-5	140	148	8	0.27	62	47
MTR-136		136M-6	156	162	6	0.37	8	47
DFR- 01		D01M-1	28	58	30	1.39	527	48
DFR- 01		D01M-2	58	94	36	0.18	134	48
DFR- 02		D02M-1	34	40	6	0.18	51	48
DFR- 02		D02M-2	66	88	22	1.04	330	48
DFR- 03		D03M-1	46	52	6	0.05	69	48
DFR- 05		D05M-3	0	28	28	0.36	119	48
LMR- 01		L01M-1	6	16	10	0.18	108	48
LMR- 01		L01M-1	6	16	10	0.18	108	48
MTR-	09	09M-1	42	66	24	0.83	239	48
MTR-	09	09M-2	72	78	6	0.38	40	48
MTR-	25	25M-1	130	200	70	0.61	89	48
MTR-	44	44M-1	90	96	6	0.91	23	48

16/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
MTR-	44	44M-2	180	186	6	0.42	10	48
MTR-	44	44M-3	222	228	6	0.81	28	48
MTR-	45	45M-1	108	114	6	1.01	18	48
MTR-	45	45M-2	128	134	6	0.36	12	48
MTR-	77	77M-1	18	24	6	0.03	46	48
MTR-	77	77M-2	54	66	12	0.06	47	48
MTR-	77	77M-3	66	72	6	3.28	1512	48
MTR-	77	77M-4	72	112	40	0.16	131	48
MTR-	83	83M-1	84	90	6	0.09	49	48
MTR-	83	83M-2	112	118	6	0.69	126	48
MTR-	83	83M-3	118	152	34	0.14	68	48
MTR-	83	83M-4	164	176	12	0.24	48	48
MTR-	83	83M-5	182	188	6	0.96	35	48
MTR-	83	83M-6	196	206	10	0.68	18	48
MTR-	84	84M-1	12	66	54	0.42	224	48
MTR-	84	84M-2	82	88	6	0.06	41	48
MTR-	85	85M-1	58	64	6	0.47	2	48
MTR-	85	85M-2	92	148	56	0.17	79	48
MTR-	85	85M-3	178	186	8	0.86	8	48
MTR-156		156M-1	154	256	102	1.53	59	48
MTR-165		165M-1	176	184	8	0.38	31	48
MTR-165		165M-2	202	260	58	1.14	30	48
MTR-172		172M-1	174	180	6	0.35	15	48
MTR-172		172M-2	188	208	20	2.13	6	48
MTR-22		22M-1	42	50	8	0.06	47	48
DFR- 11		Anomalous
LMR- 08		L08M-1	36	50	14	0.15	67	49
LMR- 08		L08M-2	74	80	6	0.17	113	49
LMR- 09		L09M-1	56	74	18	0.13	93	49
LMR- 09		L09M-2	102	108	6	0.22	109	49
MTR-	22	22M-1	24	40	16	0.71	201	49
MTR-	22	MTR- 22	40	52	12	0.06	46	49
MTR-161		161M-1	148	172	24	0.88	76	49
MTR-161		161M-2	180	186	6	0.92	18	49
MTR-161		161M-3	196	220	24	0.67	10	49
MTR-161		161M-4	226	242	16	1.04	5	49
MTR-168		168M-1	168	194	26	0.61	14	49
MTR-168		168M-2	200	236	36	0.84	7	49
MTR-168		168M-3	252	258	6	0.62	12	49
MTR-172		172M-3	110	116	6	0.04	60	49
MTR-172		172M-4	122	144	22	0.17	86	49
MTR-177		177M-1	240	252	12	0.52	21	49
MTR-184		184M-1	116	134	18	0.35	137	49
MTR-184		184M-2	146	152	6	0.15	38	49
MTR-185		185M-1	62	82	20	0.07	87	49
MTR-185		185M-2	108	116	8	0.18	68	49
MTR-190		190M-1	40	72	32	0.16	136	49
MTR-190		190M-2	96	102	6	0.05	37	49
MTR-	18	18M-1	74	80	6	0.49	22	50
17/21

				APPENDIX B
			MONTERDE PROJECT
		REVERSE CIRCULATION DRILL INTERCEPTS
				BY ZONE

Hole	Block	From	To	Width	Au	Ag	Sect#
MTR-183	183M-1	184	202	18	2.09	20	50
MTR-183	183M-2	210	230	20	1.23	13	50
MTR-183	183M-3	280	288	8	0.41	25	50
MTR-188	188M-1	140	146	6	3.82	75	50
MTR-188	188M-2	186	192	6	0.32	11	50
MTR-188	188M-3	210	232	22	1.35	4	50
MTR-191	191M-1	152	164	12	0.35	59	50
MTR-214	214M-1	118	146	28	0.61	89	50
MTR-214	214M-2	208	214	6	1.22	3	50
MTR-173	173M-1	230	236	6	0.32	3	51
MTR-173	173M-2	242	266	24	0.67	7	51
MTR-189	189M-1	2	8	6	0.47	1	51
MTR-189	189M-2	226	250	24	0.79	4	51
MTR-216	216M-1	124	130	6	0.13	42	52

18/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
CAROTARE ZONE MINERALIZED INTERVALS
CTR-	01		4	18	14	0.662	62
CTR-	01		44	48	4	0.526	9
CTR-	01		54	58	4	0.649	9
CTR-	01		66	76	10	2.493	54
CTR-	01		96	100	4	1.600	29
CTR-	01		100	134	34	0.234	14
CTR-	02		66	86	20	0.597	146
CTR-	02		102	118	16	0.824	124
CTR-	03		6	26	20	1.107	13
CTR-	03		78	94	16	0.874	94
CTR-	04		110	116	6	1.066	13
CTR-	05		66	70	4	1.071	10
CTR-	06		14	24	10	0.629	10
CTR-	06		40	46	6	1.021	39
CTR-	06		82	102	20	1.309	20
CTR-	06		122	126	4	0.463	47
CTR-	07		32	38	6	0.529	7
CTR-	08		2	24	22	0.672	10
CTR-	08		18	24	6	1.585	19
CTR-	09		48	52	4	0.905	14
CTR-	09		76	80	4	1.511	8
CTR-	10		2	10	8	0.678	70
CTR-	10		90	96	6	0.631	13
CTR-	10		170	178	8	0.562	1
CTR-	11		70	96	26	0.356	67
CTR-	11		96	102	6	1.104	31
CTR-	12	Scattered anomalous to 1g/T over 80 to 196m.
CTR-	13	Scattered anomalous to .8g/T to 58m.
CTR-	14		56	62	6	0.672	7
CTR-	15		42	54	12	1.290	10
CTR-	16		12	30	18	0.834	23
CTR-	16		74	114	40	2.022	11
CTR-	17	Scatterd anomalous to 2g/T in first 40m.
CTR-	18		42	50	8	1.423	18
CTR-	19		40	44	4	1.923	9
CTR-	20	Scatterd anomalous to 2g/T in first 40m.
CTR-	21		114	142	28	1.428	7
CTR-	22		48	82	34	3.108	45
CTR-	22		48	64	16	4.357	44
CTR-	22		72	82	10	3.448	77
CTR-	22		144	156	12	0.786	2
CTR-	22		172	176	4	1.323	2
CTR-	23		2	8	6	0.432	44
CTR-	23		26	32	6	0.565	15
CTR-	23		48	54	6	0.584	56
CTR-	23		70	92	22	1.351	135

19/21

     APPENDIX B MONTERDE PROJECT

REVERSE CIRCULATION DRILL INTERCEPTS BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
CTR- 24		No significant assays

DE NADDA ZONE MINERALIZED INTERVALS
DNR-	01	No significant assays
DNR-	02	No significant assays

EL ORITO ZONE MINERALIZED INTERVALS
EOR- 01			14	18	4	1.026	5
EOR- 02			24	32	8	0.305	1
EOR- 02			46	52	6	0.423	4
EOR- 03		Scattered anomalous to .25g/T
EOR- 04		Scattered anomalous to .15g/T
EOR- 05		Anomalous to .26g/T

LAS MINITAS ZONE MINERALIZED INTERVALS
LMR-	02		12	20	8	0.518	104
LMR-	02		34	44	10	0.392	156
LMR-	02		50	54	4	0.433	77
LMR-	03		10	14	4	0.144	44
LMR-	04		38	44	6	0.122	105
LMR-	05		42	66	24	0.063	46
LMR-	05		112	134	22	4.060	304
LMR-	06		60	64	4	0.028	44
LMR-	07		24	28	4	0.304	55
LMR-	10		148	160	12	0.566	94
LMR-	11		30	54	24	0.516	158
LMR-	11		118	124	6	2.509	144
LMR-	12		32	36	4	0.149	101
LMR-	12		66	104	38	0.056	55
LMR-	13		4	8	4	0.253	102
LMR-	13		48	62	14	0.433	83
LMR-	13		62	78	16	6.189	402
LMR-	14		64	118	54	0.079	62
LMR-	14		132	146	14	0.129	72
LMR-	15		28	58	30	0.106	45
LMR-	15		66	138	72	0.130	96
LMR-	16		42	54	12	0.496	51
LMR-	16		78	88	10	0.172	57
LMR-	16		112	120	8	0.069	70
LMR-	17		10	24	14	0.476	60
LMR-	17		88	94	6	0.756	47
LMR-	18		90	104	14	0.188	85
LMR-	18		114	126	12	0.057	81
LMR-	19		10	16	6	0.254	95
LMR-	19		110	116	6	0.512	152
LMR-	20		64	90	26	0.153	73
LMR-	20		134	140	6	0.106	56
LMR-	20		172	178	6	1.428	87

20/21

					APPENDIX B
				MONTERDE PROJECT
			REVERSE CIRCULATION DRILL INTERCEPTS
					BY ZONE

Hole		Block	From	To	Width	Au	Ag	Sect#
LMR-	21		30	34	4	0.055	75
LMR-	21		52	56	4	0.029	52
LMR-	21		88	92	4	0.249	73
LMR-	22		58	72	14	0.401	75
LMR-	22		122	140	18	0.044	38
LMR-	22		176	180	4	0.754	48
LMR-	23		0	4	4	0.115	50
LMR-	23		18	26	8	0.191	111
LMR-	23		58	74	16	0.548	51
LMR-	24	Scattered anomalous to .9g/T in top 26m of hole.
LMR-	25		0	4	4	0.068	46
LMR-	25		40	46	6	3.029	71
LMR-	26		40	48	8	3.307	215
LMR-	26		112	140	28	1.811	206
LMR-	27		30	44	14	0.117	106
LMR-	27		90	100	10	0.129	45
LMR-	27		136	140	4	0.556	33

21/21

APPENDIX C

CARMEN DEPOSIT

TABULATION OF RESOURCE BLOCKS BY SECTION

Resource Add-up Estimate L Detail

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
28	235M-1	199.2	12.5	12.5	25	11,457	0.08	36	0.878	412	28	13,260
28	235M-2	588.6	12.5	12.5	25	33,845	0.46	78	15.693	2,636	505	84,756
28	235M-3	336.4	12.5	12.5	25	19,342	0.20	65	3.955	1,248	127	40,111
28	255M-1	202.0	12.5	12.5	25	11,618	0.23	39	2.657	449	85	14,443
28	255M-2	242.6	12.5	12.5	25	13,949	2.06	80	28.671	1,112	922	35,765
28	255M-3	227.1	12.5	12.5	25	13,057	1.47	36	19.255	466	619	14,973
28	255M-4	239.3	12.5	12.5	25	13,762	1.26	55	17.304	752	556	24,189
						117,029	0.76	60	88.413	7,076	2,843	227,496
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
28	235ID-1	387.6	12.5	12.5	25	22,288	0.46	78	10.334	1,736	332	55,814
28	235ID-2	183.5	12.5	12.5	25	10,549	0.20	65	2.157	680	69	21,875
28	255ID-1	141.4	12.5	12.5	25	8,129	0.23	39	1.859	314	60	10,106
28	255ID-2	161.2	12.5	12.5	25	9,270	2.06	80	19.054	739	613	23,768
28	255ID-3	126.0	12.5	12.5	25	7,247	1.47	36	10.687	258	344	8,310
28	255ID-4	127.2	12.5	12.5	25	7,312	1.26	55	9.194	400	296	12,852
						64,795	0.82	64	53.285	4,128	1,713	132,726

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
28	235IF-1	370.3	12.5	12.5	25	21,289	0.46	78	9.871	1,658	317	53,313
28	235IF-2	733.8	12.5	12.5	25	42,195	0.20	65	8.629	2,722	277	87,501
28	235IF-3	199.2	-12.5	37.7	25.2	11,548	0.08	36	0.885	416	28	13,367
28	235IF-4	1346.5	-12.5	37.7	25.2	78,042	0.46	78	36.185	6,079	1,163	195,435
28	235IF-5	1253.7	-12.5	37.7	25.2	72,662	1.47	36	107.152	2,592	3,445	83,324
28	255IF-1	644.8	12.5	12.5	25	37,078	2.06	80	76.214	2,957	2,450	95,071
28	255IF-2	504.1	12.5	12.5	25	28,988	1.47	36	42.748	1,034	1,374	33,242
28	255IF-3	508.7	12.5	12.5	25	29,252	1.26	55	36.779	1,599	1,182	51,413
28	255IF-4	343.4	-12.5	37.7	25.2	19,905	0.23	39	4.551	770	146	24,745
28	255IF-5	1048.6	-12.5	37.7	25.2	60,779	2.06	80	124.931	4,847	4,017	155,840
28	255IF-6	857.3	-12.5	37.7	25.2	49,687	1.47	36	73.271	1,772	2,356	56,977
28	255IF-7	875.2	12.5	12.5	25	50,326	1.26	55	63.277	2,751	2,034	88,453
						501,752	1.16	58	584.496	29,196	317	938,681

SECTION 28
MEASURED						117,029	0.76	60	88.413	7,076	2,843	227,496
INDICATED						64,795	0.82	64	53.285	4,128	1,713	132,726
MEASURED+INDICATED						181,824	0.78	62	141.698	11,204	4,556	360,221
INFERRED						501,752	1.16	58	584.496	29,196	18,792	938,681

RUNNING TOTAL
MEASURED						117,029	0.76	60	88.413	7,076	2,843	227,496
INDICATED						64,795	0.82	64	53.285	4,128	1,713	132,726
MEASURED+INDICATED						181,824	0.78	62	141.698	11,204	4,556	360,221
INFERRED						501,752	1.16	58	584.496	29,196	18,792	938,681

1/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
29	62-M1	1224.1	12.5	12.5	25	70,385	0.13	46	9.224	3,238	297	104,096
29	244M-1	181.9	12.5	12.5	25	10,458	0.07	51	0.763	533	25	17,149
29	244M-2	847.4	12.5	12.5	25	48,727	1.78	121	86.515	5,886	2,782	189,227
29	234M-1	393.5	12.5	12.5	25	22,628	1.10	114	24.804	2,572	797	82,694
29	254M-1	5598.9	12.5	12.5	25	321934	0.86	26	275.330	8,431	8,852	271,056
						474,133	0.84	44	396.637	20,659	12,752	664,222
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
29	62-ID1	1245.0	12.5	12.5	25	71,590	0.13	46	9.382	3,293	302	105,878
29	244ID-1	94.5	12.5	12.5	25	5,434	0.07	51	0.397	277	13	8,910
29	244ID-2	361.1	12.5	12.5	25	20,765	1.78	121	36.869	2,508	1,185	80,640
29	234ID-1	270.5	12.5	12.5	25	15,552	1.10	114	17.047	1,768	548	56,833
29	254ID-1	3378.0	12.5	12.5	25	194,234	0.86	26	166.116	5,087	5,341	163,537
						307,575	0.75	42	229.811	12,933	7,389	415,799

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
29	234IF-1	299.1	12.5	12.5	25	17,198	1.10	114	18.852	1,955	606	62,852
29	254IF-1	13511.9	12.5	12.5	25	776,933	0.86	26	664.462	20,346	21,363	654,146
						794,132	0.86	28	683.315	22,301	21,969	716,998

SECTION 29
MEASURED						474,133	0.84	44	396.637	20,659	12,752	664,222
INDICATED						307,575	0.75	42	229.811	12,933	7,389	415,799
MEASURED+INDICATED						781,708	0.80	43	626.447	33,592	20,141	1,080,021
INFERRED						794,132	0.86	28	683.315	22,301	21,969	716,998

RUNNING TOTAL
MEASURED						591,162	0.82	47	485.049	27,735	15,595	891,718
INDICATED						372,370	0.76	46	283.096	17,061	9,102	548,525
MEASURED+INDICATED						963,532	0.80	46	768.145	44,796	24,697	1,440,243
INFERRED						1,295,883	0.98	40	1,267.811	51,497	40,762	1,655,679

2/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
30	32M-1	1132.1	12.5	12.5	25	65,095	1.00	79	65.257	5,110	2,098	164,290
30	245M-1	387.2	12.5	12.5	25	22,265	0.35	53	7.784	1,185	250	38,083
30	245M-2	639.6	12.5	12.5	25	36,775	0.41	58	14.958	2,124	481	68,281
30	219M-1	104.2	12.5	12.5	25	5,991	0.11	45	0.637	272	20	8,732
30	219M-2	298.8	12.5	12.5	25	17,180	2.46	208	42.303	3,580	1,360	115,108
30	219M-3	172.7	12.5	12.5	25	9,933	0.69	24	6.827	242	219	7,771
30	219M-4	377.4	12.5	12.5	25	21,703	0.50	70	10.845	1,522	349	48,944
30	219M-5	156.3	12.5	12.5	25	8,986	0.34	19	3.031	174	97	5,586
30	253M-1	618.3	12.5	12.5	25	35,554	2.22	118	78.986	4,191	2,539	134,760
30	253M-2	174.6	12.5	12.5	25	10,042	0.52	8	5.265	77	169	2,475
30	253M-3	233.8	12.5	12.5	25	13442	1.24	33	16.678	444	536	14,262
						246,965	1.02	77	252.572	18,920	8,120	608,292
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
30	245ID-1	217.0	12.5	12.5	25	12,478	0.35	53	4.362	664	140	21,344
30	245ID-2	343.8	12.5	12.5	25	19,768	0.41	58	8.041	1,142	259	36,703
30	219ID-1	192.2	12.5	12.5	25	11,054	2.46	208	27.218	2,304	875	74,063
30	219ID-2	246.8	12.5	12.5	25	14,193	0.50	70	7.093	996	228	32,008
30	219ID-3	103.8	12.5	12.5	25	5,971	0.34	19	2.014	115	65	3,712
30	253ID-1	433.4	12.5	12.5	25	24,920	2.22	118	55.362	2,938	1,780	94,454
30	253ID-2	110.7	12.5	12.5	25	6,366	0.52	8	3.338	49	107	1,569
30	253ID-3	147.4	12.5	12.5	25	8,473	1.24	33	10.513	280	338	8,990
						103,224	1.14	82	117.941	8,486	3,792	272,843

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
30	245IF-1	166.1	12.5	12.5	25	9,550	0.35	53	3.339	508	107	16,335
30	245IF-2	329.9	12.5	12.5	25	18,966	0.41	58	7.715	1,095	248	35,216
30	219IF-1	160.3	12.5	12.5	25	9,219	0.50	70	4.607	647	148	20,790
30	219IF-2	89.6	12.5	12.5	25	5,150	0.34	19	1.737	100	56	3,201
30	253IF-1	589.5	12.5	12.5	25	33,894	1.24	33	42.054	1,118	1,352	35,961
						76,780	0.77	45	59.451	3,468	1,911	111,503

SECTION 30
MEASURED						246,965	1.02	77	252.572	18,920	8,120	608,292
INDICATED						103,224	1.14	82	117.941	8,486	3,792	272,843
MEASURED+INDICATED						350,189	1.06	78	370.513	27,406	11,912	881,135
INFERRED						76,780	0.77	45	59.451	3,468	1,911	111,503

RUNNING TOTAL
MEASURED						838,127	0.88	56	737.622	46,655	23,715	1,500,010
INDICATED						475,594	0.84	54	401.037	25,547	12,894	821,368
MEASURED+INDICATED						1,313,720	0.87	55	1,138.659	72,202	36,609	2,321,377
INFERRED						1,372,663	0.97	40	1,327.262	54,965	42,673	1,767,182

3/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
31	145M-1	134.9	12.5	12.5	25	7,759	0.17	59	1.298	460	42	14,781
31	145M-2	409.2	12.5	12.5	25	23,530	0.91	105	21.489	2,471	691	79,434
31	145M-3	152.8	12.5	12.5	25	8,786	0.05	39	0.401	346	13	11,111
31	54M-1	208.9	12.5	12.5	25	12,010	0.34	34	4.111	408	132	13,128
31	54M-2	744.7	12.5	12.5	25	42,819	0.57	73	24.219	3,104	779	99,810
31	199M-1	520.5	12.5	12.5	25	29,930	0.65	72	19.461	2,146	626	68,996
31	199M-2	240.0	12.5	12.5	25	13,801	0.33	6	4.575	76	147	2,441
31	199M-3	528.3	12.5	12.5	25	30,377	0.59	17	17.953	524	577	16,847
31	199M-4	302.1	12.5	12.5	25	17,368	0.38	11	6.513	195	209	6,254
31	199M-5	296.2	12.5	12.5	25	17,031	0.49	26	8.272	439	266	14,100
31	221M-1	176.9	12.5	12.5	25	10,173	5.75	516	58.523	5,244	1,882	168,614
31	221M-2	135.1	12.5	12.5	25	7,770	0.83	44	6.467	342	208	10,992
31	221M-3	257.9	12.5	12.5	25	14,826	1.23	16	18.266	234	587	7,532
31	246M-1	357.8	12.5	12.5	25	20,575	0.93	90	19.131	1,845	615	59,315
31	246M-2	223.2	12.5	12.5	25	12832	1.46	7	18.700	94	601	3,025
						269,589	0.85	66	229.378	17,927	7,375	576,381
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
31	145ID-1	259.4	12.5	12.5	25	14,918	0.91	105	13.624	1,566	438	50,361
31	145ID-2	97.2	12.5	12.5	25	5,590	0.05	39	0.255	220	8	7,069
31	54ID-1	872.3	12.5	12.5	25	50,157	0.57	73	28.369	3,636	912	116,915
31	199ID-1	198.0	12.5	12.5	25	11,383	0.33	6	3.773	63	121	2,013
31	199ID-2	288.1	12.5	12.5	25	16,566	0.59	17	9.791	286	315	9,188
31	199ID-3	150.3	12.5	12.5	25	8,640	0.38	11	3.240	97	104	3,111
31	199ID-4	284.2	12.5	12.5	25	16,340	0.49	26	7.936	421	255	13,528
31	221ID-1	187.6	12.5	12.5	25	10,788	1.23	16	13.291	170	427	5,480
31	246ID-1	227.2	12.5	12.5	25	13,064	0.93	90	12.147	1,171	391	37,662
31	246ID-2	133.1	12.5	12.5	25	7,655	1.46	7	11.156	56	359	1,805
						155,101	0.67	50	103.582	7,687	3,330	247,132

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
31	145IF-1	260.6	12.5	12.5	25	14,984	0.91	105	13.684	1,573	440	50,583
31	145IF-2	167.7	12.5	12.5	25	9,641	0.05	39	0.440	379	14	12,193
31	221IF-1	750.5	12.5	12.5	25	43,152	1.23	16	53.163	682	1,709	21,921
31	246IF-1	908.8	12.5	12.5	25	52,255	0.93	90	48.588	4,686	1,562	150,645
31	246IF-2	532.5	12.5	12.5	25	30,620	1.46	7	44.624	225	1,435	7,219
						150,652	1.07	50	160.499	7,544	5,160	242,561

SECTION 31
MEASURED						269,589	0.85	66	229.378	17,927	7,375	576,381
INDICATED						155,101	0.67	50	103.582	7,687	3,330	247,132
MEASURED+INDICATED						424,690	0.78	60	332.960	25,614	10,705	823,513
INFERRED						150,652	1.07	50	160.499	7,544	5,160	242,561

RUNNING TOTAL
MEASURED						1,107,716	0.87	58	967.000	64,582	31,090	2,076,391
INDICATED						630,695	0.80	53	504.619	33,234	16,224	1,068,499
MEASURED+INDICATED						1,738,411	0.85	56	1,471.619	97,816	47,314	3,144,890
INFERRED						1,523,315	0.98	41	1,487.761	62,509	47,833	2,009,743

4/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
32	33M-1	504.7	12.5	12.5	25	29,019	1.30	105	37.676	3,037	1,211	97,652
32	33M-2	336.3	12.5	12.5	25	19,336	0.08	40	1.499	770	48	24,763
32	144M-1	480.4	12.5	12.5	25	27,625	0.09	59	2.382	1,624	77	52,198
32	239M-1	269.6	12.5	12.5	25	15,504	0.02	42	0.375	657	12	21,136
32	198M-1	930.8	12.5	12.5	25	53,523	0.82	68	44.106	3,636	1,418	116,901
32	198M-2	154.2	12.5	12.5	25	8,867	0.39	9	3.432	83	110	2,661
32	198M-3	173.3	12.5	12.5	25	9,966	0.52	37	5.212	365	168	11,749
32	220M-1	300.8	12.5	12.5	25	17,296	0.93	104	16.057	1,790	516	57,556
32	220M-2	170.6	12.5	12.5	25	9812	1.96	74	19.264	726	619	23,344
						190,947	0.68	66	130.002	12,689	4,180	407,959
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
32	33ID-1	451.2	12.5	12.5	25	25,945	1.30	105	33.685	2,716	1,083	87,309
32	33ID-2	243.0	12.5	12.5	25	13,971	0.08	40	1.083	557	35	17,892
32	239ID-1	178.3	12.5	12.5	25	10,253	0.02	42	0.248	435	8	13,977
32	I98ID-1	116.5	12.5	12.5	25	6,699	0.39	9	2.593	63	83	2,010
32	I98ID-2	133.6	12.5	12.5	25	7,680	0.52	37	4.017	282	129	9,054
32	220ID-1	238.3	12.5	12.5	25	13,703	0.93	104	12.721	1,418	409	45,598
32	220ID-2	130.8	12.5	12.5	25	7,523	1.96	74	14.771	557	475	17,900
						85,774	0.81	70	69.117	6,026	2,222	193,740

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
32	33IF-1	196.7	12.5	12.5	25	11,311	0.08	40	0.877	451	28	14,486
32	239IF-1	157.0	12.5	12.5	25	9,027	0.02	42	0.218	383	7	12,305
32	I98IF-1	341.2	12.5	12.5	25	19,617	0.39	9	7.592	183	244	5,886
32	I98IF-2	73.5	12.5	12.5	25	4,224	0.52	37	2.209	155	71	4,979
32	220IF-1	953.2	12.5	12.5	25	54,811	0.93	104	50.883	5,673	1,636	182,392
32	220IF-2	521.4	12.5	12.5	25	29,982	1.96	74	58.865	2,219	1,893	71,334
						128,972	0.94	70	120.644	9,063	3,879	291,383

SECTION 32
MEASURED						190,947	0.68	66	130.002	12,689	4,180	407,959
INDICATED						85,774	0.81	70	69.117	6,026	2,222	193,740
MEASURED+INDICATED						276,722	0.72	68	199.119	18,715	6,402	601,699
INFERRED						128,972	0.94	70	120.644	9,063	3,879	291,383

RUNNING TOTAL
MEASURED						1,298,664	0.84	60	1,097.002	77,271	35,270	2,484,350
INDICATED						716,469	0.80	55	573.736	39,259	18,446	1,262,240
MEASURED+INDICATED						2,015,133	0.83	58	1,670.738	116,530	53,716	3,746,589
INFERRED						1,652,286	0.97	43	1,608.405	71,572	51,712	2,301,126

5/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
33	38M-1	857.2	12.5	12.5	25	49,290	1.57	216	77.336	10,656	2,486	342,617
33	150M-1	1246.0	12.5	12.5	25	71,643	0.08	52	5.928	3,715	191	119,431
33	150M-2	277.5	12.5	12.5	25	15,955	0.44	21	7.095	330	228	10,602
33	236M-1	1350.6	12.5	12.5	25	77,661	0.25	55	19.317	4,284	621	137,724
33	203M-1	153.4	12.5	12.5	25	8,819	0.87	126	7.705	1,108	248	35,633
33	203M-2	183.2	12.5	12.5	25	10,536	0.87	126	9.205	1,324	296	42,569
33	203M-3	192.4	12.5	12.5	25	11,065	0.32	43	3.544	476	114	15,297
33	203M-4	572.4	12.5	12.5	25	32,916	0.75	55	24.738	1,825	795	58,676
33	203M-5	436.3	12.5	12.5	25	25,087	0.39	33	9.848	839	317	26,963
33	203M-6	185.1	12.5	12.5	25	10,645	0.32	5	3.360	53	108	1,711
33	203M-7	362.0	12.5	12.5	25	20,813	1.01	27	20.976	565	674	18,179
33	203M-8	175.2	12.5	12.5	25	10,076	0.31	4	3.144	40	101	1,296
33	203M-9	168.8	12.5	12.5	25	9,708	1.05	28	10.200	275	328	8,843
33	252M-1	488.4	12.5	12.5	25	28,081	0.70	73	19.678	2,060	633	66,246
33	252M-2	528.2	12.5	12.5	25	30,370	0.17	60	5.048	1,836	162	59,019
33	252M-3	418.1	12.5	12.5	25	24,043	0.92	22	22.065	526	709	16,896
33	218M-1	270.0	12.5	12.5	25	15,523	0.59	11	9.217	167	296	5,365
33	218M-2	342.1	12.5	12.5	25	19,669	0.59	11	11.679	211	375	6,798
33	218M-3	200.7	12.5	12.5	25	11,540	0.34	2	3.939	23	127	742
33	218M-4	256.1	12.5	12.5	25	14,726	0.65	42	9.516	618	306	19,885
33	218M-5	344.3	12.5	12.5	25	19798	0.65	42	12.795	832	411	26,734
						517,964	0.57	61	296.333	31,763	9,527	1,021,228
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
33	150ID-1	139.1	12.5	12.5	25	8,000	0.44	21	3.557	165	114	5,315
33	236ID-1	924.2	12.5	12.5	25	53,141	0.25	55	13.218	2,931	425	94,240
33	203ID-1	155.9	12.5	12.5	25	8,965	0.32	43	2.872	385	92	12,394
33	203ID-2	384.9	12.5	12.5	25	22,129	0.75	55	16.631	1,227	535	39,448
33	203ID-3	295.4	12.5	12.5	25	16,986	0.39	33	6.668	568	214	18,256
33	203ID-4	125.6	12.5	12.5	25	7,224	0.32	5	2.280	36	73	1,161
33	203ID-5	248.2	12.5	12.5	25	14,272	1.01	27	14.383	388	462	12,465
33	203ID-6	121.7	12.5	12.5	25	7,001	0.31	4	2.184	28	70	900
33	203ID-7	119.6	12.5	12.5	25	6,879	1.05	28	7.227	195	232	6,266
33	252ID-1	331.7	12.5	12.5	25	19,072	0.70	73	13.365	1,399	430	44,992
33	252ID-2	362.8	12.5	12.5	25	20,861	0.17	60	3.468	1,261	111	40,540
33	252ID-3	291.8	12.5	12.5	25	16,781	0.92	22	15.400	367	495	11,793
33	218ID-1	131.8	12.5	12.5	25	7,579	0.59	11	4.500	81	145	2,620
33	218ID-2	135.0	12.5	12.5	25	7,761	0.59	11	4.608	83	148	2,683
33	218ID-3	200.0	12.5	12.5	25	11,499	0.59	11	6.827	124	220	3,974
33	218ID-4	200.0	12.5	12.5	25	11,499	0.59	11	6.827	124	220	3,974
33	218ID-5	109.3	12.5	12.5	25	6,283	0.34	2	2.145	13	69	404
33	218ID-6	100.3	12.5	12.5	25	5,770	0.34	2	1.969	12	63	371
33	218ID-7	128.0	12.5	12.5	25	7,363	0.65	42	4.758	309	153	9,942
33	218ID-8	128.0	12.5	12.5	25	7,363	0.65	42	4.758	309	153	9,942
33	218ID-9	199.6	12.5	12.5	25	11,475	0.65	42	7.415	482	238	15,495
33	218ID-10	199.6	12.5	12.5	25	11,475	0.65	42	7.416	482	238	15,495
						289,377	0.53	38	152.479	10,969	4,902	352,672

6/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
33	150IF-1	557.3	12.5	12.5	25	32,046	0.44	21	14.250	662	458	21,293
33	236IF-1	1553.9	12.5	12.5	25	89,350	0.25	55	22.225	4,928	715	158,452
33	203IF-1	513.8	12.5	12.5	25	29,545	0.75	55	22.204	1,638	714	52,666
33	203IF-2	649.2	12.5	12.5	25	37,330	0.39	33	14.655	1,248	471	40,122
33	203IF-3	502.5	12.5	12.5	25	28,895	0.32	5	9.121	144	293	4,645
33	203IF-4	414.8	12.5	12.5	25	23,851	1.01	27	24.038	648	773	20,832
33	203IF-5	213.8	12.5	12.5	25	12,296	0.31	4	3.836	49	123	1,581
33	203IF-6	204.3	12.5	12.5	25	11,747	1.05	28	12.342	333	397	10,701
33	252IF-1	1326.3	12.5	12.5	25	76,259	0.70	73	53.439	5,596	1,718	179,903
33	252IF-2	1450.6	12.5	12.5	25	83,412	0.17	60	13.865	5,042	446	162,100
33	252IF-3	1167.4	12.5	12.5	25	67,124	0.92	22	61.601	1,467	1,981	47,170
33	218IF-1	539.9	12.5	12.5	25	31,047	0.59	11	18.434	334	593	10,731
33	218IF-2	52.0	12.5	12.5	25	2,990	0.34	2	1.021	6	33	192
33	218IF-3	512.2	12.5	12.5	25	29,451	0.65	42	19.033	1,237	612	39,770
33	218IF-4	1131.0	-12.5	37.5	25	65,033	0.59	11	38.614	699	1,241	22,477
33	218IF-5	742.0	-12.5	37.5	25	42,664	0.59	11	25.332	459	814	14,746
33	218IF-6	462.3	-12.5	37.5	25	26,583	0.34	2	9.074	53	292	1,709
33	218IF-7	1024.4	-12.5	37.5	25	58,903	0.65	42	38.066	2,474	1,224	79,539
33	218IF-8	743.4	-12.5	37.5	25	42,748	0.65	42	27.626	1,795	888	57,724
						791,274	0.54	36	428.773	28,812	13,786	926,354

SECTION 33
MEASURED						517,964	0.57	61	296.333	31,763	9,527	1,021,228
INDICATED						289,377	0.53	38	152.479	10,969	4,902	352,672
MEASURED+INDICATED						807,341	0.56	53	448.812	42,732	14,430	1,373,900
INFERRED						791,274	0.54	36	428.773	28,812	13,786	926,354

RUNNING TOTAL
MEASURED						1,816,628	0.77	60	1,393.335	109,034	44,797	3,505,578
INDICATED						1,005,846	0.72	50	726.216	50,229	23,349	1,614,912
MEASURED+INDICATED						2,822,473	0.75	56	2,119.550	159,263	68,146	5,120,490
INFERRED						2,443,560	0.83	41	2,037.178	100,384	65,498	3,227,480

7/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
34	39M-1	288.4	12.5	12.5	25	16,581	0.11	62	1.759	1,030	57	33,112
34	151M-1	139.5	12.5	12.5	25	8,020	0.55	56	4.421	451	142	14,504
34	151M-2	81.7	12.5	12.5	25	4,697	0.09	61	0.425	287	14	9,211
34	151M-3	84.0	12.5	12.5	25	4,828	2.88	238	13.917	1,149	447	36,944
34	151M-4	405.1	12.5	12.5	25	23,293	0.12	43	2.699	994	87	31,952
34	181M-1	108.2	12.5	12.5	25	6,224	0.12	37	0.755	228	24	7,337
34	181M-2	481.9	12.5	12.5	25	27,710	3.84	66	106.448	1,840	3,422	59,171
34	241M-1	135.6	12.5	12.5	25	7,799	0.55	34	4.297	263	138	8,442
34	241M-2	212.9	12.5	12.5	25	12,240	0.06	40	0.747	493	24	15,840
34	241M-3	1023.5	12.5	12.5	25	58,850	2.62	69	154.273	4,073	4,960	130,952
34	143M-1	220.8	12.5	12.5	25	12,695	0.09	50	1.176	631	38	20,272
34	143M-2	410.0	12.5	12.5	25	23,577	0.20	38	4.790	892	154	28,678
34	143M-3	657.7	12.5	12.5	25	37,815	1.29	29	48.593	1,089	1,562	35,015
34	143M-4	312.5	12.5	12.5	25	17,971	0.54	12	9.762	221	314	7,107
34	143M-5	162.2	12.5	12.5	25	9,326	2.74	108	25.566	1,007	822	32,384
34	202M-1	773.2	12.5	12.5	25	44,457	0.81	78	35.912	3,463	1,155	111,331
34	202M-2	401.7	12.5	12.5	25	23,098	0.20	66	4.674	1,513	150	48,643
34	202M-3	750.6	12.5	12.5	25	43,161	0.88	87	37.773	3,773	1,214	121,307
34	202M-4	160.5	12.5	12.5	25	9,226	0.41	29	3.758	264	121	8,504
34	202M-5	185.6	12.5	12.5	25	10,673	0.55	4	5.906	43	190	1,373
34	225M-1	200.1	12.5	12.5	25	11,504	2.51	152	28.855	1,752	928	56,341
35	225M-2	404.4	12.5	12.5	25	23,254	0.41	18	9.480	411	305	13,208
34	225M-3	805.9	12.5	12.5	25	46339	0.96	18	44.404	842	1,428	27,066
						483,339	1.14	55	550.391	26,708	17,696	858,695
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
34	241ID-1	110.6	12.5	12.5	25	6,357	0.55	34	3.503	214	113	6,881
34	241ID-2	144.1	12.5	12.5	25	8,287	0.06	40	0.505	334	16	10,724
34	241ID-3	684.6	12.5	12.5	25	39,363	2.62	69	103.190	2,724	3,318	87,592
34	143ID-1	117.8	12.5	12.5	25	6,772	0.09	50	0.628	336	20	10,814
34	143ID-2	233.6	12.5	12.5	25	13,435	0.20	38	2.729	508	88	16,342
34	143ID-3	386.7	12.5	12.5	25	22,237	1.29	29	28.575	640	919	20,591
34	143ID-4	193.3	12.5	12.5	25	11,114	0.54	12	6.037	137	194	4,395
34	143ID-5	113.5	12.5	12.5	25	6,527	2.74	108	17.893	705	575	22,664
34	202ID-1	127.0	12.5	12.5	25	7,300	0.55	4	4.040	29	130	939
34	225ID-1	130.7	12.5	12.5	25	7,518	2.51	152	18.857	1,145	606	36,821
34	225ID-2	259.5	12.5	12.5	25	14,922	0.41	18	6.083	264	196	8,476
34	225ID-3	518.8	12.5	12.5	25	29,832	0.96	18	28.587	542	919	17,424
						173,664	1.27	44	220.627	7,579	7,093	243,661

8/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
34	241IF-1	58.6	12.5	12.5	25	3,372	0.55	34	1.858	114	60	3,650
34	241IF-2	54.8	12.5	12.5	25	3,152	0.06	40	0.192	127	6	4,079
34	241IF-3	435.2	12.5	12.5	25	25,024	2.62	69	65.600	1,732	2,109	55,683
34	143IF-1	63.4	12.5	12.5	25	3,646	0.09	50	0.338	181	11	5,823
34	143IF-2	130.2	12.5	12.5	25	7,487	0.20	38	1.521	283	49	9,107
34	143IF-3	205.5	12.5	12.5	25	11,817	1.29	29	15.185	340	488	10,942
34	143IF-4	103.6	12.5	12.5	25	5,960	0.54	12	3.237	73	104	2,357
34	143IF-5	45.6	12.5	12.5	25	2,621	2.74	108	7.186	283	231	9,102
34	202IF-1	507.9	12.5	12.5	25	29,203	0.55	4	16.159	117	520	3,756
34	225IF-1	523.0	12.5	12.5	25	30,072	2.51	152	75.430	4,581	2,425	147,282
34	225IF-2	1040.9	12.5	12.5	25	59,850	0.41	18	24.399	1,057	784	33,995
34	225IF-3	2075.3	12.5	12.5	25	119,328	0.96	18	114.346	2,168	3,676	69,697
						301,532	1.08	37	325.451	11,056	10,464	355,473

SECTION 34
MEASURED						483,339	1.14	55	550.391	26,708	17,696	858,695
INDICATED						173,664	1.27	44	220.627	7,579	7,093	243,661
MEASURED+INDICATED						657,003	1.17	52	771.018	34,287	24,789	1,102,356
INFERRED						301,532	1.08	37	325.451	11,056	10,464	355,473

RUNNING TOTAL
MEASURED						2,299,966	0.85	59	1,943.725	135,742	62,493	4,364,272
INDICATED						1,179,510	0.80	49	946.843	57,807	30,442	1,858,573
MEASURED+INDICATED						3,479,476	0.83	56	2,890.568	193,549	92,935	6,222,846
INFERRED						2,745,092	0.86	41	2,362.629	111,441	75,961	3,582,953

9/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
35	34M-1	465.8	12.5	12.5	25	26,785	2.28	247	61.071	6,624	1,963	212,958
35	34M-2	266.2	12.5	12.5	25	15,307	0.07	44	1.033	674	33	21,655
35	69M-1	118.4	12.5	12.5	25	6,805	0.08	37	0.513	254	16	8,169
35	69M-2	570.6	12.5	12.5	25	32,811	0.06	50	1.981	1,648	64	52,988
35	137M-1	311.8	12.5	12.5	25	17,928	0.03	41	0.517	735	17	23,633
35	137M-2	302.7	12.5	12.5	25	17,407	0.41	86	7.189	1,491	231	47,944
35	137M-3	267.2	12.5	12.5	25	15,362	0.46	44	6.994	668	225	21,485
35	56M-1	475.2	12.5	12.5	25	27,322	0.53	55	14.491	1,496	466	48,094
35	175M-1	165.5	12.5	12.5	25	9,519	0.49	31	4.617	295	148	9,487
35	175M-2	623.4	12.5	12.5	25	35,846	1.20	70	42.969	2,509	1,382	80,675
35	132M-1	108.4	12.5	12.5	25	6,233	0.43	31	2.703	193	87	6,212
35	132M-2	126.4	12.5	12.5	25	7,265	1.21	41	8.815	295	283	9,499
35	132M-3	112.3	12.5	12.5	25	6,456	0.42	35	2.703	226	87	7,265
35	132M-4	267.4	12.5	12.5	25	15,373	0.38	23	5.819	348	187	11,203
35	132M-5	170.3	12.5	12.5	25	9,792	1.29	8	12.666	78	407	2,519
35	132M-6	114.4	12.5	12.5	25	6,578	0.48	19	3.162	127	102	4,089
35	6M-1	39.3	12.5	12.5	25	2,257	0.35	11	0.797	26	26	827
35	6M-2	187.7	12.5	12.5	25	10,790	0.49	20	5.274	218	170	6,999
35	20M-1	74.6	12.5	12.5	25	4,288	0.35	17	1.515	72	49	2,330
35	20M-2	73.8	12.5	12.5	25	4,241	0.37	22	1.583	93	51	2,986
35	20M-3	73.6	12.5	12.5	25	4,232	2.71	22	11.483	92	369	2,966
35	20M-4	95.9	12.5	12.5	25	5,513	5.69	7	31.378	36	1,009	1,157
35	131M-1	366.1	12.5	12.5	25	21,052	0.11	40	2.229	832	72	26,736
35	131M-2	136.1	12.5	12.5	25	7,828	0.44	76	3.468	598	111	19,212
35	131M-3	34.7	12.5	12.5	25	1,993	0.06	66	0.116	131	4	4,196
35	131M-4	188.2	12.5	12.5	25	10,824	0.45	38	4.884	409	157	13,137
35	131M-5	135.8	12.5	12.5	25	7,809	1.01	66	7.905	513	254	16,487
35	131M-6	363.5	12.5	12.5	25	20,900	0.74	9	15.403	181	495	5,824
35	206M-1	524.2	12.5	12.5	25	30,144	0.08	46	2.517	1,398	81	44,946
35	206M-2	168.4	12.5	12.5	25	9,683	0.47	17	4.583	161	147	5,189
35	206M-3	669.7	12.5	12.5	25	38,509	1.56	135	60.242	5,209	1,937	167,483
35	206M-4	174.9	12.5	12.5	25	10,059	2.00	47	20.131	469	647	15,092
35	206M-5	383.5	12.5	12.5	25	22,053	0.53	17	11.698	365	376	11,750
35	229M-1	134.3	12.5	12.5	25	7,722	0.02	36	0.165	278	5	8,937
35	229M-2	517.9	12.5	12.5	25	29,779	1.47	73	43.760	2,173	1,407	69,850
35	229M-3	280.8	12.5	12.5	25	16,148	0.78	56	12.674	896	407	28,814
35	229M-4	106.1	12.5	12.5	25	6,102	0.24	37	1.487	224	48	7,194
35	250M-1	1448.3	12.5	12.5	25	83,275	1.26	33	104.753	2,740	3,368	88,102
35	243M-1	670.2	12.5	12.5	25	38,536	1.50	79	57.890	3,036	1,861	97,605
35	243M-2	163.4	12.5	12.5	25	9,397	0.46	20	4.338	185	139	5,941
35	243M-3	164.5	12.5	12.5	25	9,458	1.19	143	11.249	1,353	362	43,486
35	243M-4	725.8	12.5	12.5	25	41,735	1.61	19	66.987	806	2,154	25,907
35	243M-5	175.0	12.5	12.5	25	10062	0.71	27	7.101	268	228	8,627
						721,179	0.93	56	672.851	40,423	21,633	1,299,653

10/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
35	34ID-1	385.0	12.5	12.5	25	22,138	2.28	247	50.475	5,475	1,623	176,012
35	34ID-2	212.4	12.5	12.5	25	12,210	0.07	44	0.824	537	26	17,273
35	137ID-1	86.3	12.5	12.5	25	4,961	0.46	44	2.258	216	73	6,938
35	175ID-1	89.8	12.5	12.5	25	5,161	0.49	31	2.503	160	80	5,144
35	175ID-2	149.5	12.5	12.5	25	8,595	1.20	70	10.302	602	331	19,343
35	175ID-3	311.3	12.5	12.5	25	17,901	1.20	70	21.459	1,253	690	40,289
35	132ID-1	55.1	12.5	12.5	25	3,170	1.21	41	3.846	129	124	4,144
35	132ID-2	60.5	12.5	12.5	25	3,478	0.42	35	1.456	122	47	3,914
35	132ID-3	142.2	12.5	12.5	25	8,175	0.38	23	3.094	185	99	5,958
35	132ID-4	106.0	12.5	12.5	25	6,092	1.29	8	7.880	49	253	1,567
35	132ID-5	94.6	12.5	12.5	25	5,439	0.48	19	2.615	105	84	3,381
35	6ID-1	98.1	12.5	12.5	25	5,640	0.49	20	2.757	114	89	3,658
35	131ID-1	49.8	12.5	12.5	25	2,862	0.11	40	0.303	113	10	3,634
35	131ID-2	14.9	12.5	12.5	25	855	0.44	76	0.379	65	12	2,098
35	206ID-1	191.3	12.5	12.5	25	11,002	0.08	46	0.919	510	30	16,404
35	206ID-2	73.7	12.5	12.5	25	4,239	1.56	135	6.631	573	213	18,434
35	243ID-1	449.6	12.5	12.5	25	25,850	1.50	79	38.832	2,036	1,248	65,472
35	243ID-2	122.0	12.5	12.5	25	7,017	0.46	20	3.239	138	104	4,437
35	243ID-3	120.6	12.5	12.5	25	6,935	1.19	143	8.248	992	265	31,886
35	243ID-4	517.4	12.5	12.5	25	29,751	1.61	19	47.752	574	1,535	18,468
35	243ID-5	120.5	12.5	12.5	25	6,928	0.71	27	4.889	185	157	5,940
						198,399	1.11	71	220.663	14,133	7,095	454,395

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
35	34IF-1	116.4	12.5	12.5	25	6,695	0.07	44	0.452	295	15	9,471
35	175IF-1	1245.3	12.5	12.5	25	71,606	1.20	70	85.835	5,012	2,760	161,155
35	243IF-1	488.1	12.5	12.5	25	28,067	0.46	20	12.958	552	417	17,747
35	243IF-2	482.5	12.5	12.5	25	27,741	1.19	143	32.994	3,967	1,061	127,544
35	243IF-3	2069.6	12.5	12.5	25	119,000	1.61	19	191.004	2,298	6,141	73,871
35	243IF-4	482.0	12.5	12.5	25	27,714	0.71	27	19.557	739	629	23,761
						280,823	1.22	46	342.799	12,863	11,021	413,549

SECTION 35
MEASURED						721,179	0.93	56	672.851	40,423	21,633	1,299,653
INDICATED						198,399	1.11	71	220.663	14,133	7,095	454,395
MEASURED+INDICATED						919,578	0.97	59	893.514	54,556	28,728	1,754,048
INFERRED						280,823	1.22	46	342.799	12,863	11,021	413,549

RUNNING TOTAL
MEASURED						3,021,146	0.87	58	2,616.577	176,165	84,126	5,663,925
INDICATED						1,377,909	0.85	52	1,167.505	71,940	37,537	2,312,968
MEASURED+INDICATED						4,399,054	0.86	56	3,784.082	248,106	121,663	7,976,893
INFERRED						3,025,915	0.89	41	2,705.429	124,303	86,983	3,996,502

11/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
36	142M-1	89.9	12.5	12.5	25	5,169	0.67	47	3.453	245	111	7,867
36	142M-2	834.7	12.5	12.5	25	47,998	0.44	105	20.949	5,058	674	162,628
36	35M-1	622.7	12.5	12.5	25	35,806	0.35	91	12.532	3,275	403	105,297
36	135M-1	344.7	12.5	12.5	25	19,819	0.14	54	2.775	1,077	89	34,622
36	135M-2	285.7	12.5	12.5	25	16,428	0.66	93	10.905	1,521	351	48,908
36	135M-3	347.9	12.5	12.5	25	20,004	0.11	49	2.154	984	69	31,621
36	135M-4	388.9	12.5	12.5	25	22,361	0.03	42	0.604	948	19	30,482
36	6M-3	200.6	12.5	12.5	25	11,537	0.31	38	3.519	439	113	14,104
36	6M-4	142.2	12.5	12.5	25	8,179	0.31	38	2.494	311	80	9,999
36	140M-1	348.5	12.5	12.5	25	20,040	0.89	118	17.787	2,373	572	76,305
36	140M-2	265.7	12.5	12.5	25	15,280	0.45	27	6.849	409	220	13,141
36	140M-3	287.6	12.5	12.5	25	16,535	0.87	16	14.325	270	461	8,683
36	207M-1	177.8	12.5	12.5	25	10,224	1.54	199	15.745	2,035	506	65,413
36	207M-2	169.9	12.5	12.5	25	9,771	0.28	53	2.726	515	88	16,545
36	207M-3	164.7	12.5	12.5	25	9,472	1.17	117	11.076	1,111	356	35,733
36	207M-4	194.3	12.5	12.5	25	11,172	0.34	11	3.769	123	121	3,951
36	207M-5	832.1	12.5	12.5	25	47,846	1.01	39	48.142	1,847	1,548	59,378
36	207M-6	248.7	12.5	12.5	25	14,298	0.40	10	5.672	138	182	4,444
36	207M-7	247.8	12.5	12.5	25	14,247	0.39	13	5.528	185	178	5,955
36	250M-1	1440.4	12.5	12.5	25	82820	1.27	40	105.528	3,350	3,393	107,705
36	W8M-1	189.3	12.5	12.5	25	10884	0.40	57	4.330	625	139	20,087
36	W8M-2	115.7	12.5	12.5	25	6650	0.45	34	2.966	224	95	7,198
						456,540	0.67	59	303.826	27,062	9,768	870,067
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
36	142ID-1	610.4	12.5	12.5	25	35,100	0.44	105	15.320	3,699	493	118,927
36	135ID-1	221.7	12.5	12.5	25	12,749	0.14	54	1.785	693	57	22,272
36	135ID-2	182.7	12.5	12.5	25	10,505	0.66	93	6.973	973	224	31,276
36	135ID-3	219.5	12.5	12.5	25	12,619	0.11	49	1.359	620	44	19,948
36	135ID-4	181.7	12.5	12.5	25	10,446	0.03	42	0.282	443	9	14,240
36	6ID-2	180.1	12.5	12.5	25	10,355	0.31	38	3.158	394	102	12,659
36	6ID-3	191.0	12.5	12.5	25	10,985	0.31	38	3.350	418	108	13,429
36	140ID-1	130.0	12.5	12.5	25	7,475	0.89	118	6.635	885	213	28,463
36	140ID-2	133.2	12.5	12.5	25	7,660	0.45	27	3.434	205	110	6,588
36	140ID-3	85.5	12.5	12.5	25	4,914	0.45	27	2.203	131	71	4,226
36	140ID-4	143.8	12.5	12.5	25	8,267	0.87	16	7.162	135	230	4,342
36	140ID-5	110.7	12.5	12.5	25	6,366	0.87	16	5.515	104	177	3,343
36	207ID-1	114.0	12.5	12.5	25	6,553	1.54	199	10.092	1,304	324	41,926
36	207ID-2	70.0	12.5	12.5	25	4,028	0.28	53	1.124	212	36	6,820
36	207ID-3	81.1	12.5	12.5	25	4,665	1.17	117	5.455	547	175	17,600
36	207ID-4	78.0	12.5	12.5	25	4,485	0.34	11	1.513	49	49	1,586
36	207ID-5	123.6	12.5	12.5	25	7,106	0.34	11	2.397	78	77	2,513
36	207ID-6	205.3	12.5	12.5	25	11,802	1.01	39	11.876	456	382	14,647
36	207ID-7	416.0	12.5	12.5	25	23,923	1.01	39	24.071	923	774	29,689
36	207ID-8	52.5	12.5	12.5	25	3,019	0.40	10	1.198	29	39	938
36	207ID-9	124.3	12.5	12.5	25	7,149	0.40	10	2.836	69	91	2,222
36	207ID-10	45.8	12.5	12.5	25	2,634	0.39	13	1.022	34	33	1,101
36	207ID-11	123.9	12.5	12.5	25	7,123	0.39	13	2.764	93	89	2,977
36	250ID-1	828.2	12.5	12.5	25	47,623	1.27	40	60.680	1,926	1,951	61,932
36	W8ID-1	171.4	12.5	12.5	25	9,858	0.40	57	3.921	566	126	18,193
						277,412	0.67	54	186.124	14,987	5,984	481,859
12/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
36	135IF-1	886.9	12.5	12.5	25	50,998	0.14	54	7.140	2,771	230	89,087
36	135IF-2	730.8	12.5	12.5	25	42,020	0.66	93	27.893	3,891	897	125,103
36	135IF-3	877.9	12.5	12.5	25	50,478	0.11	49	5.435	2,482	175	79,794
36	135IF-4	726.7	12.5	12.5	25	41,785	0.03	42	1.128	1,772	36	56,962
36	6IF-1	88.2	12.5	12.5	25	5,072	0.31	38	1.547	193	50	6,201
36	140IF-1	466.6	12.5	12.5	25	26,827	0.45	27	12.025	718	387	23,072
36	207IF-1	478.7	12.5	12.5	25	27,528	0.34	11	9.286	303	299	9,736
36	207IF-2	1664.2	12.5	12.5	25	95,691	1.01	39	96.285	3,694	3,096	118,756
36	207IF-3	497.3	12.5	12.5	25	28,596	0.40	10	11.343	276	365	8,888
36	207IF-4	495.5	12.5	12.5	25	28,494	0.39	13	11.056	370	355	11,909
36	250IF-1	3312.9	12.5	12.5	25	190,492	1.27	40	242.719	7,705	7,804	247,727
36	W8IF-1	685.8	12.5	12.5	25	39,432	0.40	57	15.686	2,263	504	72,770
						627,412	0.70	42	441.542	26,438	14,196	850,005

SECTION 36
MEASURED						456,540	0.67	59	303.826	27,062	9,768	870,067
INDICATED						277,412	0.67	54	186.124	14,987	5,984	481,859
MEASURED+INDICATED						733,952	0.67	57	489.950	42,049	15,752	1,351,926
INFERRED						627,412	0.70	42	441.542	26,438	14,196	850,005

RUNNING TOTAL
MEASURED						3,477,686	0.84	58	2,920.403	203,227	93,894	6,533,992
INDICATED						1,655,321	0.82	53	1,353.629	86,928	43,521	2,794,827
MEASURED+INDICATED						5,133,006	0.83	57	4,274.032	290,155	137,415	9,328,819
INFERRED						3,653,328	0.86	41	3,146.971	150,741	101,179	4,846,507

13/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK Area, m² NW,m SE,m Length,m						Tonnes	Au	Ag	Au	Ag	Au	Ag
37	141M-1	277.5	12.5	12.5	25	15,957	0.17	68	2.641	1,081	85	34,758
37	141M-2	195.4	12.5	12.5	25	11,235	0.12	59	1.374	663	44	21,312
37	141M-3	835.0	12.5	12.5	25	48,012	0.10	61	5.029	2,941	162	94,549
37	41M-1	247.4	12.5	12.5	25	14,228	0.65	122	9.225	1,738	297	55,886
37	41M-2	651.2	12.5	12.5	25	37,442	0.35	62	12.917	2,327	415	74,808
37	16M-1	334.1	12.5	12.5	25	19,211	1.30	51	24.888	982	800	31,582
37	16M-2	136.1	12.5	12.5	25	7,828	0.94	31	7.371	243	237	7,827
37	40M-1	142.2	12.5	12.5	25	8,176	0.07	38	0.531	311	17	9,989
37	40M-2	42.9	12.5	12.5	25	2,466	1.06	56	2.610	138	84	4,427
37	40M-3	655.7	12.5	12.5	25	37,703	1.06	56	39.903	2,105	1,283	67,681
37	128M-1	244.2	12.5	12.5	25	14,042	0.40	37	5.550	516	178	16,592
37	128M-2	179.6	12.5	12.5	25	10,330	1.41	116	14.524	1,197	467	38,470
37	72M-1	207.3	12.5	12.5	25	11,920	0.40	38	4.824	457	155	14,691
37	72M-2	318.2	12.5	12.5	25	18,294	0.52	62	9.513	1,137	306	36,541
37	58M-1	492.0	12.5	12.5	25	28,292	0.18	47	4.969	1,319	160	42,421
37	58M-2	296.3	12.5	12.5	25	17,036	0.45	36	7.589	618	244	19,855
37	58M-3	309.3	12.5	12.5	25	17,787	0.50	50	8.847	893	284	28,708
37	58M-4	207.1	12.5	12.5	25	11,908	4.80	20	57.112	234	1,836	7,530
37	130M-1	60.9	12.5	12.5	25	3,505	0.88	117	3.098	410	100	13,183
37	130M-2	385.6	12.5	12.5	25	22,169	1.40	71	30.981	1,572	996	50,556
37	130M-3	100.6	12.5	12.5	25	5,786	2.52	44	14.572	253	469	8,123
37	130M-4	111.7	12.5	12.5	25	6,420	3.18	125	20.404	805	656	25,872
37	130M-5	276.0	12.5	12.5	25	15,868	1.28	46	20.282	732	652	23,541
37	130M-6	133.4	12.5	12.5	25	7,672	0.36	31	2.757	238	89	7,646
37	130M-7	141.7	12.5	12.5	25	8,145	0.47	19	3.801	156	122	5,019
37	130M-8	307.0	12.5	12.5	25	17,655	0.47	45	8.371	789	269	25,354
37	130M-9	205.7	12.5	12.5	25	11,829	0.64	7	7.567	81	243	2,599
37	152M-1	406.8	12.5	12.5	25	23,390	0.38	31	8.848	722	284	23,205
37	152M-2	268.0	12.5	12.5	25	15,411	0.31	49	4.774	761	153	24,477
37	152M-3	333.9	12.5	12.5	25	19,198	2.05	84	39.283	1,603	1,263	51,541
37	152M-4	148.8	12.5	12.5	25	8,556	0.41	25	3.468	214	112	6,877
37	152M-5	210.7	12.5	12.5	25	12,115	0.47	2	5.673	29	182	925
37	152M-6	143.5	12.5	12.5	25	8,251	0.33	17	2.687	138	86	4,421
37	152M-7	207.1	12.5	12.5	25	11,907	0.35	20	4.116	238	132	7,656
37	152M-8	43.5	12.5	12.5	25	2,500	1.15	60	2.870	150	92	4,824
37	152M-9	217.1	12.5	12.5	25	12,483	1.15	60	14.326	749	461	24,080
37	7M-2	504.1	12.5	12.5	25	28,983	0.36	13	10.482	387	337	12,440
37	209M-1	67.1	12.5	12.5	25	3,858	0.60	18	2.324	71	75	2,274
37	209M-2	154.1	12.5	12.5	25	8,863	0.36	74	3.155	653	101	20,992
37	209M-3	184.1	12.5	12.5	25	10,586	0.33	51	3.501	540	113	17,358
37	209M-4	187.9	12.5	12.5	25	10,805	0.05	41	0.575	440	18	14,156
37	209M-5	158.7	12.5	12.5	25	9,127	0.19	56	1.713	508	55	16,334
37	209M-6	335.3	12.5	12.5	25	19,279	0.28	37	5.329	713	171	22,934
37	209M-7	897.4	12.5	12.5	25	51,599	1.17	20	60.200	1,044	1,935	33,562
37	209M-8	273.6	12.5	12.5	25	15,731	2.76	61	43.438	964	1,397	30,979
37	209M-9	723.2	12.5	12.5	25	41,585	1.46	15	60.694	620	1,951	19,921
37	209M-10	227.7	12.5	12.5	25	13,092	0.37	11	4.796	144	154	4,630
37	209M-11	299.0	12.5	12.5	25	17,192	0.46	9	7.943	149	255	4,790
37	251M-1	194.5	12.5	12.5	25	11,183	0.92	100	10.320	1,116	332	35,883
37	251M-2	360.0	12.5	12.5	25	20,697	0.92	100	19.100	2,066	614	66,412
37	251M-3	296.5	12.5	12.5	25	17,049	0.94	76	16.107	1,291	518	41,521
37	251M-4	190.3	12.5	12.5	25	10,942	0.48	135	5.256	1,474	169	47,376
37	251M-5	189.9	12.5	12.5	25	10,917	1.01	86	11.048	935	355	30,067
37	251M-6	187.6	12.5	12.5	25	10,788	0.48	17	5.153	187	166	6,012
37	251M-7	326.6	12.5	12.5	25	18,781	0.82	20	15.487	366	498	11,775
37	251M-8	329.2	12.5	12.5	25	18,932	2.30	116	43.577	2,196	1,401	70,606
37	251M-9	525.4	12.5	12.5	25	30,210	1.01	32	30.553	978	982	31,445
37	231M-1	253.8	12.5	12.5	25	14,594	4.21	36	61.459	521	1,976	16,735
37	231M-2	241.0	12.5	12.5	25	13855	0.42	6	5.791	88	186	2,821
						953,373	0.89	48	845.296	45,987	27,177	1,478,548

14/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
37	141ID-1	1103.9	12.5	12.5	25	63,474	0.10	61	6.649	3,888	214	124,996
37	58ID-1	140.4	12.5	12.5	25	8,076	0.50	50	4.017	405	129	13,034
37	130ID-1	121.5	12.5	12.5	25	6,986	0.64	7	4.469	48	144	1,535
37	152ID-1	169.6	12.5	12.5	25	9,753	0.31	49	3.021	482	97	15,490
37	152ID-2	195.4	12.5	12.5	25	11,238	2.05	84	22.994	938	739	30,169
37	152ID-3	110.6	12.5	12.5	25	6,361	0.41	25	2.578	159	83	5,113
37	152ID-4	127.4	12.5	12.5	25	7,325	0.47	2	3.430	17	110	559
37	152ID-5	55.2	12.5	12.5	25	3,176	0.35	20	1.098	64	35	2,042
37	152ID-6	42.3	12.5	12.5	25	2,431	1.15	60	2.790	146	90	4,689
37	209ID-1	172.5	12.5	12.5	25	9,922	0.28	37	2.742	367	88	11,803
37	209ID-2	390.9	12.5	12.5	25	22,479	1.17	20	26.226	455	843	14,621
37	209ID-3	115.1	12.5	12.5	25	6,619	2.76	61	18.277	405	588	13,035
37	209ID-4	225.2	12.5	12.5	25	12,947	1.46	15	18.896	193	608	6,202
37	209ID-5	42.3	12.5	12.5	25	2,434	0.37	11	0.892	27	29	861
37	209ID-6	37.8	12.5	12.5	25	2,175	0.46	9	1.005	19	32	606
37	251ID-1	248.3	12.5	12.5	25	14,279	0.92	100	13.177	1,425	424	45,818
37	251ID-2	130.7	12.5	12.5	25	7,513	0.92	100	6.933	750	223	24,106
37	251ID-3	70.4	12.5	12.5	25	4,051	0.94	76	3.827	307	123	9,865
37	251ID-4	120.4	12.5	12.5	25	6,925	0.48	135	3.326	933	107	29,983
37	251ID-5	119.5	12.5	12.5	25	6,871	1.01	86	6.953	589	224	18,925
37	251ID-6	115.7	12.5	12.5	25	6,655	0.48	17	3.179	115	102	3,709
37	251ID-7	202.2	12.5	12.5	25	11,628	0.82	20	9.589	227	308	7,290
37	251ID-8	202.9	12.5	12.5	25	11,665	2.30	116	26.851	1,353	863	43,506
37	251ID-9	321.4	12.5	12.5	25	18,482	1.01	32	18.692	598	601	19,238
37	231ID-1	120.1	12.5	12.5	25	6,907	4.21	36	29.088	246	935	7,921
37	231ID-2	109.3	12.5	12.5	25	6,286	0.42	6	2.628	40	84	1,280
						276,655	0.88	51	243.326	14,195	7,823	456,394

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
37	251IF-1	993.3	12.5	12.5	25	57,117	0.92	100	52.708	5,700	1,695	183,271
37	251IF-2	481.7	12.5	12.5	25	27,700	0.48	135	13.305	3,730	428	119,932
37	251IF-3	478.0	12.5	12.5	25	27,487	1.01	86	27.817	2,355	894	75,707
37	251IF-4	463.0	12.5	12.5	25	26,621	0.48	17	12.716	461	409	14,835
37	251IF-5	808.9	12.5	12.5	25	46,514	0.82	20	38.355	907	1,233	29,162
37	251IF-6	811.5	12.5	12.5	25	46,661	2.30	116	107.404	5,413	3,453	174,023
37	251IF-7	1285.7	12.5	12.5	25	73,928	1.01	32	74.769	2,393	2,404	76,951
37	231IF-1	65.5	12.5	12.5	25	3,769	0.42	6	1.575	24	51	767
						309,795	1.06	68	328.648	20,984	10,566	674,649

SECTION 37
MEASURED						953,373	0.89	48	845.296	45,987	27,177	1,478,548
INDICATED						276,655	0.88	51	243.326	14,195	7,823	456,394
MEASURED+INDICATED						1,230,028	0.89	49	1,088.622	60,183	35,000	1,934,942
INFERRED						309,795	1.06	68	328.648	20,984	10,566	674,649

RUNNING TOTAL
MEASURED						4,431,058	0.85	56	3,765.699	249,214	121,072	8,012,540
INDICATED						1,931,976	0.83	52	1,596.955	101,123	51,344	3,251,222
MEASURED+INDICATED						6,363,034	0.84	55	5,362.654	350,337	172,416	11,263,762
INFERRED						3,963,123	0.88	43	3,475.619	171,725	111,745	5,521,155

15/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
38	61M-1	186.6	12.5	12.5	25	10,729	0.49	65	5.218	694	168	22,306
38	61M-2	180.7	12.5	12.5	25	10,392	1.71	227	17.795	2,356	572	75,734
38	61M-3	303.5	12.5	12.5	25	17,451	0.12	60	2.101	1,047	68	33,664
38	15M-1	249.6	12.5	12.5	25	14,355	1.85	53	26.580	767	855	24,653
38	139M-1	81.2	12.5	12.5	25	4,670	0.37	84	1.739	394	56	12,661
38	139M-2	94.2	12.5	12.5	25	5,419	0.58	49	3.134	266	101	8,537
38	139M-3	520.6	12.5	12.5	25	29,935	0.11	43	3.368	1,295	108	41,626
38	53M-1	101.0	12.5	12.5	25	5,810	1.01	140	5.862	813	188	26,152
38	53M-2	208.9	12.5	12.5	25	12,010	0.03	52	0.392	620	13	19,934
38	53M-3	83.8	12.5	12.5	25	4,820	0.07	38	0.341	182	11	5,837
38	53M-4	87.2	12.5	12.5	25	5,016	0.16	39	0.806	194	26	6,236
38	53M-5	146.3	12.5	12.5	25	8,413	0.99	121	8.290	1,015	267	32,620
38	53M-6	266.3	12.5	12.5	25	15,312	0.09	42	1.302	638	42	20,513
38	81M-1	97.1	12.5	12.5	25	5,581	2.84	129	15.850	718	510	23,088
38	81M-2	255.0	12.5	12.5	25	14,665	0.06	49	0.830	715	27	22,985
38	81M-3	97.6	12.5	12.5	25	5,614	0.30	38	1.666	211	54	6,799
38	81M-4	132.6	12.5	12.5	25	7,624	0.05	39	0.402	297	13	9,560
38	81M-5	180.0	12.5	12.5	25	10,350	2.59	151	26.799	1,565	862	50,332
38	81M-6	184.1	12.5	12.5	25	10,585	0.12	54	1.320	566	42	18,207
38	118M-1	138.0	12.5	12.5	25	7,937	1.03	89	8.154	704	262	22,626
38	123M-1	207.1	12.5	12.5	25	11,906	0.39	49	4.685	577	151	18,566
38	123M-2	122.4	12.5	12.5	25	7,039	0.06	39	0.408	275	13	8,826
38	123M-3	530.5	12.5	12.5	25	30,501	0.32	55	9.645	1,689	310	54,313
38	71M-1	253.1	12.5	12.5	25	14,551	0.11	50	1.633	720	53	23,157
38	71M-2	174.8	12.5	12.5	25	10,049	0.07	36	0.676	364	22	11,712
38	71M-3	121.6	12.5	12.5	25	6,992	0.34	39	2.361	273	76	8,768
38	71M-4	144.1	12.5	12.5	25	8,285	0.26	51	2.158	420	69	13,518
38	59M-1	72.5	12.5	12.5	25	4,170	0.16	45	0.687	189	22	6,078
38	59M-2	326.5	12.5	12.5	25	18,774	0.61	27	11.452	514	368	16,538
38	59M-3	159.9	12.5	12.5	25	9,192	1.07	8	9.811	70	315	2,266
38	59M-4	294.5	12.5	12.5	25	16,935	0.62	36	10.477	601	337	19,330
38	59M-5	768.9	12.5	12.5	25	44,210	2.23	18	98.675	810	3,173	26,034
38	2M-1	67.9	12.5	12.5	25	3,902	14.63	437	57.086	1,705	1,835	54,803
38	113M-1	172.5	12.5	12.5	25	9,916	0.24	67	2.383	669	77	21,510
38	113M-2	65.4	12.5	12.5	25	3,763	0.80	35	3.013	133	97	4,265
38	113M-3	213.2	12.5	12.5	25	12,258	2.55	17	31.261	208	1,005	6,700
38	113M-4	256.4	12.5	12.5	25	14,743	1.63	41	24.095	604	775	19,435
38	116M-1	57.9	12.5	12.5	25	3,329	0.40	23	1.317	78	42	2,504
38	116M-2	369.9	12.5	12.5	25	21,267	1.37	59	29.217	1,262	939	40,590
38	116M-3	123.3	12.5	12.5	25	7,087	0.09	57	0.669	406	21	13,065
38	116M-4	242.8	12.5	12.5	25	13,963	0.69	28	9.673	387	311	12,458
38	116M-5	292.1	12.5	12.5	25	16,794	20.03	67	336.394	1,129	10,815	36,311
38	116M-6	252.3	12.5	12.5	25	14,508	4.77	32	69.141	459	2,223	14,771
38	116M-7	890.7	12.5	12.5	25	51,215	1.49	13	76.136	671	2,448	21,571
38	57M-1	52.3	12.5	12.5	25	3,005	0.35	57	1.053	170	34	5,474
38	57M-2	58.8	12.5	12.5	25	3,381	2.19	302	7.418	1,020	239	32,794
38	57M-3	41.7	12.5	12.5	25	2,396	0.31	60	0.746	143	24	4,584
38	193M-1	506.0	12.5	12.5	25	29,096	0.56	23	16.381	658	527	21,141
38	193M-2	125.7	12.5	12.5	25	7,227	0.26	52	1.845	376	59	12,082
38	193M-3	230.5	12.5	12.5	25	13,256	3.12	135	41.304	1,790	1,328	57,537
38	193M-4	294.4	12.5	12.5	25	16,928	3.12	135	52.744	2,285	1,696	73,473
38	193M-5	194.7	12.5	12.5	25	11,198	0.37	11	4.169	119	134	3,840
38	193M-6	215.2	12.5	12.5	25	12,372	1.54	13	19.020	157	612	5,038
38	193M-7	252.1	12.5	12.5	25	14,495	0.48	3	6.948	43	223	1,398
38	193M-8	341.8	12.5	12.5	25	19,654	0.37	49	7.203	953	232	30,648
38	193M-9	248.7	12.5	12.5	25	14,303	0.79	12	11.304	172	363	5,518
38	7M-1	135.9	12.5	12.5	25	7,815	0.53	65	4.142	505	133	16,250
38	224M-1	199.4	12.5	12.5	25	11,467	0.07	39	0.845	451	27	14,501
38	224M-2	298.2	12.5	12.5	25	17,146	0.33	50	5.613	852	180	27,380
38	224M-3	648.3	12.5	12.5	25	37,275	0.21	47	7.803	1,746	251	56,126
38	224M-4	144.8	12.5	12.5	25	8,325	0.23	76	1.912	633	61	20,341
38	224M-5	577.2	12.5	12.5	25	33,188	0.68	26	22.576	846	726	27,209
38	224M-6	478.1	12.5	12.5	25	27,489	0.68	26	18.699	701	601	22,537
38	224M-7	262.4	12.5	12.5	25	15,087	2.13	21	32.141	322	1,033	10,348
38	224M-8	396.6	12.5	12.5	25	22,802	0.97	28	22.227	648	715	20,820
38	224M-9	237.6	12.5	12.5	25	13,662	0.36	8	4.895	105	157	3,368
38	224M-10	612.3	12.5	12.5	25	35,210	0.54	26	18.965	911	610	29,291

16/42

						APPENDIX C
						CARMEN DEPOSIT
				DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
					Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

38	222M-1	295.7	12.5	12.5	25	17,001	0.40	32	6.874	550	221	17,673
38	222M-2	285.4	12.5	12.5	25	16412	0.44	11	7.150	181	230	5,804
						972,225	1.28	47	1,248.979	45,608	40,156	1,466,336
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
38	61ID-1	77.6	12.5	12.5	25	4,463	0.49	65	2.171	289	70	9,279
38	61ID-2	127.9	12.5	12.5	25	7,353	1.71	227	12.592	1,667	405	53,589
38	61ID-3	314.1	12.5	12.5	25	18,061	0.12	60	2.175	1,084	70	34,841
38	59ID-1	117.3	12.5	12.5	25	6,742	0.61	27	4.113	185	132	5,940
38	116ID-1	415.1	12.5	12.5	25	23,868	1.49	13	35.482	313	1,141	10,053
38	193ID-1	365.6	12.5	12.5	25	21,021	0.56	23	11.835	475	380	15,274
38	193ID-2	168.5	12.5	12.5	25	9,690	3.12	135	30.191	1,308	971	42,057
38	193ID-3	177.9	12.5	12.5	25	10,230	3.12	135	31.876	1,381	1,025	44,404
38	193ID-4	95.0	12.5	12.5	25	5,463	0.37	11	2.034	58	65	1,873
38	193ID-5	81.9	12.5	12.5	25	4,707	1.54	13	7.236	60	233	1,917
38	193ID-6	50.0	12.5	12.5	25	2,876	0.48	3	1.379	9	44	277
38	193ID-7	65.8	12.5	12.5	25	3,786	0.37	49	1.388	184	45	5,903
38	193ID-8	129.8	12.5	12.5	25	7,461	0.79	12	5.896	90	190	2,878
38	7ID-1	114.2	12.5	12.5	25	6,565	0.53	65	3.480	425	112	13,652
38	224ID-1	124.7	12.5	12.5	25	7,168	0.07	39	0.528	282	17	9,065
38	224ID-2	92.9	12.5	12.5	25	5,340	0.33	50	1.748	265	56	8,528
38	224ID-3	149.1	12.5	12.5	25	8,572	0.33	50	2.806	426	90	13,689
38	224ID-4	298.2	12.5	12.5	25	17,148	0.21	47	3.590	803	115	25,820
38	224ID-5	350.0	12.5	12.5	25	20,127	0.68	26	13.691	513	440	16,501
38	224ID-6	288.6	12.5	12.5	25	16,594	0.68	26	11.288	423	363	13,605
38	224ID-7	226.1	12.5	12.5	25	13,003	0.68	26	8.845	332	284	10,660
38	224ID-8	395.9	12.5	12.5	25	22,766	0.68	26	15.487	581	498	18,665
38	224ID-9	84.9	12.5	12.5	25	4,884	2.13	21	10.404	104	335	3,350
38	224ID-10	82.3	12.5	12.5	25	4,731	2.13	21	10.078	101	324	3,245
38	224ID-11	172.6	12.5	12.5	25	9,922	0.97	28	9.672	282	311	9,060
38	224ID-12	198.3	12.5	12.5	25	11,401	0.97	28	11.114	324	357	10,410
38	224ID-13	102.0	12.5	12.5	25	5,866	0.36	8	2.102	45	68	1,446
38	224ID-14	118.8	12.5	12.5	25	6,831	0.36	8	2.448	52	79	1,684
38	224ID-15	249.8	12.5	12.5	25	14,361	0.54	26	7.735	372	249	11,947
38	224ID-16	306.2	12.5	12.5	25	17,605	0.54	26	9.482	456	305	14,646
38	222ID-1	147.8	12.5	12.5	25	8,500	0.40	32	3.437	275	111	8,837
38	222ID-2	147.8	12.5	12.5	25	8,500	0.40	32	3.437	275	111	8,837
38	222ID-3	142.7	12.5	12.5	25	8,206	0.44	11	3.575	90	115	2,902
38	222ID-4	142.7	12.5	12.5	25	8,206	0.44	11	3.575	90	115	2,902
						352,018	0.81	39	286.888	13,615	9,224	437,734

17/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
38	116IF-1	1660.4	12.5	12.5	25	95,472	1.49	13	141.929	1,251	4,563	40,211
38	193IF-1	78.2	12.5	12.5	25	4,499	0.56	23	2.533	102	81	3,269
38	193IF-2	92.3	12.5	12.5	25	5,310	3.12	135	16.544	717	532	23,047
38	193IF-3	517.8	12.5	12.5	25	29,775	0.79	12	23.532	357	757	11,488
38	224IF-1	103.9	12.5	12.5	25	5,973	0.07	39	0.440	235	14	7,553
38	224IF-2	85.2	12.5	12.5	25	4,899	0.33	50	1.603	243	52	7,822
38	224IF-3	178.6	12.5	12.5	25	10,267	0.21	47	2.149	481	69	15,460
38	224IF-4	395.9	12.5	12.5	25	22,766	0.68	26	15.487	581	498	18,665
38	224IF-5	1146.8	12.5	12.5	25	65,939	0.68	26	44.855	1,681	1,442	54,061
38	224IF-6	794.6	12.5	12.5	25	45,691	0.97	28	44.540	1,298	1,432	41,721
38	224IF-7	475.2	12.5	12.5	25	27,326	0.36	8	9.792	209	315	6,736
38	224IF-8	1224.7	12.5	12.5	25	70,419	0.54	26	37.930	1,822	1,219	58,583
38	222IF-1	57.8	12.5	12.5	25	3,323	0.40	32	1.344	107	43	3,454
38	222IF-2	72.7	12.5	12.5	25	4,183	0.44	11	1.822	46	59	1,479
38	222IF-3	570.9	12.5	12.5	25	32,825	0.44	11	14.301	361	460	11,609
						428,666	0.84	22	358.800	9,491	11,536	305,156

SECTION 38
MEASURED						972,225	1.28	47	1,248.979	45,608	40,156	1,466,336
INDICATED						352,018	0.81	39	286.888	13,615	9,224	437,734
MEASURED+INDICATED						1,324,243	1.16	45	1,535.867	59,222	49,380	1,904,070
INFERRED						428,666	0.84	22	358.800	9,491	11,536	305,156

RUNNING TOTAL
MEASURED						5,403,283	0.93	55	5,014.678	294,822	161,228	9,478,876
INDICATED						2,283,994	0.82	50	1,883.843	114,738	60,568	3,688,956
MEASURED+INDICATED						7,687,277	0.90	53	6,898.521	409,560	221,796	13,167,832
INFERRED						4,391,788	0.87	41	3,834.420	181,216	123,281	5,826,311

18/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
39	104M-1	1050.3	12.5	12.5	25	60,393	0.39	103	23.799	6,229	765	200,272
39	65M-1	55.9	12.5	12.5	25	3,212	0.59	74	1.891	238	61	7,643
39	65M-2	587.8	12.5	12.5	25	33,801	0.47	85	15.888	2,889	511	92,884
39	105M-1	110.2	12.5	12.5	25	6,337	0.17	67	1.071	425	34	13,651
39	105M-2	440.6	12.5	12.5	25	25,334	0.26	64	6.556	1,625	211	52,254
39	5M-1	180.7	12.5	12.5	25	10,388	0.35	222	3.636	2,303	117	74,046
39	5M-2	323.6	12.5	12.5	25	18,610	2.10	40	39.160	742	1,259	23,848
39	73M-1	251.4	12.5	12.5	25	14,455	0.09	53	1.322	766	42	24,631
39	73M-2	269.3	12.5	12.5	25	15,485	0.63	53	9.704	816	312	26,221
39	73M-3	424.6	12.5	12.5	25	24,417	0.09	47	2.303	1,156	74	37,159
39	112M-1	339.0	12.5	12.5	25	19,495	0.13	65	2.582	1,270	83	40,846
39	112M-2	126.7	12.5	12.5	25	7,288	1.91	69	13.923	501	448	16,109
39	112M-3	238.9	12.5	12.5	25	13,735	0.09	40	1.262	555	41	17,853
39	117M-1	16.0	12.5	12.5	25	922	0.47	7	0.435	7	14	217
39	117M-2	143.1	12.5	12.5	25	8,231	0.35	65	2.918	535	94	17,201
39	117M-3	335.2	12.5	12.5	25	19,272	0.29	37	5.578	718	179	23,081
39	37M-1	177.8	12.5	12.5	25	10,222	1.32	66	13.475	672	433	21,602
39	37M-2	56.3	12.5	12.5	25	3,235	0.19	42	0.619	137	20	4,395
39	111M-1	139.6	12.5	12.5	25	8,029	2.74	184	22.012	1,478	708	47,528
39	111M-2	45.5	12.5	12.5	25	2,614	0.04	40	0.110	105	4	3,390
39	21M-1	85.1	12.5	12.5	25	4,891	3.94	35	19.254	170	619	5,479
39	21M-2	29.3	12.5	12.5	25	1,683	0.40	4	0.665	7	21	222
39	21M-3	85.3	12.5	12.5	25	4,906	0.39	17	1.897	81	61	2,603
39	21M-4	294.1	12.5	12.5	25	16,913	0.50	35	8.494	585	273	18,803
39	121M-1	149.2	12.5	12.5	25	8,578	3.91	85	33.524	731	1,078	23,507
39	122M-1	72.9	12.5	12.5	25	4,193	0.33	50	1.388	211	45	6,785
39	122M-2	118.0	12.5	12.5	25	6,788	0.11	45	0.779	302	25	9,711
39	122M-3	121.0	12.5	12.5	25	6,959	4.04	73	28.081	505	903	16,221
39	122M-4	61.6	12.5	12.5	25	3,545	0.16	47	0.569	167	18	5,357
39	122M-5	119.8	12.5	12.5	25	6,890	0.48	8	3.309	57	106	1,846
39	122M-6	182.8	12.5	12.5	25	10,509	2.41	159	25.312	1,666	814	53,556
39	148M-1	613.4	12.5	12.5	25	35,270	2.87	26	101.291	922	3,257	29,638
39	148M-2	718.8	12.5	12.5	25	41,330	2.87	26	118.697	1,080	3,816	34,730
39	179M-1	206.5	12.5	12.5	25	11,875	0.74	197	8.844	2,333	284	75,021
39	179M-2	329.1	12.5	12.5	25	18,925	1.20	104	22.672	1,962	729	63,077
39	179M-3	178.6	12.5	12.5	25	10,270	1.35	58	13.847	599	445	19,260
39	179M-4	187.9	12.5	12.5	25	10,806	0.32	43	3.501	468	113	15,055
39	106M-1	172.9	12.5	12.5	25	9,940	0.41	74	4.069	736	131	23,648
39	106M-2	337.9	12.5	12.5	25	19,431	0.53	74	10.245	1,438	329	46,230
39	106M-3	138.7	12.5	12.5	25	7,974	1.52	48	12.148	383	391	12,306
39	106M-4	171.5	12.5	12.5	25	9,859	0.52	45	5.153	447	166	14,369
39	164M-1	596.9	12.5	12.5	25	34,320	0.54	71	18.640	2,420	599	77,793
39	164M-2	211.6	12.5	12.5	25	12,169	4.66	284	56.645	3,460	1,821	111,241
39	164M-3	265.7	12.5	12.5	25	15,278	0.32	13	4.874	195	157	6,263
39	164M-4	188.7	12.5	12.5	25	10,848	0.34	11	3.714	116	119	3,720
39	164M-5	170.6	12.5	12.5	25	9,812	0.55	19	5.354	188	172	6,046
39	249M-1	1383.3	12.5	12.5	25	79,539	0.11	51	9.138	4,083	294	131,274
39	249M-2	1146.2	12.5	12.5	25	65,904	1.04	66	68.321	4,367	2,197	140,413
39	249M-3	365.7	12.5	12.5	25	21,028	1.80	36	37.826	765	1,216	24,610
39	249M-4	497.4	12.5	12.5	25	28,603	3.58	7	102.361	212	3,291	6,831
39	249M-5	959.4	12.5	12.5	25	55,164	0.64	18	35.218	977	1,132	31,418
39	249M-6	195.0	12.5	12.5	25	11,212	0.67	30	7.523	333	242	10,694
39	230M-1	179.3	12.5	12.5	25	10,309	0.26	76	2.675	783	86	25,190
39	230M-2	141.9	12.5	12.5	25	8,160	0.26	51	2.124	416	68	13,381
39	230M-3	144.7	12.5	12.5	25	8,317	0.29	68	2.376	568	76	18,273
39	230M-4	397.6	12.5	12.5	25	22,860	0.84	36	19.165	823	616	26,459
39	230M-5	301.9	12.5	12.5	25	17,361	2.39	28	41.526	489	1,335	15,722
39	230M-6	195.3	12.5	12.5	25	11,232	12.64	319	141.976	3,579	4,565	115,074
39	230M-7	194.5	12.5	12.5	25	11,184	0.43	3	4.775	37	154	1,199
39	230M-8	188.3	12.5	12.5	25	10,828	0.58	9	6.266	101	201	3,249
39	230M-9	221.3	12.5	12.5	25	12,724	0.98	9	12.448	119	400	3,818
39	248M-1	340.3	12.5	12.5	25	19,568	0.53	112	10.430	2,184	335	70,210
39	248M-2	200.9	12.5	12.5	25	11,550	0.39	37	4.508	427	145	13,740
39	248M-3	180.5	12.5	12.5	25	10,381	0.34	24	3.516	253	113	8,121
39	248M-4	180.7	12.5	12.5	25	10,388	0.42	28	4.353	287	140	9,240
39	248M-5	245.5	12.5	12.5	25	14,113	0.39	6	5.522	88	178	2,836
39	248M-6	196.1	12.5	12.5	25	11,277	0.37	2	4.180	23	134	725

19/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

39	226M-1	985.2	12.5	12.5	25	56,650	0.36	56	20.378	3,156	655	101,476
39	226M-2	289.5	12.5	12.5	25	16,644	1.16	4	19.363	69	623	2,230
39	200M-1	70.3	12.5	12.5	25	4,040	0.06	37	0.224	151	7	4,850
39	200M-2	657.4	12.5	12.5	25	37,799	0.89	28	33.692	1,055	1,083	33,927
39	200M-3	258.0	12.5	12.5	25	14,832	0.89	28	13.221	414	425	13,313
39	204M-1	367.4	12.5	12.5	25	21,124	0.45	57	9.587	1,210	308	38,907
39	204M-2	432.2	12.5	12.5	25	24854	1.73	21	42.922	510	1,380	16,412
						1,267,084	1.06	57	1,346.820	71,876	43,302	2,310,911
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
39	148ID-1	428.8	12.5	12.5	25	24,656	2.87	26	70.811	644	2,277	20,719
39	106ID-1	56.7	12.5	12.5	25	3,262	0.52	45	1.705	148	55	4,754
39	230ID-1	117.1	12.5	12.5	25	6,736	12.64	319	85.146	2,146	2,738	69,012
39	230ID-2	116.7	12.5	12.5	25	6,709	0.43	3	2.865	22	92	719
39	230ID-3	111.9	12.5	12.5	25	6,434	0.58	9	3.723	60	120	1,931
39	230ID-4	137.0	12.5	12.5	25	7,879	0.98	9	7.708	74	248	2,364
39	248ID-1	248.6	12.5	12.5	25	14,296	0.53	112	7.620	1,595	245	51,295
39	248ID-2	144.3	12.5	12.5	25	8,295	0.39	37	3.238	307	104	9,868
39	248ID-3	121.0	12.5	12.5	25	6,960	0.34	24	2.357	169	76	5,445
39	248ID-4	119.5	12.5	12.5	25	6,874	0.42	28	2.880	190	93	6,115
39	248ID-5	158.8	12.5	12.5	25	9,133	0.39	6	3.573	57	115	1,835
39	248ID-6	126.7	12.5	12.5	25	7,282	0.37	2	2.699	15	87	468
39	226ID-1	677.2	12.5	12.5	25	38,941	0.36	56	14.008	2,170	450	69,754
39	226ID-2	144.7	12.5	12.5	25	8,322	1.16	4	9.681	35	311	1,115
39	226ID-3	144.7	12.5	12.5	25	8,322	1.16	4	9.681	35	311	1,115
39	200ID-1	410.7	12.5	12.5	25	23,618	0.89	28	21.052	659	677	21,198
39	200ID-2	548.3	12.5	12.5	25	31,526	0.89	28	28.100	880	903	28,296
						219,244	1.26	42	276.846	9,207	8,901	296,003

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
39	148IF-1	1715.2	12.5	12.5	25	98,626	2.87	26	283.245	2,578	9,107	82,877
39	230IF-1	468.6	12.5	12.5	25	26,943	12.64	319	340.583	8,586	10,950	276,049
39	230IF-2	466.7	12.5	12.5	25	26,836	0.43	3	11.459	89	368	2,876
39	230IF-3	447.6	12.5	12.5	25	25,734	0.58	9	14.892	240	479	7,722
39	230IF-4	125.3	12.5	12.5	25	7,205	0.98	9	7.049	67	227	2,162
39	248IF-1	106.2	12.5	12.5	25	6,104	0.53	112	3.253	681	105	21,901
39	248IF-2	484.2	12.5	12.5	25	27,840	0.34	24	9.428	677	303	21,780
39	248IF-3	478.2	12.5	12.5	25	27,496	0.42	28	11.521	761	370	24,458
39	248IF-4	635.3	12.5	12.5	25	36,531	0.39	6	14.293	228	460	7,341
39	248IF-5	506.6	12.5	12.5	25	29,130	0.37	2	10.797	58	347	1,873
39	226IF-1	269.1	12.5	12.5	25	15,475	0.36	56	5.566	862	179	27,719
39	226IF-2	75.4	12.5	12.5	25	4,335	1.16	4	5.043	18	162	581
39	226IF-3	99.2	12.5	12.5	25	5,706	1.16	4	6.638	24	213	764
39	200IF-1	1643.0	12.5	12.5	25	94,472	0.89	28	84.206	2,637	2,707	84,794
39	200IF-2	1142.4	12.5	12.5	25	65,687	0.89	28	58.549	1,834	1,882	58,958
						498,120	1.74	39	866.523	19,342	27,860	621,856

SECTION 39
MEASURED						1,267,084	1.06	57	1,346.820	71,876	43,302	2,310,911
INDICATED						219,244	1.26	42	276.846	9,207	8,901	296,003
MEASURED+INDICATED						1,486,327	1.09	55	1,623.665	81,083	52,203	2,606,914
INFERRED						498,120	1.74	39	866.523	19,342	27,860	621,856

RUNNING TOTAL
MEASURED						6,670,367	0.95	55	6,361.497	366,698	204,530	11,789,787
INDICATED						2,503,237	0.86	50	2,160.689	123,944	69,469	3,984,959
MEASURED+INDICATED						9,173,604	0.93	53	8,522.186	490,643	273,999	15,774,746
INFERRED						4,889,908	0.96	41	4,700.943	200,558	151,141	6,448,167

20/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
40	134M-1	522.8	12.5	12.5	25	30,063	0.78	117	23.458	3,502	754	112,604
40	60M-1	594.8	12.5	12.5	25	34,200	0.71	132	24.393	4,531	784	145,663
40	60M-2	225.7	12.5	12.5	25	12,978	0.12	57	1.563	742	50	23,843
40	102M-1	821.6	12.5	12.5	25	47,243	0.15	53	7.064	2,506	227	80,583
40	55M-1	488.8	12.5	12.5	25	28,108	0.09	39	2.598	1,096	84	35,245
40	55M-2	197.6	12.5	12.5	25	11,360	0.20	61	2.249	687	72	22,097
40	133M-1	417.3	12.5	12.5	25	23,994	1.24	109	29.868	2,607	960	83,812
40	133M-2	536.4	12.5	12.5	25	30,843	0.11	42	3.412	1,295	110	41,649
40	36M-1	609.5	12.5	12.5	25	35,048	0.62	189	21.575	6,632	694	213,235
40	36M-2	150.8	12.5	12.5	25	8,672	0.11	37	0.911	323	29	10,386
40	36M-3	444.2	12.5	12.5	25	25,540	0.52	56	13.188	1,437	424	46,208
40	125M-1	165.0	12.5	12.5	25	9,487	0.05	51	0.471	480	15	15,434
40	125M-2	100.9	12.5	12.5	25	5,804	23.04	672	133.749	3,902	4,300	125,465
40	125M-3	136.6	12.5	12.5	25	7,852	0.09	42	0.734	326	24	10,477
40	125M-4	377.2	12.5	12.5	25	21,689	0.69	42	14.943	920	480	29,566
40	125M-5	567.6	12.5	12.5	25	32,636	0.49	57	16.024	1,868	515	60,072
40	158M-1	153.1	12.5	12.5	25	8,801	0.11	54	0.986	477	32	15,351
40	158M-2	487.2	12.5	12.5	25	28,016	0.72	75	20.264	2,090	652	67,196
40	158M-3	259.9	12.5	12.5	25	14,943	1.15	62	17.162	926	552	29,787
40	158M-4	1333.6	12.5	12.5	25	76,685	1.76	21	134.801	1,621	4,334	52,128
40	186M-1	176.5	12.5	12.5	25	10,150	1.35	243	13.654	2,471	439	79,437
40	186M-2	209.5	12.5	12.5	25	12,044	0.47	26	5.628	313	181	10,068
40	186M-3	639.1	12.5	12.5	25	36,746	0.34	22	12.530	798	403	25,654
40	186M-4	1118.1	12.5	12.5	25	64,291	1.66	118	106.916	7,570	3,437	243,394
40	186M-5	117.7	12.5	12.5	25	6,768	1.66	118	11.256	797	362	25,624
40	186M-6	103.5	12.5	12.5	25	5,949	1.66	118	9.893	700	318	22,521
40	157M-1	316.3	12.5	12.5	25	18,186	0.36	94	6.474	1,706	208	54,846
40	157M-2	329.5	12.5	12.5	25	18,946	0.27	74	5.081	1,394	163	44,833
40	157M-3	569.6	12.5	12.5	25	32,752	0.36	65	11.693	2,118	376	68,095
40	157M-4	375.8	12.5	12.5	25	21,610	0.72	41	15.646	890	503	28,603
40	157M-5	303.6	12.5	12.5	25	17,455	0.48	8	8.326	145	268	4,677
40	182M-1	232.5	12.5	12.5	25	13,369	0.30	51	3.975	682	128	21,922
40	182M-2	630.8	12.5	12.5	25	36,272	0.17	59	6.125	2,145	197	68,950
40	182M-3	145.4	12.5	12.5	25	8,360	0.17	59	1.412	494	45	15,891
40	182M-4	741.0	12.5	12.5	25	42,610	0.23	68	9.995	2,879	321	92,571
40	182M-5	181.1	12.5	12.5	25	10,412	0.95	34	9.901	354	318	11,381
40	182M-6	181.3	12.5	12.5	25	10,425	0.82	9	8.580	97	276	3,128
40	182M-7	182.0	12.5	12.5	25	10,467	0.39	13	4.051	140	130	4,487
40	233M-1	516.7	12.5	12.5	25	29,709	0.56	45	16.590	1,325	533	42,602
40	233M-2	282.1	12.5	12.5	25	16,223	0.45	149	7.349	2,417	236	77,717
40	233M-3	295.0	12.5	12.5	25	16,963	0.39	31	6.585	529	212	17,016
40	233M-4	114.1	12.5	12.5	25	6,559	0.39	31	2.546	205	82	6,580
40	233M-5	392.2	12.5	12.5	25	22,550	1.13	38	25.423	866	817	27,840
40	238M-1	240.1	12.5	12.5	25	13,804	1.85	69	25.589	946	823	30,401
40	238M-2	180.5	12.5	12.5	25	10,381	0.40	17	4.180	180	134	5,785
40	238M-3	287.4	12.5	12.5	25	16,523	0.31	8	5.040	138	162	4,427
40	223M-1	127.6	12.5	12.5	25	7,334	0.19	46	1.428	335	46	10,769
40	223M-2	131.4	12.5	12.5	25	7,553	0.77	45	5.838	342	188	11,008
40	223M-3	222.7	12.5	12.5	25	12,804	2.72	6	34.852	74	1,121	2,388
40	205M-1	230.6	12.5	12.5	25	13,260	0.22	38	2.855	499	92	16,058
40	205M-2	1058.2	12.5	12.5	25	60,844	1.15	31	70.240	1,882	2,258	60,520
						1,105,283	0.84	66	929.065	73,403	29,871	2,359,993

21/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
40	158ID-1	694.7	12.5	12.5	25	39,947	1.76	21	70.221	845	2,258	27,155
40	186ID-1	56.9	12.5	12.5	25	3,272	0.47	26	1.529	85	49	2,735
40	186ID-2	582.5	12.5	12.5	25	33,493	1.66	118	55.698	3,944	1,791	126,797
40	186ID-3	310.4	12.5	12.5	25	17,846	1.66	118	29.677	2,101	954	67,560
40	157ID-1	64.2	12.5	12.5	25	3,689	0.27	74	0.989	272	32	8,729
40	157ID-2	189.1	12.5	12.5	25	10,871	0.36	65	3.881	703	125	22,601
40	157ID-3	147.0	12.5	12.5	25	8,450	0.72	41	6.118	348	197	11,184
40	182ID-1	376.9	12.5	12.5	25	21,671	0.23	68	5.083	1,464	163	47,080
40	182ID-2	57.9	12.5	12.5	25	3,327	0.95	34	3.164	113	102	3,637
40	182ID-3	58.2	12.5	12.5	25	3,344	0.82	9	2.752	31	88	1,004
40	182ID-4	58.1	12.5	12.5	25	3,339	0.39	13	1.292	45	42	1,432
40	233ID-1	246.2	12.5	12.5	25	14,159	0.56	45	7.906	631	254	20,303
40	233ID-2	120.6	12.5	12.5	25	6,933	0.39	31	2.691	216	87	6,955
40	233ID-3	103.2	12.5	12.5	25	5,935	0.39	31	2.304	185	74	5,954
40	233ID-4	197.9	12.5	12.5	25	11,377	0.39	31	4.417	355	142	11,413
40	233ID-5	72.1	12.5	12.5	25	4,145	1.13	38	4.673	159	150	5,117
40	233ID-6	196.1	12.5	12.5	25	11,276	1.13	38	12.712	433	409	13,921
40	238ID-1	192.9	12.5	12.5	25	11,094	1.85	69	20.566	760	661	24,433
40	238ID-2	144.3	12.5	12.5	25	8,296	0.40	17	3.340	144	107	4,623
40	205ID-1	147.0	12.5	12.5	25	8,453	0.22	38	1.820	318	59	10,236
40	205ID-2	575.6	12.5	12.5	25	33,096	1.15	31	38.208	1,024	1,228	32,920
						264,011	1.06	54	279.043	14,176	8,972	455,787

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
40	186IF-1	582.5	12.5	12.5	25	33,492	1.66	118	55.697	3,944	1,791	126,793
40	186IF-2	1884.7	12.5	12.5	25	108,372	1.66	118	180.222	12,761	5,794	410,274
40	233IF-1	74.0	12.5	12.5	25	4,253	0.56	45	2.375	190	76	6,099
40	233IF-2	784.4	12.5	12.5	25	45,101	1.13	38	50.847	1,732	1,635	55,682
40	238IF-1	57.2	12.5	12.5	25	3,289	1.85	69	6.096	225	196	7,243
40	238IF-2	47.3	12.5	12.5	25	2,717	0.40	17	1.094	47	35	1,514
40	205IF-1	2293.6	12.5	12.5	25	131,880	1.15	31	152.247	4,080	4,895	131,178
						329,103	1.36	70	448.577	22,978	14,422	738,782

SECTION 40
MEASURED						1,105,283	0.84	66	929.065	73,403	29,871	2,359,993
INDICATED						264,011	1.06	54	279.043	14,176	8,972	455,787
MEASURED+INDICATED						1,369,294	0.88	64	1,208.108	87,579	38,842	2,815,780
INFERRED						329,103	1.36	70	448.577	22,978	14,422	738,782

RUNNING TOTAL
MEASURED						7,775,650	0.94	57	7,290.563	440,101	234,400	14,149,780
INDICATED						2,767,249	0.88	50	2,439.732	138,121	78,440	4,440,746
MEASURED+INDICATED						10,542,898	0.92	55	9,730.294	578,222	312,841	18,590,526
INFERRED						5,219,011	0.99	43	5,149.520	223,536	165,563	7,186,949

22/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
41	14M-1	696.5	12.5	12.5	25	40,047	1.21	135	48.524	5,391	1,560	173,327
41	68M-1	238.4	12.5	12.5	25	13,707	0.08	41	1.121	562	36	18,068
41	68M-2	826.2	12.5	12.5	25	47,506	0.67	108	31.700	5,152	1,019	165,636
41	97M-1	103.7	12.5	12.5	25	5,962	0.59	150	3.499	894	113	28,750
41	97M-2	203.2	12.5	12.5	25	11,684	0.08	65	0.923	763	30	24,542
41	97M-3	233.5	12.5	12.5	25	13,427	0.43	83	5.724	1,114	184	35,831
41	97M-4	197.1	12.5	12.5	25	11,333	0.07	52	0.805	586	26	18,826
41	80M-1	93.8	12.5	12.5	25	5,396	0.26	49	1.376	264	44	8,501
41	80M-2	211.4	12.5	12.5	25	12,153	0.48	57	5.808	691	187	22,223
41	52M-1	84.4	12.5	12.5	25	4,852	0.20	52	0.985	252	32	8,112
41	52M-2	202.3	12.5	12.5	25	11,633	0.13	39	1.497	458	48	14,711
41	52M-3	107.4	12.5	12.5	25	6,174	0.49	63	3.011	389	97	12,505
41	52M-4	226.9	12.5	12.5	25	13,049	0.02	39	0.324	502	10	16,152
41	109M-1	448.2	12.5	12.5	25	25,774	0.75	59	19.342	1,509	622	48,515
41	146M-1	123.0	12.5	12.5	25	7,072	0.09	48	0.622	337	20	10,838
41	146M-2	712.5	12.5	12.5	25	40,967	0.44	67	17.989	2,729	578	87,747
41	146M-3	461.0	12.5	12.5	25	26,508	0.45	27	11.876	710	382	22,841
41	167M-1	591.9	12.5	12.5	25	34,034	0.24	90	8.085	3,054	260	98,182
41	167M-2	206.7	12.5	12.5	25	11,887	0.04	42	0.511	499	16	16,052
41	167M-3	447.4	12.5	12.5	25	25,725	1.20	50	30.752	1,283	989	41,236
41	167M-4	389.4	12.5	12.5	25	22,392	1.23	45	27.508	1,011	884	32,516
41	63M-1	134.5	12.5	12.5	25	7,736	0.19	93	1.473	717	47	23,050
41	48M-1	140.0	12.5	12.5	25	8,048	0.18	67	1.419	539	46	17,337
41	169M-1	240.3	12.5	12.5	25	13,816	0.33	69	4.582	958	147	30,798
41	169M-2	193.1	12.5	12.5	25	11,102	0.10	40	1.069	439	34	14,100
41	169M-3	120.2	12.5	12.5	25	6,911	0.63	4	4.319	25	139	815
41	169M-4	171.5	12.5	12.5	25	9,862	0.63	4	6.164	36	198	1,163
41	169M-5	224.5	12.5	12.5	25	12,909	1.28	51	16.524	658	531	21,168
41	169M-6	299.6	12.5	12.5	25	17,230	1.25	16	21.516	280	692	9,002
41	160M-1	299.0	12.5	12.5	25	17,191	0.26	87	4.464	1,490	144	47,903
41	160M-2	100.5	12.5	12.5	25	5,778	0.26	87	1.500	501	48	16,099
41	160M-3	305.6	12.5	12.5	25	17,571	0.23	69	3.965	1,212	127	38,981
41	160M-4	269.5	12.5	12.5	25	15,495	0.28	42	4.335	651	139	20,924
41	160M-5	293.7	12.5	12.5	25	16,889	0.28	42	4.725	709	152	22,806
41	160M-6	204.0	12.5	12.5	25	11,732	0.34	1	3.977	12	128	377
41	160M-7	151.3	12.5	12.5	25	8,702	0.48	16	4.142	136	133	4,383
41	160M-8	223.4	12.5	12.5	25	12,844	0.27	63	3.408	813	110	26,154
41	237M-1	589.9	12.5	12.5	25	33,916	0.51	32	17.352	1,072	558	34,458
41	237M-2	301.1	12.5	12.5	25	17,314	0.34	44	5.822	762	187	24,493
41	237M-3	228.3	12.5	12.5	25	13,125	0.33	24	4.362	315	140	10,128
41	237M-4	129.3	12.5	12.5	25	7,432	0.33	24	2.470	178	79	5,735
41	237M-5	263.2	12.5	12.5	25	15,134	0.48	6	7.300	91	235	2,919
41	237M-6	317.9	12.5	12.5	25	18,281	0.63	23	11.451	413	368	13,283
41	237M-7	398.2	12.5	12.5	25	22,897	2.41	18	55.278	417	1,777	13,398
41	240M-1	206.3	12.5	12.5	25	11,865	0.15	66	1.772	787	57	25,303
41	240M-2	292.8	12.5	12.5	25	16,833	0.39	18	6.632	303	213	9,742
41	228M-1	156.9	12.5	12.5	25	9,023	0.21	89	1.902	805	61	25,891
41	228M-2	131.7	12.5	12.5	25	7,575	1.87	83	14.149	629	455	20,213
41	208M-1	419.0	12.5	12.5	25	24,094	0.59	3	14.300	66	460	2,130
41	208M-2	487.7	12.5	12.5	25	28,040	0.18	72	4.951	2,007	159	64,524
41	208M-3	229.3	12.5	12.5	25	13183	0.63	36	8.328	475	268	15,259
						823,811	0.57	55	465.630	45,648	14,971	1,467,646
23/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
41	146ID-1	230.5	12.5	12.5	25	13,254	0.45	27	5.938	355	191	11,420
41	146ID-2	230.6	12.5	12.5	25	13,258	0.45	27	5.939	355	191	11,424
41	167ID-1	90.8	12.5	12.5	25	5,219	0.04	42	0.224	219	7	7,048
41	167ID-2	337.0	12.5	12.5	25	19,378	1.20	50	23.165	966	745	31,062
41	167ID-3	309.2	12.5	12.5	25	17,779	1.23	45	21.842	803	702	25,818
41	169ID-1	31.1	12.5	12.5	25	1,789	0.10	40	0.172	71	6	2,272
41	169ID-2	75.6	12.5	12.5	25	4,349	0.63	4	2.718	16	87	513
41	169ID-3	93.2	12.5	12.5	25	5,359	0.63	4	3.349	20	108	632
41	169ID-4	112.3	12.5	12.5	25	6,455	1.28	51	8.262	329	266	10,584
41	169ID-5	112.3	12.5	12.5	25	6,455	1.28	51	8.262	329	266	10,584
41	169ID-6	149.8	12.5	12.5	25	8,615	1.25	16	10.758	140	346	4,501
41	169ID-7	149.8	12.5	12.5	25	8,615	1.25	16	10.758	140	346	4,501
41	160ID-1	73.2	12.5	12.5	25	4,206	0.26	87	1.092	365	35	11,720
41	160ID-2	112.1	12.5	12.5	25	6,445	0.26	87	1.674	559	54	17,958
41	160ID-3	41.2	12.5	12.5	25	2,371	0.28	42	0.663	100	21	3,202
41	160ID-4	134.7	12.5	12.5	25	7,748	0.28	42	2.167	325	70	10,462
41	160ID-5	125.2	12.5	12.5	25	7,198	0.28	42	2.014	302	65	9,720
41	160ID-6	91.5	12.5	12.5	25	5,263	0.34	1	1.784	5	57	169
41	160ID-7	95.6	12.5	12.5	25	5,496	0.48	16	2.616	86	84	2,768
41	237ID-1	269.0	12.5	12.5	25	15,470	0.51	32	7.915	489	254	15,717
41	237ID-2	144.5	12.5	12.5	25	8,308	0.34	44	2.793	366	90	11,752
41	237ID-3	150.6	12.5	12.5	25	8,657	0.34	44	2.911	381	94	12,247
41	237ID-4	110.4	12.5	12.5	25	6,346	0.33	24	2.109	152	68	4,897
41	237ID-5	114.1	12.5	12.5	25	6,562	0.33	24	2.181	157	70	5,064
41	237ID-6	81.1	12.5	12.5	25	4,665	0.33	24	1.550	112	50	3,599
41	237ID-7	99.6	12.5	12.5	25	5,728	0.48	6	2.763	34	89	1,105
41	237ID-8	131.6	12.5	12.5	25	7,567	0.48	6	3.650	45	117	1,460
41	237ID-9	159.0	12.5	12.5	25	9,140	0.93	32	8.467	296	272	9,502
41	237ID-10	185.3	12.5	12.5	25	10,654	0.93	32	9.869	344	317	11,075
41	237ID-11	195.3	12.5	12.5	25	11,231	2.41	18	27.115	204	872	6,572
41	237ID-12	199.1	12.5	12.5	25	11,448	2.41	18	27.639	208	889	6,699
41	240ID-1	182.0	12.5	12.5	25	10,467	0.15	66	1.563	694	50	22,323
41	240ID-2	158.4	12.5	12.5	25	9,107	0.39	18	3.588	164	115	5,270
41	208ID-1	154.9	12.5	12.5	25	8,904	0.63	36	5.625	321	181	10,306
						283,506	0.79	33	223.136	9,454	7,174	303,945

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
41	146IF-1	230.6	12.5	12.5	25	13,258	0.45	27	5.939	355	191	11,424
41	169IF-1	25.9	12.5	12.5	25	1,489	0.63	4	0.930	5	30	175
41	169IF-2	28.8	12.5	12.5	25	1,656	1.28	51	2.120	84	68	2,716
41	169IF-3	449.0	12.5	12.5	25	25,819	1.28	51	33.048	1,317	1,063	42,336
41	169IF-4	46.3	12.5	12.5	25	2,663	1.25	16	3.326	43	107	1,391
41	169IF-5	595.7	12.5	12.5	25	34,255	1.25	16	42.776	557	1,375	17,897
41	160IF-1	63.0	12.5	12.5	25	3,620	0.28	42	1.013	152	33	4,889
41	160IF-2	357.1	12.5	12.5	25	20,532	0.48	16	9.773	322	314	10,342
41	237IF-1	602.2	12.5	12.5	25	34,628	0.34	44	11.644	1,524	374	48,986
41	237IF-2	456.5	12.5	12.5	25	26,250	0.33	24	8.724	630	280	20,255
41	237IF-3	260.9	12.5	12.5	25	14,999	0.48	6	7.235	90	233	2,893
41	237IF-4	73.2	12.5	12.5	25	4,206	0.63	23	2.635	95	85	3,056
41	237IF-5	796.4	12.5	12.5	25	45,794	2.41	18	110.556	833	3,555	26,796
41	208IF-1	619.4	12.5	12.5	25	35,616	0.63	36	22.500	1,282	723	41,223
						264,786	0.99	28	262.219	7,290	8,431	234,381

SECTION 41
MEASURED						823,811	0.57	55	465.630	45,648	14,971	1,467,646
INDICATED						283,506	0.79	33	223.136	9,454	7,174	303,945
MEASURED+INDICATED						1,107,317	0.62	50	688.766	55,102	22,145	1,771,592
INFERRED						264,786	0.99	28	262.219	7,290	8,431	234,381

RUNNING TOTAL
MEASURED						8,599,461	0.90	56	7,756.193	485,749	249,371	15,617,427
INDICATED						3,050,754	0.87	48	2,662.867	147,574	85,614	4,744,691
MEASURED+INDICATED						11,650,215	0.89	54	10,419.060	633,324	334,985	20,362,118
INFERRED						5,483,797	0.99	42	5,411.739	230,826	173,994	7,421,329

24/42

     APPENDIX C CARMEN DEPOSIT

DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³ 2.3

25/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
42	27M-1	336.4	12.5	12.5	25	19,345	0.72	185	13.871	3,587	446	115,315
42	86M-1	173.6	12.5	12.5	25	9,981	0.60	177	5.988	1,771	193	56,935
42	86M-2	458.1	12.5	12.5	25	26,342	0.28	59	7.308	1,565	235	50,322
42	03M-1	271.7	12.5	12.5	25	15,625	3.47	313	54.235	4,884	1,744	157,037
42	03M-2	82.6	12.5	12.5	25	4,748	0.35	9	1.662	41	53	1,328
42	120M-1	166.2	12.5	12.5	25	9,554	1.21	251	11.517	2,396	370	77,021
42	120M-2	351.9	12.5	12.5	25	20,236	0.47	83	9.546	1,688	307	54,280
42	66M-1	217.5	12.5	12.5	25	12,509	1.24	160	15.494	2,003	498	64,415
42	66M-2	250.2	12.5	12.5	25	14,389	0.14	65	2.033	937	65	30,136
42	66M-3	573.1	12.5	12.5	25	32,954	2.43	172	80.141	5,676	2,577	182,502
42	51M-1	228.6	12.5	12.5	25	13,145	0.99	109	13.040	1,430	419	45,983
42	51M-2	530.4	12.5	12.5	25	30,499	0.15	50	4.475	1,517	144	48,761
42	51M-3	759.8	12.5	12.5	25	43,690	0.64	74	28.082	3,211	903	103,245
42	82M-1	124.9	12.5	12.5	25	7,181	0.05	36	0.388	261	12	8,389
42	82M-2	132.2	12.5	12.5	25	7,602	3.95	65	30.026	492	965	15,806
42	82M-3	412.0	12.5	12.5	25	23,693	0.10	39	2.327	924	75	29,708
42	101M-1	94.2	12.5	12.5	25	5,416	0.30	35	1.632	190	52	6,094
42	101M-2	609.0	12.5	12.5	25	35,017	0.22	51	7.737	1,786	249	57,418
42	101M-3	454.2	12.5	12.5	25	26,115	0.74	68	19.263	1,771	619	56,927
42	101M-4	350.3	12.5	12.5	25	20,144	0.90	52	18.218	1,047	586	33,677
42	101M-5	349.5	12.5	12.5	25	20,096	0.69	53	13.779	1,055	443	33,921
42	154M-1	135.7	12.5	12.5	25	7,801	0.75	122	5.839	950	188	30,550
42	154M-2	107.8	12.5	12.5	25	6,196	0.66	30	4.081	188	131	6,042
42	154M-3	261.6	12.5	12.5	25	15,041	0.47	43	7.123	642	229	20,655
42	154M-4	561.3	12.5	12.5	25	32,275	0.92	59	29.746	1,891	956	60,790
42	159M-1	85.3	12.5	12.5	25	4,903	1.05	74	5.151	360	166	11,586
42	159M-2	177.6	12.5	12.5	25	10,212	0.06	41	0.643	419	21	13,462
42	159M-3	128.7	12.5	12.5	25	7,399	0.12	35	0.888	259	29	8,326
42	159M-4	352.7	12.5	12.5	25	20,282	5.22	85	105.840	1,716	3,403	55,184
42	47M-1	36.7	12.5	12.5	25	2,110	0.19	43	0.396	90	13	2,895
42	47M-2	56.1	12.5	12.5	25	3,227	0.52	83	1.679	267	54	8,576
42	124M-1	46.2	12.5	12.5	25	2,658	0.41	56	1.079	149	35	4,785
42	124M-2	334.3	12.5	12.5	25	19,222	0.52	66	10.000	1,277	322	41,047
42	124M-3	83.2	12.5	12.5	25	4,783	0.64	38	3.060	180	98	5,793
42	124M-4	57.1	12.5	12.5	25	3,282	1.09	52	3.592	171	115	5,514
42	124M-5	324.0	12.5	12.5	25	18,630	2.90	201	54.026	3,742	1,737	120,307
42	124M-6	247.5	12.5	12.5	25	14,229	2.02	34	28.680	484	922	15,554
42	124M-7	244.5	12.5	12.5	25	14,060	0.30	12	4.241	164	136	5,274
42	149M-1	281.1	12.5	12.5	25	16,163	0.22	38	3.617	608	116	19,540
42	149M-2	178.1	12.5	12.5	25	10,242	0.98	53	10.039	540	323	17,370
42	17M-1	84.4	12.5	12.5	25	4,852	3.05	144	14.798	699	476	22,475
42	17M-2	56.0	12.5	12.5	25	3,220	0.42	7	1.342	22	43	704
42	17M-3	85.3	12.5	12.5	25	4,907	0.39	16	1.889	78	61	2,508
42	17M-4	205.7	12.5	12.5	25	11,829	1.48	53	17.531	633	564	20,340
42	257M-1	294.2	12.5	12.5	25	16,919	1.16	112	19.553	1,901	629	61,106
42	257M-2	284.7	12.5	12.5	25	16,368	0.16	48	2.668	780	86	25,085
42	257M-3	283.5	12.5	12.5	25	16,302	0.17	60	2.809	973	90	31,274
42	257M-4	554.3	12.5	12.5	25	31,874	0.51	4	16.176	112	520	3,587
42	257M-5	274.9	12.5	12.5	25	15808.268	0.34	1	5.343	18	172	593
42	227M-1	190.1	12.5	12.5	25	10,930	0.62	23	6.733	248	216	7,965
42	227M-2	173.9	12.5	12.5	25	10,000	0.41	9	4.087	87	131	2,786
42	213M-1	388.1	12.5	12.5	25	22,316	0.08	41	1.718	922	55	29,656
42	213M-2	450.1	12.5	12.5	25	25,882	1.49	27	38.628	695	1,242	22,349
42	213M-3	191.1	12.5	12.5	25	10,991	0.32	26	3.502	286	113	9,188
						813,196	0.93	74	757.260	59,783	24,347	1,922,086

26/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
42	86ID-1	262.9	12.5	12.5	25	15,118	0.28	59	4.194	898	135	28,880
42	101ID-1	219.5	12.5	12.5	25	12,620	0.69	53	8.653	663	278	21,302
42	124ID-1	252.8	12.5	12.5	25	14,534	2.90	201	42.150	2,919	1,355	93,860
42	124ID-2	106.3	12.5	12.5	25	6,112	2.02	34	12.319	208	396	6,681
42	124ID-3	104.2	12.5	12.5	25	5,992	0.30	12	1.808	70	58	2,248
42	149ID-1	226.4	12.5	12.5	25	13,020	0.22	38	2.914	490	94	15,740
42	149ID-2	126.4	12.5	12.5	25	7,270	0.98	53	7.127	384	229	12,330
42	257ID-1	147.1	12.5	12.5	25	8,460	1.16	112	9.776	950	314	30,553
42	257ID-2	147.1	12.5	12.5	25	8,460	1.16	112	9.776	950	314	30,553
42	257ID-3	142.3	12.5	12.5	25	8,184	0.16	48	1.334	390	43	12,542
42	257ID-4	142.3	12.5	12.5	25	8,184	0.16	48	1.334	390	43	12,542
42	257ID-5	141.8	12.5	12.5	25	8,151	0.17	60	1.405	486	45	15,637
42	257ID-6	141.8	12.5	12.5	25	8,151	0.17	60	1.405	486	45	15,637
42	257ID-7	277.2	12.5	12.5	25	15,937	0.51	4	8.088	56	260	1,793
42	257ID-8	277.2	12.5	12.5	25	15,937	0.51	4	8.088	56	260	1,793
42	257ID-9	137.5	12.5	12.5	25	7,904	0.34	1	2.672	9	86	296
42	257ID-10	137.5	12.5	12.5	25	7,904	0.34	1	2.672	9	86	296
42	227ID-1	148.5	12.5	12.5	25	8,541	0.62	23	5.261	194	169	6,224
42	227ID-2	162.0	12.5	12.5	25	9,315	0.41	9	3.807	81	122	2,596
42	213ID-1	299.4	12.5	12.5	25	17,218	0.08	41	1.326	712	43	22,881
42	213ID-2	348.9	12.5	12.5	25	20,062	1.49	27	29.941	539	963	17,323
42	213ID-3	149.1	12.5	12.5	25	8,574	0.32	26	2.732	223	88	7,167
						235,648	0.72	47	168.780	11,162	5,426	358,876

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
42	86IF-1	505.4	12.5	12.5	25	29,060	0.28	59	8.062	1,727	259	55,513
42	124IF-1	1012.1	12.5	12.5	25	58,196	2.90	201	168.769	11,689	5,426	375,818
42	124IF-2	430.7	12.5	12.5	25	24,766	2.02	34	49.919	842	1,605	27,072
42	124IF-3	419.7	12.5	12.5	25	24,136	0.30	12	7.281	282	234	9,053
42	149IF-1	240.9	12.5	12.5	25	13,850	0.22	38	3.100	521	100	16,743
42	149IF-2	505.8	12.5	12.5	25	29,081	0.98	53	28.507	1,534	917	49,321
42	257IF-1	362.0	12.5	12.5	25	20,813	1.16	112	24.053	2,338	773	75,171
42	257IF-2	84.2	12.5	12.5	25	4,844	1.16	112	5.598	544	180	17,493
42	257IF-3	170.8	12.5	12.5	25	9,822	0.16	48	1.601	468	51	15,053
42	257IF-4	569.3	12.5	12.5	25	32,736	0.16	48	5.336	1,560	172	50,170
42	257IF-5	165.9	12.5	12.5	25	9,540	0.17	60	1.644	569	53	18,301
42	257IF-6	567.0	12.5	12.5	25	32,605	0.17	60	5.619	1,945	181	62,548
42	257IF-7	298.1	12.5	12.5	25	17,142	0.51	4	8.700	60	280	1,929
42	257IF-8	1108.7	12.5	12.5	25	63,748	0.51	4	32.352	223	1,040	7,173
42	257IF-9	146.1	12.5	12.5	25	8,402	0.34	1	2.840	10	91	315
42	257IF-10	549.9	12.5	12.5	25	31,617	0.34	1	10.686	37	344	1,186
42	227IF-1	73.9	12.5	12.5	25	4,251	0.62	23	2.619	96	84	3,098
42	227IF-2	71.5	12.5	12.5	25	4,109	0.41	9	1.679	36	54	1,145
						418,717	0.88	58	368.363	24,481	11,843	787,104

SECTION 42
MEASURED						813,196	0.93	74	757.260	59,783	24,347	1,922,086
INDICATED						235,648	0.72	47	168.780	11,162	5,426	358,876
MEASURED+INDICATED						1,048,844	0.88	68	926.040	70,945	29,773	2,280,962
INFERRED						418,717	0.88	58	368.363	24,481	11,843	787,104

RUNNING TOTAL
MEASURED						9,412,657	0.90	58	8,513.453	545,532	273,718	17,539,513
INDICATED						3,286,402	0.86	48	2,831.648	158,736	91,041	5,103,567
MEASURED+INDICATED						12,699,059	0.89	55	11,345.100	704,269	364,759	22,643,080
INFERRED						5,902,514	0.98	43	5,780.103	255,307	185,837	8,208,434

27/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
43	108M-1	338.1	12.5	12.5	25	19,441	0.17	65	3.350	1,270	108	40,836
43	108M-2	1513.7	12.5	12.5	25	87,040	0.36	56	30.899	4,847	993	155,838
43	108M-3	460.7	12.5	12.5	25	26,488	0.39	26	10.304	689	331	22,142
43	108M-4	372.6	12.5	12.5	25	21,424	0.51	17	10.819	368	348	11,847
43	120M-1	55.9	12.5	12.5	25	3,215	0.58	45	1.873	144	60	4,617
43	126M-1	56.6	12.5	12.5	25	3,257	0.22	37	0.726	119	23	3,840
43	126M-2	102.7	12.5	12.5	25	5,904	0.28	43	1.678	252	54	8,087
43	126M-3	141.4	12.5	12.5	25	8,131	0.05	39	0.400	313	13	10,064
43	126M-4	270.0	12.5	12.5	25	15,528	1.51	86	23.416	1,328	753	42,707
43	126M-5	80.3	12.5	12.5	25	4,615	0.38	10	1.757	48	56	1,533
43	12M-1	129.0	12.5	12.5	25	7,419	0.05	70	0.346	520	11	16,728
43	12M-2	508.9	12.5	12.5	25	29,263	0.73	30	21.330	876	686	28,163
43	138M-1	55.1	12.5	12.5	25	3,167	0.30	129	0.957	410	31	13,168
43	138M-2	52.3	12.5	12.5	25	3,006	0.06	53	0.167	159	5	5,122
43	138M-3	55.7	12.5	12.5	25	3,205	0.07	43	0.216	139	7	4,465
43	138M-4	426.4	12.5	12.5	25	24,516	0.83	66	20.261	1,628	651	52,337
43	153M-1	91.0	12.5	12.5	25	5,234	0.22	54	1.132	283	36	9,088
43	153M-2	182.7	12.5	12.5	25	10,504	11.85	39	124.447	410	4,001	13,171
43	153M-3	89.4	12.5	12.5	25	5,143	0.22	37	1.126	192	36	6,173
43	153M-4	719.1	12.5	12.5	25	41,346	1.13	63	46.526	2,615	1,496	84,067
43	155M-1	261.0	12.5	12.5	25	15,008	1.65	47	24.823	712	798	22,885
43	155M-2	118.0	12.5	12.5	25	6,783	0.20	38	1.366	260	44	8,360
43	155M-3	761.0	12.5	12.5	25	43,756	3.32	62	145.379	2,732	4,674	87,847
43	170M-1	73.9	12.5	12.5	25	4,247	0.54	27	2.281	116	73	3,721
43	170M-2	274.6	12.5	12.5	25	15,788	0.07	49	1.121	776	36	24,946
43	170M-3	578.9	12.5	12.5	25	33,286	1.47	56	48.768	1,869	1,568	60,083
43	178M-1	90.8	12.5	12.5	25	5,222	0.43	19	2.244	97	72	3,134
43	178M-2	113.0	12.5	12.5	25	6,497	0.66	21	4.291	136	138	4,386
43	178M-3	86.3	12.5	12.5	25	4,964	0.67	9	3.324	46	107	1,463
43	196M-1	167.8	12.5	12.5	25	9,651	0.94	22	9.081	209	292	6,723
43	196M-2	163.7	12.5	12.5	25	9,413	0.39	40	3.640	377	117	12,106
43	196M-3	481.0	12.5	12.5	25	27,660	1.22	80	33.675	2,200	1,083	70,740
43	196M-4	129.7	12.5	12.5	25	7,457	0.71	31	5.267	231	169	7,432
43	196M-5	130.4	12.5	12.5	25	7,495	0.84	5	6.293	37	202	1,205
43	196M-6	130.9	12.5	12.5	25	7,526	0.58	2	4.350	18	140	565
43	232M-1	297.7	12.5	12.5	25	17,120	1.00	69	17.081	1,181	549	37,981
43	256M-1	292.1	12.5	12.5	25	16,795	0.21	106	3.544	1,780	114	57,237
43	256M-2	294.5	12.5	12.5	25	16,931	0.13	49	2.224	830	71	26,674
43	30M-1	287.9	12.5	12.5	25	16,552	0.59	145	9.733	2,397	313	77,060
43	79M-1	1042.3	12.5	12.5	25	59,931	1.43	122	85.925	7,325	2,763	235,505
43	87M-1	838.1	12.5	12.5	25	48,190	0.47	78	22.707	3,756	730	120,754
43	96M-1	79.8	12.5	12.5	25	4,590	0.12	44	0.549	203	18	6,542
43	96M-2	188.9	12.5	12.5	25	10,862	0.56	57	6.083	619	196	19,906
43	96M-3	574.9	12.5	12.5	25	33,056	1.50	73	49.692	2,409	1,598	77,443
						756,627	1.05	62	795.171	46,925	25,566	1,508,691
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
43	196ID-1	420.6	12.5	12.5	25	24,187	1.22	80	29.446	1,924	947	61,858
43	196ID-2	112.1	12.5	12.5	25	6,448	0.71	31	4.554	200	146	6,426
43	196ID-3	112.1	12.5	12.5	25	6,448	0.84	5	5.414	32	174	1,037
43	196ID-4	111.7	12.5	12.5	25	6,421	0.58	2	3.711	15	119	482
43	108ID-1	112.0	12.5	12.5	25	6,438	0.17	65	1.109	421	36	13,523
43	108ID-2	255.6	12.5	12.5	25	14,697	0.17	65	2.533	960	81	30,872
43	108ID-3	757.6	12.5	12.5	25	43,561	0.36	56	15.464	2,426	497	77,992
43	108ID-4	232.9	12.5	12.5	25	13,389	0.39	26	5.208	348	167	11,192
43	108ID-5	158.3	12.5	12.5	25	9,102	0.51	17	4.597	157	148	5,033
43	232ID-1	148.5	12.5	12.5	25	8,541	1.00	69	8.521	589	274	18,948
43	232ID-2	148.5	12.5	12.5	25	8,541	1.00	69	8.521	589	274	18,948
43	256ID-1	146.9	12.5	12.5	25	8,449	0.21	106	1.783	896	57	28,794
43	256ID-2	146.9	12.5	12.5	25	8,449	0.21	106	1.783	896	57	28,794
43	256ID-3	147.2	12.5	12.5	25	8,466	0.13	49	1.112	415	36	13,337
43	256ID-4	147.2	12.5	12.5	25	8,466	0.13	49	1.112	415	36	13,337
						181,601	0.52	57	94.868	10,282	3,050	330,573

28/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
43	196IF-1	834.8	12.5	12.5	25	47,998	1.22	80	58.436	3,818	1,879	122,755
43	196IF-2	224.3	12.5	12.5	25	12,895	0.71	31	9.108	400	293	12,853
43	196IF-3	224.3	12.5	12.5	25	12,895	0.84	5	10.828	64	348	2,073
43	196IF-4	225.0	12.5	12.5	25	12,940	0.58	2	7.479	30	240	971
43	108IF-1	131.4	12.5	12.5	25	7,555	0.17	65	1.302	494	42	15,870
43	108IF-2	658.8	12.5	12.5	25	37,879	0.36	56	13.447	2,109	432	67,819
43	108IF-3	214.3	12.5	12.5	25	12,321	0.39	26	4.793	320	154	10,300
43	108IF-4	315.5	12.5	12.5	25	18,142	0.51	17	9.162	312	295	10,033
43	232IF-1	41.4	12.5	12.5	25	2,382	1.00	69	2.377	164	76	5,285
43	232IF-2	297.7	12.5	12.5	25	17,119	1.00	69	17.079	1,181	549	37,978
43	256IF-1	237.2	12.5	12.5	25	13,639	0.21	106	2.878	1,446	93	46,483
43	256IF-2	60.7	12.5	12.5	25	3,489	0.21	106	0.736	370	24	11,891
43	256IF-3	77.6	12.5	12.5	25	4,464	0.13	49	0.586	219	19	7,032
43	256IF-4	294.5	12.5	12.5	25	16,931	0.13	49	2.224	830	71	26,674
						220,651	0.64	53	140.435	11,757	4,515	378,016

SECTION 43
MEASURED						756,627	1.05	62	795.171	46,925	25,566	1,508,691
INDICATED						181,601	0.52	57	94.868	10,282	3,050	330,573
MEASURED+INDICATED						938,228	0.95	61	890.039	57,207	28,616	1,839,264
INFERRED						220,651	0.64	53	140.435	11,757	4,515	378,016

RUNNING TOTAL
MEASURED						10,169,284	0.92	58	9,308.624	592,457	299,283	19,048,204
INDICATED						3,468,004	0.84	49	2,926.516	169,018	94,091	5,434,139
MEASURED+INDICATED						13,637,287	0.90	56	12,235.140	761,475	393,374	24,482,344
INFERRED						6,123,165	0.97	44	5,920.538	267,065	190,352	8,586,449

29/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
44	107M-1	525.1	12.5	12.5	25	30,195	0.66	23	19.909	684	640	22,005
44	107M-2	265.1	12.5	12.5	25	15,244	0.22	48	3.283	737	106	23,689
44	107M-3	299.3	12.5	12.5	25	17,211	0.18	36	3.087	614	99	19,737
44	107M-4	453.3	12.5	12.5	25	26,065	0.35	21	9.010	556	290	17,878
44	107M-5	287.7	12.5	12.5	25	16,544	0.20	37	3.287	618	106	19,859
44	107M-6	467.5	12.5	12.5	25	26,879	0.69	47	18.540	1,250	596	40,186
44	110M-1	319.9	12.5	12.5	25	18,393	0.51	54	9.467	1,000	304	32,161
44	110M-2	66.8	12.5	12.5	25	3,841	0.10	53	0.384	202	12	6,504
44	110M-3	196.3	12.5	12.5	25	11,285	0.99	107	11.163	1,207	359	38,822
44	110M-4	231.4	12.5	12.5	25	13,304	0.31	57	4.171	762	134	24,498
44	129M-1	86.6	12.5	12.5	25	4,978	0.07	39	0.330	195	11	6,281
44	129M-2	61.8	12.5	12.5	25	3,555	0.17	67	0.596	237	19	7,620
44	129M-3	119.6	12.5	12.5	25	6,876	0.86	48	5.922	327	190	10,500
44	129M-4	32.0	12.5	12.5	25	1,839	0.80	20	1.467	36	47	1,163
44	129M-5	33.1	12.5	12.5	25	1,903	2.83	42	5.392	80	173	2,570
44	129M-6	58.0	12.5	12.5	25	3,334	0.04	60	0.149	199	5	6,388
44	13M-1	620.6	12.5	12.5	25	35,685	1.41	37	50.286	1,331	1,617	42,789
44	147M-1	172.4	12.5	12.5	25	9,915	0.28	80	2.748	797	88	25,630
44	147M-2	356.2	12.5	12.5	25	20,479	0.48	51	9.886	1,042	318	33,486
44	147M-3	146.7	12.5	12.5	25	8,434	0.72	15	6.078	124	195	3,977
44	147M-4	189.5	12.5	12.5	25	10,897	0.20	43	2.139	469	69	15,066
44	147M-5	237.1	12.5	12.5	25	13,633	0.13	49	1.813	665	58	21,380
44	147M-6	221.8	12.5	12.5	25	12,753	1.28	47	16.337	599	525	19,271
44	162M-1	175.9	12.5	12.5	25	10,114	0.09	43	0.927	438	30	14,092
44	162M-2	468.6	12.5	12.5	25	26,945	0.38	70	10.162	1,890	327	60,751
44	162M-3	177.4	12.5	12.5	25	10,200	0.99	5	10.085	54	324	1,749
44	171M-1	103.2	12.5	12.5	25	5,935	0.45	36	2.657	216	85	6,933
44	171M-2	140.8	12.5	12.5	25	8,094	0.62	49	5.021	397	161	12,752
44	171M-3	142.4	12.5	12.5	25	8,187	0.02	36	0.168	295	5	9,476
44	171M-4	248.8	12.5	12.5	25	14,305	0.03	37	0.376	531	12	17,083
44	171M-5	200.1	12.5	12.5	25	11,508	0.05	39	0.531	447	17	14,368
44	171M-6	316.0	12.5	12.5	25	18,173	0.08	58	1.403	1,062	45	34,153
44	171M-7	267.1	12.5	12.5	25	15,357	0.57	20	8.748	309	281	9,937
44	242M-1	293.0	12.5	12.5	25	16,845	0.02	61	0.393	1,022	13	32,856
44	31M-1	1340.6	12.5	12.5	25	77,087	0.61	66	46.766	5,093	1,504	163,742
44	67M-1	108.7	12.5	12.5	25	6,247	0.38	33	2.389	206	77	6,628
44	67M-2	122.5	12.5	12.5	25	7,042	0.28	83	1.972	585	63	18,793
44	67M-3	646.1	12.5	12.5	25	37,154	0.81	106	30.175	3,920	970	126,023
44	67M-4	727.4	12.5	12.5	25	41,826	0.14	45	6.009	1,893	193	60,850
44	70M-1	436.1	12.5	12.5	25	25,076	0.09	56	2.152	1,402	69	45,069
44	70M-2	384.1	12.5	12.5	25	22,083	0.16	73	3.575	1,601	115	51,476
44	98M-1	1171.4	12.5	12.5	25	67,354	0.62	47	41.942	3,159	1,348	101,563
44	99M-1	88.9	12.5	12.5	25	5,109	0.25	80	1.290	407	41	13,075
44	99M-2	57.5	12.5	12.5	25	3,305	2.30	63	7.615	209	245	6,722
44	99M-3	83.9	12.5	12.5	25	4,827	1.30	53	6.288	254	202	8,173
44	99M-4	111.2	12.5	12.5	25	6,396	0.10	52	0.657	334	21	10,744
44	99M-5	89.1	12.5	12.5	25	5,124	1.32	6	6.766	31	218	988
						767,539	0.50	51	383.506	39,484	12,330	1,269,455
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
44	242ID-1	146.5	12.5	12.5	25	8,423	0.02	61	0.197	511	6	16,429
44	242ID-2	146.5	12.5	12.5	25	8,423	0.02	61	0.197	511	6	16,429
44	107ID-1	191.5	12.5	12.5	25	11,013	0.69	47	7.596	512	244	16,464
44	107ID-2	110.7	12.5	12.5	25	6,366	0.69	47	4.391	296	141	9,517
44	107ID-3	112.7	12.5	12.5	25	6,480	0.66	23	4.273	147	137	4,723
						40,705	0.41	49	16.653	1,977	535	63,563

30/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
44	242IF-1	292.9	12.5	12.5	25	16,844	0.02	61	0.393	1,022	13	32,853
44	242IF-2	292.9	12.5	12.5	25	16,844	0.02	61	0.393	1,022	13	32,853
44	242IF-3	1171.7	37.5	-12.5	25	67,375	0.02	61	1.572	4,087	51	131,415
44	107IF-1	223.8	12.5	12.5	25	12,868	0.69	47	8.876	598	285	19,238
44	107IF-2	227.1	12.5	12.5	25	13,061	0.66	23	8.611	296	277	9,518
						126,990	0.16	55	19.845	7,025	638	225,877

SECTION 44
MEASURED						767,539	0.50	51	383.506	39,484	12,330	1,269,455
INDICATED						40,705	0.41	49	16.653	1,977	535	63,563
MEASURED+INDICATED						808,245	0.50	51	400.158	41,461	12,866	1,333,018
INFERRED						126,990	0.16	55	19.845	7,025	638	225,877

RUNNING TOTAL
MEASURED						10,936,823	0.89	58	9,692.129	631,941	311,614	20,317,660
INDICATED						3,508,709	0.84	49	2,943.169	170,995	94,626	5,497,702
MEASURED+INDICATED						14,445,532	0.87	56	12,635.298	802,936	406,240	25,815,362
INFERRED						6,250,155	0.95	44	5,940.383	274,090	190,990	8,812,327

31/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
45	D02M-1	152.1	12.5	12.5	25	8,744	1.20	66	10.510	577	338	18,555
45	D07M-1	81.5	12.5	12.5	25	4,686	0.34	16	1.603	77	52	2,461
45	D07M-2	152.9	12.5	12.5	25	8,790	0.13	41	1.158	360	37	11,587
45	D07M-3	215.6	12.5	12.5	25	12,395	0.65	10	8.019	127	258	4,099
45	D07M-4	361.9	12.5	12.5	25	20,810	0.55	30	11.412	620	367	19,938
45	D07M-5	222.7	12.5	12.5	25	12,805	0.65	22	8.280	286	266	9,194
45	D08M-1	76.1	12.5	12.5	25	4,378	0.02	46	0.085	201	3	6,475
45	D08M-2	88.9	12.5	12.5	25	5,112	0.05	46	0.268	237	9	7,615
45	D12M-1	84.9	12.5	12.5	25	4,880	0.58	48	2.846	236	92	7,594
45	24M-1	368.7	12.5	12.5	25	21,197	0.50	104	10.581	2,199	340	70,708
45	24M-2	253.1	12.5	12.5	25	14,551	1.91	235	27.749	3,414	892	109,754
45	49M-1	45.0	12.5	12.5	25	2,590	0.33	56	0.857	144	28	4,635
45	49M-2	324.3	12.5	12.5	25	18,648	0.15	53	2.877	986	93	31,707
45	49M-3	206.1	12.5	12.5	25	11,848	0.64	64	7.596	758	244	24,380
45	49M-4	130.9	12.5	12.5	25	7,525	0.46	22	3.452	168	111	5,403
45	49M-5	198.5	12.5	12.5	25	11,414	0.18	47	1.997	532	64	17,101
45	49M-6	155.9	12.5	12.5	25	8,962	0.12	42	1.093	373	35	12,006
45	50M-1	725.3	12.5	12.5	25	41,703	0.24	65	9.902	2,711	318	87,152
45	50M-2	191.1	12.5	12.5	25	10,989	0.12	37	1.283	407	41	13,072
45	50M-3	335.4	12.5	12.5	25	19,283	0.10	43	1.953	821	63	26,393
45	50M-4	1204.5	12.5	12.5	25	69,259	0.72	58	49.892	4,030	1,604	129,557
45	75M-1	131.8	12.5	12.5	25	7,581	0.44	39	3.333	296	107	9,505
45	75M-2	127.3	12.5	12.5	25	7,318	0.10	67	0.734	493	24	15,842
45	75M-3	232.0	12.5	12.5	25	13,337	0.20	70	2.603	929	84	29,874
45	75M-4	283.5	12.5	12.5	25	16,300	1.42	172	23.208	2,809	746	90,312
45	75M-5	302.5	12.5	12.5	25	17,396	0.11	62	1.983	1,081	64	34,746
45	76M-1	79.2	12.5	12.5	25	4,551	0.41	53	1.851	240	60	7,719
45	76M-2	580.0	12.5	12.5	25	33,351	1.26	166	42.113	5,542	1,354	178,174
45	88M-1	260.7	12.5	12.5	25	14,988	0.32	55	4.772	817	153	26,262
45	88M-2	450.0	12.5	12.5	25	25,877	0.66	181	17.073	4,692	549	150,867
45	88M-3	303.7	12.5	12.5	25	17,464	0.24	65	4.270	1,135	137	36,496
45	92M-1	210.6	12.5	12.5	25	12,109	0.40	42	4.883	503	157	16,156
45	92M-2	148.4	12.5	12.5	25	8,533	0.09	40	0.757	338	24	10,883
45	92M-3	113.8	12.5	12.5	25	6,546	0.14	84	0.943	550	30	17,679
45	92M-4	718.5	12.5	12.5	25	41,314	0.67	76	27.853	3,141	896	101,000
45	93M-1	63.9	12.5	12.5	25	3,673	0.10	51	0.349	189	11	6,062
45	93M-2	305.7	12.5	12.5	25	17,580	0.19	48	3.392	844	109	27,130
45	93M-3	154.5	12.5	12.5	25	8,881	0.07	39	0.650	345	21	11,079
45	93M-4	428.8	12.5	12.5	25	24,655	0.07	43	1.775	1,055	57	33,909
45	93M-5	461.6	12.5	12.5	25	26,544	0.24	44	6.329	1,168	203	37,551
45	100M-1	107.1	12.5	12.5	25	6,155	1.77	93	10.868	572	349	18,405
45	100M-2	89.6	12.5	12.5	25	5,153	0.04	39	0.209	199	7	6,395
45	114M-1	24.0	12.5	12.5	25	1,378	0.43	55	0.595	75	19	2,422
45	114M-2	87.7	12.5	12.5	25	5,045	0.12	55	0.591	277	19	8,903
45	114M-3	249.5	12.5	12.5	25	14,347	0.53	79	7.672	1,128	247	36,261
45	115M-1	74.0	12.5	12.5	25	4,257	0.37	68	1.594	288	51	9,262
45	115M-2	65.7	12.5	12.5	25	3,775	0.10	42	0.388	157	12	5,057
45	115M-3	226.3	12.5	12.5	25	13,015	0.91	120	11.836	1,558	381	50,093
45	115M-4	33.1	12.5	12.5	25	1,903	0.10	61	0.191	116	6	3,745
45	115M-5	61.2	12.5	12.5	25	3,517	1.07	59	3.762	206	121	6,634
45	119M-1	111.8	12.5	12.5	25	6,430	0.23	56	1.497	362	48	11,628
45	163M-1	270.7	12.5	12.5	25	15,566	0.28	54	4.424	844	142	27,140
45	163M-2	29.0	12.5	12.5	25	1,666	0.31	73	0.521	122	17	3,927
45	166M-1	184.8	12.5	12.5	25	10,626	0.32	48	3.365	508	108	16,342
45	166M-2	68.2	12.5	12.5	25	3,923	0.11	40	0.430	157	14	5,045
45	174M-1	168.1	12.5	12.5	25	9,668	0.38	75	3.698	727	119	23,364
45	174M-2	56.7	12.5	12.5	25	3,258	0.64	70	2.081	227	67	7,298
						738,248	0.50	72	366.009	52,955	11,768	1,702,556

32/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
45	88ID-1	413.9	12.5	12.5	25	23,800	0.66	181	15.703	4,316	505	138,756
45	88ID-2	227.9	12.5	12.5	25	13,106	0.24	65	3.204	852	103	27,390
45	D07ID-1	111.3	12.5	12.5	25	6,402	0.65	22	4.140	143	133	4,597
45	D07ID-2	111.3	12.5	12.5	25	6,402	0.65	22	4.140	143	133	4,597
45	D02ID-1	102.7	12.5	12.5	25	5,904	1.20	66	7.096	390	228	12,527
45	100ID-1	98.6	12.5	12.5	25	5,669	1.77	93	10.010	527	322	16,951
						61,283	0.72	104	44.293	6,370	1,424	204,817

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
45	88IF-1	211.5	12.5	12.5	25	12,164	0.24	65	2.974	791	96	25,420
45	D07IF-1	222.7	12.5	12.5	25	12,805	0.65	22	8.280	286	266	9,194
45	D07IF-2	222.7	12.5	12.5	25	12,805	0.65	22	8.280	286	266	9,194
45	100IF-1	197.2	12.5	12.5	25	11,339	1.77	93	20.021	1,055	644	33,905
						49,112	0.81	49	39.556	2,417	1,272	77,714

SECTION 45
MEASURED						738,248	0.50	72	366.009	52,955	11,768	1,702,556
INDICATED						61,283	0.72	104	44.293	6,370	1,424	204,817
MEASURED+INDICATED						799,531	0.51	74	410.302	59,325	13,192	1,907,373
INFERRED						49,112	0.81	49	39.556	2,417	1,272	77,714

RUNNING TOTAL
MEASURED						11,675,071	0.86	59	10,058.138	684,896	323,381	22,020,216
INDICATED						3,569,992	0.84	50	2,987.462	177,366	96,050	5,702,520
MEASURED+INDICATED						15,245,063	0.86	57	13,045.600	862,261	419,432	27,722,735
INFERRED						6,299,267	0.95	44	5,979.939	276,507	192,262	8,890,041

33/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
46	D01M-1	248.7	12.5	12.5	25	14,300	2.86	222	40.910	3,167	1,315	101,838
46	D01M-2	298.5	12.5	12.5	25	17,165	0.68	21	11.723	354	377	11,368
46	D02M-1	56.3	12.5	12.5	25	3,240	0.17	45	0.535	147	17	4,722
46	D03M-1	71.1	12.5	12.5	25	4,089	0.55	184	2.230	752	72	24,191
46	D03M-2	236.6	12.5	12.5	25	13,602	0.13	70	1.720	958	55	30,815
46	D03M-3	140.0	12.5	12.5	25	8,051	0.85	101	6.850	813	220	26,145
46	D03M-4	306.6	12.5	12.5	25	17,630	0.08	40	1.492	712	48	22,886
46	D06M-1	364.2	12.5	12.5	25	20,943	0.19	45	4.005	952	129	30,612
46	D06M-2	63.5	12.5	12.5	25	3,648	2.43	41	8.872	151	285	4,848
46	D07M-1	115.1	12.5	12.5	25	6,616	0.33	45	2.150	296	69	9,530
46	D07M-2	99.6	12.5	12.5	25	5,727	0.05	41	0.288	235	9	7,549
46	D08M-1	38.5	12.5	12.5	25	2,213	0.52	10	1.158	23	37	735
46	D09M-1	46.5	12.5	12.5	25	2,673	0.37	149	0.986	398	32	12,803
46	D10M-1	63.8	12.5	12.5	25	3,666	0.21	48	0.753	175	24	5,618
46	D10M-2	230.3	12.5	12.5	25	13,243	0.16	63	2.165	840	70	26,994
46	D12M-1	71.8	12.5	12.5	25	4,129	0.07	37	0.290	153	9	4,911
46	103M-1	259.1	12.5	12.5	25	14,900	2.05	64	30.569	956	983	30,739
46	103M-2	275.7	12.5	12.5	25	15,852	1.76	8	27.918	124	898	3,975
46	103M-3	405.4	12.5	12.5	25	23,308	0.39	4	9.055	103	291	3,310
46	103M-4	483.4	12.5	12.5	25	27,798	0.49	4	13.728	102	441	3,277
46	119M-1	58.6	12.5	12.5	25	3,367	0.20	53	0.674	177	22	5,702
46	119M-2	283.4	12.5	12.5	25	16,293	0.79	155	12.811	2,532	412	81,404
46	127M-1	65.4	12.5	12.5	25	3,760	0.38	50	1.429	189	46	6,085
46	127M-2	75.0	12.5	12.5	25	4,313	0.16	45	0.706	193	23	6,194
46	127M-3	767.6	12.5	12.5	25	44,136	0.60	3	26.280	152	845	4,878
46	26M-1	94.5	12.5	12.5	25	5,431	0.11	40	0.579	217	19	6,984
46	26M-2	198.3	12.5	12.5	25	11,404	0.10	60	1.175	689	38	22,146
46	26M-3	1132.1	12.5	12.5	25	65,098	1.54	95	100.360	6,190	3,227	199,009
46	28M-1	121.5	12.5	12.5	25	6,987	0.37	60	2.608	417	84	13,403
46	28M-2	381.5	12.5	12.5	25	21,937	0.46	127	10.067	2,788	324	89,653
46	28M-3	218.8	12.5	12.5	25	12,582	0.16	65	1.975	823	64	26,456
46	42M-1	85.5	12.5	12.5	25	4,915	0.64	50	3.140	243	101	7,823
46	42M-2	241.7	12.5	12.5	25	13,900	0.05	49	0.690	679	22	21,829
46	42M-3	261.8	12.5	12.5	25	15,053	0.81	31	12.256	467	394	15,003
46	42M-4	112.0	12.5	12.5	25	6,440	3.10	36	19.986	234	643	7,523
46	46M-1	260.8	12.5	12.5	25	14,996	0.21	168	3.176	2,525	102	81,194
46	46M-2	164.3	12.5	12.5	25	9,446	0.10	45	0.941	425	30	13,666
46	46M-3	99.2	12.5	12.5	25	5,703	0.21	41	1.173	232	38	7,444
46	46M-4	178.6	12.5	12.5	25	10,269	0.01	40	0.144	411	5	13,206
46	46M-5	65.3	12.5	12.5	25	3,755	0.32	37	1.210	137	39	4,418
46	46M-6	210.6	12.5	12.5	25	12,108	0.51	3	6.140	33	197	1,071
46	46M-7	174.5	12.5	12.5	25	10,032	0.49	3	4.941	30	159	968
46	46M-8	338.3	12.5	12.5	25	19,455	0.45	2	8.677	39	279	1,251
46	64M-1	92.5	12.5	12.5	25	5,317	0.52	7	2.747	35	88	1,140
46	64M-2	127.2	12.5	12.5	25	7,313	0.46	119	3.346	868	108	27,922
46	64M-3	950.5	12.5	12.5	25	54,651	0.84	102	45.662	5,595	1,468	179,876
46	74M-1	219.8	12.5	12.5	25	12,641	0.12	57	1.504	721	48	23,166
46	74M-2	380.9	12.5	12.5	25	21,899	0.17	62	3.789	1,366	122	43,917
46	74M-3	1114.6	12.5	12.5	25	64,090	0.69	144	44.127	9,254	1,419	297,527
46	78M-1	161.6	12.5	12.5	25	9,291	0.27	95	2.523	881	81	28,329
46	78M-2	513.3	12.5	12.5	25	29,516	0.97	140	28.565	4,126	918	132,655
46	89M-1	139.2	12.5	12.5	25	8,005	0.34	50	2.698	400	87	12,869
46	89M-2	698.3	12.5	12.5	25	40,154	0.46	98	18.398	3,942	592	126,753
46	91M-1	362.1	12.5	12.5	25	20,819	0.23	58	4.729	1,215	152	39,061
46	91M-2	70.4	12.5	12.5	25	4,047	0.21	36	0.838	144	27	4,641
46	91M-3	452.7	12.5	12.5	25	26,029	0.40	63	10.512	1,631	338	52,429
46	91M-4	856.2	12.5	12.5	25	49,231	1.70	34	83.914	1,689	2,698	54,291
						897,176	0.72	70	641.887	63,100	20,637	2,028,753

34/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
46	D01ID-1	195.2	12.5	12.5	25	11,226	0.68	21	7.667	231	247	7,435
46	D01ID-2	101.3	12.5	12.5	25	5,825	0.68	21	3.978	120	128	3,858
46	89ID-1	315.1	12.5	12.5	25	18,118	0.46	98	8.301	1,779	267	57,193
46	D03ID-1	118.4	12.5	12.5	25	6,809	0.85	101	5.793	688	186	22,110
46	D03ID-2	277.7	12.5	12.5	25	15,968	0.08	40	1.351	645	43	20,728
46	91ID-1	335.6	12.5	12.5	25	19,298	1.70	34	32.893	662	1,058	21,281
46	103ID-1	247.9	12.5	12.5	25	14,254	2.05	64	29.245	915	940	29,407
46	103ID-2	297.4	12.5	12.5	25	17,100	0.49	4	8.444	63	272	2,016
46	127ID-1	724.2	12.5	12.5	25	41,640	0.60	3	24.794	143	797	4,602
46	46ID-1	169.2	12.5	12.5	25	9,728	0.49	3	4.791	29	154	938
46	46ID-2	169.2	12.5	12.5	25	9,727	0.45	2	4.338	19	139	625
46	46ID-3	169.2	12.5	12.5	25	9,727	0.45	2	4.338	19	139	625
						179,420	0.76	30	135.936	5,313	4,370	170,819

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m SE,m Length,m			Tonnes	Au	Ag	Au	Ag	Au	Ag
46	D01IF-1	137.2	12.5	12.5	25	7,891	0.68	21	5.390	163	173	5,226
46	103IF-1	991.6	12.5	12.5	25	57,015	2.05	64	116.976	3,658	3,761	117,624
46	103IF-2	356.6	12.5	12.5	25	20,502	0.49	4	10.125	75	326	2,417
46	127IF-1	2888.2	12.5	12.5	25	166,073	0.60	3	98.886	571	3,179	18,354
46	46IF-1	676.8	12.5	12.5	25	38,914	0.49	3	19.165	117	616	3,753
46	46IF-2	676.7	12.5	12.5	25	38,910	0.45	2	17.354	78	558	2,502
46	46IF-3	676.7	12.5	12.5	25	38,910	0.45	2	17.354	78	558	2,502
						368,215	0.77	13	285.249	4,739	9,171	152,380

SECTION 46
MEASURED						897,176	0.72	70	641.887	63,100	20,637	2,028,753
INDICATED						179,420	0.76	30	135.936	5,313	4,370	170,819
MEASURED+INDICATED						1,076,596	0.72	64	777.822	68,413	25,008	2,199,573
INFERRED						368,215	0.77	13	285.249	4,739	9,171	152,380

RUNNING TOTAL
MEASURED						12,572,247	0.85	59	10,700.025	747,996	344,019	24,048,969
INDICATED						3,749,412	0.83	49	3,123.397	182,679	100,421	5,873,339
MEASURED+INDICATED						16,321,659	0.85	57	13,823.422	930,675	444,440	29,922,308
INFERRED						6,667,483	0.94	42	6,265.188	281,247	201,433	9,042,420
35/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

	Measured bulk density, Tonnes/M³				2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
47	D01M-1	217.5	12.5	12.5	25	12,508	0.01	49	0.148	613	5	19,705
47	D02M-1	184.8	12.5	12.5	25	10,629	0.25	149	2.663	1,588	86	51,057
47	D02M-2	89.4	12.5	12.5	25	5,140	0.12	112	0.596	577	19	18,554
47	D03M-1	43.5	12.5	12.5	25	2,501	0.24	61	0.588	152	19	4,879
47	D03M-2	87.1	12.5	12.5	25	5,007	0.27	127	1.329	637	43	20,465
47	D04M-1	96.3	12.5	12.5	25	5,535	0.14	38	0.771	208	25	6,674
47	D04M-2	55.0	12.5	12.5	25	3,165	4.59	181	14.537	573	467	18,417
47	D05M-1	528.7	12.5	12.5	25	30,398	2.15	213	65.431	6,484	2,104	208,463
47	D05M-2	221.1	12.5	12.5	25	12,714	0.10	83	1.307	1,060	42	34,092
47	D06M-1	67.1	12.5	12.5	25	3,861	0.22	42	0.853	163	27	5,255
47	D07M-1	36.2	12.5	12.5	25	2,083	1.31	30	2.733	62	88	1,987
47	D08M-1	19.8	12.5	12.5	25	1,141	1.57	143	1.794	163	58	5,233
47	D08M-2	48.9	12.5	12.5	25	2,810	0.18	72	0.506	202	16	6,504
47	D09M-1	385.1	12.5	12.5	25	22,143	0.28	103	6.124	2,288	197	73,566
47	D09M-2	285.8	12.5	12.5	25	16,433	0.26	110	4.263	1,812	137	58,243
47	10M-1	289.8	12.5	12.5	25	16,664	0.58	55	9.717	910	312	29,246
47	10M-2	78.1	12.5	12.5	25	4,488	1.97	130	8.826	585	284	18,806
47	11M-1	94.7	12.5	12.5	25	5,447	0.34	36	1.870	194	60	6,252
47	11M-2	199.6	12.5	12.5	25	11,478	0.58	48	6.621	549	213	17,662
47	11M-3	144.6	12.5	12.5	25	8,316	0.51	20	4.227	167	136	5,374
47	11M-4	175.1	12.5	12.5	25	10,068	0.47	2	4.698	17	151	550
47	136M-1	93.1	12.5	12.5	25	5,353	0.12	56	0.626	302	20	9,695
47	136M-2	91.2	12.5	12.5	25	5,241	0.38	104	1.988	544	64	17,483
47	136M-3	633.7	12.5	12.5	25	36,437	0.20	127	7.127	4,635	229	149,014
47	136M-4	68.1	12.5	12.5	25	3,918	0.36	115	1.398	449	45	14,445
47	136M-5	197.2	12.5	12.5	25	11,342	0.27	62	3.071	698	99	22,426
47	136M-6	133.1	12.5	12.5	25	7,656	0.37	8	2.802	64	90	2,051
47	19M-1	26.5	12.5	12.5	25	1,525	0.64	46	0.968	70	31	2,250
47	19M-2	147.1	12.5	12.5	25	8,460	0.73	8	6.176	65	199	2,094
47	19M-3	181.3	12.5	12.5	25	10,425	0.35	4	3.683	40	118	1,274
47	19M-4	584.7	12.5	12.5	25	33,620	3.79	12	127.307	417	4,093	13,403
47	19M-5	929.7	12.5	12.5	25	53,458	2.89	7	154.338	398	4,962	12,784
47	23M-1	95.0	12.5	12.5	25	5,460	0.29	68	1.577	371	51	11,937
47	23M-2	980.9	12.5	12.5	25	56,399	1.27	84	71.360	4,758	2,294	152,985
47	29M-1	118.4	12.5	12.5	25	6,811	0.12	59	0.826	398	27	12,810
47	29M-2	1094.3	12.5	12.5	25	62,921	0.08	53	4.792	3,320	154	106,752
47	43M-1	61.9	12.5	12.5	25	3,560	0.23	40	0.801	142	26	4,550
47	43M-2	182.6	12.5	12.5	25	10,498	0.75	12	7.899	125	254	4,016
47	43M-3	211.4	12.5	12.5	25	12,156	2.53	10	30.694	122	987	3,908
47	43M-4	140.9	12.5	12.5	25	8,104	0.64	27	5.160	219	166	7,035
47	90M-1	429.4	12.5	12.5	25	24,690	0.29	124	7.245	3,069	233	98,658
47	90M-2	1114.3	12.5	12.5	25	64,074	0.21	90	13.764	5,746	443	184,743
47	94M-1	72.9	12.5	12.5	25	4,194	0.46	95	1.943	398	62	12,810
47	94M-2	81.8	12.5	12.5	25	4,705	0.05	47	0.254	221	8	7,109
47	94M-3	908.4	12.5	12.5	25	52,232	4.85	159	253.170	8,305	8,140	267,011
47	94M-4	1813.2	12.5	12.5	25	104,260	1.17	12	121.614	1,260	3,910	40,504
47	95M-1	316.6	12.5	12.5	25	18,203	0.37	98	6.815	1,782	219	57,295
47	95M-2	93.8	12.5	12.5	25	5,394	1.47	14	7.930	76	255	2,428
47	95M-3	566.4	12.5	12.5	25	32,569	1.21	31	39.464	1,021	1,269	32,842
47	95M-4	1980.5	12.5	12.5	25	113,876	1.45	25	165.519	2,884	5,322	92,708
						960,068	1.24	63	1,189.915	60,900	38,257	1,958,009

36/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
47	D05ID-1	91.7	12.5	12.5	25	5,270	0.10	83	0.542	440	17	14,132
47	90ID-1	561.4	12.5	12.5	25	32,279	0.21	90	6.934	2,895	223	93,070
47	19ID-1	113.8	12.5	12.5	25	6,545	0.73	8	4.778	50	154	1,620
47	19ID-2	138.8	12.5	12.5	25	7,981	0.35	4	2.820	30	91	975
47	19ID-3	549.7	12.5	12.5	25	31,608	3.79	12	119.689	392	3,848	12,601
47	43ID-1	201.1	12.5	12.5	25	11,562	2.53	10	29.193	116	939	3,717
47	43ID-2	117.6	12.5	12.5	25	6,760	0.64	27	4.304	183	138	5,868
						102,004	1.65	40	168.259	4,105	5,410	131,984

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
47	19IF-1	455.2	12.5	12.5	25	26,177	0.73	8	19.109	202	614	6,480
47	19IF-2	2195.7	12.5	12.5	25	126,252	3.79	12	478.075	1,566	15,371	50,334
47	43IF-1	802.3	12.5	12.5	25	46,134	2.53	10	116.487	461	3,745	14,832
47	43IF-2	470.2	12.5	12.5	25	27,038	0.64	27	17.214	730	553	23,471
						225,601	2.80	13	630.885	2,958	20,284	95,118

SECTION 47
MEASURED						960,068	1.24	63	1,189.915	60,900	38,257	1,958,009
INDICATED						102,004	1.65	40	168.259	4,105	5,410	131,984
MEASURED+INDICATED						1,062,072	1.28	61	1,358.174	65,005	43,667	2,089,993
INFERRED						225,601	2.80	13	630.885	2,958	20,284	95,118

RUNNING TOTAL
MEASURED						13,532,315	0.88	60	11,889.939	808,896	382,276	26,006,978
INDICATED						3,851,416	0.85	48	3,291.656	186,784	105,831	6,005,323
MEASURED+INDICATED						17,383,732	0.87	57	15,181.596	995,680	488,107	32,012,300
INFERRED						6,893,083	1.00	41	6,896.074	284,205	221,717	9,137,538

37/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
48	L01M-1	544.6	12.5	12.5	25	31,317	0.18	108	5.512	3,395	177	109,146
48	D01M-1	249.7	12.5	12.5	25	14,356	1.39	527	19.917	7,560	640	243,058
48	D01M-2	269.2	12.5	12.5	25	15,482	0.18	134	2.765	2,075	89	66,699
48	D02M-1	45.6	12.5	12.5	25	2,622	0.18	51	0.478	135	15	4,328
48	D02M-2	167.0	12.5	12.5	25	9,602	1.04	330	10.014	3,169	322	101,872
48	D03M-1	45.9	12.5	12.5	25	2,641	0.05	69	0.143	181	5	5,831
48	D05M-3	497.9	12.5	12.5	25	28,630	0.36	119	10.313	3,403	332	109,405
48	09M-1	390.7	12.5	12.5	25	22,465	0.83	239	18.627	5,371	599	172,675
48	09M-2	93.2	12.5	12.5	25	5,357	0.38	40	2.045	212	66	6,803
48	156M-1	3462.5	12.5	12.5	25	199,095	1.53	59	303.768	11,747	9,767	377,668
48	165M-1	115.2	12.5	12.5	25	6,626	0.38	31	2.528	207	81	6,657
48	165M-2	1429.3	12.5	12.5	25	82,182	1.14	30	93.976	2,443	3,021	78,539
48	172M-1	57.3	12.5	12.5	25	3,292	0.35	15	1.142	49	37	1,588
48	172M-2	411.2	12.5	12.5	25	23,645	2.13	6	50.400	132	1,620	4,257
48	22M-1	53.7	12.5	12.5	25	3,087	0.06	47	0.181	144	6	4,640
48	25M-1	1883.1	12.5	12.5	25	108,279	0.61	89	65.973	9,643	2,121	310,034
48	44M-1	71.7	12.5	12.5	25	4,123	0.91	23	3.752	96	121	3,093
48	44M-2	114.7	12.5	12.5	25	6,595	0.42	10	2.759	68	89	2,191
48	44M-3	124.4	12.5	12.5	25	7,151	0.81	28	5.792	198	186	6,361
48	45M-1	220.5	12.5	12.5	25	12,677	1.01	18	12.825	224	412	7,201
48	45M-2	223.0	12.5	12.5	25	12,822	0.36	12	4.573	150	147	4,809
48	77M-1	161.1	12.5	12.5	25	9,265	0.03	46	0.321	429	10	13,802
48	77M-2	180.9	12.5	12.5	25	10,399	0.06	47	0.603	487	19	15,659
48	77M-3	76.7	12.5	12.5	25	4,408	3.28	1512	14.455	6,665	465	214,279
48	77M-4	952.9	12.5	12.5	25	54,791	0.16	131	8.526	7,172	274	230,594
48	83M-1	115.8	12.5	12.5	25	6,658	0.09	49	0.608	328	20	10,561
48	83M-2	107.9	12.5	12.5	25	6,203	0.69	126	4.268	782	137	25,131
48	83M-3	563.8	12.5	12.5	25	32,419	0.14	68	4.600	2,199	148	70,693
48	83M-4	57.8	12.5	12.5	25	3,321	0.24	48	0.795	159	26	5,107
48	83M-5	28.3	12.5	12.5	25	1,626	0.96	35	1.561	56	50	1,812
48	83M-6	105.5	12.5	12.5	25	6,069	0.68	18	4.123	108	133	3,473
48	84M-1	637.3	12.5	12.5	25	36,646	0.42	224	15.439	8,211	496	264,006
48	84M-2	115.2	12.5	12.5	25	6,626	0.06	41	0.364	274	12	8,805
48	85M-1	109.2	12.5	12.5	25	6,278	0.47	2	2.973	13	96	404
48	85M-2	967.1	12.5	12.5	25	55,611	0.17	79	9.355	4,371	301	140,546
48	85M-3	146.4	12.5	12.5	25	8,421	0.86	8	7.217	67	232	2,166
						850,784	0.81	96	692.690	81,922	22,271	2,633,891
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
48	84ID-1	44.9	12.5	12.5	25	2,583	0.06	41	0.142	107	5	3,432
48	85ID-1	108.6	12.5	12.5	25	6,247	0.86	8	5.354	50	172	1,607
48	83ID-1	63.8	12.5	12.5	25	3,669	0.68	18	2.492	65	80	2,100
48	172ID-1	210.2	12.5	12.5	25	12,084	2.13	6	25.757	68	828	2,176
48	45ID-1	126.4	12.5	12.5	25	7,270	1.01	18	7.354	128	236	4,129
48	45ID-2	124.9	12.5	12.5	25	7,182	0.36	12	2.562	84	82	2,694
						39,034	1.12	13	43.661	502	1,404	16,138

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
48		0.0	12.5	12.5	25	0			0.000	0	0	0
48			12.5	12.5	25	0			0.000	0	0	0
						0	0.00	0	0.000	0	0	0

SECTION 48
MEASURED						850,784	0.81	96	692.690	81,922	22,271	2,633,891
INDICATED						39,034	1.12	13	43.661	502	1,404	16,138
MEASURED+INDICATED						889,818	0.83	93	736.351	82,424	23,675	2,650,029
INFERRED						0	0.00	0	0.000	0	0	0

RUNNING TOTAL
MEASURED						14,383,099	0.87	62	12,582.629	890,818	404,547	28,640,869
INDICATED						3,890,451	0.86	48	3,335.317	187,286	107,234	6,021,460
MEASURED+INDICATED						18,273,550	0.87	59	15,917.946	1,078,104	511,781	34,662,329
INFERRED						6,893,083	1.00	41	6,896.074	284,205	221,717	9,137,538

38/42

     APPENDIX C CARMEN DEPOSIT

DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³ 2.3

39/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
49	L08M-1	306.6	12.5	12.5	25	17,629	0.15	67	2.634	1,179	85	37,894
49	L08M-2	108.7	12.5	12.5	25	6,253	0.17	113	1.084	709	35	22,785
49	190M-1	441.7	12.5	12.5	25	25,397	0.16	136	4.038	3,443	130	110,694
49	190M-2	91.4	12.5	12.5	25	5,258	0.05	37	0.251	195	8	6,255
49	185M-1	377.4	12.5	12.5	25	21,700	0.07	87	1.541	1,890	50	60,769
49	185M-2	159.7	12.5	12.5	25	9,185	0.18	68	1.619	620	52	19,932
49	22M-1	222.3	12.5	12.5	25	12,782	0.71	201	9.035	2,566	290	82,500
49	L09M-1	73.4	12.5	12.5	25	4,219	0.13	93	0.559	393	18	12,631
49	L09M-2	60.1	12.5	12.5	25	3,455	0.22	109	0.767	375	25	12,070
49	184M-1	510.6	12.5	12.5	25	29,361	0.35	137	10.250	4,036	330	129,748
49	184M-2	158.0	12.5	12.5	25	9,082	0.15	38	1.362	345	44	11,096
49	172M-3	239.3	12.5	12.5	25	13,760	0.04	60	0.500	821	16	26,397
49	172M-4	725.9	12.5	12.5	25	41,738	0.17	86	6.933	3,598	223	115,674
49	161M-1	708.3	12.5	12.5	25	40,726	0.88	76	35.805	3,088	1,151	99,295
49	161M-2	170.5	12.5	12.5	25	9,803	0.92	18	8.983	176	289	5,673
49	161M-3	712.1	12.5	12.5	25	40,948	0.67	10	27.346	416	879	13,385
49	161M-4	683.2	12.5	12.5	25	39,282	1.04	5	40.966	211	1,317	6,788
49	168M-1	578.6	12.5	12.5	25	33,268	0.61	14	20.360	468	655	15,057
49	168M-2	867.3	12.5	12.5	25	49,867	0.84	7	41.778	324	1,343	10,421
49	168M-3	250.2	12.5	12.5	25	14,388	0.62	12	8.858	177	285	5,705
49	177M-1	440.4	12.5	12.5	25	25,321	0.52	21	13.230	523	425	16,825
						453,424	0.52	56	237.900	25,554	7,649	821,596
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
49	L08ID-1	100.8	12.5	12.5	25	5,798	0.17	113	1.005	657	32	21,126
49	184ID-1	89.1	12.5	12.5	25	5,125	0.15	38	0.769	195	25	6,262
49	161ID-1	102.4	12.5	12.5	25	5,887	0.92	18	5.394	106	173	3,407
49	161ID-2	408.4	12.5	12.5	25	23,482	0.67	10	15.682	239	504	7,676
49	161ID-3	382.3	12.5	12.5	25	21,985	1.04	5	22.927	118	737	3,799
49	168ID-1	125.1	12.5	12.5	25	7,195	0.62	12	4.430	89	142	2,853
49	168ID-2	125.1	12.5	12.5	25	7,195	0.62	12	4.430	89	142	2,853
49	177ID-1	244.8	12.5	12.5	25	14,075	0.52	21	7.354	291	236	9,352
						90,741	0.68	20	61.991	1,783	1,993	57,328

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m² NW,m SE,m Length,m				Tonnes	Au	Ag	Au	Ag	Au	Ag
49	184IF-1	72.4	12.5	12.5	25	4,161	0.15	38	0.624	158	20	5,083
49	168IF-1	500.5	12.5	12.5	25	28,780	0.62	12	17.719	355	570	11,412
49	168IF-2	500.5	12.5	12.5	25	28,780	0.62	12	17.719	355	570	11,412
49	177IF-1	981.6	12.5	12.5	25	56,444	0.52	21	29.492	1,166	948	37,504
						118,164	0.55	17	65.553	2,035	2,108	65,412

SECTION 49
MEASURED						453,424	0.52	56	237.900	25,554	7,649	821,596
INDICATED						90,741	0.68	20	61.991	1,783	1,993	57,328
MEASURED+INDICATED						544,166	0.55	50	299.891	27,337	9,642	878,923
INFERRED						118,164	0.55	17	65.553	2,035	2,108	65,412

RUNNING TOTAL
MEASURED						14,836,523	0.86	62	12,820.530	916,372	412,195	29,462,465
INDICATED						3,981,192	0.85	47	3,397.308	189,069	109,228	6,078,788
MEASURED+INDICATED						18,817,716	0.86	59	16,217.838	1,105,441	521,423	35,541,253
INFERRED						7,011,247	0.99	41	6,961.627	286,240	223,825	9,202,950

40/42

APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
50	18M-1	212.1	12.5	12.5	25	12,196	0.49	22	5.935	267	191	8,587
50	214M-1	584.3	12.5	12.5	25	33,598	0.61	89	20.593	2,985	662	95,984
50	214M-2	267.6	12.5	12.5	25	15,386	1.22	3	18.725	46	602	1,484
50	191M-1	513.3	12.5	12.5	25	29,518	0.35	59	10.459	1,727	336	55,518
50	188M-1	338.4	12.5	12.5	25	19,457	3.82	75	74.319	1,459	2,389	46,917
50	188M-2	330.2	12.5	12.5	25	18,989	0.32	11	6.077	209	195	6,716
50	188M-3	1447.6	12.5	12.5	25	83,238	1.35	4	112.628	314	3,621	10,097
50	183M-1	1262.1	12.5	12.5	25	72,570	2.09	20	151.938	1,435	4,885	46,146
50	183M-2	1007.1	12.5	12.5	25	57,907	1.23	13	71.318	741	2,293	23,831
50	183M-3	313.3	12.5	12.5	25	18,013	0.41	25	7.426	441	239	14,189
						360,871	1.33	27	479.418	9,625	15,414	309,468
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
50	I8ID-1	94.0	12.5	12.5	25	5,407	0.49	22	2.631	118	85	3,807
50	214ID-1	133.4	12.5	12.5	25	7,671	1.22	3	9.336	23	300	740
50	214ID-2	51.1	12.5	12.5	25	2,937	1.22	3	3.575	9	115	283
50	188ID-1	85.4	12.5	12.5	25	4,912	3.82	75	18.762	368	603	11,844
50	183ID-1	344.0	12.5	12.5	25	19,782	2.09	20	41.416	391	1,332	12,579
50	183ID-2	361.5	12.5	12.5	25	20,786	1.23	13	25.600	266	823	8,554
50	183ID-3	173.3	12.5	12.5	25	9,964	0.41	25	4.108	244	132	7,849
50	183ID-4	139.6	12.5	12.5	25	8,027	0.41	25	3.309	197	106	6,323
						79,486	1.37	20	108.737	1,617	3,496	51,979

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m Length,m		Tonnes	Au	Ag	Au	Ag	Au	Ag
50	18IF-1	69.6	12.5	12.5	25	4,005	0.49	22	1.949	88	63	2,820
50	183IF-1	1374.8	12.5	12.5	25	79,048	2.09	20	165.501	1,563	5,321	50,265
50	183IF-2	1446.0	12.5	12.5	25	83,143	1.23	13	102.399	1,064	3,292	34,216
50	183IF-3	698.0	12.5	12.5	25	40,133	0.41	25	16.545	983	532	31,613
50	183IF-4	558.8	12.5	12.5	25	32,129	0.41	25	13.245	787	426	25,308
						238,458	1.26	19	299.639	4,486	9,634	144,222

SECTION 50
MEASURED						360,871	1.33	27	479.418	9,625	15,414	309,468
INDICATED						79,486	1.37	20	108.737	1,617	3,496	51,979
MEASURED+INDICATED						440,357	1.34	26	588.154	11,242	18,910	361,447
INFERRED						238,458	1.26	19	299.639	4,486	9,634	144,222

RUNNING TOTAL
MEASURED						15,197,395	0.88	61	13,299.947	925,998	427,609	29,771,933
INDICATED						4,060,678	0.86	47	3,506.045	190,685	112,724	6,130,767
MEASURED+INDICATED						19,258,073	0.87	58	16,805.992	1,116,683	540,333	35,902,700
INFERRED						7,249,705	1.00	40	7,261.266	290,725	233,458	9,347,172

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APPENDIX C
CARMEN DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
Resource Add-up Estimate L Detail

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
51	189M-1	183.9	12.5	12.5	25	10,573	0.47	1	4.990	7	160	227
51	189M-2	1039.9	12.5	12.5	25	59,796	0.79	4	47.274	249	1,520	8,011
51	173M-1	246.3	12.5	12.5	25	14,164	0.32	3	4.462	47	143	1,518
51	173M-2	988.6	12.5	12.5	25	56,847	0.67	7	38.234	374	1,229	12,032
						141,380	0.67	5	94.960	678	3,053	21,787
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
51	189ID-1	618.4	12.5	12.5	25	35,560	0.79	4	28.113	148	904	4,764
51	173ID-1	125.5	12.5	12.5	25	7,214	0.32	3	2.272	24	73	773
51	173ID-2	495.7	12.5	12.5	25	28,500	0.67	7	19.169	188	616	6,032
						71,274	0.70	5	49.554	360	1,593	11,569

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
51	173IF-1	501.8	12.5	12.5	25	28,855	0.32	3	9.089	96	292	3,092
51	173IF-2	1983.0	12.5	12.5	25	114,024	0.67	7	76.691	751	2,466	24,135
						142,879	0.60	6	85.780	847	2,758	27,227

SECTION 51
MEASURED						141,380	0.67	5	94.960	678	3,053	21,787
INDICATED						71,274	0.70	5	49.554	360	1,593	11,569
MEASURED+INDICATED						212,654	0.68	5	144.515	1,037	4,646	33,357
INFERRED						142,879	0.60	6	85.780	847	2,758	27,227

RUNNING TOTAL
MEASURED						15,338,775	0.87	60	13,394.908	926,675	430,662	29,793,720
INDICATED						4,131,952	0.86	46	3,555.599	191,045	114,317	6,142,336
MEASURED+INDICATED						19,470,727	0.87	57	16,950.507	1,117,721	544,979	35,936,057
INFERRED						7,392,584	0.99	39	7,347.046	291,572	236,216	9,374,399

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
52	216M-1	251.2	12.5	12.5	25	14,446	0.13	42	1.830	612	59	19,662
						14,446	0.13	42	1.830	612	59	19,662
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
52	216ID-1	146.8	12.5	12.5	25	8,439	0.13	42	1.069	357	34	11,486
						8,439	0.13	42	1.069	357	34	11,486

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
52		0.0	12.5	12.5	25	0	0.00	0	0.000	0	0	0
52			12.5	12.5	25	0			0.000	0	0	0
						0	0.00	0	0.000	0	0	0

SECTION 52
MEASURED						14,446	0.13	42	1.830	612	59	19,662
INDICATED						8,439	0.13	42	1.069	357	34	11,486
MEASURED+INDICATED						22,885	0.13	42	2.899	969	93	31,148
INFERRED						0	0.00	0	0.000	0	0	0

RUNNING TOTAL
MEASURED						15,353,221	0.87	60	13,396.737	927,287	430,721	29,813,382
INDICATED						4,140,391	0.86	46	3,556.668	191,403	114,351	6,153,822
MEASURED+INDICATED						19,493,612	0.87	57	16,953.405	1,118,689	545,072	35,967,204
INFERRED						7,392,584	0.99	39	7,347.046	291,572	236,216	9,374,399

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